

Ivy INVESTMENTS®

Semiannual Report

SEPTEMBER 30, 2020

	Ticker							
	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class Y
IVY FUNDS								
Ivy Asset Strategy Fund	WASAX	WASBX	WASCX	IASEX	IVAEX	IASTX	IASRX	WASYX
Ivy Balanced Fund	IBNAX	IBNBX	IBNCX		IYBIX	IBARX	IYBFX	IBNYX
Ivy Energy Fund	IEYAX	IEYBX	IEYCX		IVEIX	IENRX	IYEFX	IEYYX
Ivy LaSalle Global Real Estate Fund	IREAX	IREBX	IRECX		IRESX	IRENX	IRERX	IREYX
Ivy Natural Resources Fund	IGNAX	IGNBX	IGNCX	IGNEX	IGNIX	INRSX	IGNRX	IGNYX
Ivy Science and Technology Fund	WSTAX	WSTBX	WSTCX	ISTEX	ISTIX	ISTNX	WSTRX	WSTYX
Ivy Securian Real Estate Securities Fund	IRSAX	IRSBX	IRSCX	IREEX	IREIX	IRSEX	IRSRX	IRSYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.



SEPTEMBER 30, 2020 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

Markets thus far in 2020 have been dominated by uncertainty. At the start of this fiscal period, markets were declining in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken strong steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has been featured a broad array of policy measures including an unprecedented pace of QE.

Third quarter economic data show the global economy has had a very strong rebound. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of Sept. 30, the Index is up 5.57%. Going forward, we believe a natural deceleration in growth is very likely given the magnitude of the bounce back for the period. In addition, we believe we could see more deceleration than consensus in the final three months of the year. Our belief is driven by the impending arrival of cold weather, which will dampen outdoor consumer activity and negatively impact certain industries.

With respect to the U.S. consumer, we anticipate a pullback in consumption due to a lack of opportunities to spend. We see evidence of this in the extremely high savings rate in the U.S. now. Spending data through September show that spending on durable goods is well above pre-virus levels, while spending on services is still far below pre-pandemic levels. Services like travel, recreation and dining are among the areas hardest hit. We think this limitation on spending opportunities is going to be a cap on consumption over the next few months.

At the time of this writing, as we near the U.S. presidential election, we believe the odds are low for any substantial stimulus being approved soon. However, we believe it could likely pass in early 2021. If the Democrats sweep the White House and Congress, we would expect a sizeable stimulus act.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions.

Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2020	3/31/2020
S&P 500 Index	3,363.00	2,584.59
MSCI EAFE Index	1,855.32	1,559.59
10-Year Treasury Yield	0.69%	0.70%
U.S. unemployment rate	7.9%	4.4%
30-year fixed mortgage rate	2.90%	3.50%
Oil price per barrel	$ 40.22	$ 20.48

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,265.30	$ 6.34	$1,000	$ 1,019.41	$5.65	1.12%
Class B**	$1,000	$1,260.20	$ 11.41	$1,000	$ 1,014.95	$10.18	2.01%
Class C	$1,000	$1,260.70	$10.74	$1,000	$ 1,015.54	$9.57	1.89%
Class E	$1,000	$ 1,266.10	$ 5.67	$1,000	$1,020.05	$5.05	0.97%
Class I	$1,000	$1,266.70	$ 4.87	$1,000	$1,020.67	$ 4.34	0.87%
Class N	$1,000	$1,267.80	$ 4.08	$1,000	$ 1,021.44	$ 3.64	0.71%
Class R	$1,000	$ 1,263.10	$ 8.26	$1,000	$ 1,017.73	$7.36	1.45%
Class Y	$1,000	$1,265.00	$ 6.34	$1,000	$ 1,019.43	$5.65	1.11%

See footnotes on page 6.

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Balanced Fund							
Class A	$1,000	$1,222.40	$ 6.00	$1,000	$ 1,019.55	$ 5.45	1.09%
Class B**	$1,000	$ 1,217.90	$10.65	$1,000	$ 1,015.37	$ 9.67	1.92%
Class C	$1,000	$ 1,218.30	$10.20	$1,000	$ 1,015.83	$ 9.27	1.83%
Class I	$1,000	$ 1,224.10	$ 4.78	$1,000	$1,020.67	$ 4.34	0.86%
Class N	$1,000	$1,224.80	$ 4.00	$1,000	$ 1,021.43	$ 3.64	0.71%
Class R	$1,000	$1,220.60	$ 8.11	$1,000	$ 1,017.74	$ 7.36	1.45%
Class Y	$1,000	$1,222.90	$ 6.00	$1,000	$ 1,019.55	$ 5.45	1.09%
Ivy Energy Fund							
Class A	$1,000	$ 1,147.70	$ 7.19	$1,000	$ 1,018.29	$ 6.76	1.35%
Class B**	$1,000	$ 1,141.40	$ 11.88	$1,000	$ 1,013.95	$ 11.18	2.22%
Class C	$1,000	$ 1,144.80	$ 11.15	$1,000	$ 1,014.60	$10.48	2.09%
Class I	$1,000	$1,150.00	$ 5.27	$1,000	$1,020.08	$ 4.95	0.99%
Class N	$1,000	$ 1,149.10	$ 5.27	$1,000	$1,020.08	$ 4.95	0.99%
Class R	$1,000	$ 1,146.90	$ 9.45	$1,000	$ 1,016.21	$ 8.87	1.75%
Class Y	$1,000	$ 1,148.50	$ 7.20	$1,000	$ 1,018.29	$ 6.76	1.35%
Ivy LaSalle Global Real Estate Fund							
Class A	$1,000	$ 1,144.60	$ 7.94	$1,000	$ 1,017.62	$ 7.47	1.48%
Class B**	$1,000	$ 1,140.60	$ 11.24	$1,000	$ 1,014.46	$10.58	2.11%
Class C	$1,000	$ 1,140.60	$ 11.56	$1,000	$ 1,014.17	$10.88	2.17%
Class I	$1,000	$ 1,146.50	$ 5.58	$1,000	$ 1,019.77	$ 5.25	1.05%
Class N	$1,000	$ 1,146.50	$ 5.58	$1,000	$ 1,019.77	$ 5.25	1.05%
Class R	$1,000	$ 1,142.50	$ 9.64	$1,000	$ 1,016.02	$ 9.07	1.80%
Class Y	$1,000	$ 1,143.90	$ 7.72	$1,000	$ 1,017.76	$ 7.26	1.45%
Ivy Natural Resources Fund							
Class A	$1,000	$1,293.00	$10.55	$1,000	$ 1,015.78	$ 9.27	1.84%
Class B**	$1,000	$1,267.00	$31.85	$1,000	$ 996.91	$28.06	5.60%
Class C	$1,000	$1,288.60	$14.42	$1,000	$ 1,012.38	$12.68	2.52%
Class E	$1,000	$1,296.90	$ 6.55	$1,000	$ 1,019.27	$ 5.75	1.17%
Class I	$1,000	$1,298.30	$ 6.78	$1,000	$ 1,019.15	$ 5.96	1.17%
Class N	$1,000	$1,298.40	$ 5.63	$1,000	$1,020.08	$ 4.95	0.98%
Class R	$1,000	$1,292.90	$ 9.86	$1,000	$ 1,016.35	$ 8.67	1.72%
Class Y	$1,000	$1,296.00	$ 7.92	$1,000	$ 1,018.07	$ 6.96	1.38%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$1,380.40	$ 6.90	$1,000	$ 1,019.22	$ 5.86	1.16%
Class B**	$1,000	$1,374.30	$ 11.87	$1,000	$ 1,014.98	$10.07	2.01%
Class C	$1,000	$ 1,375.10	$11.52	$1,000	$ 1,015.33	$ 9.77	1.93%
Class E	$1,000	$1,379.90	$ 7.38	$1,000	$ 1,018.77	$ 6.26	1.24%
Class I	$1,000	$ 1,381.70	$ 5.72	$1,000	$ 1,020.15	$ 4.85	0.97%
Class N	$1,000	$1,382.60	$ 4.88	$1,000	$1,020.90	$ 4.14	0.82%
Class R	$1,000	$1,377.60	$ 9.27	$1,000	$ 1,017.20	$ 7.87	1.56%
Class Y	$1,000	$1,380.30	$ 6.90	$1,000	$ 1,019.22	$ 5.86	1.16%
Ivy Securian Real Estate Securities Fund							
Class A	$1,000	$1,129.30	$ 7.77	$1,000	$ 1,017.69	$ 7.36	1.46%
Class B**	$1,000	$1,123.50	$ 13.17	$1,000	$ 1,012.55	$12.48	2.48%
Class C	$1,000	$ 1,123.70	$12.53	$1,000	$ 1,013.17	$11.88	2.36%
Class E	$1,000	$1,129.90	$ 6.92	$1,000	$ 1,018.48	$ 6.56	1.31%
Class I	$1,000	$ 1,131.20	$ 5.86	$1,000	$ 1,019.53	$ 5.55	1.09%
Class N	$1,000	$ 1,131.90	$ 4.90	$1,000	$1,020.36	$ 4.65	0.93%
Class R	$1,000	$1,127.40	$ 8.94	$1,000	$1,016.60	$ 8.47	1.68%
Class Y	$1,000	$1,130.40	$ 6.92	$1,000	$ 1,018.52	$ 6.56	1.29%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2020, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	64.6%
Information Technology	20.3%
Industrials	10.4%
Financials	8.4%
Health Care	8.1%
Consumer Discretionary	7.2%
Consumer Staples	4.9%
Energy	2.3%
Utilities	1.2%
Materials	0.9%
Communication Services	0.9%
Bullion (Gold)	6.1%
Purchased Options	0.0%
Bonds	28.4%
Corporate Debt Securities	19.3%
Loans	3.6%
United States Government and Government Agency Obligations	2.9%
Mortgage-Backed Securities	1.5%
Other Government Securities	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.9%

Country Weightings

North America	51.2%
United States	48.7%
Other North America	2.5%
Bullion (Gold)	6.1%
Europe	25.7%
United Kingdom	6.2%
France	5.4%
Germany	4.4%
Switzerland	3.6%
Other Europe	6.1%
Pacific Basin	13.7%
South America	1.6%
Bahamas/Caribbean	0.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ and Purchased Options	0.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Adobe, Inc.	United States	Information Technology	Application Software
Reliance Industries Ltd.	India	Energy	Oil & Gas Refining & Marketing
Intuit, Inc.	United States	Information Technology	Application Software
QUALCOMM, Inc.	United States	Information Technology	Semiconductors
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Union Pacific Corp.	United States	Industrials	Railroads

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 0.9%		
Deutsche Telekom AG, Registered Shares (A)	1,365	$ 22,729
Total Communication Services – 0.9%		22,729
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.2%		
adidas AG (A)	97	31,327
Auto Parts & Equipment – 1.1%		
Aptiv plc	303	27,771
Automobile Manufacturers – 0.5%		
Subaru Corp. (A)(B)	633	12,283
Casinos & Gaming – 0.4%		
New Cotai Participation Corp., Class B (C)(D(G))	1,820	9,063
General Merchandise Stores – 0.9%		
Dollar Tree, Inc. (D)	247	22,568
Hotels, Resorts & Cruise Lines – 0.1%		
Studio City International Holdings Ltd. ADR (D)	203	3,339
Internet & Direct Marketing Retail – 3.0%		
Amazon.com, Inc. (D)	24	75,270
Leisure Products – 0.0%		
Media Group Holdings LLC, Series H (C)(D)(E)(F)(G)	640	—*
Media Group Holdings LLC, Series T (C)(D)(E)(F)(G)	80	—*
		—*
Total Consumer Discretionary – 7.2%		181,621
Consumer Staples		
Distillers & Vintners – 0.7%		
Pernod Ricard S.A. (A)	116	18,454
Household Products – 1.1%		
Procter & Gamble Co. (The)	202	28,017
Hypermarkets & Super Centers – 1.0%		
Wal-Mart Stores, Inc.	188	26,266
Packaged Foods & Meats – 1.0%		
Nestle S.A., Registered Shares (A)	200	23,842
Personal Products – 1.1%		
Unilever N.V., Certicaaten Van Aandelen (A)	444	26,939
Total Consumer Staples – 4.9%		123,518

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Exploration & Production – 0.5%		
Canadian Natural Resources Ltd.	754	$ 12,078
Oil & Gas Refining & Marketing – 1.8%		
Reliance Industries Ltd. (A)	1,537	45,425
Total Energy – 2.3%		57,503
Financials		
Consumer Finance – 1.4%		
ORIX Corp. (A)	2,831	35,359
Diversified Banks – 1.2%		
BNP Paribas S.A. (A)	520	18,823
UniCredit S.p.A. (A)	1,476	12,197
		31,020
Investment Banking & Brokerage – 0.7%		
Morgan Stanley	370	17,872
Life & Health Insurance – 2.5%		
AIA Group Ltd. (A)	3,112	30,936
Ping An Insurance (Group) Co. of China Ltd., H Shares(A)	3,214	33,360
		64,296
Mortgage REITs – 1.1%		
AGNC Investment Corp.	2,043	28,415
Other Diversified Financial Services – 0.7%		
Citigroup, Inc.	426	18,372
Thrifts & Mortgage Finance – 0.8%		
Housing Development Finance Corp. Ltd.(A)	844	20,008
Total Financials – 8.4%		215,342
Health Care		
Biotechnology – 1.5%		
Genmab A.S. (A)(D)	48	17,533
Sarepta Therapeutics, Inc. (D)	140	19,604
		37,137
Health Care Equipment – 2.7%		
Koninklijke Philips Electronics N.V., Ordinary Shares(A)	508	23,975
Masimo Corp.(D)	82	19,355
Zimmer Holdings, Inc.	195	26,586
		69,916
Managed Health Care – 0.8%		
Anthem, Inc.	76	20,357
Pharmaceuticals – 3.1%		
GlaxoSmithKline plc (A)	1,206	22,604
Merck & Co., Inc.	291	24,140
Merck KGaA (A)	214	31,174
		77,918
Total Health Care – 8.1%		205,328

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 1.7%		
Airbus SE (A)	282	$ 20,481
Northrop Grumman Corp.	69	21,835
		42,316
Construction & Engineering – 1.4%		
Larsen & Toubro Ltd. (A)	1,239	15,191
Vinci (A)	255	21,268
		36,459
Construction Machinery & Heavy Trucks – 0.8%		
Caterpillar, Inc.	138	20,655
Electrical Components & Equipment – 1.0%		
Schneider Electric S.A. (A)	209	25,998
Environmental & Facilities Services – 0.7%		
Waste Management, Inc.	163	18,408
Industrial Machinery – 1.3%		
Ingersoll-Rand, Inc. (D)	921	32,781
Railroads – 2.5%		
Kansas City Southern	143	25,928
Union Pacific Corp.	185	36,479
		62,407
Trading Companies & Distributors – 1.0%		
Ferguson plc (A)	246	24,767
Total Industrials – 10.4%		263,791
Information Technology		
Application Software – 3.5%		
Adobe, Inc. (D)	99	48,486
Intuit, Inc.	126	41,104
		89,590
Data Processing & Outsourced Services – 3.3%		
Fiserv, Inc. (D)	336	34,591
Visa, Inc., Class A	252	50,332
		84,923
Electronic Equipment & Instruments – 1.2%		
Keyence Corp. (A)	66	30,760
Internet Services & Infrastructure – 0.6%		
VeriSign, Inc. (D)	79	16,116
IT Consulting & Other Services – 0.7%		
Garter, Inc., Class A (D)	133	16,668
Semiconductor Equipment – 1.2%		
ASML Holding N.V., Ordinary Shares (A)	81	29,916

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 4.2%		
QUALCOMM, Inc.	345	$ 40,611
Taiwan Semiconductor Manufacturing Co. Ltd. (A)	4,366	65,676
		106,287
Systems Software – 3.0%		
Microsoft Corp.	361	75,912
Technology Hardware, Storage & Peripherals – 2.6%		
Apple, Inc.	324	37,521
Samsung Electronics Co. Ltd. (A)	570	28,279
		65,800
Total Information Technology – 20.3%		515,972
Materials		
Diversified Metals & Mining – 0.2%		
Teck Resources Ltd., Class B	456	6,343
Gold – 0.7%		
Barrick Gold Corp.	663	18,629
Total Materials – 0.9%		24,972
Utilities		
Electric Utilities – 1.2%		
E.ON AG (A)	2,651	29,219
Total Utilities – 1.2%		29,219
TOTAL COMMON STOCKS – 64.6%		$1,639,995

(Cost: $1,843,504)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	
Alphabet, Inc., Class C, Call $1,760.00, Expires 11–20–20	195	19	177
Microsoft Corp., Call $235.00, Expires 10–16–20	1,170	117	26
Teck Resources Ltd., Class B, Call $17.00, Expires 11–20–20, OTC (Ctrpty: UBS AG)	8,581	858	339
Walmart, Inc., Call $155.00, Expires 10–16–20, OTC (Ctrpty: Citibank N.A.)	1,909	191	29
TOTAL PURCHASED OPTIONS – 0.0%			$ 571

(Cost: $4,683)

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.4%		
Altice France Holding S.A., 10.500%, 5–15–27 (H)	$ 8,387	$ 9,320
Integrated Telecommunication Services – 1.4%		
AT&T, Inc.:		
2.750%, 6–1–31	2,348	2,469
3.650%, 6–1–51	2,347	2,369
Consolidated Communications, Inc., 6.500%, 10–1–28 (H)	1,354	1,381
Frontier Communications Corp.:		
7.625%, 4–15–24 (I)	7,881	3,123
6.875%, 1–15–25 (I)	23,633	8,956
11.000%, 9–15–25 (I)	21,820	9,164
9.000%, 8–15–31 (B)(I)	7,881	2,995
West Corp., 8.500%, 10–15–25 (H)	6,325	5,501
		35,958
Interactive Media & Services – 0.2%		
Tencent Holdings Ltd., 3.240%, 6–3–50 (H)	3,910	3,928
Total Communication Services – 2.0%		49,206
Consumer Discretionary		
Automobile Manufacturers – 0.5%		
Ford Motor Co., 8.500%, 4–21–23	3,919	4,272
Nissan Motor Co. Ltd.:		
4.345%, 9–17–27 (H)	5,463	5,484
4.810%, 9–17–30 (H)	3,902	3,913
		13,669
General Merchandise Stores – 0.1%		
Dollar General Corp., 3.500%, 4–3–30	1,960	2,229
Hotels, Resorts & Cruise Lines – 0.1%		
Carnival Corp., 11.500%, 4–1–23 (H)	1,568	1,758
Internet & Direct Marketing Retail – 0.2%		
Amazon.com, Inc.:		
1.500%, 6–3–30	3,910	3,992
2.500%, 6–3–50	782	794
		4,786
Total Consumer Discretionary – 0.9%		22,442
Consumer Staples		
Brewers – 0.2%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB):		
3.500%, 6–1–30	3,140	3,570
4.500%, 6–1–50	1,568	1,880
		5,450

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco – 0.1%		
B.A.T. Capital Corp. (GTD by British American Tobacco plc, B.A.T. Netherlands Finance B.V., B.A.T. International Finance B.V. and Reynolds American, Inc.), 4.906%, 4–2–30	$ 2,353	$ 2,773
Total Consumer Staples – 0.3%		8,223
Energy		
Integrated Oil & Gas – 1.0%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.), 5.600%, 1–3–31 (B)	3,910	4,176
Petroleos Mexicanos:		
6.490%, 1–23–27 (H)	15,026	14,079
6.840%, 1–23–30 (H)	3,178	2,829
Petronas Capital Ltd.:		
3.500%, 4–21–30 (H)	1,568	1,752
4.550%, 4–21–50 (H)	1,576	2,002
		24,838
Oil & Gas Exploration & Production – 0.5%		
Laredo Petroleum, Inc.:		
9.500%, 1–15–25	10,259	6,114
10.125%, 1–15–28 (B)	11,436	6,747
		12,861
Oil & Gas Refining & Marketing – 0.1%		
Valero Energy Corp., 2.150%, 9–15–27	3,898	3,872
Oil & Gas Storage & Transportation – 0.9%		
Energy Transfer Operating L.P.:		
6.750%, 5–15–68	11,100	8,547
7.125%, 5–15–68	11,100	8,769
Energy Transfer Partners L.P., 6.250%, 2–15–68	7,000	4,568
		21,884
Total Energy – 2.5%		63,455
Financials		
Diversified Banks – 7.0%		
Banco de Credito del Peru, 3.125%, 7–1–30 (H)	1,562	1,567
Banco Mercantil del Norte S.A., 8.375%, 10–14–68 (H)	3,905	4,081
Banco Santander S.A.:		
5.375%, 4–17–25 (H)	4,116	4,577
2.746%, 5–28–25	2,346	2,465
3.490%, 5–28–30	1,564	1,702
Bank of New York Mellon Corp. (The), 4.700%, 9–20–68	1,565	1,660

SEPTEMBER 30, 2020 (UNAUDITED)CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Barclays plc:		
3.564%, 9–23–35	$ 3,901	$ 3,837
7.875%, 12–29–49	26,982	27,758
8.000%, 9–15–68	7,237	7,707
6.125%, 12–15–68	3,901	3,955
Credit Agricole S.A., 1.907%, 6–16–26 (H)	2,343	2,396
HSBC Holdings plc:		
2.848%, 6–4–31	3,914	4,050
6.875%, 12–29–49	3,911	3,989
ING Groep N.V., 6.875%, 12–29–49	9,519	9,925
Royal Bank of Scotland Group plc (The), 8.625%, 12–29–49	19,098	19,575
Societe Generale Group, 7.375%, 12–29–49 (H)	24,209	24,814
Societe Generale S.A., 3.653%, 7–8–35 (H)	9,373	9,424
Standard Chartered plc, 7.500%, 12–29–49 (H)	13,224	13,524
UniCredit S.p.A.:		
2.569%, 9–22–26 (H)	7,800	7,704
5.861%, 6–19–32 (H)	10,953	11,660
5.459%, 6–30–35 (H)	9,547	9,720
		176,090
Diversified Capital Markets – 1.6%		
Credit Suisse Group AG:		
2.193%, 6–5–26 (H)	2,346	2,422
6.375%, 2–21–68 (H)	4,768	5,096
7.500%, 6–11–68 (H)	10,148	11,061
7.125%, 7–29–68	17,335	18,050
5.250%, 2–11–69 (H)	3,901	3,909
		40,538
Financial Exchanges & Data – 0.1%		
Intercontinental Exchange, Inc., 1.850%, 9–15–32	2,342	2,335
Investment Banking & Brokerage – 0.1%		
Macquarie Bank Ltd., 3.624%, 6–3–30 (H)	3,128	3,325
Life & Health Insurance – 0.3%		
AIA Group Ltd.:		
3.375%, 4–7–30 (H)	1,960	2,198
3.200%, 9–16–40 (H)	3,902	4,029
		6,227
Multi-Line Insurance – 0.4%		
Athene Holding Ltd., 6.150%, 4–3–30	8,641	10,241
Other Diversified Financial Services – 0.3%		
Grupo Aval Ltd., 4.375%, 2–4–30 (H)	5,661	5,463
JPMorgan Chase & Co., 2.956%, 5–13–31	1,224	1,308
		6,771

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Finance – 0.1%		
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 4.500%, 9–15–23	$3,645	$ 3,755
Total Financials – 9.9%		249,282
Health Care		
Pharmaceuticals – 0.1%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.), 2.800%, 7–21–23	4,000	3,825
Total Health Care – 0.1%		3,825
Industrials		
Aerospace & Defense – 1.2%		
Boeing Co. (The):		
4.875%, 5–1–25	3,917	4,273
5.150%, 5–1–30	3,917	4,388
5.805%, 5–1–50	2,356	2,842
Wolverine Escrow LLC:		
8.500%, 11–15–24 (H)	7,920	6,495
9.000%, 11–15–26 (H)	7,919	6,533
13.125%, 11–15–27 (H)	7,919	5,543
		30,074
Airlines – 0.1%		
Southwest Airlines Co., 5.250%, 5–4–25	1,958	2,156
Highways & Railtracks – 0.1%		
Transurban Finance Co. Pty Ltd., 2.450%, 3–16–31 (H)	2,167	2,211
Total Industrials – 1.4%		34,441
Information Technology		
Application Software – 0.2%		
Block Financial LLC (GTD by H&R Block, Inc.), 3.875%, 8–15–30	3,278	3,293
IT Consulting & Other Services – 0.1%		
Leidos, Inc. (GTD by Leidos Holdings, Inc.):		
3.625%, 5–15–25 (H)	1,174	1,302
4.375%, 5–15–30 (H)	1,174	1,374
		2,676
Semiconductors – 0.5%		
Broadcom, Inc.:		
4.700%, 4–15–25	1,959	2,226
5.000%, 4–15–30	3,017	3,558
Microchip Technology, Inc., 4.250%, 9–1–25 (H)	1,955	2,028

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors (Continued)		
Taiwan Semiconductor Manufacturing Co. Ltd., 1.375%, 9–28–30 (H)	$4,682	$ 4,593
		12,405
Technology Hardware, Storage & Peripherals – 0.1%		
Apple, Inc., 2.400%, 8–20–50	3,122	3,125
Total Information Technology – 0.9%		21,499
Materials		
Diversified Metals & Mining – 0.5%		
Glencore Funding LLC:		
1.625%, 9–1–25 (H)	3,902	3,859
2.500%, 9–1–30 (H)	7,804	7,585
		11,444
Gold – 0.1%		
AngloGold Ashanti Holdings plc (GTD by AngloGold Ashanti Ltd.), 3.750%, 10–1–30	2,108	2,150
Steel – 0.5%		
CSN Resources S.A., 7.625%, 2–13–23 (H)	11,040	11,413
Total Materials – 1.1%		25,007
Real Estate		
Industrial REITs – 0.2%		
Aircastle Ltd., 5.250%, 8–11–25 (H)	5,201	5,087
Total Real Estate – 0.2%		5,087
TOTAL CORPORATE DEBT SECURITIES – 19.3%		$482,467
(Cost: $509,717)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Non-Agency REMIC/CMO – 1.5%		
Credit Suisse Mortgage Trust, Series 2018-RPL8, Class A1 (Mortgage spread to 3-year U.S. Treasury index), 4.125%, 7–25–58 (H)(J)	5,765	5,788
Ellington Financial Mortgage Trust, Series 2018-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 5.574%, 10–25–58 (H)(J)	5,708	5,945
Homeward Opportunities Fund I Trust, Series 2019-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 4.800%, 1–25–59 (H)(J)	4,200	4,282

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Non-Agency REMIC/CMO (Continued)		
Merrill Lynch Mortgage Investors Trust, Series 1998-C1, Class F, 6.250%, 11–15–26	$ 1,510	$ 1,511
Verus Securitization Trust, Series 2018-3, Class B1 (Mortgage spread to 5-year U.S. Treasury index), 5.694%, 10–25–58 (H)(J)	7,900	7,640
Verus Securitization Trust, Series 2019-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 5.311%, 2–25–59 (H)(J)	12,800	11,809
		36,975
TOTAL MORTGAGE-BACKED SECURITIES – 1.5%		$36,975
(Cost: $38,565)		

OTHER GOVERNMENT SECURITIES (K)

	Principal	Value
Argentina – 1.1%		
Province of Buenos Aires, 7.875%, 6–15–27 (H)(I)	7,000	2,730
Province of Mendoza, 8.375%, 5–19–24	15,788	10,262
Republic of Argentina:		
1.000%, 7–9–29	1,146	522
0.125%, 7–9–30	27,468	11,454
0.125%, 7–9–35	6,840	2,569
		27,537
Colombia – 0.0%		
Republic of Colombia, 3.125%, 4–15–31	1,173	1,202
TOTAL OTHER GOVERNMENT SECURITIES – 1.1%		$ 28,739
(Cost: $41,566)		

LOANS (J)

	Principal	Value
Communication Services		
Integrated Telecommunication Services – 0.8%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 5.000%, 10–10–24	23,165	20,966
Total Communication Services – 0.8%		20,966
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai LLC (14.000% Cash or 14.000% PIK), 14.000%, 9–10–25 (L)	475	470

LOANS (J) (Continued)	Principal	Value
Specialty Stores – 0.4%		
Staples, Inc. (ICE LIBOR plus 500 bps), 5.251%, 4–12–26	$ 11,541	$ 10,708
Total Consumer Discretionary – 0.4%		11,178
Energy		
Oil & Gas Storage & Transportation – 0.3%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 5.260%, 3–1–26	11,382	8,024
Total Energy – 0.3%		8,024
Financials		
Property & Casualty Insurance – 0.7%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 4.647%, 2–28–25	18,841	17,311
Total Financials – 0.7%		17,311
Health Care		
Health Care Facilities – 0.4%		
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 4.250%, 8–31–24	10,345	9,724
Health Care Services – 0.3%		
Heartland Dental LLC (ICE LIBOR plus 375 bps), 3.647%, 4–30–25	7,296	6,700
Total Health Care – 0.7%		16,424
Materials		
Construction Materials – 0.7%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 4.147%, 5–31–25	19,198	18,737
Total Materials – 0.7%		18,737
TOTAL LOANS – 3.6%		$92,640
(Cost: $101,083)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 1.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO, 4.500%, 1–15–43 (M)	$ 18,278	$ 2,835
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 615 bps), 5.998%, 11–15–47 (J)(M)	10,206	1,719
Federal National Mortgage Association Agency REMIC/CMO:		
4.500%, 10–25–40 (M)	8,963	1,367
4.500%, 5–25–47 (M)	6,824	1,087
5.000%, 3–25–49 (M)	6,728	994
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 562 bps), 5.472%, 6–25–45 (J)(M)	14,749	3,262
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 625 bps):		
5.972%, 4–25–45 (J)(M)	7,333	1,834
5.952%, 4–25–46 (J)(M)	17,240	3,379
5.952%, 8–25–46 (J)(M)	18,005	3,672
6.102%, 6–25–48 (J)(M)	39,197	9,038
		29,187
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.1%		$ 29,187
(Cost: $29,424)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.4%		
U.S. Treasury Notes, 0.625%, 1–15–26	9,629	10,611
Treasury Obligations – 1.4%		
U.S. Treasury Bonds:		
2.750%, 8–15–47	20,500	26,607
3.000%, 2–15–49	6,409	8,761
		35,368
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.8%		$ 45,979
(Cost: $36,260)		

BULLION – 6.1%	Troy Ounces	Value
Gold	83	155,849
(Cost: $96,737)		

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds(O) – 1.1%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (N)	15,928	$15,928

SHORT-TERM SECURITIES (Continued)	Shares	Value
Money Market Funds(O) (Continued)		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	12,395	$ 12,395
		28,323
TOTAL SHORT-TERM SECURITIES – 1.1%		$28,323
(Cost: $28,323)		

	Value
TOTAL INVESTMENT SECURITIES – 100.2%	$2,540,725
(Cost: $2,729,862)	
LIABILITIES, NET OF CASH AND OTHER ASSETS(Q) – (0.2)%	(6,002)
NET ASSETS – 100.0%	$2,534,723

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) All or a portion of securities with an aggregate value of $15,251 are on loan.

(C) Restricted securities. At September 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	640	$ 447,108	$ —*
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	80	168,530	—*
New Cotai Participation Corp., Class B	9-29-20	1,820	12,324	9,063
			$627,962	$9,063

The total value of these securities represented 0.4% of net assets at September 30, 2020.

(D) No dividends were paid during the preceding 12 months.

(E) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(F) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G) Securities whose value was determined using significant unobservable inputs.

(H) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $275,134 or 10.9% of net assets.

(I) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(J) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(K) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(L) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(M) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(N) Investment made with cash collateral received from securities on loan.

(O) Rate shown is the annualized 7-day yield at September 30, 2020.

(Q) Cash of $1,000 has been pledged as collateral on OTC option contracts.

SEPTEMBER 30, 2020 (UNAUDITED)

The following written options were outstanding at September 30, 2020 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Alphabet, Inc., Class C	N/A	Put	195	19	November 2020	$1,480.00	$1,295	$(1,750)
	N/A	Call	195	20	November 2020	1,960.00	652	(43)
Amazon.com, Inc.	N/A	Call	105	11	November 2020	3,700.00	772	(686)
Microsoft Corp.	N/A	Call	2,340	234	October 2020	250.00	1,313	(21)
Teck Resources Ltd., Class B	UBS AG	Put	8,581	858	November 2020	14.00	927	(1,128)
	UBS AG	Call	8,581	858	November 2020	23.00	66	(52)
Walmart, Inc.	Citibank N.A.	Call	3,818	382	October 2020	165.00	1,183	(15)
							$6,208	$(3,695)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ —	$ 22,729	$ —
Consumer Discretionary	125,609	46,949	9,063
Consumer Staples	54,283	69,235	—
Energy	12,078	45,425	—
Financials	64,659	150,683	—
Health Care	110,042	95,286	—
Industrials	156,086	107,705	—
Information Technology	361,341	154,631	—
Materials	24,972	—	—
Utilities	—	29,219	—
Total Common Stocks	$ 909,070	$ 721,862	$9,063
Purchased Options	203	368	—
Corporate Debt Securities	—	482,467	—
Mortgage-Backed Securities	—	36,975	—
Other Government Securities	—	28,739	—
Loans	—	92,640	—
United States Government Agency Obligations	—	29,187	—
United States Government Obligations	—	45,979	—
Bullion	155,849	—	—
Short-Term Securities	28,323	—	—
Total	$1,093,445	$1,438,217	$9,063
Liabilities			
Written Options	$ 750	$ 2,945	$ —

During the period ended September 30, 2020, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
PIK = Payment in Kind

REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	48.7%
United Kingdom	6.2%
France	5.4%
Germany	4.4%
Switzerland	3.6%
Japan	3.4%
India	3.2%
Netherlands	2.9%
Taiwan	2.6%
Italy	1.6%
Hong Kong	1.6%
Canada	1.5%
China	1.4%
South Korea	1.1%
Argentina	1.1%
Mexico	1.0%
Other Countries	3.3%
Other+	7.0%

+Includes gold bullion, options, liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	66.0%
Information Technology	17.9%
Health Care	9.4%
Financials	9.3%
Consumer Discretionary	8.0%
Industrials	6.7%
Communication Services	6.5%
Consumer Staples	4.3%
Energy	3.3%
Materials	0.6%
Bonds	33.5%
Corporate Debt Securities	20.7%
United States Government and Government Agency Obligations	11.7%
Loans	0.9%
Asset-Backed Securities	0.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	Information Technology	Systems Software
Lowe's Co., Inc.	Consumer Discretionary	Home Improvement Retail
Autodesk, Inc.	Information Technology	Application Software
Zimmer Holdings, Inc.	Health Care	Health Care Equipment
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
Constellation Brands, Inc.	Consumer Staples	Distillers & Vintners
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Union Pacific Corp.	Industrials	Railroads
Berkshire Hathaway, Inc., Class B	Financials	Multi-Sector Holdings

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 1.8%		
Electronic Arts, Inc. (A)	325	$ 42,337
Interactive Media & Services – 4.1%		
Alphabet, Inc., Class A (A)	20	28,683
Alphabet, Inc., Class C (A)	20	28,820
Facebook, Inc., Class A (A)	148	38,846
		96,349
Movies & Entertainment – 0.6%		
Walt Disney Co. (The)	120	14,939
Total Communication Services – 6.5%		153,625
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.0%		
V.F. Corp.	310	21,747
Automotive Retail – 0.8%		
O'Reilly Automotive, Inc. (A)	41	18,789
Casinos & Gaming – 1.2%		
Las Vegas Sands, Inc.	599	27,972
Home Improvement Retail – 2.2%		
Lowe's Co., Inc.	302	50,147
Internet & Direct Marketing Retail – 0.7%		
Amazon.com, Inc. (A)	6	17,482
Restaurants – 1.0%		
Darden Restaurants, Inc.	224	22,545
Specialty Stores – 1.1%		
Tractor Supply Co.	186	26,592
Total Consumer Discretionary – 8.0%		185,274
Consumer Staples		
Distillers & Vintners – 1.8%		
Constellation Brands, Inc.	216	40,899
Packaged Foods & Meats – 1.1%		
Mondelez International, Inc., Class A	432	24,815
Tobacco – 1.4%		
Philip Morris International, Inc.	451	33,853
Total Consumer Staples – 4.3%		99,567
Energy		
Integrated Oil & Gas – 1.0%		
Chevron Corp.	100	7,228
Hess Corp.	376	15,374
		22,602
Oil & Gas Exploration & Production – 0.8%		
Canadian Natural Resources Ltd.	1,132	$ 18,123
Oil & Gas Storage & Transportation – 0.5%		
Enterprise Products Partners L.P.	733	11,574
Total Energy – 2.3%		52,299
Financials		
Consumer Finance – 0.5%		
American Express Co.	118	11,796
Insurance Brokers – 1.0%		
Aon plc	115	23,676
Investment Banking & Brokerage – 2.4%		
Goldman Sachs Group, Inc. (The)	168	33,763
Morgan Stanley	460	22,238
		56,001
Multi-Sector Holdings – 1.5%		
Berkshire Hathaway, Inc., Class B (A)	163	34,795
Other Diversified Financial Services – 1.9%		
Citigroup, Inc.	392	16,896
JPMorgan Chase & Co.	283	27,200
		44,096
Regional Banks – 1.2%		
PNC Financial Services Group, Inc. (The)	246	27,026
Total Financials – 8.5%		197,390
Health Care		
Health Care Equipment – 1.8%		
Zimmer Holdings, Inc.	320	43,514
Health Care Technology – 1.5%		
Cerner Corp.	476	34,416
Managed Health Care – 2.3%		
Anthem, Inc.	120	32,164
UnitedHealth Group, Inc.	70	21,871
		54,035
Pharmaceuticals – 3.7%		
Elanco Animal Health, Inc. (A)	735	20,536
GlaxoSmithKline plc ADR	552	20,772
Jazz Pharmaceuticals plc (A)	181	25,738
Merck & Co., Inc.	229	18,956
		86,002
Total Health Care – 9.3%		217,967
Industrials		
Aerospace & Defense – 1.2%		
Northrop Grumman Corp.	34	10,584
Raytheon Technologies Corp.	270	15,520
		26,104
Agricultural & Farm Machinery – 1.3%		
Deere & Co.	131	$ 29,048
Electrical Components & Equipment – 0.7%		
Emerson Electric Co.	260	17,034
Industrial Machinery – 1.0%		
Snap-on, Inc.	157	23,077
Railroads – 1.5%		
Union Pacific Corp.	182	35,887
Research & Consulting Services – 1.0%		
IHS Markit Ltd.	296	23,236
Total Industrials – 6.7%		154,386
Information Technology		
Application Software – 2.0%		
Autodesk, Inc. (A)	197	45,539
Communications Equipment – 2.1%		
Cisco Systems, Inc.	766	30,167
Motorola Solutions, Inc.	117	18,284
		48,451
Data Processing & Outsourced Services – 1.4%		
Fiserv, Inc. (A)	324	33,434
Electronic Manufacturing Services – 1.0%		
IPG Photonics Corp. (A)	134	22,779
IT Consulting & Other Services – 0.9%		
Cognizant Technology Solutions Corp., Class A	316	21,940
Semiconductors – 3.5%		
Infineon Technologies AG ADR	1,106	31,226
Micron Technology, Inc. (A)	455	21,374
QUALCOMM, Inc.	248	29,212
		81,812
Systems Software – 3.3%		
Microsoft Corp.	362	76,083
Technology Hardware, Storage & Peripherals – 3.7%		
Apple, Inc.	740	85,660
Total Information Technology – 17.9%		415,698
Materials		
Specialty Chemicals – 0.6%		
Sherwin-Williams Co. (The)	20	13,905
Total Materials – 0.6%		13,905
TOTAL COMMON STOCKS – 64.1%		$1,490,111
(Cost: $1,161,366)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 0.8%		
Invesco Senior Loan ETF (B)	895	$ 19,449
TOTAL INVESTMENT FUNDS – 0.8%		$ 19,449
(Cost: $19,401)		

PREFERRED STOCKS	Shares	Value
Energy		
Oil & Gas Exploration & Production – 1.0%		
Targa Resources Corp.,		
9.500% (A)(C)	22	23,322
Total Energy – 1.0%		23,322
Health Care		
Pharmaceuticals – 0.1%		
Elanco Animal Health, Inc.,		
5.000%	52	2,307
Total Health Care – 0.1%		2,307
TOTAL PREFERRED STOCKS – 1.1%		$25,629
(Cost: $26,357)		

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass-Through Certificates, Series 2017-2,		
3.350%, 10-15-29	$3,567	3,378
TOTAL ASSET-BACKED SECURITIES – 0.2%		$ 3,378
(Cost: $3,588)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Advertising – 0.1%		
Lamar Media Corp.,		
4.875%, 1-15-29 (D)	1,900	1,976
Alternative Carriers – 0.1%		
Bell Canada (GTD by BCE, Inc.),		
4.300%, 7-29-49	880	1,079
Broadcasting – 0.1%		
Fox Corp.,		
3.050%, 4-7-25	2,660	2,912
Cable & Satellite – 0.6%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp.,		
2.800%, 4-1-31	2,640	2,739
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
4.250%, 10-15-30	2,550	3,130
3.900%, 3-1-38	3,500	4,144

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Comcast Corp. (GTD by Comcast Cable Communications LLC and NBCUniversal Media LLC),		
3.450%, 2-1-50	$4,325	$ 4,911
		14,924
Integrated Telecommunication Services – 0.4%		
AT&T, Inc.,		
4.125%, 2-17-26	2,850	3,262
Verizon Communications, Inc.,		
4.500%, 8-10-33	4,000	5,051
		8,313
Movies & Entertainment – 0.3%		
Walt Disney Co. (The),		
2.750%, 9-1-49	6,500	6,259
Publishing – 0.1%		
Thomson Reuters Corp.,		
3.350%, 5-15-26	2,575	2,832
Wireless Telecommunication Service – 0.2%		
T-Mobile USA, Inc.,		
3.875%, 4-15-30 (D)	4,425	5,031
Total Communication Services – 1.9%		43,326
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.1%		
PVH Corp.,		
4.625%, 7-10-25 (D)	2,650	2,763
Automobile Manufacturers – 0.2%		
General Motors Co.,		
6.800%, 10-1-27	3,525	4,284
Casinos & Gaming – 0.3%		
Colt Merger Sub, Inc.,		
8.125%, 7-1-27 (D)	2,610	2,767
International Game Technology plc,		
5.250%, 1-15-29 (D)	2,650	2,680
Las Vegas Sands Corp.,		
3.500%, 8-18-26	1,582	1,603
		7,050
Footwear – 0.1%		
NIKE, Inc.,		
2.850%, 3-27-30	1,765	1,982
General Merchandise Stores – 0.2%		
Dollar General Corp.,		
3.500%, 4-3-30	2,200	2,502
Target Corp.,		
2.650%, 9-15-30	2,650	2,964
		5,466
Homebuilding – 0.1%		
NVR, Inc.,		
3.000%, 5-15-30	3,100	3,345

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet & Direct Marketing Retail – 0.4%		
Amazon.com, Inc.,		
2.800%, 8-22-24	$ 4,000	$ 4,328
Expedia Group, Inc.:		
6.250%, 5-1-25 (D)	2,640	2,909
7.000%, 5-1-25 (D)	315	341
		7,578
Restaurants – 0.0%		
McDonalds Corp.,		
4.450%, 3-1-47	1,000	1,239
Total Consumer Discretionary – 1.4%		33,707
Consumer Staples		
Agricultural Products – 0.1%		
Archer Daniels Midland Co.,		
2.750%, 3-27-25	2,650	2,879
Brewers – 0.1%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
4.750%, 1-23-29	1,878	2,283
Drug Retail – 0.1%		
CVS Health Corp.,		
5.050%, 3-25-48	1,020	1,297
Food Retail – 0.1%		
Alimentation Couche-Tard, Inc.,		
2.950%, 1-25-30 (D)	2,650	2,856
Household Products – 0.1%		
Procter & Gamble Co. (The),		
3.000%, 3-25-30	2,650	3,072
Hypermarkets & Super Centers – 0.6%		
Walmart, Inc.,		
4.050%, 6-29-48	10,000	13,017
Packaged Foods & Meats – 0.3%		
Hormel Foods Corp.,		
1.800%, 6-11-30	2,650	2,733
Nestle Holdings, Inc.,		
4.000%, 9-24-48 (D)	3,475	4,554
		7,287
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The),		
4.150%, 3-15-47	2,125	2,667
Soft Drinks – 0.5%		
Coca-Cola Co. (The),		
3.375%, 3-25-27	2,600	2,981
Keurig Dr Pepper, Inc.,		
3.400%, 11-15-25	2,600	2,895
PepsiCo, Inc.,		
2.875%, 10-15-49	6,450	6,916
		12,792
Total Consumer Staples – 2.0%		48,150

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Oil & Gas Drilling – 0.4%		
Nabors Industries Ltd., Convertible, 0.750%, 1-15-24	$30,100	$ 8,052
Oil & Gas Exploration & Production – 0.1%		
EQT Corp., 7.875%, 2-1-25 (E)	3,600	3,990
Oil & Gas Storage & Transportation – 0.7%		
Colorado Interstate Gas Co., 4.150%, 8-15-26 (D)	8,340	9,383
Transcontinental Gas Pipe Line Co. LLC, 4.600%, 3-15-48	2,000	2,275
Williams Partners L.P., 3.600%, 3-15-22	5,000	5,172
		16,830
Total Energy – 1.2%		28,872
Financials		
Asset Management & Custody Banks – 1.0%		
Apollo Management Holdings L.P., 2.650%, 6-5-30 (D)	4,400	4,402
Ares Capital Corp., 4.250%, 3-1-25	5,225	5,417
Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.), 4.350%, 4-15-30	3,525	4,102
KKR Group Finance Co. VI LLC, 3.750%, 7-1-29 (D)	2,650	3,044
National Securities Clearing Corp., 1.500%, 4-23-25 (D)	2,650	2,732
Owl Rock Capital Corp., 4.250%, 1-15-26	2,625	2,659
		22,356
Consumer Finance – 0.1%		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	1,500	1,542
3.700%, 5-9-23	1,850	1,933
		3,475
Diversified Banks – 0.3%		
Bank of America Corp., 2.884%, 10-22-30	2,600	2,806
U.S. Bancorp, 3.100%, 4-27-26	4,400	4,887
		7,693
Financial Exchanges & Data – 0.2%		
Intercontinental Exchange, Inc., 2.100%, 6-15-30	4,300	4,443
Investment Banking & Brokerage – 0.4%		
Goldman Sachs Group, Inc. (The), 2.905%, 7-24-23	6,000	6,221
Morgan Stanley, 2.699%, 1-22-31	2,600	2,776
		8,997
Life & Health Insurance – 0.2%		
Northwestern Mutual Life Insurance Co. (The), 3.850%, 9-30-47 (D)	$5,000	$ 5,637
Multi-Line Insurance – 0.4%		
Aon Corp. (GTD by Aon plc), 2.800%, 5-15-30	2,650	2,861
Aon plc (GTD by Aon Corp.), 2.800%, 3-15-21	7,000	7,061
		9,922
Other Diversified Financial Services – 1.3%		
Citigroup, Inc.:		
2.666%, 1-29-31	2,650	2,787
5.950%, 12-29-49	2,850	2,788
6.250%, 12-29-49	7,250	8,053
JPMorgan Chase & Co.:		
2.956%, 5-13-31	1,955	2,090
5.000%, 2-1-69	2,715	2,710
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 332 bps), 3.616%, 1-1-68 (F)	7,700	7,124
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps), 3.738%, 4-29-49 (F)	1,851	1,772
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 380 bps), 4.051%, 11-1-68 (F)	2,750	2,721
		30,045
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 2.200%, 3-15-21	3,800	3,827
Regional Banks – 0.2%		
PNC Bank N.A., 3.250%, 6-1-25	5,000	5,555
Specialized Finance – 0.1%		
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 6.500%, 7-15-25	1,750	1,889
Total Financials – 4.4%		103,839
Health Care		
Biotechnology – 0.2%		
Amgen, Inc., 3.375%, 2-21-50	4,300	4,644
Health Care Supplies – 0.6%		
Baxter International, Inc., 3.750%, 10-1-25 (D)	2,650	3,006
Dentsply Sirona, Inc., 3.250%, 6-1-30	3,525	3,830
Shire Acquisitions Investments Ireland Designated Activity Co., 2.875%, 9-23-23	7,000	7,430
		14,266
Life Sciences Tools & Services – 0.1%		
Thermo Fisher Scientific, Inc., 4.133%, 3-25-25	$2,650	$ 3,019
Managed Health Care – 0.2%		
UnitedHealth Group, Inc., 2.000%, 5-15-30	3,525	3,683
Pharmaceuticals – 1.0%		
Bristol-Myers Squibb Co., 3.450%, 11-15-27	4,500	5,169
Forest Laboratories, Inc., 5.000%, 12-15-21 (D)	7,500	7,818
Johnson & Johnson, 3.400%, 1-15-38	9,000	10,517
		23,504
Total Health Care – 2.1%		49,116
Industrials		
Aerospace & Defense – 0.8%		
BAE Systems plc, 3.400%, 4-15-30 (D)	2,650	2,965
Boeing Co. (The), 3.750%, 2-1-50	3,025	2,768
General Dynamics Corp., 3.625%, 4-1-30	2,650	3,154
L3Harris Technologies, Inc., 4.400%, 6-15-28	4,000	4,769
Raytheon Technologies Corp.:		
2.250%, 7-1-30	2,200	2,310
3.125%, 7-1-50	1,325	1,414
Spirit AeroSystems, Inc. (GTD by Spirit AeroSystems Holdings, Inc.), 4.600%, 6-15-28	3,915	3,214
		20,594
Agricultural & Farm Machinery – 0.2%		
Deere & Co., 3.100%, 4-15-30	4,400	5,033
Air Freight & Logistics – 0.2%		
United Parcel Service, Inc., 3.900%, 4-1-25	4,350	4,954
Airlines – 0.4%		
Southwest Airlines Co.:		
2.650%, 11-5-20	5,525	5,526
4.750%, 5-4-23	4,400	4,699
		10,225
Environmental & Facilities Services – 0.5%		
Republic Services, Inc., 3.050%, 3-1-50	4,300	4,504
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 3.150%, 11-15-27	6,000	6,709
		11,213

IVY BALANCED FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Research & Consulting Services – 0.2%		
CoStar Group, Inc., 2.800%, 7-15-30 (D)	$2,650	$ 2,744
RELX Capital, Inc. (GTD by RELX plc), 3.000%, 5-22-30	2,650	2,898
		5,642
Total Industrials – 2.3%		57,661
Information Technology		
Application Software – 0.3%		
Adobe, Inc., 2.300%, 2-1-30	2,200	2,372
Autodesk, Inc., 2.850%, 1-15-30	4,500	4,949
Infor, Inc., 1.750%, 7-15-25 (D)	875	902
		8,223
Communications Equipment – 0.1%		
Motorola Solutions, Inc., 4.600%, 2-23-28	2,462	2,873
Data Processing & Outsourced Services – 0.3%		
PayPal Holdings, Inc., 2.300%, 6-1-30	2,650	2,796
Visa, Inc.:		
1.100%, 2-15-31	2,650	2,593
2.700%, 4-15-40	1,760	1,900
		7,289
IT Consulting & Other Services – 0.1%		
Leidos, Inc. (GTD by Leidos Holdings, Inc.), 3.625%, 5-15-25 (D)	1,325	1,470
Semiconductor Equipment – 0.1%		
Lam Research Corp., 1.900%, 6-15-30	2,650	2,744
Semiconductors – 0.5%		
Broadcom, Inc., 4.700%, 4-15-25	2,200	2,500
Intel Corp., 3.250%, 11-15-49	4,500	5,014
Xilinx, Inc., 2.375%, 6-1-30	3,975	4,183
		11,697
Systems Software – 0.1%		
Microsoft Corp., 2.525%, 6-1-50	2,150	2,243
Technology Hardware, Storage & Peripherals – 0.6%		
Apple, Inc.:		
3.200%, 5-11-27	9,000	10,234
2.950%, 9-11-49	4,500	4,920
		15,154
Total Information Technology – 2.1%		51,693
Materials		
Construction Materials – 0.4%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (D)	$9,660	$ 9,443
Diversified Metals & Mining – 0.2%		
Anglo American plc, 4.125%, 4-15-21 (D)	3,500	3,554
Fertilizers & Agricultural Chemicals – 0.1%		
Nutrien Ltd., 2.950%, 5-13-30	2,650	2,897
Metal & Glass Containers – 0.1%		
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 5.250%, 8-15-27 (D)	1,780	1,814
Specialty Chemicals – 0.1%		
Ecolab, Inc., 3.250%, 12-1-27	3,000	3,395
Total Materials – 0.9%		21,103
Real Estate		
Real Estate Services – 0.1%		
Realogy Group LLC and Realogy Co-Issuer Corp. (GTD by Realogy Intermediate Holdings LLC), 7.625%, 6-15-25 (D)	2,650	2,776
Specialized REITs – 0.8%		
American Tower Corp., 2.250%, 1-15-22	8,000	8,183
American Tower Trust I, 3.652%, 3-23-28 (D)	2,000	2,169
Crown Castle International Corp.:		
5.250%, 1-15-23	2,217	2,436
3.100%, 11-15-29	5,400	5,842
		18,630
Total Real Estate – 0.9%		21,406
Utilities		
Electric Utilities – 1.1%		
Ameren Illinois Co., 3.250%, 3-15-50	2,000	2,245
Commonwealth Edison Co., 2.200%, 3-1-30	2,650	2,835
Duke Energy Corp., 3.150%, 8-15-27	2,500	2,758
Entergy Corp., 2.800%, 6-15-30	1,765	1,910
Entergy Texas, Inc., 2.550%, 6-1-21	3,900	3,952
Exelon Corp., 2.450%, 4-15-21	4,300	4,337
Florida Power & Light Co., 3.150%, 10-1-49	2,575	2,893
Oncor Electric Delivery Co. LLC, 2.750%, 5-15-30	2,550	2,844
Electric Utilities (Continued)		
Southern California Edison Co., 4.125%, 3-1-48	$2,000	$ 2,186
		25,960
Multi-Utilities – 0.3%		
Berkshire Hathaway Energy Co.:		
3.250%, 4-15-28	1,000	1,133
3.800%, 7-15-48	2,000	2,320
Dominion Energy, Inc., 3.600%, 3-15-27	2,550	2,899
		6,352
Water Utilities – 0.1%		
American Water Capital Corp., 3.750%, 9-1-47	2,125	2,504
Total Utilities – 1.5%		34,816
TOTAL CORPORATE DEBT SECURITIES – 20.7%		$493,689
(Cost: $480,968)		

LOANS (F)	Principal	Value
Communication Services		
Integrated Telecommunication Services – 0.0%		
Windstream Services LLC, 0.000%, 8-11-27 (G)	297	287
Total Communication Services – 0.0%		287
Consumer Discretionary		
Casinos & Gaming – 0.2%		
Golden Nugget LLC (ICE LIBOR plus 250 bps), 3.250%, 10-4-23	6,397	5,686
Leisure Facilities – 0.3%		
United PF Holdings LLC (ICE LIBOR plus 400 bps), 4.220%, 12-30-26	7,519	6,551
Total Consumer Discretionary – 0.5%		12,237
Financials		
Asset Management & Custody Banks – 0.1%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 6.895%, 7-20-26	2,625	2,503
Total Financials – 0.1%		2,503

SEPTEMBER 30, 2020 (UNAUDITED)

LOANS (F) (Continued)	Principal	Value
Industrials		
Industrial Machinery – 0.3%		
Form Technologies LLC (ICE LIBOR plus 850 bps),		
9.500%, 1-30-23	$10,981	$ 6,193
Total Industrials – 0.3%		6,193
TOTAL LOANS – 0.9%		$21,220
(Cost: $25,444)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 1.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO,		
3.000%, 6-15-45	7,408	7,837
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12-1-31	18	20
6.500%, 1-1-32	18	21
Federal National Mortgage Association Agency REMIC/CMO:		
3.500%, 6-25-29	4,989	5,426
3.000%, 10-25-46	7,109	7,576
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.500%, 10-1-28	20	22
6.500%, 2-1-29	3	3
7.000%, 11-1-31	26	31
6.500%, 2-1-32	19	22
7.000%, 2-1-32	27	32
7.000%, 3-1-32	12	15
7.000%, 7-1-32	18	21

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.500%, 9-1-32	$ 13	$ 14
5.500%, 5-1-33	10	12
5.500%, 6-1-33	10	12
4.500%, 11-1-43	4,443	5,089
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
6.500%, 8-15-28	8	9
		26,162
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.1%		$26,162
(Cost: $25,517)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 2.9%		
U.S. Treasury Bonds:		
2.125%, 2-15-40	18,323	28,021
1.000%, 2-15-46	10,552	14,195
U.S. Treasury Notes,		
0.125%, 7-15-26	23,024	24,958
		67,174
Treasury Obligations – 7.7%		
U.S. Treasury Bonds:		
0.625%, 5-15-30	3,975	3,961
2.750%, 11-15-47	8,000	10,396
U.S. Treasury Notes:		
2.875%, 11-15-21	3,750	3,864
1.875%, 4-30-22	5,050	5,188
2.000%, 7-31-22	8,480	8,768
1.875%, 10-31-22	3,500	3,626
2.000%, 10-31-22	6,520	6,773
2.125%, 12-31-22	15,450	16,137
2.000%, 2-15-23	40,000	41,744

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
2.750%, 11-15-23	$ 8,350	$ 9,019
1.750%, 6-30-24	5,900	6,242
2.250%, 12-31-24	1,875	2,035
2.875%, 4-30-25	13,500	15,113
2.875%, 5-31-25	8,300	9,306
3.000%, 9-30-25	5,875	6,666
0.625%, 3-31-27	19,200	19,443
1.500%, 2-15-30	10,144	10,942
		179,223
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.6%		$ 246,397
(Cost: $225,486)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (I) – 0.8%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
0.040% (H)	16,306	16,306
State Street Institutional U.S. Government Money Market Fund – Premier Class,		
0.030%	1,735	1,735
		18,041
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 18,041
(Cost: $18,041)		
TOTAL INVESTMENT SECURITIES – 100.3%		$2,344,076
(Cost: $1,986,168)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(6,473)
NET ASSETS – 100.0%		$2,337,603

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $17,390 are on loan.

(C) Restricted security. At September 30, 2020, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Value
Targa Resources Corp., 9.500%	3-2-20	22	$23,758	$23,322

The total value of this security represented 1.0% of net assets at September 30, 2020.

(D) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $89,736 or 3.8% of net assets.

(E) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(G) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

SEPTEMBER 30, 2020 (UNAUDITED)

(H)Investment made with cash collateral received from securities on loan.

(I)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,490,111	$ —	$ —
Investment Funds	19,449	—	—
Preferred Stocks	2,307	23,322	—
Asset-Backed Securities	—	3,378	—
Corporate Debt Securities	—	493,689	—
Loans	—	21,220	—
United States Government Agency Obligations	—	26,162	—
United States Government Obligations	—	246,397	—
Short-Term Securities	18,041	—	—
Total	$1,529,908	$ 814,168	$ —

During the period ended September 30, 2020, securities totaling $10,322 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	96.1%
Energy	79.9%
Information Technology	12.4%
Utilities	3.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.9%

Country Weightings

North America	93.7%
United States	90.0%
Canada	3.7%
Europe	2.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Cactus, Inc., Class A	United States	Energy	Oil & Gas Equipment & Services
Wright Express Corp.	United States	Information Technology	Data Processing & Outsourced Services
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Hess Corp.	United States	Energy	Integrated Oil & Gas
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Aspen Technology, Inc.	United States	Information Technology	Application Software
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY ENERGY FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 11.2%		
Chevron Corp.	59	$ 4,221
Hess Corp.	122	5,009
Suncor Energy, Inc.	197	2,411
Total S.A. ADR	90	3,090
		14,731
Oil & Gas Drilling – 0.9%		
Helmerich & Payne, Inc.	79	1,163
Oil & Gas Equipment & Services – 20.7%		
Baker Hughes, Inc.	333	4,427
Cactus, Inc., Class A	286	5,492
ChampionX Corp. (A)	427	3,413
Dril-Quip, Inc. (A)	131	3,249
Halliburton Co.	294	3,547
Liberty Oilfield Services, Inc., Class A (B)	290	2,319
National Oilwell Varco, Inc.	162	1,471
Schlumberger Ltd.	218	3,391
		27,309
Oil & Gas Exploration & Production – 29.9%		
Cabot Oil & Gas Corp.	105	1,819
Canadian Natural Resources Ltd.	157	2,519
Concho Resources, Inc.	112	4,954
ConocoPhillips	117	3,848
Continental Resources, Inc. (B)	158	1,935
Diamondback Energy, Inc.	93	2,801
EOG Resources, Inc.	91	3,271
Exxon Mobil Corp.	118	4,035
Parsley Energy, Inc., Class A	430	4,023
Pioneer Natural Resources Co.	63	5,388
Viper Energy Partners L.P.	173	1,303
WPX Energy, Inc. (A)	708	3,467
		39,363

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Refining & Marketing – 13.8%		
Marathon Petroleum Corp.	219	$ 6,413
Phillips 66	113	5,877
Valero Energy Corp.	134	5,815
		18,105
Oil & Gas Storage & Transportation – 3.4%		
Enterprise Products Partners L.P.	192	3,030
MPLX L.P.	49	775
Rattler Midstream L.P.	123	729
		4,534
Total Energy – 79.9%		105,205
Information Technology		
Application Software – 3.6%		
Aspen Technology, Inc. (A)	38	4,766
Data Processing & Outsourced Services – 4.1%		
Wright Express Corp. (A)	39	5,456
Semiconductor Equipment – 2.9%		
Enphase Energy, Inc. (A)	47	3,845
Semiconductors – 1.8%		
First Solar, Inc. (A)	36	2,358
Total Information Technology – 12.4%		16,425

COMMON STOCKS (Continued)	Shares	Value
Utilities		
Electric Utilities – 3.2%		
American Electric Power Co., Inc.	18	$ 1,506
Duke Energy Corp.	18	1,621
NextEra Energy, Inc.	4	1,095
		4,222
Multi-Utilities – 0.6%		
Dominion Energy, Inc.	10	789
Total Utilities – 3.8%		5,011
TOTAL COMMON STOCKS – 96.1%		$126,641
(Cost: $172,705)		
SHORT-TERM SECURITIES		
Money Market Funds (D) – 5.1%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (C)	2,015	2,015
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	4,665	4,665
		6,680
TOTAL SHORT-TERM SECURITIES – 5.1%		$ 6,680
(Cost: $6,680)		
TOTAL INVESTMENT SECURITIES – 101.2%		$133,321
(Cost: $179,385)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2)%		(1,602)
NET ASSETS – 100.0%		$ 131,719

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,954 are on loan.

(C)Investment made with cash collateral received from securities on loan.

(D)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$126,641	$—	$—
Short-Term Securities	6,680	—	—
Total	$133,321	$—	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipt

SEPTEMBER 30, 2020 (UNAUDITED)

Country Diversification

(as a % of net assets)

United States	90.0%
Canada	3.7%
France	2.4%
Other+	3.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Real Estate	98.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Country Weightings

North America	59.2%
United States	54.8%
Canada	4.4%
Pacific Basin	22.9%
Japan	12.7%
Hong Kong	6.3%
Other Pacific Basin	3.9%
Europe	16.8%
Germany	7.2%
United Kingdom	4.4%
Other Europe	5.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Vonovia SE	Germany	Real Estate	Real Estate Operating Companies
ProLogis, Inc.	United States	Real Estate	Industrial REITs
Invitation Homes, Inc.	United States	Real Estate	Residential REITs
Digital Realty Trust, Inc.	United States	Real Estate	Specialized REITs
AvalonBay Communities, Inc.	United States	Real Estate	Residential REITs
Public Storage, Inc.	United States	Real Estate	Specialized REITs
Welltower, Inc.	United States	Real Estate	Health Care REITs
Duke Realty Corp.	United States	Real Estate	Industrial REITs
First Industrial Realty Trust, Inc.	United States	Real Estate	Industrial REITs
Canadian Apartment Properties REIT	Canada	Real Estate	Residential REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Real Estate – 1.4%		
Mirvac Group	191	$ 299
Vicinity Centres	1,115	1,114
		1,413
Total Australia – 1.4%		$ 1,413
Canada		
Real Estate – 4.4%		
Canadian Apartment Properties REIT	65	2,275
First Capital REIT	110	1,070
H&R Real Estate Investment Trust	47	341
Tricon Capital Group, Inc.	93	768
		4,454
Total Canada – 4.4%		$4,454
France		
Real Estate – 1.9%		
Fonciere des Regions S.A.	8	547
Gecina	8	1,067
Klepierre	22	303
		1,917
Total France – 1.9%		$ 1,917
Germany		
Real Estate – 7.2%		
Ado Properties S.A.	21	594
Deutsche Wohnen AG	34	1,688
Vonovia SE	72	4,947
		7,229
Total Germany – 7.2%		$7,229
Hong Kong		
Real Estate – 6.3%		
Cheung Kong (Holdings) Ltd.	136	670
Hang Lung Properties Ltd.	305	776
Link (The)	162	1,327
New World Development Co. Ltd.(A)	285	1,394
Sino Land Co. Ltd.	512	599
Sun Hung Kai Properties Ltd.	42	541
Wharf (Holdings) Ltd. (The)	259	1,063
		6,370
Total Hong Kong – 6.3%		$6,370
Ireland		
Real Estate – 0.4%		
Irish Residential Properties REIT plc	240	396
Total Ireland – 0.4%		$ 396
Japan		
Real Estate – 12.7%		
CRE Logistics REIT, Inc.	—*	$ 495
Daibiru Corp.	17	202
Daiwa Securities Living Investment Corp.	—*	196
Heiwa Real Estate Co. Ltd.	31	875
Ichigo Office REIT Investment Corp.	1	752
Industrial & Infrastructure Fund Investment Corp.	—*	351
Invesco Office J-REIT, Inc.	4	587
Invincible Investment Corp.	1	272
ITOCHU Advance Logistics Investment Corp.	—*	572
Japan Excellent, Inc.	—*	506
Japan Hotel REIT Investment Corp.	—*	229
Japan Prime Realty Investment Corp.	—*	385
Keihanshin Building Co. Ltd.	21	341
Mitsubishi Estate Co. Ltd.	119	1,797
Mitsubishi Estate Logistics REIT Investment Corp.	—*	91
Mitsui Fudosan Co. Ltd.	68	1,187
Mitsui Fudosan Logistics Park, Inc.	—*	401
Nomura Real Estate Holdings, Inc.	34	643
Nomura Real Estate Master Fund, Inc.	1	704
ORIX JREIT, Inc.	1	1,022
Starts Proceed Investment Corp.	—*	175
Tokyu Fudosan Holdings Corp.	136	586
United Urban Investment Corp.	—*	289
		12,658
Total Japan – 12.7%		$12,658
Netherlands		
Real Estate – 0.4%		
NSI N.V.	11	373
Total Netherlands – 0.4%		$ 373
Norway		
Real Estate – 1.5%		
Entra ASA(B)	105	1,476
Total Norway – 1.5%		$ 1,476
Singapore		
Real Estate – 2.5%		
ARA LOGOS Logistics Trust	267	$ 122
Cambridge Industrial Trust	447	127
CapitaLand Ltd.	244	488
CapitaMall Trust	211	300
Fortune	411	346
Frasers Centrepoint Trust	79	139
Mapletree Commercial Trust	207	297
Mapletree Investments Pte Ltd.	226	536
Mapletree Logistics Trust	206	310
Mapletree North Asia Commercial Trust	68	47
		2,712
Total Singapore – 2.5%		$ 2,712
Spain		
Real Estate – 1.0%		
Merlin Properties Socimi S.A.	119	989
Total Spain – 1.0%		$ 989
United Kingdom		
Real Estate – 4.4%		
Big Yellow Group plc	19	251
Derwent London plc	24	803
Land Securities Group plc	134	902
Safestore Holdings plc	90	901
SEGRO plc	128	1,536
		4,393
Total United Kingdom – 4.4%		$4,393
United States		
Real Estate – 54.8%		
Agree Realty Corp.	14	906
American Campus Communities, Inc.	38	1,327
AvalonBay Communities, Inc.	22	3,253
Camden Property Trust	7	606
Corporate Office Properties Trust	42	1,006
Cousins Properties, Inc.	23	666
CubeSmart	38	1,242
Digital Realty Trust, Inc.	25	3,668
Douglas Emmett, Inc.	52	1,294
Duke Realty Corp.	69	2,554
Empire State Realty Trust, Inc., Class A	153	935
Equinix, Inc.	—*	345
Equity Lifestyle Properties, Inc.	26	1,573
Equity Residential	21	1,054
Essex Property Trust, Inc.	7	1,474
First Industrial Realty Trust, Inc.	63	2,505
Healthcare Trust of America, Inc., Class A	58	1,503
Highwoods Properties, Inc.	11	353
Invitation Homes, Inc.	140	3,922
Kilroy Realty Corp.	5	275
National Retail Properties, Inc.	22	763
Park Hotels & Resorts, Inc.	41	406

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Real Estate (Continued)		
Pebblebrook Hotel Trust	36	$ 452
ProLogis, Inc.	39	3,929
Public Storage, Inc.	14	3,181
Realty Income Corp.	28	1,699
Regency Centers Corp.	25	957
Retail Properties of America, Inc.	138	800
Sabra Health Care REIT, Inc.	17	231
SBA Communications Corp.	6	1,765
Simon Property Group, Inc.	22	1,434
Sunstone Hotel Investors, Inc.	102	814
Urban Edge Properties	23	228
Ventas, Inc.	48	2,017
VEREIT, Inc.	168	1,092
VICI Properties, Inc.	49	1,149
Weingarten Realty Investors	40	685
Welltower, Inc.	51	2,783
		54,846
Total United States – 54.8%		$54,846
TOTAL COMMON STOCKS – 98.9%		$99,226
(Cost: $93,849)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds(B) – 1.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040%(C)	1,461	1,461
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 1,461
(Cost: $1,461)		
TOTAL INVESTMENT SECURITIES – 100.4%		$100,687
(Cost: $95,310)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(397)
NET ASSETS – 100.0%		$100,290

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the annualized 7-day yield at September 30, 2020.

(C)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund’s investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Real Estate	$59,696	$39,530	$ —
Total Common Stocks	$59,696	$39,530	$ —
Short-Term Securities	1,461	—	—
Total	$ 61,157	$39,530	$ —

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

Market Sector Diversification

(as a % of net assets)	
Real Estate	98.9%
Other+	1.1%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.3%
Materials	54.8%
Energy	23.2%
Industrials	10.2%
Utilities	5.6%
Consumer Staples	4.4%
Information Technology	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.7%

Country Weightings

North America	80.3%
United States	59.6%
Canada	20.7%
Europe	10.5%
United Kingdom	4.9%
France	4.2%
Other Europe	1.4%
Pacific Basin	6.7%
India	3.7%
Other Pacific Basin	3.0%
Other	1.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.7%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Barrick Gold Corp.	Canada	Materials	Gold
Franco-Nevada Corp.	Canada	Materials	Gold
Canadian Pacific Railway Ltd.	Canada	Industrials	Railroads
Reliance Industries Ltd.	India	Energy	Oil & Gas Refining & Marketing
Union Pacific Corp.	United States	Industrials	Railroads
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Air Products and Chemicals, Inc.	United States	Materials	Industrial Gases
Sherwin-Williams Co. (The)	United States	Materials	Specialty Chemicals
Agnico-Eagle Mines Ltd.	Canada	Materials	Gold
BHP Group plc	Australia	Materials	Diversified Metals & Mining

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

IVY NATURAL RESOURCES FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Australia		
Materials – 3.0%		
BHP Group plc	297	$ 6,328
Total Australia – 3.0%		**$ 6,328**
Canada		
Industrials – 3.6%		
Canadian Pacific Railway Ltd.	25	7,656
Materials – 17.1%		
Agnico-Eagle Mines Ltd.	82	6,495
Barrick Gold Corp.	537	15,091
Franco-Nevada Corp.	61	8,566
Wheaton Precious Metals Corp.	121	5,949
		36,101
Total Canada – 20.7%		**$43,757**
France		
Energy – 1.8%		
Total S.A. ADR (A)	114	3,920
Materials – 2.4%		
L Air Liquide S.A.	32	5,029
Total France – 4.2%		**$ 8,949**
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd.		
(B)(C)	30,000	—*
Total Hong Kong – 0.0%		**$ —***
India		
Energy – 3.7%		
Reliance Industries Ltd.	264	7,807
Total India – 3.7%		**$ 7,807**
Portugal		
Energy – 1.4%		
Galp Energia SGPS S.A., Class B	312	2,898
Total Portugal – 1.4%		**$ 2,898**

COMMON STOCKS (Continued)	Shares	Value
South Africa		
Materials – 1.8%		
Mondi plc	176	$ 3,726
Total South Africa – 1.8%		**$ 3,726**
United Kingdom		
Materials – 4.9%		
Croda International plc	49	3,979
Rio Tinto plc	105	6,294
		10,273
Total United Kingdom – 4.9%		**$10,273**
United States		
Consumer Staples – 4.4%		
Bunge Ltd.	104	4,738
Tyson Foods, Inc.	77	4,587
		9,325
Energy – 16.3%		
Cabot Oil & Gas Corp.	242	4,207
Chevron Corp.	40	2,905
Concho Resources, Inc.	57	2,513
Diamondback Energy, Inc.	48	1,431
Enterprise Products Partners L.P. . . .	128	2,016
EOG Resources, Inc.	75	2,705
Magellan Midstream Partners L.P. . .	59	2,004
Marathon Petroleum Corp. (D)	132	3,871
Parsley Energy, Inc., Class A	115	1,077
Phillips 66	128	6,631
Valero Energy Corp.	108	4,692
		34,052
Industrials – 6.6%		
Union Pacific Corp.	38	7,472
Waste Management, Inc.	56	6,291
		13,763
Information Technology – 1.1%		
Enphase Energy, Inc. (B)	28	2,299

COMMON STOCKS (Continued)	Shares	Value
Materials – 25.6%		
Air Products and Chemicals, Inc. . .	22	$ 6,507
Albemarle Corp.	16	1,406
AptarGroup, Inc.	22	2,460
Avery Dennison Corp.	39	4,985
Ball Corp.	65	5,385
FMC Corp.	43	4,555
Graphic Packaging Holding Co. . . .	156	2,204
Newmont Corp.	94	5,979
Packaging Corp. of America	42	4,542
PPG Industries, Inc.	38	4,698
Sherwin-Williams Co. (The)	9	6,506
Southern Copper Corp.	102	4,603
		53,830
Utilities – 5.6%		
Atmos Energy Corp.	56	5,382
NextEra Energy, Inc.	23	6,306
		11,688
Total United States – 59.6%		**$ 124,957**
TOTAL COMMON STOCKS – 99.3%		**$208,695**
(Cost: $231,965)		
SHORT-TERM SECURITIES		
Money Market Funds (E) – 3.9%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%	5,631	5,631
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040% (F)	2,676	2,676
		8,307
TOTAL SHORT-TERM SECURITIES – 3.9%		**$ 8,307**
(Cost: $8,307)		
TOTAL INVESTMENT SECURITIES – 103.2%		**$ 217,002**
(Cost: $240,272)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (G) – (3.2)%		(6,668)
NET ASSETS – 100.0%		**$ 210,334**

Notes to Schedule of Investments

   *Not shown due to rounding.

(A) All or a portion of securities with an aggregate value of $2,623 are on loan.

(B) No dividends were paid during the preceding 12 months.

(C) Securities whose value was determined using significant unobservable inputs.

(D) All or a portion of securities with an aggregate value of $557 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

SEPTEMBER 30, 2020 (UNAUDITED)

(E) Rate shown is the annualized 7-day yield at September 30, 2020.

(F) Investment made with cash collateral received from securities on loan.

(G) Cash of $140 has been pledged as collateral on OTC forward foreign currency contracts.

The following forward foreign currency contracts were outstanding at September 30, 2020:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	11,079	U.S. Dollar	12,562	10-14-20	Morgan Stanley International	$ —	$ 431
British Pound	16,353	U.S. Dollar	20,701	10-14-20	UBS AG	—	402
						$ —	$833

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 9,325	$ —	$ —
Energy	37,972	10,705	—
Industrials	21,419	—	—
Information Technology	2,299	—	—
Materials	89,931	25,356	—*
Utilities	11,688	—	—
Total Common Stocks	$172,634	$ 36,061	$ —*
Short-Term Securities	8,307	—	—
Total	$180,941	$ 36,061	$ —*
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 833	$ —

During the period ended September 30, 2020, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)

Materials	54.9%
Energy	23.2%
Industrials	10.1%
Utilities	5.6%
Consumer Staples	4.4%
Information Technology	1.1%
Other+	0.7%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.4%
Information Technology	62.1%
Health Care	14.4%
Communication Services	11.8%
Consumer Discretionary	8.1%
Real Estate	1.7%
Materials	0.3%
Warrants	0.0%
Bonds	0.1%
Corporate Debt Securities	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.5%

Country Weightings

North America	80.3%
United States	80.3%
Pacific Basin	10.8%
China	4.3%
India	3.7%
Other Pacific Basin	2.8%
Europe	7.3%
Other	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Facebook, Inc., Class A	United States	Communication Services	Interactive Media & Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
QUALCOMM, Inc.	United States	Information Technology	Semiconductors
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Media & Services – 11.8%		
Alphabet, Inc., Class A (A)	135	$ 198,564
Alphabet, Inc., Class C (A)	135	198,910
Facebook, Inc., Class A (A)	2,186	572,592
Tencent Holdings Ltd. (B)	797	53,839
		1,023,905
Total Communication Services – 11.8%		1,023,905
Consumer Discretionary		
Internet & Direct Marketing Retail – 8.1%		
Alibaba Group Holding Ltd. ADR(A)	1,091	320,685
Amazon.com, Inc. (A)	120	377,549
		698,234
Total Consumer Discretionary – 8.1%		698,234
Health Care		
Biotechnology – 9.7%		
CRISPR Therapeutics AG (A)	961	80,355
Evogene Ltd. (A)(C)(D)	2,620	10,375
Ionis Pharmaceuticals, Inc. (A)	2,011	95,428
Moderna, Inc. (A)	2,335	165,195
Sarepta Therapeutics, Inc. (A)	887	124,603
Vertex Pharmaceuticals, Inc. (A)	1,326	360,712
		836,668
Health Care Services – 1.3%		
Teladoc Health, Inc. (A)(D)	535	117,321
Health Care Technology – 3.4%		
Cerner Corp.	4,069	294,131
Total Health Care – 14.4%		1,248,120
Information Technology		
Application Software – 10.6%		
ACI Worldwide, Inc. (A)(C)	9,597	250,778
Aspen Technology, Inc. (A)	3,102	392,738
NVIDIA Corp.	256	138,599
Palantir Technologies, Inc. (A)	1,869	17,759
salesforce.com, Inc. (A)	486	122,055
		921,929
Data Processing & Outsourced Services – 7.2%		
Euronet Worldwide, Inc. (A)	2,068	188,361
Fiserv, Inc. (A)	1,104	113,784
WNS (Holdings) Ltd. ADR (A)(C)	4,959	317,199
		619,344
Electronic Equipment & Instruments – 0.5%		
Keysight Technologies, Inc. (A)	458	45,214
Semiconductor Equipment – 3.4%		
ASML Holding N.V., NY Registry Shares	788	291,019

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 19.4%		
Infineon Technologies AG (B)	9,113	$ 256,846
Microchip Technology, Inc.	1,178	121,036
Micron Technology, Inc. (A)	7,476	351,091
ON Semiconductor Corp. (A)	2,429	52,679
QUALCOMM, Inc.	3,204	377,001
Semtech Corp. (A)	1,985	105,138
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	1,710	138,589
Universal Display Corp.	1,531	276,674
		1,679,054
Systems Software – 11.5%		
Microsoft Corp.	4,144	871,559
ServiceNow, Inc. (A)	254	123,412
		994,971
Technology Hardware, Storage & Peripherals – 9.5%		
Apple, Inc.	6,207	718,838
Samsung Electronics Co. Ltd. (B)	2,035	101,019
		819,857
Total Information Technology – 62.1%		5,371,388
Materials		
Fertilizers & Agricultural Chemicals – 0.3%		
Marrone Bio Innovations, Inc.(A)(C)	23,940	29,206
Total Materials – 0.3%		29,206
Real Estate		
Specialized REITs – 1.7%		
QTS Realty Trust, Inc., Class A	2,285	143,982
Total Real Estate – 1.7%		143,982
TOTAL COMMON STOCKS – 98.4%		$8,514,835
(Cost: $3,078,400)		

WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12-15-20 (C)(E)(F)	1,396	656
Marrone Bio Innovations, Inc., expires 3-15-21 (C)(E)(F)	628	295
Marrone Bio Innovations, Inc., expires 12-15-21 (C)(E)(F)	523	246
		1,197
TOTAL WARRANTS – 0.0%		$ 1,197
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc., 8.000%, 12-31-22 (C)(E)	$ 4,713	$ 4,727
Total Materials – 0.1%		4,727
TOTAL CORPORATE DEBT SECURITIES – 0.1%		$ 4,727
(Cost: $4,713)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (H) – 2.3%		
Dreyfus Institutional Preferred Government Money Market Fund—Institutional Shares, 0.040% (G)	44,800	44,800
State Street Institutional U.S. Government Money Market Fund—Premier Class, 0.030%	158,389	158,389
		203,189
TOTAL SHORT-TERM SECURITIES – 2.3%		$ 203,189
(Cost: $203,189)		
TOTAL INVESTMENT SECURITIES – 100.8%		$8,723,948
(Cost: $3,286,302)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		(67,651)
NET ASSETS – 100.0%		$8,656,297

SCHEDULE OF INVESTMENTS

IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)All or a portion of securities with an aggregate value of $50,541 are on loan.

(E)Restricted securities. At September 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Value
Marrone Bio Innovations, Inc., 8.000%, 12-31-22	8-20-15	$4,713	$4,713	$4,727
		Shares		
Marrone Bio Innovations, Inc., expires 12-15-20	5-1-20	1,396	—	656
Marrone Bio Innovations, Inc., expires 3-15-21	5-1-20	628	—	295
Marrone Bio Innovations, Inc., expires 12-15-21	5-1-20	523	—	246
			$4,713	$5,924

The total value of these securities represented 0.1% of net assets at September 30, 2020.

(F)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G)Investment made with cash collateral received from securities on loan.

(H)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 970,066	$ 53,839	$ —
Consumer Discretionary	698,234	—	—
Health Care	1,248,120	—	—
Information Technology	5,013,523	357,865	—
Materials	29,206	—	—
Real Estate	143,982	—	—
Total Common Stocks	$ 8,103,131	$ 411,704	$ —
Warrants	—	1,197	—
Corporate Debt Securities	—	4,727	—
Short-Term Securities	203,189	—	—
Total	$8,306,320	$ 417,628	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts

REIT = Real Estate Investment Trust

SEPTEMBER 30, 2020 (UNAUDITED)

Country Diversification

(as a % of net assets)

United States	80.3%
China	4.3%
India	3.7%
Netherlands	3.4%
Germany	3.0%
Taiwan	1.6%
South Korea	1.2%
Other Countries	1.0%
Other+	1.5%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Real Estate	98.1%
Consumer Discretionary	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Sector	Industry
ProLogis, Inc.	Real Estate	Industrial REITs
Equinix, Inc.	Real Estate	Specialized REITs
Public Storage, Inc.	Real Estate	Specialized REITs
Digital Realty Trust, Inc.	Real Estate	Specialized REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
Duke Realty Corp.	Real Estate	Industrial REITs
Welltower, Inc.	Real Estate	Health Care REITs
American Homes 4 Rent	Real Estate	Residential REITs
Healthpeak Properties, Inc.	Real Estate	Health Care REITs
Invitation Homes, Inc.	Real Estate	Residential REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SECURIAN REAL ESTATE SECURITIES FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Hotels, Resorts & Cruise Lines – 0.8%		
Marriott International, Inc., Class A	25	$ 2,324
Total Consumer Discretionary – 0.8%		2,324
Real Estate		
Diversified REITs – 3.8%		
STORE Capital Corp.	166	4,548
VEREIT, Inc.	782	5,080
W.P. Carey, Inc.	37	2,417
		12,045
Health Care REITs – 10.9%		
CareTrust REIT, Inc.	105	1,870
Healthcare Trust of America, Inc., Class A	88	2,275
Healthpeak Properties, Inc.	334	9,066
Omega Healthcare Investors, Inc.	110	3,300
Physicians Realty Trust	95	1,694
Ventas, Inc.	117	4,906
Welltower, Inc.	199	10,946
		34,057
Hotel & Resort REITs – 2.1%		
Host Hotels & Resorts, Inc.	433	4,667
RLJ Lodging Trust	224	1,942
		6,609
Industrial REITs – 16.7%		
Duke Realty Corp.	299	11,026
First Industrial Realty Trust, Inc.	143	5,695
ProLogis, Inc.	312	31,357
Terreno Realty Corp.	79	4,321
		52,399

COMMON STOCKS (Continued)	Shares	Value
Office REITs – 8.0%		
Alexandria Real Estate Equities, Inc.	73	$ 11,647
Boston Properties, Inc.	52	4,176
Cousins Properties, Inc.	142	4,063
Highwoods Properties, Inc.	81	2,716
Kilroy Realty Corp.	46	2,372
		24,974
Residential REITs – 19.7%		
American Homes 4 Rent	322	9,170
AvalonBay Communities, Inc.	33	4,979
Camden Property Trust	74	6,549
Equity Lifestyle Properties, Inc.	97	5,952
Equity Residential	115	5,902
Essex Property Trust, Inc.	9	1,842
Invitation Homes, Inc.	318	8,904
Mid-America Apartment Communities, Inc.	44	5,125
Sun Communities, Inc.	55	7,762
UDR, Inc.	165	5,377
		61,562
Retail REITs – 8.7%		
Agree Realty Corp.	60	3,787
Brixmor Property Group, Inc.	338	3,951
Realty Income Corp.	132	8,025
Regency Centers Corp.	56	2,129
Simon Property Group, Inc.	75	4,862
Taubman Centers, Inc.	62	2,074
Weingarten Realty Investors	152	2,570
		27,398

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs – 28.2%		
American Tower Corp., Class A	8	$ 1,934
CubeSmart	90	2,905
CyrusOne, Inc.	99	6,905
Digital Realty Trust, Inc.	85	12,489
Equinix, Inc.	36	27,334
Extra Space Storage, Inc.	49	5,210
Gaming and Leisure Properties, Inc.	45	1,661
Life Storage, Inc.	40	4,158
Public Storage, Inc.	65	14,588
QTS Realty Trust, Inc., Class A	59	3,693
VICI Properties, Inc.	320	7,480
		88,357
Total Real Estate – 98.1%		307,401
TOTAL COMMON STOCKS – 98.9%		$309,725
(Cost: $219,682)		
SHORT-TERM SECURITIES		
Money Market Funds (A) – 0.9%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	2,769	2,769
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 2,769
(Cost: $2,769)		
TOTAL INVESTMENT SECURITIES – 99.8%		$ 312,494
(Cost: $222,451)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		733
NET ASSETS – 100.0%		$ 313,227

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$309,725	$ —	$ —
Short-Term Securities	2,769	—	—
Total	$ 312,494	$ —	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy Natural Resources Fund	Ivy Science and Technology Fund	Ivy Securian Real Estate Securities Fund
ASSETS							
Investments in unaffiliated securities at value+^	$ 2,384,876	$ 2,344,076	$ 133,321	$ 100,687	$ 217,002	$ 8,110,466	$ 312,494
Investments in affiliated securities at value+	—*	—	—	—	—	613,482	—
Bullion at value+	155,849	—	—	—	—	—	—
Investments at Value	2,540,725	2,344,076	133,321	100,687	217,002	8,723,948	312,494
Cash	1,075	298	—	—	—	—	—
Cash denominated in foreign currencies at value+	13	—	—	561	1	—	—
Restricted cash	1,000	—	—	—	140	—	—
Investment securities sold receivable	5,127	4,694	—	1,152	—	—	—
Dividends and interest receivable	14,714	7,065	169	419	298	4,498	994
Capital shares sold receivable	540	956	240	27	40	3,093	226
Receivable from affiliates	43	2	282	151	13	130	5
Receivable from securities lending income – net	14	8	2	—	3	17	—
Prepaid and other assets	137	129	56	51	55	273	56
Total Assets	2,563,388	2,357,228	134,070	103,048	217,552	8,731,959	313,775
LIABILITIES							
Cash collateral on securities loaned at value	15,928	16,306	2,015	1,461	2,676	44,800	—
Investment securities purchased payable	3,455	285	—	766	1,903	18,750	—
Capital shares redeemed payable	3,650	2,271	200	152	687	10,029	350
Independent Trustees and Chief Compliance Officer fees payable	1,176	260	39	5	503	671	78
Overdraft due to custodian	—	—	—	327	—	—	—
Distribution and service fees payable	18	16	1	—*	1	51	1
Shareholder servicing payable	604	386	69	19	115	1,111	82
Investment management fee payable	46	42	3	3	5	156	7
Accounting services fee payable	23	23	6	5	8	23	9
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	833	—	—
Written options at value+	3,695	—	—	—	—	—	—
Other liabilities	70	36	18	20	487	71	21
Total Liabilities	28,665	19,625	2,351	2,758	7,218	75,662	548
Total Net Assets	$2,534,723	$2,337,603	$ 131,719	$100,290	$ 210,334	$8,656,297	$313,227
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 2,778,484	$ 1,867,042	$472,927	$ 108,214	$ 932,914	$2,597,995	$232,738
Accumulated earnings gain (loss)	(243,761)	470,561	(341,208)	(7,924)	(722,580)	6,058,302	80,489
Total Net Assets	$2,534,723	$2,337,603	$ 131,719	$100,290	$ 210,334	$8,656,297	$313,227
CAPITAL SHARES OUTSTANDING:							
Class A	64,433	51,911	12,238	1,115	11,900	58,879	5,762
Class B	724	625	64	69	22	334	33
Class C	12,399	9,364	1,739	324	533	6,788	126
Class E	1,609	N/A	N/A	N/A	216	605	113
Class I	30,389	30,765	15,984	6,331	5,683	27,375	5,591
Class N	406	337	433	2,021	358	1,530	21
Class R	1,323	451	3,092	371	941	1,751	19
Class Y	5,186	632	1,160	463	874	4,828	3,091
NET ASSET VALUE PER SHARE:							
Class A	$21.84	$24.87	$3.73	$9.34	$10.15	$82.62	$21.16
Class B	$20.16	$24.52	$3.31	$9.25	$8.21	$63.22	$20.18
Class C	$20.36	$24.63	$3.40	$9.25	$8.35	$66.72	$20.57
Class E	$21.93	N/A	N/A	N/A	$10.44	$81.66	$21.17
Class I	$22.18	$24.87	$3.91	$9.39	$10.62	$93.47	$21.34
Class N	$22.25	$24.93	$3.93	$9.39	$10.66	$94.35	$21.37
Class R	$21.53	$24.82	$3.67	$9.30	$10.02	$79.32	$21.14
Class Y	$21.91	$24.88	$3.79	$9.46	$10.42	$88.34	$21.20
+COST							
Investments in unaffiliated securities at cost	$ 2,017,487	$ 1,986,168	$ 179,385	$ 95,310	$ 240,272	$3,057,222	$222,451
Investments in affiliated securities at cost	615,638	—	—	—	—	229,080	—
Bullion at cost	96,737	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	13	—	—	559	1	—	—
Written options premiums received at cost	6,208	—	—	—	—	—	—
^Securities loaned at value	15,251	17,390	1,954	—	2,623	50,541	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements.)

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy Natural Resources Fund	Ivy Science and Technology Fund	Ivy Securian Real Estate Securities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 15,018	$ 12,964	$ 2,387	$ 1,563	$ 3,055	$ 20,137	$ 4,050
Foreign dividend withholding tax	(1,170)	(104)	(45)	(60)	(103)	(711)	—
Interest and amortization from unaffiliated securities	21,728	12,357	5	—*	10	309	4
Interest and amortization from affiliated securities	—	—	—	—	—	189	—
Securities lending income – net	104	88	25	2	9	59	—
Total Investment Income	35,680	25,305	2,372	1,505	2,971	19,983	4,054
EXPENSES							
Investment management fee	8,197	7,628	642	496	918	31,639	1,468
Distribution and service fees:							
Class A	1,657	1,548	67	14	153	5,610	159
Class B	85	88	1	3	1	114	4
Class C	1,463	1,256	37	15	27	2,324	15
Class E[2]	43	—*	—*	N/A	3	56	3
Class R	73	30	32	9	24	332	1
Class Y	139	20	6	6	12	512	84
Shareholder servicing:							
Class A	1,103	848	188	19	371	2,226	198
Class B	26	19	2	—*	4	27	2
Class C	277	165	19	2	15	290	7
Class E[2]	47	—*	—*	N/A	12	56	7
Class I	550	614	72	60	60	1,926	118
Class N	1	1	—*	1	—*	9	—*
Class R	38	15	17	5	12	168	1
Class Y	91	12	6	3	8	317	51
Registration fees	67	57	50	44	50	83	53
Custodian fees	69	12	1	13	4	97	3
Independent Trustees and Chief Compliance Officer fees	35	70	5	4	—*	225	8
Accounting services fee	138	137	34	33	45	138	52
Professional fees	79	33	24	21	29	73	21
Third-party valuation service fees	5	—	1	4	—*	—*	—
Other	116	79	16	10	12	215	21
Total Expenses	14,299	12,632	1,220	762	1,760	46,437	2,276
Less:							
Expenses in excess of limit	(43)	(2)	(282)	(151)	(13)	(130)	(168)
Total Net Expenses	14,256	12,630	938	611	1,747	46,307	2,108
Net Investment Income (Loss)	21,424	12,675	1,434	894	1,224	(26,324)	1,946
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	4,698	46,842	(19,976)	(8,567)	(16,132)	220,817	(2,193)
Investments in affiliated securities	—	—	—	—	—	4,980	—
Written options	3,352	—	—	—	—	—	—
Forward foreign currency contracts	—	—	—	—	(15)	—	—
Foreign currency exchange transactions	210	—	—	39	(15)	(20)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	528,935	386,839	35,391	21,818	68,907	2,130,391	39,949
Investments in affiliated securities	408	—	—	—	—	138,871	—
Written options	6,455	—	—	—	—	—	—
Forward foreign currency contracts	—	—	—	—	(1,351)	—	—
Foreign currency exchange transactions	153	—	—	(2)	18	40	—
Net Realized and Unrealized Gain	544,211	433,681	15,415	13,288	51,412	2,495,079	37,756
Net Increase in Net Assets Resulting from Operations	$565,635	$446,356	$16,849	$ 14,182	$52,636	$2,468,755	$39,702

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).
(2)Effective June 19, 2020, Ivy Balanced Fund and Ivy Energy Fund liquidated Class E.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]		Ivy Balanced Fund		Ivy Energy Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 21,424	$ 57,664	$ 12,675	$ 31,364	$ 1,434	$ 1,696
Net realized gain (loss) on investments	8,260	157,102	46,842	148,928	(19,976)	(83,054)
Net change in unrealized appreciation (depreciation)	535,951	(451,294)	386,839	(309,962)	35,391	(111,369)
Net Increase (Decrease) in Net Assets Resulting from Operations	565,635	(236,528)	446,356	(129,670)	16,849	(192,727)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(11,604)	(78,877)	(5,210)	(96,867)	—	—
Class B	(86)	(1,570)	(14)	(1,887)	—	—
Class C	(1,654)	(23,871)	(291)	(21,241)	—	—
Class E[2]	(316)	(2,114)	(1)	(18)	—	—
Class I	(6,437)	(43,308)	(3,815)	(63,785)	—	—
Class N	(89)	(559)	(46)	(1,204)	—	—
Class R	(212)	(2,103)	(32)	(941)	—	—
Class Y	(967)	(7,256)	(64)	(1,446)	—	—
Total Distributions to Shareholders	(21,365)	(159,658)	(9,473)	(187,389)	—	—
Capital Share Transactions	(203,227)	(494,487)	(149,876)	(239,008)	4,127	(62,027)
Net Increase (Decrease) in Net Assets	341,043	(890,673)	287,007	(556,067)	20,976	(254,754)
Net Assets, Beginning of Period	2,193,680	3,084,353	2,050,596	2,606,663	110,743	365,497
Net Assets, End of Period	$2,534,723	$2,193,680	$2,337,603	$2,050,596	$131,719	$ 110,743

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).
(2)Effective June 19, 2020, Ivy Balanced Fund and Ivy Energy Fund liquidated Class E.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy LaSalle Global Real Estate Fund		Ivy Natural Resources Fund		Ivy Science and Technology Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 894	$ 2,501	$ 1,224	$ 3,832	$ (26,324)	$ (41,800)
Net realized gain (loss) on investments	(8,528)	2,865	(16,162)	(56,454)	225,777	1,192,280
Net change in unrealized appreciation (depreciation)	21,816	(33,393)	67,574	(76,731)	2,269,302	(849,710)
Net Increase (Decrease) in Net Assets Resulting from Operations	14,182	(28,027)	52,636	(129,353)	2,468,755	300,770
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	—	(933)	—	(3,125)	—	(463,120)
Class B	—	(42)	—	—	—	(4,118)
Class C	—	(209)	—	(130)	—	(65,504)
Class E	N/A	N/A	—	(78)	—	(4,463)
Class I	—	(5,050)	—	(2,269)	—	(225,091)
Class N	—	(1,717)	—	(131)	—	(10,528)
Class R	—	(284)	—	(216)	—	(14,422)
Class Y	—	(305)	—	(315)	—	(43,089)
Total Distributions to Shareholders	—	(8,540)	—	(6,264)	—	(830,335)
Capital Share Transactions	(18,029)	(13,582)	(23,626)	(72,377)	(387,364)	(329,363)
Net Increase (Decrease) in Net Assets	(3,847)	(50,149)	29,010	(207,994)	2,081,391	(858,928)
Net Assets, Beginning of Period	104,137	154,286	181,324	389,318	6,574,906	7,433,834
Net Assets, End of Period	$100,290	$ 104,137	$210,334	$ 181,324	$8,656,297	$6,574,906

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Securian Real Estate Securities Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,946	$ 5,703
Net realized gain (loss) on investments	(2,193)	28,866
Net change in unrealized appreciation (depreciation)	39,949	(89,816)
Net Increase (Decrease) in Net Assets Resulting from Operations	39,702	(55,247)
Distributions to Shareholders From:		
Accumulated earnings:		
(combined net investment income and net realized gains)		
Class A	(622)	(14,705)
Class B	—*	(108)
Class C	(2)	(350)
Class E	(14)	(280)
Class I	(822)	(14,580)
Class N	(3)	(58)
Class R	(1)	(52)
Class Y	(373)	(7,991)
Total Distributions to Shareholders	(1,837)	(38,124)
Capital Share Transactions	(38,094)	(29,510)
Net Decrease in Net Assets	(229)	(122,881)
Net Assets, Beginning of Period	313,456	436,337
Net Assets, End of Period	$313,227	$313,456

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 17.41	$ 0.18	$ 4.43	$ 4.61	$ (0.18)	$ —	$ (0.18)
Year ended 3-31-2020	20.63	0.43	(2.42)	(1.99)	(0.42)	(0.81)	(1.23)
Year ended 3-31-2019	24.02	0.38	0.09	0.47	(0.40)	(3.46)	(3.86)
Year ended 3-31-2018	21.86	0.21	2.64	2.85	(0.24)	(0.45)	(0.69)
Year ended 3-31-2017	20.83	0.00*	1.03	1.03	—	—	—
Year ended 3-31-2016	25.89	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	16.08	0.08	4.10	4.18	(0.10)	—	(0.10)
Year ended 3-31-2020	19.15	0.25	(2.23)	(1.98)	(0.28)	(0.81)	(1.09)
Year ended 3-31-2019	22.55	0.20	0.06	0.26	(0.20)	(3.46)	(3.66)
Year ended 3-31-2018	20.56	0.02	2.50	2.52	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.73	(0.16)	0.99	0.83	—	—	—
Year ended 3-31-2016	24.73	(0.04)	(3.59)	(3.63)	—	(1.37)	(1.37)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	16.24	0.09	4.14	4.23	(0.11)	—	(0.11)
Year ended 3-31-2020	19.33	0.27	(2.26)	(1.99)	(0.29)	(0.81)	(1.10)
Year ended 3-31-2019	22.71	0.22	0.07	0.29	(0.21)	(3.46)	(3.67)
Year ended 3-31-2018	20.71	0.02	2.51	2.53	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.87	(0.15)	0.99	0.84	—	—	—
Year ended 3-31-2016	24.88	(0.02)	(3.62)	(3.64)	—	(1.37)	(1.37)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	17.48	0.20	4.44	4.64	(0.19)	—	(0.19)
Year ended 3-31-2020	20.71	0.46	(2.43)	(1.97)	(0.45)	(0.81)	(1.26)
Year ended 3-31-2019	24.11	0.41	0.08	0.49	(0.43)	(3.46)	(3.89)
Year ended 3-31-2018	21.95	0.24	2.66	2.90	(0.29)	(0.45)	(0.74)
Year ended 3-31-2017	20.89	(0.03)	1.09	1.06	—	—	—
Year ended 3-31-2016	25.96	0.13	(3.78)	(3.65)	(0.05)	(1.37)	(1.42)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	17.68	0.21	4.50	4.71	(0.21)	—	(0.21)
Year ended 3-31-2020	20.93	0.50	(2.46)	(1.96)	(0.48)	(0.81)	(1.29)
Year ended 3-31-2019	24.33	0.44	0.10	0.54	(0.48)	(3.46)	(3.94)
Year ended 3-31-2018	22.16	0.27	2.70	2.97	(0.35)	(0.45)	(0.80)
Year ended 3-31-2017	21.06	0.05	1.05	1.10	—	—	—
Year ended 3-31-2016	26.15	0.23	(3.84)	(3.61)	(0.11)	(1.37)	(1.48)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	17.73	0.23	4.51	4.74	(0.22)	—	(0.22)
Year ended 3-31-2020	20.99	0.51	(2.45)	(1.94)	(0.51)	(0.81)	(1.32)
Year ended 3-31-2019	24.40	0.45	0.11	0.56	(0.51)	(3.46)	(3.97)
Year ended 3-31-2018	22.24	0.28	2.73	3.01	(0.40)	(0.45)	(0.85)
Year ended 3-31-2017	21.10	0.02	1.12	1.14	—	—	—
Year ended 3-31-2016	26.21	0.22	(3.81)	(3.59)	(0.15)	(1.37)	(1.52)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	17.17	0.14	4.37	4.51	(0.15)	—	(0.15)
Year ended 3-31-2020	20.35	0.36	(2.37)	(2.01)	(0.36)	(0.81)	(1.17)
Year ended 3-31-2019	23.73	0.31	0.08	0.39	(0.31)	(3.46)	(3.77)
Year ended 3-31-2018	21.59	0.13	2.61	2.74	(0.15)	(0.45)	(0.60)
Year ended 3-31-2017	20.63	(0.10)	1.06	0.96	—	—	—
Year ended 3-31-2016	25.68	0.05	(3.73)	(3.68)	—	(1.37)	(1.37)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	17.47	0.18	4.44	4.62	(0.18)	—	(0.18)
Year ended 3-31-2020	20.69	0.44	(2.42)	(1.98)	(0.43)	(0.81)	(1.24)
Year ended 3-31-2019	24.09	0.39	0.08	0.47	(0.41)	(3.46)	(3.87)
Year ended 3-31-2018	21.92	0.21	2.67	2.88	(0.26)	(0.45)	(0.71)
Year ended 3-31-2017	20.88	0.00*	1.04	1.04	—	—	—
Year ended 3-31-2016	25.94	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding litigation expenses was 1.00%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 21.84	26.53%	$1,408	1.12%[4]	1.76%[4]	—%	—%	25%
Year ended 3-31-2020	17.41	-10.69	1,128	1.13	2.03	—	—	44
Year ended 3-31-2019	20.63	2.67	1,361	1.16	1.71	—	—	52
Year ended 3-31-2018	24.02	13.11	1,345	1.13	0.90	—	—	34
Year ended 3-31-2017	21.86	4.95	1,315	1.12	-0.02	—	—	51
Year ended 3-31-2016	20.83	-14.39	3,153	0.99	0.61	—	—	68
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	20.16	26.02	15	2.01[4]	0.86[4]	—	—	25
Year ended 3-31-2020	16.08	-11.42	18	1.97	1.28	—	—	44
Year ended 3-31-2019	19.15	1.89	47	1.93	0.96	—	—	52
Year ended 3-31-2018	22.55	12.26	86	1.91	0.10	—	—	34
Year ended 3-31-2017	20.56	4.21	141	1.83	-0.81	—	—	51
Year ended 3-31-2016	19.73	-15.06	287	1.76	-0.16	—	—	68
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	20.36	26.07	252	1.89[4]	0.99[4]	—	—	25
Year ended 3-31-2020	16.24	-11.37	298	1.88	1.34	—	—	44
Year ended 3-31-2019	19.33	1.99	634	1.83	1.05	—	—	52
Year ended 3-31-2018	22.71	12.29	995	1.89	0.11	—	—	34
Year ended 3-31-2017	20.71	4.23	1,620	1.83	-0.75	—	—	51
Year ended 3-31-2016	19.87	-15.01	3,792	1.71	-0.10	—	—	68
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	21.93	26.61	35	0.97[4]	1.91[4]	1.23[4]	1.65[4]	25
Year ended 3-31-2020	17.48	-10.58	30	1.00	2.17	1.25	1.92	44
Year ended 3-31-2019	20.71	2.74	37	1.04[6]	1.82	1.31	1.55	52
Year ended 3-31-2018	24.11	13.29	37	1.00	1.03	1.30	0.73	34
Year ended 3-31-2017	21.95	5.07	38	1.03	-0.13	1.28	-0.38	51
Year ended 3-31-2016	20.89	-14.41	53	1.00	0.53	1.14	0.39	68
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	22.18	26.67	674	0.87[4]	2.01[4]	—	—	25
Year ended 3-31-2020	17.68	-10.44	586	0.87	2.31	—	—	44
Year ended 3-31-2019	20.93	2.93	805	0.89	1.97	—	—	52
Year ended 3-31-2018	24.33	13.48	622	0.85	1.15	—	—	34
Year ended 3-31-2017	22.16	5.22	952	0.85	0.23	—	—	51
Year ended 3-31-2016	21.06	-14.17	2,382	0.74	0.95	—	—	68
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	22.25	26.78	9	0.71[4]	2.16[4]	—	—	25
Year ended 3-31-2020	17.73	-10.32	8	0.72	2.35	—	—	44
Year ended 3-31-2019	20.99	3.03	5	0.79	2.03	—	—	52
Year ended 3-31-2018	24.40	13.65	2	0.78	1.19	—	—	34
Year ended 3-31-2017	22.24	5.40	13	0.69	0.07	—	—	51
Year ended 3-31-2016	21.10	-14.09	12	0.60	0.89	—	—	68
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	21.53	26.31	28	1.45[4]	1.43[4]	—	—	25
Year ended 3-31-2020	17.17	-10.93	28	1.46	1.72	—	—	44
Year ended 3-31-2019	20.35	2.32	44	1.47	1.40	—	—	52
Year ended 3-31-2018	23.73	12.74	54	1.45	0.57	—	—	34
Year ended 3-31-2017	21.59	4.65	65	1.43	-0.48	—	—	51
Year ended 3-31-2016	20.63	-14.69	106	1.34	0.20	—	—	68
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	21.91	26.50	114	1.11[4]	1.77[4]	—	—	25
Year ended 3-31-2020	17.47	-10.64	98	1.11	2.08	—	—	44
Year ended 3-31-2019	20.69	2.70	151	1.13	1.73	—	—	52
Year ended 3-31-2018	24.09	13.15	175	1.10	0.92	—	—	34
Year ended 3-31-2017	21.92	4.98	237	1.08	—	—	—	51
Year ended 3-31-2016	20.88	-14.36	512	0.99	0.63	1.00	0.62	68

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$20.43	$ 0.13	$ 4.41	$4.54	$ (0.10)	$ —	$ (0.10)
Year ended 3-31-2020	23.58	0.31	(1.57)	(1.26)	(0.34)	(1.55)	(1.89)
Year ended 3-31-2019	24.74	0.37	1.03	1.40	(0.36)	(2.20)	(2.56)
Year ended 3-31-2018	24.33	0.37	1.18	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.33	1.59	1.92	(0.30)	(0.28)	(0.58)
Year ended 3-31-2016	25.65	0.29	(1.51)	(1.22)	(0.26)	(1.18)	(1.44)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	20.15	0.03	4.36	4.39	(0.02)	—	(0.02)
Year ended 3-31-2020	23.29	0.11	(1.55)	(1.44)	(0.15)	(1.55)	(1.70)
Year ended 3-31-2019	24.47	0.18	1.01	1.19	(0.17)	(2.20)	(2.37)
Year ended 3-31-2018	24.09	0.18	1.17	1.35	(0.31)	(0.66)	(0.97)
Year ended 3-31-2017	22.78	0.15	1.59	1.74	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.45	0.11	(1.50)	(1.39)	(0.10)	(1.18)	(1.28)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	20.24	0.04	4.38	4.42	(0.03)	—	(0.03)
Year ended 3-31-2020	23.38	0.13	(1.55)	(1.42)	(0.17)	(1.55)	(1.72)
Year ended 3-31-2019	24.56	0.19	1.01	1.20	(0.18)	(2.20)	(2.38)
Year ended 3-31-2018	24.17	0.19	1.18	1.37	(0.32)	(0.66)	(0.98)
Year ended 3-31-2017	22.85	0.16	1.59	1.75	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.53	0.13	(1.52)	(1.39)	(0.11)	(1.18)	(1.29)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	20.42	0.16	4.41	4.57	(0.12)	—	(0.12)
Year ended 3-31-2020	23.57	0.36	(1.57)	(1.21)	(0.39)	(1.55)	(1.94)
Year ended 3-31-2019	24.74	0.43	1.02	1.45	(0.42)	(2.20)	(2.62)
Year ended 3-31-2018	24.33	0.43	1.19	1.62	(0.55)	(0.66)	(1.21)
Year ended 3-31-2017	22.98	0.39	1.60	1.99	(0.36)	(0.28)	(0.64)
Year ended 3-31-2016	25.63	0.36	(1.52)	(1.16)	(0.31)	(1.18)	(1.49)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	20.47	0.18	4.42	4.60	(0.14)	—	(0.14)
Year ended 3-31-2020	23.62	0.40	(1.57)	(1.17)	(0.43)	(1.55)	(1.98)
Year ended 3-31-2019	24.78	0.46	1.04	1.50	(0.46)	(2.20)	(2.66)
Year ended 3-31-2018	24.37	0.47	1.19	1.66	(0.59)	(0.66)	(1.25)
Year ended 3-31-2017	23.01	0.42	1.61	2.03	(0.39)	(0.28)	(0.67)
Year ended 3-31-2016	25.66	0.39	(1.52)	(1.13)	(0.34)	(1.18)	(1.52)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	20.39	0.09	4.41	4.50	(0.07)	—	(0.07)
Year ended 3-31-2020	23.54	0.22	(1.57)	(1.35)	(0.25)	(1.55)	(1.80)
Year ended 3-31-2019	24.70	0.28	1.04	1.32	(0.28)	(2.20)	(2.48)
Year ended 3-31-2018	24.30	0.28	1.18	1.46	(0.40)	(0.66)	(1.06)
Year ended 3-31-2017	22.96	0.25	1.60	1.85	(0.23)	(0.28)	(0.51)
Year ended 3-31-2016	25.65	0.22	(1.53)	(1.31)	(0.20)	(1.18)	(1.38)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	20.43	0.13	4.42	4.55	(0.10)	—	(0.10)
Year ended 3-31-2020	23.58	0.31	(1.57)	(1.26)	(0.34)	(1.55)	(1.89)
Year ended 3-31-2019	24.75	0.37	1.02	1.39	(0.36)	(2.20)	(2.56)
Year ended 3-31-2018	24.34	0.38	1.17	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.35	1.59	1.94	(0.31)	(0.28)	(0.59)
Year ended 3-31-2016	25.66	0.29	(1.52)	(1.23)	(0.26)	(1.18)	(1.44)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$24.87	22.24%	$1,292	1.09%[4]	1.12%[4]	—%	—%	29%
Year ended 3-31-2020	20.43	-6.55	1,086	1.10	1.27	—	—	43
Year ended 3-31-2019	23.58	6.25	1,275	1.09	1.49	—	—	53
Year ended 3-31-2018	24.74	6.43	1,368	1.12	1.48	—	—	36
Year ended 3-31-2017	24.33	8.44	688	1.11	1.40	—	—	47
Year ended 3-31-2016	22.99	-4.92	1,311	1.10	1.21	—	—	56
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	24.52	21.79	15	1.92[4]	0.29[4]	—	—	29
Year ended 3-31-2020	20.15	-7.32	19	1.90	0.48	—	—	43
Year ended 3-31-2019	23.29	5.43	41	1.85	0.73	—	—	53
Year ended 3-31-2018	24.47	5.64	58	1.86	0.75	—	—	36
Year ended 3-31-2017	24.09	7.68	77	1.84	0.66	—	—	47
Year ended 3-31-2016	22.78	-5.62	80	1.83	0.48	—	—	56
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	24.63	21.83	231	1.83[4]	0.37[4]	—	—	29
Year ended 3-31-2020	20.24	-7.24	243	1.83	0.54	—	—	43
Year ended 3-31-2019	23.38	5.46	366	1.80	0.78	—	—	53
Year ended 3-31-2018	24.56	5.69	485	1.83	0.78	—	—	36
Year ended 3-31-2017	24.17	7.72	707	1.80	0.69	—	—	47
Year ended 3-31-2016	22.85	-5.62	892	1.79	0.53	—	—	56
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	24.87	22.41	765	0.86[4]	1.35[4]	—	—	29
Year ended 3-31-2020	20.42	-6.32	671	0.86	1.51	—	—	43
Year ended 3-31-2019	23.57	6.51	873	0.84	1.73	—	—	53
Year ended 3-31-2018	24.74	6.66	1,043	0.88	1.72	—	—	36
Year ended 3-31-2017	24.33	8.75	673	0.85	1.63	—	—	47
Year ended 3-31-2016	22.98	-4.70	373	0.84	1.47	—	—	56
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	24.93	22.48	8	0.71[4]	1.50[4]	—	—	29
Year ended 3-31-2020	20.47	-6.16	7	0.71	1.65	—	—	43
Year ended 3-31-2019	23.62	6.66	15	0.70	1.88	—	—	53
Year ended 3-31-2018	24.78	6.86	10	0.72	1.88	—	—	36
Year ended 3-31-2017	24.37	8.92	10	0.70	1.77	—	—	47
Year ended 3-31-2016	23.01	-4.57	5	0.69	1.60	—	—	56
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	24.82	22.06	11	1.45[4]	0.76[4]	—	—	29
Year ended 3-31-2020	20.39	-6.90	11	1.45	0.91	—	—	43
Year ended 3-31-2019	23.54	5.91	13	1.43	1.14	—	—	53
Year ended 3-31-2018	24.70	6.04	13	1.46	1.13	—	—	36
Year ended 3-31-2017	24.30	8.12	14	1.44	1.04	—	—	47
Year ended 3-31-2016	22.96	-5.29	13	1.44	0.89	—	—	56
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	24.88	22.29	16	1.09[4]	1.12[4]	1.11[4]	1.10[4]	29
Year ended 3-31-2020	20.43	-6.55	14	1.10	1.27	1.11	1.26	43
Year ended 3-31-2019	23.58	6.22	24	1.09	1.49	1.09	1.49	53
Year ended 3-31-2018	24.75	6.44	34	1.12	1.53	—	—	36
Year ended 3-31-2017	24.34	8.50	70	1.10	1.47	—	—	47
Year ended 3-31-2016	22.99	-4.95	124	1.09	1.16	—	—	56

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 3.25	$ 0.04	$ 0.44	$ 0.48	$ —	$—	$ —
Year ended 3-31-2020	9.45	0.04	(6.24)	(6.20)	—	—	—
Year ended 3-31-2019	11.55	(0.05)	(2.05)	(2.10)	—	—	—
Year ended 3-31-2018	13.30	0.03	(1.74)	(1.71)	(0.04)	—	(0.04)
Year ended 3-31-2017	10.75	(0.08)	2.63	2.55	—	—	—
Year ended 3-31-2016	14.03	(0.03)	(3.25)	(3.28)	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	2.90	0.02	0.39	0.41	—	—	—
Year ended 3-31-2020	8.51	(0.03)	(5.58)	(5.61)	—	—	—
Year ended 3-31-2019	10.48	(0.13)	(1.84)	(1.97)	—	—	—
Year ended 3-31-2018	12.15	(0.03)	(1.64)	(1.67)	—	—	—
Year ended 3-31-2017	9.90	(0.18)	2.43	2.25	—	—	—
Year ended 3-31-2016	13.04	(0.13)	(3.01)	(3.14)	—	—	—
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	2.97	0.02	0.41	0.43	—	—	—
Year ended 3-31-2020	8.70	(0.01)	(5.72)	(5.73)	—	—	—
Year ended 3-31-2019	10.71	(0.12)	(1.89)	(2.01)	—	—	—
Year ended 3-31-2018	12.39	0.00*	(1.68)	(1.68)	—	—	—
Year ended 3-31-2017	10.08	(0.16)	2.47	2.31	—	—	—
Year ended 3-31-2016	13.24	(0.10)	(3.06)	(3.16)	—	—	—
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	3.40	0.05	0.46	0.51	—	—	—
Year ended 3-31-2020	9.85	0.08	(6.53)	(6.45)	—	—	—
Year ended 3-31-2019	11.99	(0.01)	(2.13)	(2.14)	—	—	—
Year ended 3-31-2018	13.80	0.09	(1.83)	(1.74)	(0.07)	—	(0.07)
Year ended 3-31-2017	11.11	(0.05)	2.74	2.69	—	—	—
Year ended 3-31-2016	14.44	0.02	(3.35)	(3.33)	—	—	—
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	3.42	0.05	0.46	0.51	—	—	—
Year ended 3-31-2020	9.90	0.08	(6.56)	(6.48)	—	—	—
Year ended 3-31-2019	12.05	0.00*	(2.15)	(2.15)	—	—	—
Year ended 3-31-2018	13.86	0.17	(1.90)	(1.73)	(0.08)	—	(0.08)
Year ended 3-31-2017	11.14	(0.02)	2.74	2.72	—	—	—
Year ended 3-31-2016	14.46	0.04	(3.36)	(3.32)	—	—	—
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	3.20	0.03	0.44	0.47	—	—	—
Year ended 3-31-2020	9.34	0.01	(6.15)	(6.14)	—	—	—
Year ended 3-31-2019	11.45	(0.08)	(2.03)	(2.11)	—	—	—
Year ended 3-31-2018	13.20	0.04	(1.77)	(1.73)	(0.02)	—	(0.02)
Year ended 3-31-2017	10.69	(0.12)	2.63	2.51	—	—	—
Year ended 3-31-2016	13.98	(0.05)	(3.24)	(3.29)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	3.30	0.04	0.45	0.49	—	—	—
Year ended 3-31-2020	9.59	0.04	(6.33)	(6.29)	—	—	—
Year ended 3-31-2019	11.72	(0.05)	(2.08)	(2.13)	—	—	—
Year ended 3-31-2018	13.49	0.08	(1.80)	(1.72)	(0.05)	—	(0.05)
Year ended 3-31-2017	10.89	(0.07)	2.67	2.60	—	—	—
Year ended 3-31-2016	14.19	(0.01)	(3.29)	(3.30)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.44%.

(7) Expense ratio based on the period excluding reorganization expenses was 2.36%.

(8) Expense ratio based on the period excluding reorganization expenses was 1.09%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 3.73	14.77%	$ 46	1.35%[4]	1.80%[4]	1.98%[4]	1.17%[4]	13%
Year ended 3-31-2020	3.25	-65.61	40	1.41	0.52	1.71	0.22	23
Year ended 3-31-2019	9.45	-18.18	134	1.41	-0.46	1.55	-0.60	31
Year ended 3-31-2018	11.55	-12.89	211	1.46[6]	0.26	1.53	0.19	21
Year ended 3-31-2017	13.30	23.72	158	1.41	-0.59	—	—	39
Year ended 3-31-2016	10.75	-23.38	192	1.49	-0.23	—	—	31
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	3.31	14.14	—*	2.22[4]	0.92[4]	4.04[4]	-0.90[4]	13
Year ended 3-31-2020	2.90	-65.92	—*	2.29	-0.41	2.98	-1.10	23
Year ended 3-31-2019	8.51	-18.88	1	2.21	-1.28	2.48	-1.55	31
Year ended 3-31-2018	10.48	-13.66	2	2.38[7]	-0.25	2.49	-0.36	21
Year ended 3-31-2017	12.15	22.73	4	2.29	-1.49	—	—	39
Year ended 3-31-2016	9.90	-24.08	3	2.36	-1.11	—	—	31
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	3.40	14.48	6	2.09[4]	1.02[4]	2.54[4]	0.57[4]	13
Year ended 3-31-2020	2.97	-65.86	6	2.11	-0.20	2.31	-0.40	23
Year ended 3-31-2019	8.70	-18.77	27	2.11	-1.17	2.12	-1.18	31
Year ended 3-31-2018	10.71	-13.56	48	2.15	-0.01	2.15	-0.01	21
Year ended 3-31-2017	12.39	22.92	87	2.11	-1.31	—	—	39
Year ended 3-31-2016	10.08	-23.87	79	2.16	-0.89	—	—	31
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	3.91	15.00	63	0.99[4]	2.15[4]	1.23[4]	1.91[4]	13
Year ended 3-31-2020	3.40	-65.48	52	0.99	0.95	1.17	0.77	23
Year ended 3-31-2019	9.85	-17.85	158	1.03	-0.08	1.11	-0.16	31
Year ended 3-31-2018	11.99	-12.63	263	1.11[8]	0.76	1.12	0.75	21
Year ended 3-31-2017	13.80	24.21	225	1.08	-0.35	—	—	39
Year ended 3-31-2016	11.11	-23.06	85	1.10	0.16	—	—	31
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	3.93	14.91	2	0.99[4]	2.16[4]	1.04[4]	2.11[4]	13
Year ended 3-31-2020	3.42	-65.45	2	0.99	0.95	0.99	0.95	23
Year ended 3-31-2019	9.90	-17.84	5	0.94	0.04	—	—	31
Year ended 3-31-2018	12.05	-12.48	5	0.95	1.45	—	—	21
Year ended 3-31-2017	13.86	24.42	12	0.93	-0.18	—	—	39
Year ended 3-31-2016	11.14	-22.96	5	0.95	0.35	—	—	31
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	3.67	14.69	11	1.75[4]	1.40[4]	1.78[4]	1.37[4]	13
Year ended 3-31-2020	3.20	-65.74	7	1.74	0.19	—	—	23
Year ended 3-31-2019	9.34	-18.43	18	1.68	-0.72	—	—	31
Year ended 3-31-2018	11.45	-13.11	22	1.70	0.37	—	—	21
Year ended 3-31-2017	13.20	23.48	26	1.67	-0.89	—	—	39
Year ended 3-31-2016	10.69	-23.53	19	1.70	-0.43	—	—	31
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	3.79	14.85	4	1.35[4]	1.78[4]	1.48[4]	1.65[4]	13
Year ended 3-31-2020	3.30	-65.59	4	1.41	0.46	1.42	0.45	23
Year ended 3-31-2019	9.59	-18.17	22	1.34	-0.42	—	—	31
Year ended 3-31-2018	11.72	-12.78	42	1.35	0.71	—	—	21
Year ended 3-31-2017	13.49	23.87	53	1.34	-0.54	—	—	39
Year ended 3-31-2016	10.89	-23.26	42	1.36	-0.08	—	—	31

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LASALLE GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 8.16	$ 0.06	$ 1.12	$ 1.18	$ —	$ —	$ —
Year ended 3-31-2020	11.22	0.15	(2.57)	(2.42)	(0.38)	(0.26)	(0.64)
Year ended 3-31-2019	10.38	0.15	1.21	1.36	(0.31)	(0.21)	(0.52)
Year ended 3-31-2018	10.28	0.24	0.04	0.28	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.58	0.09	(0.14)	(0.05)	(0.25)	—	(0.25)
Year ended 3-31-2016	11.15	0.17	(0.41)	(0.24)	(0.13)	(0.20)	(0.33)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	8.11	0.04	1.10	1.14	—	—	—
Year ended 3-31-2020	11.16	0.08	(2.55)	(2.47)	(0.32)	(0.26)	(0.58)
Year ended 3-31-2019	10.33	0.08	1.20	1.28	(0.24)	(0.21)	(0.45)
Year ended 3-31-2018	10.24	0.15	0.07	0.22	(0.06)	(0.07)	(0.13)
Year ended 3-31-2017	10.56	(0.04)	(0.12)	(0.16)	(0.16)	—	(0.16)
Year ended 3-31-2016	11.10	0.06	(0.40)	(0.34)	(0.01)	(0.19)	(0.20)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	8.11	0.03	1.11	1.14	—	—	—
Year ended 3-31-2020	11.15	0.08	(2.55)	(2.47)	(0.31)	(0.26)	(0.57)
Year ended 3-31-2019	10.32	0.06	1.21	1.27	(0.23)	(0.21)	(0.44)
Year ended 3-31-2018	10.24	0.14	0.06	0.20	(0.05)	(0.07)	(0.12)
Year ended 3-31-2017	10.55	(0.06)	(0.11)	(0.17)	(0.14)	—	(0.14)
Year ended 3-31-2016	11.10	0.04	(0.41)	(0.37)	—	(0.18)	(0.18)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	8.19	0.08	1.12	1.20	—	—	—
Year ended 3-31-2020	11.24	0.21	(2.57)	(2.36)	(0.43)	(0.26)	(0.69)
Year ended 3-31-2019	10.41	0.19	1.21	1.40	(0.36)	(0.21)	(0.57)
Year ended 3-31-2018	10.29	0.26	0.07	0.33	(0.14)	(0.07)	(0.21)
Year ended 3-31-2017	10.57	0.03	(0.07)	(0.04)	(0.24)	—	(0.24)
Year ended 3-31-2016	11.14	0.17	(0.42)	(0.25)	(0.12)	(0.20)	(0.32)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	8.19	0.08	1.12	1.20	—	—	—
Year ended 3-31-2020	11.26	0.20	(2.58)	(2.38)	(0.43)	(0.26)	(0.69)
Year ended 3-31-2019	10.42	0.21	1.19	1.40	(0.35)	(0.21)	(0.56)
Year ended 3-31-2018[6]	10.42	0.15	0.05	0.20	(0.13)	(0.07)	(0.20)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	8.14	0.05	1.11	1.16	—	—	—
Year ended 3-31-2020	11.19	0.12	(2.56)	(2.44)	(0.35)	(0.26)	(0.61)
Year ended 3-31-2019	10.36	0.09	1.23	1.32	(0.28)	(0.21)	(0.49)
Year ended 3-31-2018	10.27	0.18	0.07	0.25	(0.09)	(0.07)	(0.16)
Year ended 3-31-2017	10.57	0.00*	(0.11)	(0.11)	(0.19)	—	(0.19)
Year ended 3-31-2016	11.12	0.10	(0.41)	(0.31)	(0.04)	(0.20)	(0.24)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	8.27	0.07	1.12	1.19	—	—	—
Year ended 3-31-2020	11.35	0.16	(2.59)	(2.43)	(0.39)	(0.26)	(0.65)
Year ended 3-31-2019	10.50	0.14	1.24	1.38	(0.32)	(0.21)	(0.53)
Year ended 3-31-2018	10.39	0.22	0.07	0.29	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.64	0.07	(0.07)	0.00*	(0.25)	—	(0.25)
Year ended 3-31-2016	11.22	0.17	(0.42)	(0.25)	(0.13)	(0.20)	(0.33)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Expense ratio based on the period excluding reorganization expenses was 1.51%.

(8) Expense ratio based on the period excluding reorganization expenses was 1.05%.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 9.34	14.46%	$ 10	1.48%[4]	1.41%[4]	1.79%[4]	1.10%[4]	45%
Year ended 3-31-2020	8.16	-22.88	11	1.51	1.44	1.68	1.27	88
Year ended 3-31-2019	11.22	13.61	20	1.61[7]	1.40	1.90	1.11	91
Year ended 3-31-2018	10.38	2.69	8	1.51	2.29	1.79	2.01	77
Year ended 3-31-2017	10.28	-0.45	12	1.51	0.91	2.08	0.34	49
Year ended 3-31-2016	10.58	-2.00	29	1.51	1.67	2.12	1.06	59
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	9.25	14.06	1	2.11[4]	0.82[4]	2.25[4]	0.68[4]	45
Year ended 3-31-2020	8.11	-23.36	1	2.12	0.79	2.21	0.70	88
Year ended 3-31-2019	11.16	12.86	1	2.18	0.73	2.35	0.56	91
Year ended 3-31-2018	10.33	2.13	—*	2.18	1.42	2.34	1.26	77
Year ended 3-31-2017	10.24	-1.52	—*	2.54	-0.43	2.60	-0.49	49
Year ended 3-31-2016	10.56	-3.03	—*	2.56	0.62	—	—	59
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	9.25	14.06	3	2.17[4]	0.74[4]	2.31[4]	0.60[4]	45
Year ended 3-31-2020	8.11	-23.32	3	2.17	0.75	2.26	0.66	88
Year ended 3-31-2019	11.15	12.72	4	2.27	0.60	2.44	0.43	91
Year ended 3-31-2018	10.32	1.96	1	2.30	1.30	2.47	1.13	77
Year ended 3-31-2017	10.24	-1.62	1	2.66	-0.57	2.72	-0.63	49
Year ended 3-31-2016	10.55	-3.21	1	2.74	0.41	—	—	59
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	9.39	14.65	60	1.05[4]	1.84[4]	1.40[4]	1.49[4]	45
Year ended 3-31-2020	8.19	-22.41	60	1.05	1.90	1.34	1.61	88
Year ended 3-31-2019	11.24	14.00	88	1.20[8]	1.76	1.55	1.41	91
Year ended 3-31-2018	10.41	3.20	28	1.05	2.48	1.41	2.12	77
Year ended 3-31-2017	10.29	-0.39	20	1.50	0.25	1.61	0.14	49
Year ended 3-31-2016	10.57	-2.11	3	1.59	1.59	—	—	59
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	9.39	14.65	19	1.05[4]	1.82[4]	1.20[4]	1.67[4]	45
Year ended 3-31-2020	8.19	-22.53	22	1.05	1.90	1.16	1.79	88
Year ended 3-31-2019	11.26	14.08	30	1.13[8]	2.01	1.31	1.83	91
Year ended 3-31-2018[6]	10.42	1.89	30	1.05[4]	1.96[4]	1.27[4]	1.74[4]	77[9]
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	9.30	14.25	3	1.80[4]	1.10[4]	1.95[4]	0.95[4]	45
Year ended 3-31-2020	8.14	-23.08	3	1.80	1.16	1.93	1.03	88
Year ended 3-31-2019	11.19	13.19	6	1.93	0.83	2.10	0.66	91
Year ended 3-31-2018	10.36	2.39	—*	1.81	1.74	1.97	1.58	77
Year ended 3-31-2017	10.27	-1.01	—*	2.13	-0.05	2.20	-0.12	49
Year ended 3-31-2016	10.57	-2.68	—*	2.20	0.99	—	—	59
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	9.46	14.39	4	1.45[4]	1.47[4]	1.59[4]	1.33[4]	45
Year ended 3-31-2020	8.27	-22.73	4	1.46	1.46	1.55	1.37	88
Year ended 3-31-2019	11.35	13.64	5	1.51	1.29	1.68	1.12	91
Year ended 3-31-2018	10.50	2.76	1	1.46	2.11	1.62	1.95	77
Year ended 3-31-2017	10.39	0.03	1	1.52	0.70	1.87	0.35	49
Year ended 3-31-2016	10.64	-2.08	1	1.51	1.63	1.86	1.28	59

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 7.85	$ 0.04	$ 2.26	$ 2.30	$ —	$—	$ —
Year ended 3-31-2020	13.45	0.13	(5.51)	(5.38)	(0.22)	—	(0.22)
Year ended 3-31-2019	14.82	0.12	(1.49)	(1.37)	—	—	—
Year ended 3-31-2018	14.80	(0.03)	0.05	0.02	—	—	—
Year ended 3-31-2017	12.53	(0.03)	2.31	2.28	(0.01)	—	(0.01)
Year ended 3-31-2016	16.13	0.03	(3.63)	(3.60)	—	—	—
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	6.48	(0.12)	1.85	1.73	—	—	—
Year ended 3-31-2020	11.12	(0.11)	(4.53)	(4.64)	—	—	—
Year ended 3-31-2019	12.44	(0.08)	(1.24)	(1.32)	—	—	—
Year ended 3-31-2018	12.57	(0.18)	0.05	(0.13)	—	—	—
Year ended 3-31-2017	10.75	(0.15)	1.97	1.82	—	—	—
Year ended 3-31-2016	13.98	(0.11)	(3.12)	(3.23)	—	—	—
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	6.48	0.01	1.86	1.87	—	—	—
Year ended 3-31-2020	11.13	0.03	(4.55)	(4.52)	(0.13)	—	(0.13)
Year ended 3-31-2019	12.33	0.03	(1.23)	(1.20)	—	—	—
Year ended 3-31-2018	12.39	(0.12)	0.06	(0.06)	—	—	—
Year ended 3-31-2017	10.55	(0.10)	1.94	1.84	—	—	—
Year ended 3-31-2016	13.67	(0.06)	(3.06)	(3.12)	—	—	—
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	8.05	0.08	2.31	2.39	—	—	—
Year ended 3-31-2020	13.81	0.20	(5.64)	(5.44)	(0.32)	—	(0.32)
Year ended 3-31-2019	15.25	0.17	(1.55)	(1.38)	(0.06)	—	(0.06)
Year ended 3-31-2018	15.15	0.04	0.06	0.10	—	—	—
Year ended 3-31-2017	12.81	0.04	2.37	2.41	(0.07)	—	(0.07)
Year ended 3-31-2016	16.43	0.09	(3.71)	(3.62)	—	—	—
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	8.18	0.08	2.36	2.44	—	—	—
Year ended 3-31-2020	14.06	0.21	(5.74)	(5.53)	(0.35)	—	(0.35)
Year ended 3-31-2019	15.50	0.20	(1.57)	(1.37)	(0.07)	—	(0.07)
Year ended 3-31-2018	15.40	0.05	0.05	0.10	—	—	—
Year ended 3-31-2017	13.02	0.05	2.41	2.46	(0.08)	—	(0.08)
Year ended 3-31-2016	16.69	0.10	(3.77)	(3.67)	—	—	—
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	8.21	0.09	2.36	2.45	—	—	—
Year ended 3-31-2020	14.12	0.23	(5.75)	(5.52)	(0.39)	—	(0.39)
Year ended 3-31-2019	15.58	0.23	(1.59)	(1.36)	(0.10)	—	(0.10)
Year ended 3-31-2018	15.44	0.07	0.07	0.14	—	—	—
Year ended 3-31-2017	13.06	0.07	2.42	2.49	(0.11)	—	(0.11)
Year ended 3-31-2016	16.70	0.13	(3.77)	(3.64)	—	—	—
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	7.75	0.05	2.22	2.27	—	—	—
Year ended 3-31-2020	13.26	0.13	(5.42)	(5.29)	(0.22)	—	(0.22)
Year ended 3-31-2019	14.63	0.10	(1.47)	(1.37)	—	—	—
Year ended 3-31-2018	14.61	(0.04)	0.06	0.02	—	—	—
Year ended 3-31-2017	12.37	(0.04)	2.28	2.24	—	—	—
Year ended 3-31-2016	15.94	0.01	(3.58)	(3.57)	—	—	—
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	8.04	0.07	2.31	2.38	—	—	—
Year ended 3-31-2020	13.79	0.17	(5.63)	(5.46)	(0.29)	—	(0.29)
Year ended 3-31-2019	15.21	0.16	(1.54)	(1.38)	(0.04)	—	(0.04)
Year ended 3-31-2018	15.14	0.01	0.06	0.07	—	—	—
Year ended 3-31-2017	12.80	0.01	2.38	2.39	(0.05)	—	(0.05)
Year ended 3-31-2016	16.45	0.06	(3.71)	(3.65)	—	—	—

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 10.15	29.30%	$ 121	1.84%[4]	0.91%[4]	—%	—%	23%
Year ended 3-31-2020	7.85	-40.58	102	1.77	1.05	—	—	44
Year ended 3-31-2019	13.45	-9.31	218	1.59	0.82	—	—	21
Year ended 3-31-2018	14.82	0.20	288	1.73	-0.19	—	—	33
Year ended 3-31-2017	14.80	18.19	329	1.72	-0.22	—	—	64
Year ended 3-31-2016	12.53	-22.32	415	1.66	0.18	—	—	17
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	8.21	26.70	—*	5.60[4]	-2.93[4]	—	—	23
Year ended 3-31-2020	6.48	-41.73	—*	3.81	-1.04	—	—	44
Year ended 3-31-2019	11.12	-10.61	2	3.01	-0.66	—	—	21
Year ended 3-31-2018	12.44	-1.03	3	2.98	-1.50	—	—	33
Year ended 3-31-2017	12.57	16.93	7	2.77	-1.27	—	—	64
Year ended 3-31-2016	10.75	-23.10	10	2.65	-0.85	—	—	17
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	8.35	28.86	4	2.52[4]	0.18[4]	—	—	23
Year ended 3-31-2020	6.48	-41.02	5	2.48	0.30	—	—	44
Year ended 3-31-2019	11.13	-9.73	21	2.07	0.28	—	—	21
Year ended 3-31-2018	12.33	-0.48	40	2.40	-0.98	—	—	33
Year ended 3-31-2017	12.39	17.44	100	2.34	-0.84	—	—	64
Year ended 3-31-2016	10.55	-22.82	110	2.30	-0.47	—	—	17
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	10.44	29.69	2	1.17[4]	1.59[4]	2.26[4]	0.50[4]	23
Year ended 3-31-2020	8.05	-40.26	2	1.24	1.57	2.15	0.66	44
Year ended 3-31-2019	13.81	-9.03	4	1.27	1.17	2.03	0.41	21
Year ended 3-31-2018	15.25	0.66	5	1.27	0.27	2.15	-0.61	33
Year ended 3-31-2017	15.15	18.77	5	1.27	0.25	2.19	-0.67	64
Year ended 3-31-2016	12.81	-22.03	4	1.26	0.59	2.21	-0.36	17
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	10.62	29.83	60	1.17[4]	1.58[4]	—	—	23
Year ended 3-31-2020	8.18	-40.26	54	1.19	1.63	—	—	44
Year ended 3-31-2019	14.06	-8.86	106	1.10	1.30	—	—	21
Year ended 3-31-2018	15.50	0.71	154	1.20	0.32	—	—	33
Year ended 3-31-2017	15.40	18.88	188	1.19	0.33	—	—	64
Year ended 3-31-2016	13.02	-21.99	103	1.16	0.67	—	—	17
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	10.66	29.84	4	0.98[4]	1.79[4]	—	—	23
Year ended 3-31-2020	8.21	-40.11	3	1.02	1.81	—	—	44
Year ended 3-31-2019	14.12	-8.71	5	0.93	1.48	—	—	21
Year ended 3-31-2018	15.58	0.91	6	1.04	0.46	—	—	33
Year ended 3-31-2017	15.44	19.01	10	1.02	0.48	—	—	64
Year ended 3-31-2016	13.06	-21.80	11	1.00	0.92	—	—	17
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	10.02	29.29	10	1.72[4]	1.03[4]	—	—	23
Year ended 3-31-2020	7.75	-40.53	7	1.76	1.06	—	—	44
Year ended 3-31-2019	13.26	-9.36	15	1.67	0.73	—	—	21
Year ended 3-31-2018	14.63	0.14	21	1.78	-0.26	—	—	33
Year ended 3-31-2017	14.61	18.11	26	1.77	-0.25	—	—	64
Year ended 3-31-2016	12.37	-22.40	24	1.75	0.10	—	—	17
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	10.42	29.60	9	1.38[4]	1.36[4]	—	—	23
Year ended 3-31-2020	8.04	-40.40	8	1.42	1.39	—	—	44
Year ended 3-31-2019	13.79	-9.03	18	1.33	1.09	—	—	21
Year ended 3-31-2018	15.21	0.46	26	1.43	0.09	—	—	33
Year ended 3-31-2017	15.14	18.63	32	1.43	0.08	—	—	64
Year ended 3-31-2016	12.80	-22.19	33	1.40	0.42	—	—	17

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$59.85	$(0.25)	$23.02	$22.77	$—	$ —	$ —
Year ended 3-31-2020	65.00	(0.38)	3.45	3.07	—	(8.22)	(8.22)
Year ended 3-31-2019	65.33	(0.30)	7.42	7.12	—	(7.45)	(7.45)
Year ended 3-31-2018	56.65	(0.36)	13.46	13.10	—	(4.42)	(4.42)
Year ended 3-31-2017	46.35	(0.32)	10.62	10.30	—	—	—
Year ended 3-31-2016	55.95	(0.35)	(7.99)	(8.34)	—	(1.26)	(1.26)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	46.00	(0.43)	17.65	17.22	—	—	—
Year ended 3-31-2020	51.83	(0.77)	2.99	2.22	—	(8.05)	(8.05)
Year ended 3-31-2019	54.08	(0.70)	5.90	5.20	—	(7.45)	(7.45)
Year ended 3-31-2018	47.68	(0.76)	11.33	10.57	—	(4.17)	(4.17)
Year ended 3-31-2017	39.32	(0.59)	8.95	8.36	—	—	—
Year ended 3-31-2016	48.01	(0.63)	(6.80)	(7.43)	—	(1.26)	(1.26)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	48.52	(0.43)	18.63	18.20	—	—	—
Year ended 3-31-2020	54.26	(0.76)	3.07	2.31	—	(8.05)	(8.05)
Year ended 3-31-2019	56.20	(0.67)	6.18	5.51	—	(7.45)	(7.45)
Year ended 3-31-2018	49.39	(0.76)	11.74	10.98	—	(4.17)	(4.17)
Year ended 3-31-2017	40.70	(0.59)	9.28	8.69	—	—	—
Year ended 3-31-2016	49.63	(0.63)	(7.04)	(7.67)	—	(1.26)	(1.26)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	59.18	(0.28)	22.76	22.48	—	—	—
Year ended 3-31-2020	64.37	(0.45)	3.43	2.98	—	(8.17)	(8.17)
Year ended 3-31-2019	64.88	(0.39)	7.33	6.94	—	(7.45)	(7.45)
Year ended 3-31-2018	56.28	(0.44)	13.43	12.99	—	(4.39)	(4.39)
Year ended 3-31-2017	46.08	(0.33)	10.53	10.20	—	—	—
Year ended 3-31-2016	55.70	(0.42)	(7.94)	(8.36)	—	(1.26)	(1.26)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	67.65	(0.20)	26.02	25.82	—	—	—
Year ended 3-31-2020	72.51	(0.27)	3.71	3.44	—	(8.30)	(8.30)
Year ended 3-31-2019	71.85	(0.17)	8.28	8.11	—	(7.45)	(7.45)
Year ended 3-31-2018	61.88	(0.26)	14.77	14.51	—	(4.54)	(4.54)
Year ended 3-31-2017	50.49	(0.19)	11.58	11.39	—	—	—
Year ended 3-31-2016	60.64	(0.22)	(8.67)	(8.89)	—	(1.26)	(1.26)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	68.24	(0.14)	26.25	26.11	—	—	—
Year ended 3-31-2020	73.03	(0.15)	3.75	3.60	—	(8.39)	(8.39)
Year ended 3-31-2019	72.20	(0.04)	8.32	8.28	—	(7.45)	(7.45)
Year ended 3-31-2018	62.13	(0.17)	14.85	14.68	—	(4.61)	(4.61)
Year ended 3-31-2017	50.62	(0.10)	11.61	11.51	—	—	—
Year ended 3-31-2016	60.70	(0.12)	(8.70)	(8.82)	—	(1.26)	(1.26)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	57.58	(0.38)	22.12	21.74	—	—	—
Year ended 3-31-2020	62.89	(0.63)	3.37	2.74	—	(8.05)	(8.05)
Year ended 3-31-2019	63.68	(0.52)	7.18	6.66	—	(7.45)	(7.45)
Year ended 3-31-2018	55.38	(0.61)	13.18	12.57	—	(4.27)	(4.27)
Year ended 3-31-2017	45.45	(0.46)	10.39	9.93	—	—	—
Year ended 3-31-2016	55.05	(0.49)	(7.85)	(8.34)	—	(1.26)	(1.26)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	64.00	(0.26)	24.60	24.34	—	—	—
Year ended 3-31-2020	69.01	(0.40)	3.60	3.20	—	(8.21)	(8.21)
Year ended 3-31-2019	68.90	(0.31)	7.87	7.56	—	(7.45)	(7.45)
Year ended 3-31-2018	59.54	(0.43)	14.21	13.78	—	(4.42)	(4.42)
Year ended 3-31-2017	48.70	(0.31)	11.15	10.84	—	—	—
Year ended 3-31-2016	58.68	(0.34)	(8.38)	(8.72)	—	(1.26)	(1.26)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 2.03%.

(7) Expense ratio based on the period excluding reorganization expenses was 1.30%.

(8) Expense ratio based on the period excluding reorganization expenses was 1.22%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$82.62	38.04%	$4,865	1.16%[4]	-0.66%[4]	—%	—%	3%
Year ended 3-31-2020	59.85	2.98	3,626	1.18	-0.54	—	—	23
Year ended 3-31-2019	65.00	12.63	3,956	1.20	-0.45	—	—	14
Year ended 3-31-2018	65.33	23.34	4,018	1.22	-0.56	—	—	22
Year ended 3-31-2017	56.65	22.22	1,026	1.30	-0.66	—	—	16
Year ended 3-31-2016	46.35	-15.10	1,790	1.28	-0.69	—	—	24
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	63.22	37.43	21	2.01[4]	-1.51[4]	2.05[4]	-1.55[4]	3
Year ended 3-31-2020	46.00	2.09	22	2.03	-1.39	2.05	-1.41	23
Year ended 3-31-2019	51.83	11.70	37	2.05	-1.29	2.06	-1.30	14
Year ended 3-31-2018	54.08	22.36	48	2.03	-1.42	—	—	22
Year ended 3-31-2017	47.68	21.26	48	2.06	-1.41	—	—	16
Year ended 3-31-2016	39.32	-15.71	52	2.02	-1.42	—	—	24
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	66.72	37.51	453	1.93[4]	-1.44[4]	—	—	3
Year ended 3-31-2020	48.52	2.17	407	1.95	-1.31	—	—	23
Year ended 3-31-2019	54.26	11.79	532	1.94	-1.18	—	—	14
Year ended 3-31-2018	56.20	22.44	608	1.98	-1.38	—	—	22
Year ended 3-31-2017	49.39	21.35	683	2.00	-1.35	—	—	16
Year ended 3-31-2016	40.70	-15.68	833	1.97	-1.37	—	—	24
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	81.66	37.99	49	1.24[4]	-0.75[4]	1.30[4]	-0.81[4]	3
Year ended 3-31-2020	59.18	2.85	36	1.28	-0.65	1.36	-0.73	23
Year ended 3-31-2019	64.37	12.46	36	1.35	-0.60	1.45	-0.70	14
Year ended 3-31-2018	64.88	23.28	32	1.30	-0.69	1.46	-0.85	22
Year ended 3-31-2017	56.28	22.13	25	1.33	-0.67	1.58	-0.92	16
Year ended 3-31-2016	46.08	-15.21	21	1.41	-0.82	1.54	-0.95	24
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	93.47	38.17	2,559	0.97[4]	-0.47[4]	—	—	3
Year ended 3-31-2020	67.65	3.17	1,938	0.98	-0.34	—	—	23
Year ended 3-31-2019	72.51	12.88	2,203	0.98	-0.23	—	—	14
Year ended 3-31-2018	71.85	23.63	2,235	1.00	-0.37	—	—	22
Year ended 3-31-2017	61.88	22.56	1,327	1.00	-0.35	—	—	16
Year ended 3-31-2016	50.49	-14.84	1,364	0.97	-0.39	—	—	24
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	94.35	38.26	144	0.82[4]	-0.32[4]	—	—	3
Year ended 3-31-2020	68.24	3.34	96	0.83	-0.20	—	—	23
Year ended 3-31-2019	73.03	13.07	101	0.82	-0.05	—	—	14
Year ended 3-31-2018	72.20	23.82	73	0.85	-0.24	—	—	22
Year ended 3-31-2017	62.13	22.74	93	0.85	-0.18	—	—	16
Year ended 3-31-2016	50.62	-14.71	65	0.83	-0.22	—	—	24
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	79.32	37.76	139	1.56[4]	-1.07[4]	—	—	3
Year ended 3-31-2020	57.58	2.57	110	1.57	-0.93	—	—	23
Year ended 3-31-2019	62.89	12.23	127	1.56	-0.81	—	—	14
Year ended 3-31-2018	63.68	22.91	129	1.58	-0.98	—	—	22
Year ended 3-31-2017	55.38	21.85	108	1.59	-0.94	—	—	16
Year ended 3-31-2016	45.45	-15.35	110	1.57	-0.98	—	—	24
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	88.34	38.03	426	1.16[4]	-0.66[4]	1.21[4]	-0.71[4]	3
Year ended 3-31-2020	64.00	2.98	340	1.18	-0.54	1.22	-0.58	23
Year ended 3-31-2019	69.01	12.64	442	1.20	-0.44	1.21	-0.45	14
Year ended 3-31-2018	68.90	23.33	554	1.24	-0.64	—	—	22
Year ended 3-31-2017	59.54	22.26	644	1.24	-0.59	—	—	16
Year ended 3-31-2016	48.70	-15.04	754	1.22	-0.63	—	—	24

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 18.83	$ 0.11	$ 2.32	$ 2.43	$ (0.10)	$ —	$ (0.10)
Year ended 3-31-2020	24.45	0.30	(3.61)	(3.31)	(0.32)	(1.99)	(2.31)
Year ended 3-31-2019	22.41	0.30	3.35	3.65	(0.33)	(1.28)	(1.61)
Year ended 3-31-2018	25.94	0.39	(0.82)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.24	(0.26)	(0.02)	(0.35)	(2.29)	(2.64)
Year ended 3-31-2016	29.38	0.33	0.52	0.85	(0.29)	(1.34)	(1.63)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	17.97	(0.01)	2.23	2.22	(0.01)	—	(0.01)
Year ended 3-31-2020	23.45	0.07	(3.45)	(3.38)	(0.11)	(1.99)	(2.10)
Year ended 3-31-2019	21.54	0.08	3.19	3.27	(0.08)	(1.28)	(1.36)
Year ended 3-31-2018	25.11	0.14	(0.79)	(0.65)	—	(2.92)	(2.92)
Year ended 3-31-2017	27.80	(0.03)	(0.23)	(0.26)	(0.14)	(2.29)	(2.43)
Year ended 3-31-2016	28.58	0.11	0.48	0.59	(0.03)	(1.34)	(1.37)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	18.32	0.01	2.26	2.27	(0.02)	—	(0.02)
Year ended 3-31-2020	23.86	0.12	(3.52)	(3.40)	(0.15)	(1.99)	(2.14)
Year ended 3-31-2019	21.90	0.17	3.21	3.38	(0.14)	(1.28)	(1.42)
Year ended 3-31-2018	25.45	0.23	(0.84)	(0.61)	(0.02)	(2.92)	(2.94)
Year ended 3-31-2017	28.15	(0.01)	(0.21)	(0.22)	(0.19)	(2.29)	(2.48)
Year ended 3-31-2016	28.92	0.13	0.52	0.65	(0.08)	(1.34)	(1.42)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	18.84	0.12	2.33	2.45	(0.12)	—	(0.12)
Year ended 3-31-2020	24.45	0.31	(3.60)	(3.29)	(0.33)	(1.99)	(2.32)
Year ended 3-31-2019	22.41	0.29	3.36	3.65	(0.33)	(1.28)	(1.61)
Year ended 3-31-2018	25.94	0.34	(0.77)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.12	(0.15)	(0.03)	(0.34)	(2.29)	(2.63)
Year ended 3-31-2016	29.37	0.30	0.54	0.84	(0.27)	(1.34)	(1.61)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	18.99	0.15	2.34	2.49	(0.14)	—	(0.14)
Year ended 3-31-2020	24.63	0.38	(3.62)	(3.24)	(0.41)	(1.99)	(2.40)
Year ended 3-31-2019	22.57	0.39	3.36	3.75	(0.41)	(1.28)	(1.69)
Year ended 3-31-2018	26.11	0.41	(0.74)	(0.33)	(0.29)	(2.92)	(3.21)
Year ended 3-31-2017	28.75	0.13	(0.05)	0.08	(0.43)	(2.29)	(2.72)
Year ended 3-31-2016	29.53	0.44	0.54	0.98	(0.42)	(1.34)	(1.76)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	19.02	0.17	2.34	2.51	(0.16)	—	(0.16)
Year ended 3-31-2020	24.66	0.43	(3.64)	(3.21)	(0.44)	(1.99)	(2.43)
Year ended 3-31-2019	22.59	0.57	3.23	3.80	(0.45)	(1.28)	(1.73)
Year ended 3-31-2018	26.15	0.63	(0.92)	(0.29)	(0.35)	(2.92)	(3.27)
Year ended 3-31-2017	28.78	0.29	(0.16)	0.13	(0.47)	(2.29)	(2.76)
Year ended 3-31-2016	29.56	0.50	0.52	1.02	(0.46)	(1.34)	(1.80)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	18.81	0.09	2.31	2.40	(0.07)	—	(0.07)
Year ended 3-31-2020	24.42	0.27	(3.62)	(3.35)	(0.27)	(1.99)	(2.26)
Year ended 3-31-2019	22.39	0.25	3.34	3.59	(0.28)	(1.28)	(1.56)
Year ended 3-31-2018	25.92	0.36	(0.85)	(0.49)	(0.12)	(2.92)	(3.04)
Year ended 3-31-2017	28.59	0.09	(0.17)	(0.08)	(0.30)	(2.29)	(2.59)
Year ended 3-31-2016	29.37	0.31	0.49	0.80	(0.24)	(1.34)	(1.58)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	18.86	0.13	2.33	2.46	(0.12)	—	(0.12)
Year ended 3-31-2020	24.48	0.33	(3.60)	(3.27)	(0.36)	(1.99)	(2.35)
Year ended 3-31-2019	22.44	0.34	3.34	3.68	(0.36)	(1.28)	(1.64)
Year ended 3-31-2018	25.97	0.40	(0.79)	(0.39)	(0.22)	(2.92)	(3.14)
Year ended 3-31-2017	28.62	0.24	(0.21)	0.03	(0.39)	(2.29)	(2.68)
Year ended 3-31-2016	29.40	0.40	0.51	0.91	(0.35)	(1.34)	(1.69)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 21.16	12.93%	$ 122	1.46%[4]	1.03%[4]	1.56%[4]	0.93%[4]	28%
Year ended 3-31-2020	18.83	-15.35	122	1.43	1.21	1.53	1.11	59
Year ended 3-31-2019	24.45	16.83	173	1.44	1.29	1.54	1.19	69
Year ended 3-31-2018	22.41	-2.58	189	1.42	1.51	1.52	1.41	68
Year ended 3-31-2017	25.94	0.02	261	1.43	0.87	1.53	0.77	77
Year ended 3-31-2016	28.60	3.41	507	1.47	1.22	1.57	1.12	66
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	20.18	12.35	1	2.48[4]	(0.10)[4]	2.58[4]	(0.20)[4]	28
Year ended 3-31-2020	17.97	-16.16	1	2.42	0.30	2.52	0.20	59
Year ended 3-31-2019	23.45	15.61	2	2.44	0.38	2.54	0.28	69
Year ended 3-31-2018	21.54	-3.48	2	2.39	0.57	2.49	0.47	68
Year ended 3-31-2017	25.11	-0.88	3	2.34	-0.10	2.44	-0.20	77
Year ended 3-31-2016	27.80	2.48	5	2.37	0.41	2.47	0.31	66
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	20.57	12.37	3	2.36[4]	0.10[4]	2.46[4]	0.00[4]	28
Year ended 3-31-2020	18.32	-15.99	3	2.25	0.50	2.35	0.40	59
Year ended 3-31-2019	23.86	15.90	6	2.19	0.74	2.29	0.64	69
Year ended 3-31-2018	21.90	-3.26	8	2.19	0.93	2.29	0.83	68
Year ended 3-31-2017	25.45	-0.72	15	2.16	-0.02	2.26	-0.12	77
Year ended 3-31-2016	28.15	2.67	19	2.18	0.48	2.28	0.38	66
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	21.17	12.99	2	1.31[4]	1.18[4]	1.79[4]	0.70[4]	28
Year ended 3-31-2020	18.84	-15.26	3	1.37	1.24	1.75	0.86	59
Year ended 3-31-2019	24.45	16.80	3	1.42	1.24	1.79	0.87	69
Year ended 3-31-2018	22.41	-2.54	3	1.43	1.34	1.79	0.98	68
Year ended 3-31-2017	25.94	—	4	1.45	0.44	1.79	0.10	77
Year ended 3-31-2016	28.60	3.36	4	1.52	1.11	1.87	0.76	66
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	21.34	13.12	119	1.09[4]	1.39[4]	1.19[4]	1.29[4]	28
Year ended 3-31-2020	18.99	-15.01	121	1.08	1.54	1.18	1.44	59
Year ended 3-31-2019	24.63	17.22	160	1.07	1.65	1.17	1.55	69
Year ended 3-31-2018	22.57	-2.17	173	1.06	1.60	1.16	1.50	68
Year ended 3-31-2017	26.11	0.39	208	1.05	0.45	1.15	0.35	77
Year ended 3-31-2016	28.75	3.86	13	1.03	1.58	1.13	1.48	66
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	21.37	13.19	—*	0.93[4]	1.55[4]	1.03[4]	1.45[4]	28
Year ended 3-31-2020	19.02	-14.86	—*	0.94	1.70	1.04	1.60	59
Year ended 3-31-2019	24.66	17.42	1	0.91	2.40	1.01	2.30	69
Year ended 3-31-2018	22.59	-2.04	1	0.89	2.38	0.99	2.28	68
Year ended 3-31-2017	26.15	0.56	3	0.87	1.04	0.97	0.94	77
Year ended 3-31-2016	28.78	4.02	3	0.87	1.83	0.97	1.73	66
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	21.14	12.74	—*	1.68[4]	0.83[4]	1.78[4]	0.73[4]	28
Year ended 3-31-2020	18.81	-15.51	—*	1.69	1.07	1.79	0.97	59
Year ended 3-31-2019	24.42	16.57	1	1.64	1.05	1.74	0.95	69
Year ended 3-31-2018	22.39	-2.79	1	1.66	1.40	1.76	1.30	68
Year ended 3-31-2017	25.92	-0.18	2	1.64	0.33	1.74	0.23	77
Year ended 3-31-2016	28.59	3.21	2	1.65	1.13	1.75	1.03	66
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	21.20	13.04	66	1.29[4]	1.20[4]	1.39[4]	1.10[4]	28
Year ended 3-31-2020	18.86	-15.21	63	1.29	1.35	1.39	1.25	59
Year ended 3-31-2019	24.48	16.99	90	1.28	1.45	1.38	1.35	69
Year ended 3-31-2018	22.44	-2.42	98	1.27	1.57	1.37	1.47	68
Year ended 3-31-2017	25.97	0.19	129	1.26	0.86	1.36	0.76	77
Year ended 3-31-2016	28.62	3.62	152	1.26	1.46	1.36	1.36	66

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy Natural Resources Fund, Ivy Science and Technology Fund and Ivy Securian Real Estate Securities Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Effective June 19, 2020, Class E shares were liquidated in the Ivy Balanced Fund and Ivy Energy Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at NAV for $500,000 or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Funds herein have adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that any Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Natural Resources Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Asset Strategy Fund purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2020:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Asset Strategy Fund							
Investments in unaffiliated securities at value*	$368	$—	$368	$(354)	$—	$(14)	$—

* *Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Ivy Asset Strategy Fund							
Written options at value	$1,195	$—	$1,195	$(354)	$ —	$ (841)	$—
Ivy Natural Resources Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 887	$—	$ 887	$ —	$(485)	$(402)	$—

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2020:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	$571	Written options at value	$3,695
Ivy Natural Resources Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	833

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2020:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(1,312)	$—	$—	$3,352	$ —	$2,040
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	(15)	(15)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2020:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(3,215)	$—	$—	$6,455	$ —	$3,240
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	(1,351)	(1,351)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2020, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Asset Strategy Fund	$ —	$—	$—	$—	$448	$1,729
Ivy Natural Resources Fund	651	—	—	—	—	—

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Fund. The Subsidiary and the Company act as investment vehicles for the Fund, in order to affect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2020 of the Subsidiary and the Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary/ Company Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$2,534,723	$155,872	6.15%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	2,534,723	156	0.01%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%	0.550%	0.550%	0.545%	0.540%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530	0.530
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760	0.750	0.750	0.740	0.740	0.740	0.740
Ivy LaSalle Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy Natural Resources Fund	0.850	0.850	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700	0.700
Ivy Science and Technology Fund . . .	0.850	0.850	0.830	0.800	0.760	0.760	0.755	0.755	0.750	0.750	0.750
Ivy Securian Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800	0.760	0.760	0.720	0.720	0.720	0.720

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2020.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser to Ivy LaSalle Global Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the period ended September 30, 2020, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	CDSC Class E	Commissions Paid[1]
Ivy Asset Strategy Fund	$ 135	$—*	$—	$ 6	$ —	$ 98
Ivy Balanced Fund	379	—*	—	5	—	277
Ivy Energy Fund	54	—*	—	1	—	38
Ivy LaSalle Global Real Estate Fund	4	—*	—	—*	N/A	2
Ivy Natural Resources Fund	39	—*	—	1	—	35
Ivy Science and Technology Fund	1,354	2	—	10	—	1,052
Ivy Securian Real Estate Securities Fund	31	—*	—	—*	—	20

*   Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2020 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2021	0.97%	$ 43	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Balanced Fund	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy Energy Fund	All Classes	Contractual	10-16-2017	7-31-2021	N/A	$ 23[1]	Investment Management Fee
	Class A	Contractual	10-16-2017	7-31-2021	1.35%	$163	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2021	2.22%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-16-2017	7-31-2021	2.09%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2021	0.99%	$ 76	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —*	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy LaSalle Global Real Estate Fund	All Classes	Contractual	1-12-2017	7-31-2021	N/A	$ 76[2]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2021	1.48%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	11-5-2018	7-31-2021	2.17%	$ —	N/A
	Class I	Contractual	1-12-2017	7-31-2021	1.05%	$ 65	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	1.05%	$ 1	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class R	Contractual	11-5-2018	7-31-2021	1.80%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2021	1.17%	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class B	Contractual	2-26-2018	7-31-2021	2.01%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	1.24%[3]	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 111	12b-1 Fees and/or Shareholder Servicing
Ivy Securian Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2021	N/A	$163[4]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2021	1.31%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

*   Not shown due to rounding.

(1) Due to Class A, Class B, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Due to Class A, Class B, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) Reflects the lower expense limit which went into effect August 1, 2020. Prior to August 1, 2020, the expense limit in effect was 1.25%.

(4) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2021.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2020 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2020.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2020 follows:

	3-31-20 Value	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Net Change in Unrealized Appreciation	9-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy Asset Strategy Fund								
Media Group Holdings LLC, Series H[1][2][3]	$ —*	$ —	$ 408[4]	$ —	$ 408	$ —*	$ —	$—
Media Group Holdings LLC, Series T[1][2][3]	—*	—	—	—	—	—*	—	—
	$ —*			$ —	$ 408	$ —*	$ —	$—

	3-31-20 Value	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Net Change in Unrealized Appreciation	9-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy Science and Technology Fund								
ACI Worldwide, Inc.[1]	$231,775	$ —	$ —	$ —	$ 19,003	$250,778	$ —	$—
Evogene Ltd[1]	3,065	—	—	—	7,310	10,375	—	—
Marrone Bio Innovations, Inc.[1]	19,022	491	—	—	9,693	29,206	—	—
Marrone Bio Innovations, Inc., expires 12-15-20[2]	—*	—	—	—	656	656	—	—
Marrone Bio Innovations, Inc., expires 3-15-21[2]	—	—	—	—	295	295	—	—
Marrone Bio Innovations, Inc., expires 12-15-21[2]	—	—	—	—	246	246	—	—
WNS (Holdings) Ltd. ADR[1]	217,389	—	6,470	4,980	101,300	317,199	—	—
	$ 471,251			$4,980	$138,503	$608,755	$ —	$—

	3-31-20 Value				Net Change in Unrealized Appreciation		Interest Received	
Marrone Bio Innovations, Inc., 8.000%, 12-31-22[2]	$ 4,359	$ —	$ —	$ —	$ 368	$ 4,727	$189	$—

* Not shown due to rounding.
(1) No dividends were paid during the preceding 12 months.
(2) Restricted securities.
(3) Securities whose value was determined using significant unobservable inputs.
(4) The amount shown of $408 represents a return of capital.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2020, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$ —	$552,749	$ 46,238	$ 655,161
Ivy Balanced Fund	92,813	561,576	266,420	462,638
Ivy Energy Fund	—	29,607	—	18,410
Ivy LaSalle Global Real Estate Fund	—	46,605	—	62,834
Ivy Natural Resources Fund	—	45,670	—	50,421
Ivy Science and Technology Fund	—	265,817	—	383,892
Ivy Securian Real Estate Securities Fund	—	89,241	—	126,880

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

Each Fund may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2020 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2020:

Fund	Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Asset Strategy Fund	$ 15,251	$ 15,928	$ —	$15,928
Ivy Balanced Fund	17,390	16,306	1,503	17,809
Ivy Energy Fund	1,954	2,015	—	2,015
Ivy LaSalle Global Real Estate Fund	—	1,461[1]	—	1,461[1]
Ivy Natural Resources Fund	2,623	2,676	—	2,676
Ivy Science and Technology Fund	50,541	44,800	6,814	51,614

[1] At September 30, 2020, $1,461 of cash collateral was held in the fund for securities previously on loan that the lending agent returned to the fund.

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Balanced Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,626	$ 115,411	12,065	$ 257,063	3,200	$ 75,952	6,306	$ 152,002
Class B	1	18	10	196	7	154	37	870
Class C	167	3,132	558	11,087	297	6,934	835	19,804
Class E[1]	47	971	146	3,125	—	—	—	—
Class I	1,790	36,839	4,965	105,500	2,214	52,272	4,598	110,426
Class N	33	695	281	6,073	33	784	197	4,642
Class R	86	1,713	182	3,827	24	553	95	2,296
Class Y	158	3,278	323	6,827	63	1,484	96	2,333
Shares issued in reinvestment of distributions to shareholders:								
Class A	507	10,625	3,448	73,372	205	4,948	3,846	92,744
Class B	4	80	74	1,474	1	11	66	1,579
Class C	78	1,483	1,030	20,569	11	270	786	18,874
Class E[1]	15	315	99	2,113	—*	—*	1	17
Class I	291	6,212	1,939	41,827	154	3,714	2,577	62,075
Class N	4	88	26	554	2	46	50	1,204
Class R	10	198	85	1,785	1	29	34	809
Class Y	45	938	327	6,973	2	58	51	1,222
Shares redeemed:								
Class A	(6,464)	(131,844)	(16,726)	(353,266)	(4,659)	(109,548)	(11,056)	(264,025)
Class B	(434)	(8,072)	(1,407)	(27,733)	(322)	(7,399)	(901)	(21,418)
Class C	(6,179)	(118,579)	(16,066)	(319,791)	(2,942)	(69,226)	(5,272)	(125,282)
Class E[1]	(161)	(3,329)	(328)	(7,009)	(10)	(237)	—	—
Class I	(4,865)	(101,160)	(12,227)	(260,711)	(4,430)	(104,131)	(11,361)	(270,342)
Class N	(54)	(1,103)	(111)	(2,432)	(37)	(865)	(564)	(13,811)
Class R	(389)	(7,771)	(805)	(16,526)	(115)	(2,775)	(145)	(3,434)
Class Y	(646)	(13,365)	(2,304)	(49,384)	(123)	(2,904)	(480)	(11,593)
Net decrease	(10,330)	$(203,227)	(24,416)	$(494,487)	(6,424)	$(149,876)	(10,204)	$(239,008)

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy Balanced Fund liquidated Class E.

| | Ivy Energy Fund | | | | Ivy LaSalle Global Real Estate Fund | | | |
| | Six months ended 9-30-20 (Unaudited) | | Year ended 3-31-20 | | Six months ended 9-30-20 (Unaudited) | | Year ended 3-31-20 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,010	$ 8,057	3,962	$ 20,572	85	$ 741	168	$ 1,857
Class B	20	73	—*	2	—	—	—	—
Class C	182	658	313	1,835	3	28	11	125
Class E[(1)]	—	—	—	—	N/A	N/A	N/A	N/A
Class I	6,201	26,602	8,062	51,861	506	4,549	2,086	20,831
Class N	246	1,060	358	2,762	375	3,485	444	4,134
Class R	2,236	9,012	1,312	7,630	4	37	15	165
Class Y	738	3,060	1,031	7,411	—*	—*	—*	5
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	84	904
Class B	—	—	—	—	—	—	—*	4
Class C	—	—	—	—	—	—	6	64
Class E[(1)]	—	—	—	—	N/A	N/A	N/A	N/A
Class I	—	—	—	—	—	—	436	4,709
Class N	—	—	—	—	—	—	159	1,716
Class R	—	—	—	—	—	—	12	126
Class Y	—	—	—	—	—	—	6	65
Shares redeemed:								
Class A	(2,196)	(9,477)	(5,730)	(43,905)	(306)	(2,735)	(684)	(7,371)
Class B	(20)	(74)	(69)	(471)	(2)	(15)	(3)	(33)
Class C	(516)	(1,983)	(1,369)	(9,698)	(35)	(298)	(50)	(535)
Class E[(1)]	(10)	(47)	—	—	N/A	N/A	N/A	N/A
Class I	(5,506)	(23,590)	(8,834)	(71,780)	(1,555)	(14,122)	(2,955)	(32,295)
Class N	(222)	(936)	(478)	(3,472)	(1,043)	(9,116)	(619)	(6,777)
Class R	(1,356)	(5,563)	(1,046)	(7,611)	(55)	(510)	(110)	(1,211)
Class Y	(636)	(2,725)	(2,195)	(17,163)	(8)	(73)	(6)	(65)
Net increase (decrease)	1,171	$ 4,127	(4,683)	$(62,027)	(2,031)	$(18,029)	(1,000)	$(13,582)

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy Energy Fund liquidated Class E.

	Ivy Natural Resources Fund				Ivy Science and Technology Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	445	$ 4,329	1,088	$ 13,285	2,300	$ 172,389	4,172	$ 290,983
Class B	—*	—*	1	5	2	128	7	372
Class C	81	617	73	736	246	14,540	595	33,851
Class E	9	93	34	361	34	2,504	73	5,081
Class I	988	9,930	1,686	19,216	2,338	195,547	4,903	382,559
Class N	68	671	133	1,605	480	38,518	617	48,714
Class R	171	1,647	264	2,930	217	15,113	513	34,222
Class Y	101	1,004	371	4,501	572	44,874	1,335	99,324
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	236	2,947	—	—	6,276	435,659
Class B	—	—	—	—	—	—	70	3,730
Class C	—	—	10	105	—	—	1,037	58,501
Class E	—	—	6	78	—	—	65	4,463
Class I	—	—	171	2,214	—	—	2,753	215,949
Class N	—	—	10	131	—	—	133	10,491
Class R	—	—	16	201	—	—	210	14,011
Class Y	—	—	24	305	—	—	556	41,256
Shares redeemed:								
Class A	(1,511)	(14,763)	(4,598)	(55,638)	(4,006)	(301,708)	(10,727)	(747,034)
Class B	(27)	(213)	(91)	(929)	(144)	(8,177)	(309)	(16,970)
Class C	(327)	(2,654)	(1,168)	(11,863)	(1,844)	(113,873)	(3,044)	(175,492)
Class E	(44)	(452)	(72)	(924)	(39)	(2,976)	(89)	(6,192)
Class I	(1,909)	(19,317)	(2,828)	(35,279)	(3,598)	(302,475)	(9,409)	(731,417)
Class N	(68)	(704)	(136)	(1,785)	(358)	(29,644)	(730)	(56,325)
Class R	(196)	(1,929)	(426)	(4,951)	(377)	(26,976)	(825)	(55,218)
Class Y	(187)	(1,885)	(776)	(9,628)	(1,063)	(85,148)	(2,979)	(219,881)
Net decrease	(2,406)	$(23,626)	(5,972)	$(72,377)	(5,240)	$(387,364)	(4,797)	$(329,363)

* Not shown due to rounding.

	Ivy Securian Real Estate Securities Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	144	$ 2,973	460	$ 11,367
Class B	—*	—*	—*	7
Class C	3	64	20	491
Class E	2	44	15	338
Class I	475	9,819	1,299	31,977
Class N	2	48	15	363
Class R	1	25	6	159
Class Y	95	1,972	213	5,382
Shares issued in reinvestment of distributions to shareholders:				
Class A	29	606	610	14,298
Class B	—*	—*	5	104
Class C	—*	2	15	334
Class E	1	14	12	280
Class I	38	791	576	13,616
Class N	—*	3	2	57
Class R	—*	1	2	47
Class Y	18	368	336	7,884
Shares redeemed:				
Class A	(903)	(18,662)	(1,676)	(40,779)
Class B	(18)	(361)	(22)	(522)
Class C	(38)	(762)	(107)	(2,561)
Class E	(22)	(454)	(33)	(801)
Class I	(1,285)	(26,681)	(2,033)	(49,449)
Class N	(7)	(147)	(16)	(401)
Class R	(3)	(57)	(25)	(613)
Class Y	(366)	(7,700)	(886)	(21,088)
Net decrease	(1,834)	$(38,094)	(1,212)	$(29,510)

* Not shown due to rounding.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$3,287,808	$ 572,897	$1,323,497	$ (750,600)
Ivy Balanced Fund	1,990,332	430,859	77,115	353,744
Ivy Energy Fund	190,388	6,564	63,631	(57,067)
Ivy LaSalle Global Real Estate Fund	101,834	8,959	10,106	(1,147)
Ivy Natural Resources Fund	246,634	43,801	73,433	(29,632)
Ivy Science and Technology Fund	3,329,452	5,475,993	81,497	5,394,496
Ivy Securian Real Estate Securities Fund	232,445	89,225	9,176	80,049

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended March 31, 2020 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$10,859	$ 28,334	$—	$ —	$ —
Ivy Balanced Fund	—	68,409	—	—	—
Ivy Energy Fund	2,308	—	—	—	—
Ivy LaSalle Global Real Estate Fund	—	—	—	734	112
Ivy Natural Resources Fund	—	—	—	—	237
Ivy Science and Technology Fund	—	540,655	—	64,283	11,340
Ivy Securian Real Estate Securities Fund	1,097	—	—	1,441	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2020 and 2019 were as follows:

Fund	March 31, 2020		March 31, 2019	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Asset Strategy Fund	$54,824	$104,834	$55,786	$426,876
Ivy Balanced Fund	31,277	156,112	44,588	227,972
Ivy Energy Fund	—	—	—	—
Ivy LaSalle Global Real Estate Fund	6,056	2,484	2,976	1,203
Ivy Natural Resources Fund	6,264	—	685	—
Ivy Science and Technology Fund	16,927	813,408	—	786,451
Ivy Securian Real Estate Securities Fund	6,326	31,798	7,565	22,758

(1) Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2020 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2020, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$ 19,474	$ —
Ivy Balanced Fund	—	—
Ivy Energy Fund	109,423	161,165
Ivy LaSalle Global Real Estate Fund	—	—
Ivy Natural Resources Fund	302,013	373,189
Ivy Science and Technology Fund	—	—
Ivy Securian Real Estate Securities Fund	—	—

Waddell & Reed Advisors Energy Fund was merged into Ivy Energy Fund as of October 16, 2017. At the time of the merger, Waddell & Reed Advisors Energy Fund had capital loss carryovers available to offset future gains of the Ivy Energy Fund. These carryovers are annually limited to $3,780 plus any unused limitations from prior years and any built in gains realized.

Ivy Global Income Allocation Fund was merged into Ivy Asset Strategy Fund as of November 5, 2018. At the time of the merger, Ivy Global Income Allocation Fund had capital loss carryovers available to offset future gains of the Ivy Asset Strategy Fund. These carryovers are annually limited to $12,268 plus any unused limitations from prior years.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and the Ivy Targeted Return Bond Fund), and Pictet Asset Management Limited and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO and its affiliates has been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the Ivy Funds complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by other affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered that WISC has outsourced certain of its transactional processing operations to a sub-agent, which is designed to promote, and has achieved, greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has recently undertaken, and continues to implement, in seeking to rationalize the Ivy Funds complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the Ivy Funds complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of the Funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the funds within the Ivy Funds complex in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

PROXY VOTING INFORMATION

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Specialty Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.



6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

ivyinvestments.com

Ivy Distributors, Inc.

SEMIANN-IVYSPEC (9-20)



Semiannual Report

SEPTEMBER 30, 2020

IVY FUNDS

	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class Y
Ivy Core Equity Fund	WCEAX	WCEBX	WTRCX	ICFEX	ICIEX	ICEQX	IYCEX	WCEYX
Ivy Emerging Markets Equity Fund	IPOAX	IPOBX	IPOCX		IPOIX	IMEGX	IYPCX	IPOYX
Ivy Global Bond Fund	IVSAX	IVSBX	IVSCX		IVSIX	IVBDX	IYGOX	IVSYX
Ivy Global Equity Income Fund	IBIAX	IBIBX	IBICX	IBIEX	IBIIX	IICNX	IYGEX	IBIYX
Ivy Global Growth Fund	IVINX	IVIBX	IVNCX		IGIIX	ITGRX	IYIGX	IVIYX
Ivy Government Money Market Fund	WRAXX	WRBXX	WRCXX	IVEXX		WRNXX		
Ivy High Income Fund	WHIAX	WHIBX	WRHIX	IVHEX	IVHIX	IHIFX	IYHIX	WHIYX
Ivy International Core Equity Fund	IVIAX	IIFBX	IVIFX	IICEX	ICEIX	IINCX	IYITX	IVVYX
Ivy Large Cap Growth Fund	WLGAX	WLGBX	WLGCX	ILCEX	IYGIX	ILGRX	WLGRX	WLGYX
Ivy Limited-Term Bond Fund	WLTAX	WLTBX	WLBCX	IVLEX	ILTIX	ILMDX	IYLTX	WLTYX
Ivy Managed International Opportunities Fund	IVTAX	IVTBX	IVTCX		IVTIX	IVTNX	IYMGX	IVTYX
Ivy Mid Cap Growth Fund	WMGAX	WMGBX	WMGCX	IMCEX	IYMIX	IGRFX	WMGRX	WMGYX
Ivy Mid Cap Income Opportunities Fund	IVOAX		IVOCX		IVOIX	IVOSX	IVORX	IVOYX
Ivy Municipal Bond Fund	WMBAX	WMBBX	WMBCX		IMBIX	IMBNX		WMBYX
Ivy Municipal High Income Fund	IYIAX	IYIBX	IYICX		WYMHX	IYINX		IYIYX
Ivy Pzena International Value Fund	ICDAX	ICDBX	ICDCX		ICVIX	ICNGX	IYCUX	ICDYX
Ivy Securian Core Bond Fund	IBOAX	IBOBX	IBOCX	IVBEX	IVBIX	IBNDX	IYBDX	IBOYX
Ivy Small Cap Core Fund	IYSAX	IYSBX	IYSCX		IVVIX	ISPVX	IYSMX	IYSYX
Ivy Small Cap Growth Fund	WSGAX	WSGBX	WRGCX	ISGEX	IYSIX	IRGFX	WSGRX	WSCYX
Ivy Value Fund	IYVAX	IYVBX	IYVCX		IYAIX	IVALX	IYVLX	IYVYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.

SEPTEMBER 30, 2020 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Markets thus far in 2020 have been dominated by uncertainty. At the start of this fiscal period, markets were declining in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken strong steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has been featured a broad array of policy measures including an unprecedented pace of QE.

Third quarter economic data show the global economy has had a very strong rebound. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of Sept. 30, the Index is up 5.57%. Going forward, we believe a natural deceleration in growth is very likely given the magnitude of the bounce back for the period. In addition, we believe we could see more deceleration than consensus in the final three months of the year. Our belief is driven by the impending arrival of cold weather, which will dampen outdoor consumer activity and negatively impact certain industries.

With respect to the U.S. consumer, we anticipate a pullback in consumption due to a lack of opportunities to spend. We see evidence of this in the extremely high savings rate in the U.S. now. Spending data through September show that spending on durable goods is well above pre-virus levels, while spending on services is still far below pre-pandemic levels. Services like travel, recreation and dining are among the areas hardest hit. We think this limitation on spending opportunities is going to be a cap on consumption over the next few months.

At the time of this writing, as we near the U.S. presidential election, we believe the odds are low for any substantial stimulus being approved soon. However, we believe it could likely pass in early 2021. If the Democrats sweep the White House and Congress, we would expect a sizeable stimulus act.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions.

Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2020	3/31/2020
S&P 500 Index	3,363.00	2,584.59
MSCI EAFE Index	1,855.32	1,559.59
10-Year Treasury Yield	0.69%	0.70%
U.S. unemployment rate	7.9%	4.4%
30-year fixed mortgage rate	2.90%	3.50%
Oil price per barrel	$ 40.22	$ 20.48

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Core Equity Fund							
Class A	$1,000	$ 1,319.70	$ 5.92	$1,000	$ 1,019.94	$ 5.15	1.01%
Class B**	$1,000	$ 1,312.20	$12.02	$1,000	$ 1,014.63	$10.48	2.08%
Class C	$1,000	$ 1,313.60	$10.99	$1,000	$ 1,015.52	$ 9.57	1.90%
Class E	$1,000	$ 1,319.60	$ 5.68	$1,000	$ 1,020.07	$ 4.95	0.99%
Class I	$1,000	$ 1,320.70	$ 4.76	$1,000	$ 1,020.91	$ 4.14	0.82%
Class N	$1,000	$ 1,321.50	$ 3.83	$1,000	$ 1,021.70	$ 3.34	0.66%
Class R	$1,000	$ 1,316.70	$ 8.11	$1,000	$ 1,017.96	$ 7.06	1.41%
Class Y	$1,000	$1,320.00	$ 4.87	$1,000	$1,020.82	$ 4.24	0.84%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$1,466.40	$ 9.00	$1,000	$ 1,017.73	$ 7.36	1.45%
Class B**	$1,000	$1,459.70	$15.00	$1,000	$ 1,012.79	$12.28	2.45%
Class C	$1,000	$1,462.00	$13.29	$1,000	$ 1,014.23	$10.88	2.15%
Class I	$1,000	$1,469.90	$ 6.05	$1,000	$1,020.07	$ 4.95	0.99%
Class N	$1,000	$1,469.80	$ 6.05	$1,000	$1,020.07	$ 4.95	0.99%
Class R	$1,000	$1,465.00	$10.60	$1,000	$1,016.38	$ 8.67	1.72%
Class Y	$1,000	$1,467.30	$ 8.88	$1,000	$1,017.84	$ 7.26	1.43%
Ivy Global Bond Fund							
Class A	$1,000	$ 1,119.70	$ 5.09	$1,000	$1,020.21	$ 4.85	0.96%
Class B**	$1,000	$ 1,114.60	$ 8.88	$1,000	$1,016.62	$ 8.47	1.68%
Class C	$1,000	$ 1,115.50	$ 9.10	$1,000	$1,016.42	$ 8.67	1.72%
Class I	$1,000	$ 1,120.80	$ 3.92	$1,000	$ 1,021.31	$ 3.74	0.74%
Class N	$1,000	$ 1,120.90	$ 3.82	$1,000	$ 1,021.38	$ 3.64	0.72%
Class R	$1,000	$ 1,117.10	$ 7.73	$1,000	$ 1,017.67	$ 7.36	1.47%
Class Y	$1,000	$ 1,119.60	$ 5.09	$1,000	$1,020.21	$ 4.85	0.96%
Ivy Global Equity Income Fund							
Class A	$1,000	$ 1,187.90	$ 6.67	$1,000	$1,018.92	$ 6.16	1.22%
Class B**	$1,000	$ 1,182.70	$10.48	$1,000	$ 1,015.43	$ 9.67	1.92%
Class C	$1,000	$ 1,181.80	$ 11.13	$1,000	$ 1,014.78	$10.28	2.04%
Class E	$1,000	$ 1,188.60	$ 5.91	$1,000	$ 1,019.57	$ 5.45	1.09%
Class I	$1,000	$ 1,189.70	$ 5.04	$1,000	$1,020.42	$ 4.65	0.92%
Class N	$1,000	$ 1,190.00	$ 4.38	$1,000	$ 1,021.03	$ 4.04	0.79%
Class R	$1,000	$ 1,184.90	$ 8.41	$1,000	$ 1,017.33	$ 7.77	1.53%
Class Y	$1,000	$ 1,187.00	$ 6.45	$1,000	$ 1,019.07	$ 5.96	1.19%
Ivy Global Growth Fund							
Class A	$1,000	$1,333.00	$ 7.82	$1,000	$ 1,018.32	$ 6.76	1.34%
Class B**	$1,000	$1,325.00	$14.65	$1,000	$ 1,012.43	$12.68	2.52%
Class C	$1,000	$1,326.90	$ 13.15	$1,000	$ 1,013.74	$ 11.38	2.25%
Class I	$1,000	$ 1,334.70	$ 6.19	$1,000	$ 1,019.72	$ 5.35	1.06%
Class N	$1,000	$1,335.90	$ 5.37	$1,000	$1,020.39	$ 4.65	0.92%
Class R	$1,000	$1,330.90	$ 9.67	$1,000	$1,016.68	$ 8.37	1.66%
Class Y	$1,000	$1,333.00	$ 7.82	$1,000	$ 1,018.33	$ 6.76	1.34%
Ivy Government Money Market Fund							
Class A	$1,000	$1,000.40	$ 1.80	$1,000	$1,023.25	$ 1.82	0.35%
Class B**	$1,000	$1,000.00	$ 2.10	$1,000	$1,022.89	$ 2.12	0.42%
Class C**	$1,000	$1,000.00	$ 2.60	$1,000	$1,022.43	$ 2.63	0.51%
Class E	$1,000	$1,000.60	$ 1.50	$1,000	$1,023.50	$ 1.52	0.30%
Class N	$1,000	$1,000.60	$ 2.40	$1,000	$1,022.59	$ 2.43	0.48%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy High Income Fund							
Class A	$1,000	$ 1,163.10	$ 5.30	$1,000	$1,020.08	$ 4.95	0.98%
Class B**	$1,000	$1,158.90	$ 9.18	$1,000	$ 1,016.53	$ 8.57	1.70%
Class C	$1,000	$1,159.20	$ 8.96	$1,000	$ 1,016.72	$ 8.37	1.66%
Class E	$1,000	$1,162.80	$ 5.62	$1,000	$ 1,019.82	$ 5.25	1.04%
Class I	$1,000	$ 1,164.40	$ 4.11	$1,000	$ 1,021.18	$ 3.84	0.76%
Class N	$1,000	$1,165.20	$ 3.25	$1,000	$ 1,021.97	$ 3.03	0.61%
Class R	$1,000	$1,160.90	$ 7.35	$1,000	$ 1,018.20	$ 6.86	1.36%
Class Y	$1,000	$ 1,163.10	$ 5.30	$1,000	$1,020.09	$ 4.95	0.98%
Ivy International Core Equity Fund							
Class A	$1,000	$1,229.50	$ 6.80	$1,000	$ 1,018.87	$ 6.16	1.22%
Class B**	$1,000	$1,222.90	$11.56	$1,000	$ 1,014.63	$10.48	2.07%
Class C	$1,000	$1,224.90	$10.68	$1,000	$ 1,015.43	$ 9.67	1.91%
Class E	$1,000	$1,229.10	$ 6.58	$1,000	$ 1,019.12	$ 5.96	1.17%
Class I	$1,000	$ 1,231.50	$ 4.35	$1,000	$ 1,021.07	$ 3.94	0.79%
Class N	$1,000	$ 1,231.60	$ 4.35	$1,000	$ 1,021.07	$ 3.94	0.79%
Class R	$1,000	$1,226.50	$ 8.46	$1,000	$ 1,017.38	$ 7.67	1.52%
Class Y	$1,000	$1,229.30	$ 6.58	$1,000	$ 1,019.13	$ 5.96	1.17%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,390.80	$ 5.98	$1,000	$1,020.03	$ 5.05	0.99%
Class B**	$1,000	$1,384.90	$10.97	$1,000	$ 1,015.76	$ 9.27	1.83%
Class C	$1,000	$1,384.60	$10.85	$1,000	$ 1,015.87	$ 9.17	1.83%
Class E	$1,000	$1,389.70	$ 6.69	$1,000	$ 1,019.41	$ 5.65	1.10%
Class I	$1,000	$1,392.70	$ 3.83	$1,000	$ 1,021.76	$ 3.23	0.64%
Class N	$1,000	$1,393.20	$ 3.83	$1,000	$ 1,021.81	$ 3.23	0.64%
Class R	$1,000	$ 1,388.10	$ 8.36	$1,000	$ 1,018.05	$ 7.06	1.39%
Class Y	$1,000	$1,390.50	$ 5.98	$1,000	$1,020.02	$ 5.05	0.99%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,028.30	$ 4.56	$1,000	$1,020.50	$ 4.55	0.90%
Class B**	$1,000	$1,023.20	$ 9.51	$1,000	$ 1,015.64	$ 9.47	1.87%
Class C	$1,000	$1,024.40	$ 8.40	$1,000	$ 1,016.71	$ 8.37	1.66%
Class E	$1,000	$1,028.20	$ 4.66	$1,000	$1,020.36	$ 4.65	0.93%
Class I	$1,000	$1,029.40	$ 3.45	$1,000	$ 1,021.58	$ 3.44	0.68%
Class N	$1,000	$1,030.20	$ 2.64	$1,000	$1,022.36	$ 2.63	0.53%
Class R	$1,000	$1,026.40	$ 6.48	$1,000	$ 1,018.64	$ 6.46	1.27%
Class Y	$1,000	$1,028.30	$ 4.56	$1,000	$1,020.50	$ 4.55	0.90%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$1,305.10	$ 2.65	$1,000	$ 1,022.71	$ 2.33	0.46%
Class B**	$1,000	$1,312.40	$ 7.28	$1,000	$ 1,018.74	$ 6.36	1.25%
Class C	$1,000	$1,310.80	$ 7.28	$1,000	$ 1,018.74	$ 6.36	1.25%
Class I	$1,000	$1,303.70	$ 0.92	$1,000	$ 1,024.21	$ 0.81	0.16%
Class N	$1,000	$1,304.60	$ 0.92	$1,000	$ 1,024.21	$ 0.81	0.16%
Class R	$1,000	$1,305.80	$ 3.80	$1,000	$ 1,021.72	$ 3.34	0.66%
Class Y	$1,000	$1,304.70	$ 2.19	$1,000	$ 1,023.11	$ 1.92	0.38%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,516.60	$ 7.30	$1,000	$ 1,019.18	$ 5.86	1.17%
Class B**	$1,000	$1,509.80	$12.93	$1,000	$ 1,014.69	$10.38	2.07%
Class C	$1,000	$ 1,511.00	$12.05	$1,000	$ 1,015.37	$ 9.67	1.93%
Class E	$1,000	$ 1,515.70	$ 7.80	$1,000	$ 1,018.82	$ 6.26	1.24%
Class I	$1,000	$1,519.50	$ 4.91	$1,000	$ 1,021.07	$ 3.94	0.79%
Class N	$1,000	$1,519.30	$ 4.91	$1,000	$ 1,021.07	$ 3.94	0.79%
Class R	$1,000	$1,513.50	$ 9.68	$1,000	$ 1,017.27	$ 7.77	1.55%
Class Y	$1,000	$1,516.00	$ 7.30	$1,000	$ 1,019.18	$ 5.86	1.17%
Ivy Mid Cap Income Opportunities Fund							
Class A	$1,000	$1,289.80	$ 7.21	$1,000	$ 1,018.68	$ 6.36	1.26%
Class C	$1,000	$1,285.60	$ 11.54	$1,000	$ 1,014.88	$10.18	2.02%
Class I	$1,000	$1,293.20	$ 4.70	$1,000	$1,020.86	$ 4.14	0.83%
Class N	$1,000	$1,294.20	$ 4.70	$1,000	$1,020.86	$ 4.14	0.83%
Class R	$1,000	$1,288.50	$ 9.04	$1,000	$ 1,017.09	$ 7.97	1.58%
Class Y	$1,000	$1,290.90	$ 7.10	$1,000	$ 1,018.80	$ 6.26	1.24%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,027.90	$ 4.16	$1,000	$1,020.86	$ 4.14	0.83%
Class B**	$1,000	$1,022.90	$ 9.00	$1,000	$ 1,016.06	$ 8.97	1.79%
Class C	$1,000	$1,023.30	$ 8.70	$1,000	$ 1,016.39	$ 8.67	1.72%
Class I	$1,000	$1,028.60	$ 3.55	$1,000	$ 1,021.51	$ 3.54	0.70%
Class N	$1,000	$1,029.20	$ 3.04	$1,000	$ 1,022.01	$ 3.03	0.60%
Class Y	$1,000	$1,027.90	$ 4.16	$1,000	$1,020.86	$ 4.14	0.83%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,045.30	$ 4.60	$1,000	$1,020.52	$ 4.55	0.90%
Class B**	$1,000	$1,041.50	$ 8.27	$1,000	$ 1,016.92	$ 8.17	1.62%
Class C	$1,000	$1,041.80	$ 8.07	$1,000	$ 1,017.12	$ 7.97	1.58%
Class I	$1,000	$1,046.80	$ 3.07	$1,000	$ 1,021.96	$ 3.03	0.61%
Class N	$1,000	$1,046.80	$ 3.07	$1,000	$ 1,021.96	$ 3.03	0.61%
Class Y	$1,000	$1,045.30	$ 4.60	$1,000	$1,020.52	$ 4.55	0.90%

See footnotes on page 9.

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 3-31-20	Actual[1] Ending Account Value 9-30-20	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-20	Hypothetical[2] Ending Account Value 9-30-20	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Pzena International Value Fund							
Class A	$1,000	$1,228.30	$ 9.02	$1,000	$ 1,016.92	$ 8.17	1.61%
Class B**	$1,000	$1,212.20	$23.67	$1,000	$ 1,003.60	$21.44	4.27%
Class C	$1,000	$1,223.70	$13.56	$1,000	$ 1,012.79	$12.28	2.44%
Class I	$1,000	$1,231.30	$ 6.36	$1,000	$ 1,019.33	$ 5.76	1.13%
Class N	$1,000	$1,232.50	$ 5.25	$1,000	$ 1,020.27	$ 4.75	0.94%
Class R	$1,000	$1,227.80	$ 9.36	$1,000	$ 1,016.57	$ 8.47	1.68%
Class Y	$1,000	$1,230.00	$ 7.58	$1,000	$ 1,018.17	$ 6.86	1.36%
Ivy Securian Core Bond Fund							
Class A	$1,000	$1,078.70	$ 4.57	$1,000	$1,020.60	$ 4.45	0.88%
Class B**	$1,000	$1,073.80	$ 9.23	$1,000	$1,016.08	$ 8.97	1.78%
Class C	$1,000	$1,074.60	$ 8.51	$1,000	$ 1,016.77	$ 8.27	1.65%
Class E	$1,000	$1,078.30	$ 4.88	$1,000	$1,020.26	$ 4.75	0.95%
Class I	$1,000	$1,081.00	$ 2.29	$1,000	$1,022.76	$ 2.23	0.45%
Class N	$1,000	$1,081.00	$ 2.29	$1,000	$1,022.76	$ 2.23	0.45%
Class R	$1,000	$1,076.90	$ 6.23	$1,000	$1,018.98	$ 6.06	1.20%
Class Y	$1,000	$1,078.80	$ 4.47	$1,000	$1,020.68	$ 4.34	0.86%
Ivy Small Cap Core Fund							
Class A	$1,000	$ 1,187.90	$ 7.66	$1,000	$ 1,017.98	$ 7.06	1.40%
Class B**	$1,000	$ 1,181.60	$13.20	$1,000	$ 1,012.86	$12.18	2.43%
Class C	$1,000	$ 1,182.50	$ 11.57	$1,000	$ 1,014.43	$10.68	2.11%
Class I	$1,000	$1,190.80	$ 4.82	$1,000	$1,020.57	$ 4.45	0.89%
Class N	$1,000	$1,190.60	$ 4.82	$1,000	$1,020.57	$ 4.45	0.89%
Class R	$1,000	$1,186.20	$ 8.96	$1,000	$ 1,016.77	$ 8.27	1.64%
Class Y	$1,000	$1,188.00	$ 7.22	$1,000	$ 1,018.43	$ 6.66	1.31%
Ivy Small Cap Growth Fund							
Class A	$1,000	$ 1,391.10	$ 7.65	$1,000	$ 1,018.55	$ 6.46	1.29%
Class B**	$1,000	$1,385.00	$12.88	$1,000	$ 1,014.19	$10.88	2.17%
Class C	$1,000	$1,385.10	$ 12.16	$1,000	$ 1,014.84	$10.28	2.04%
Class E	$1,000	$1,391.30	$ 7.77	$1,000	$ 1,018.52	$ 6.56	1.30%
Class I	$1,000	$1,393.80	$ 5.27	$1,000	$1,020.57	$ 4.45	0.89%
Class N	$1,000	$1,394.00	$ 5.27	$1,000	$1,020.59	$ 4.45	0.89%
Class R	$1,000	$1,388.70	$ 9.79	$1,000	$ 1,016.85	$ 8.27	1.63%
Class Y	$1,000	$ 1,391.40	$ 7.65	$1,000	$ 1,018.62	$ 6.46	1.28%

See footnotes on page 9.

ILLUSTRATION OF FUND EXPENSES

IVY FUNDS

(UNAUDITED)

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Value Fund							
Class A	$1,000	$1,210.30	$6.63	$1,000	$1,019.02	$6.06	1.20%
Class B**	$1,000	$1,204.20	$12.67	$1,000	$1,013.49	$11.58	2.31%
Class C	$1,000	$1,205.30	$11.03	$1,000	$1,015.04	$10.08	1.99%
Class I	$1,000	$1,212.30	$5.09	$1,000	$1,020.42	$4.65	0.92%
Class N	$1,000	$1,213.60	$4.21	$1,000	$1,021.19	$3.84	0.76%
Class R	$1,000	$1,208.10	$8.83	$1,000	$1,016.97	$8.07	1.60%
Class Y	$1,000	$1,210.00	$6.52	$1,000	$1,019.10	$5.96	1.18%

Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2020, and divided by 366.

***These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.5%
Information Technology	27.0%
Financials	14.5%
Health Care	14.0%
Consumer Discretionary	11.2%
Communication Services	9.9%
Industrials	9.8%
Consumer Staples	6.5%
Materials	2.9%
Utilities	2.6%
Real Estate	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Union Pacific Corp.	Industrials	Railroads
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
NextEra Energy, Inc.	Utilities	Electric Utilities
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Zimmer Holdings, Inc.	Health Care	Health Care Equipment
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
Danaher Corp.	Health Care	Health Care Equipment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

IVY CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 1.9%		
Charter Communications, Inc., Class A (A)	125	$ 78,285
Interactive Home Entertainment – 1.2%		
Take-Two Interactive Software, Inc. (A)	308	50,850
Interactive Media & Services – 5.0%		
Alphabet, Inc., Class A (A)	70	102,915
Facebook, Inc., Class A (A)	416	108,976
		211,891
Movies & Entertainment – 1.8%		
Netflix, Inc. (A)	154	77,206
Total Communication Services – 9.9%		418,232
Consumer Discretionary		
Auto Parts & Equipment – 2.0%		
Aptiv plc	900	82,489
Automotive Retail – 2.1%		
AutoZone, Inc. (A)	75	88,313
Footwear – 1.8%		
NIKE, Inc., Class B	593	74,481
Homebuilding – 0.6%		
D.R. Horton, Inc.	354	26,785
Internet & Direct Marketing Retail – 4.7%		
Amazon.com, Inc. (A)	63	199,327
Total Consumer Discretionary – 11.2%		471,395
Consumer Staples		
Food Distributors – 1.0%		
Sysco Corp.	636	39,545
Household Products – 1.6%		
Procter & Gamble Co. (The)	484	67,284
Hypermarkets & Super Centers – 3.9%		
Costco Wholesale Corp.	238	84,357
Wal-Mart Stores, Inc.	573	80,142
		164,499
Total Consumer Staples – 6.5%		271,328
Financials		
Asset Management & Custody Banks – 3.1%		
Blackstone Group, Inc. (The), Class A	1,016	53,027
KKR & Co.	2,235	76,767
		129,794
Consumer Finance – 2.0%		
Discover Financial Services	1,469	84,887

COMMON STOCKS (Continued)	Shares	Value
Financial Exchanges & Data – 1.7%		
S&P Global, Inc.	203	$ 73,364
Insurance Brokers – 2.1%		
Aon plc	425	87,626
Investment Banking & Brokerage – 2.3%		
Morgan Stanley	2,000	96,680
Other Diversified Financial Services – 1.4%		
JPMorgan Chase & Co.	597	57,442
Property & Casualty Insurance – 1.9%		
Progressive Corp. (The)	864	81,754
Total Financials – 14.5%		611,547
Health Care		
Health Care Equipment – 6.1%		
Boston Scientific Corp. (A)	1,425	54,465
Danaher Corp.	461	99,284
Zimmer Holdings, Inc.	767	104,422
		258,171
Health Care Facilities – 1.5%		
HCA Holdings, Inc.	486	60,539
Managed Health Care – 2.2%		
UnitedHealth Group, Inc.	299	93,308
Pharmaceuticals – 4.2%		
Eli Lilly and Co.	397	58,779
Roche Holdings Ltd. ADR	790	33,820
Zoetis, Inc.	503	83,247
		175,846
Total Health Care – 14.0%		587,864
Industrials		
Aerospace & Defense – 1.7%		
Lockheed Martin Corp.	182	69,599
Agricultural & Farm Machinery – 1.2%		
Deere & Co.	227	50,352
Environmental & Facilities Services – 1.3%		
Waste Connections, Inc.	520	53,947
Industrial Machinery – 1.3%		
Stanley Black & Decker, Inc.	347	56,347
Railroads – 2.9%		
Union Pacific Corp.	608	119,771
Trading Companies & Distributors – 1.4%		
United Rentals, Inc. (A)	348	60,714
Total Industrials – 9.8%		410,730

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Application Software – 0.5%		
Intuit, Inc.	64	$ 20,727
Data Processing & Outsourced Services – 7.1%		
Fidelity National Information Services, Inc.	609	89,670
Fiserv, Inc. (A)	924	95,244
MasterCard, Inc., Class A	339	114,760
		299,674
Electronic Manufacturing Services – 2.1%		
TE Connectivity Ltd.	920	89,956
Semiconductors – 4.3%		
Analog Devices, Inc.	579	67,578
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	659	53,424
Texas Instruments, Inc.	412	58,822
		179,824
Systems Software – 7.6%		
Microsoft Corp.	1,518	319,260
Technology Hardware, Storage & Peripherals – 5.4%		
Apple, Inc.	1,961	227,047
Total Information Technology – 27.0%		1,136,488
Materials		
Industrial Gases – 1.0%		
Linde plc	170	40,578
Specialty Chemicals – 1.9%		
Sherwin-Williams Co. (The)	117	81,270
Total Materials – 2.9%		121,848
Real Estate		
Health Care REITs – 1.1%		
Welltower, Inc.	821	45,226
Total Real Estate – 1.1%		45,226
Utilities		
Electric Utilities – 2.6%		
NextEra Energy, Inc.	395	109,751
Total Utilities – 2.6%		109,751
TOTAL COMMON STOCKS – 99.5%		$4,184,409
(Cost: $2,794,007)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (B) – 0.8%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	35,358	$ 35,358
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 35,358
(Cost: $35,358)		
TOTAL INVESTMENT SECURITIES – 100.3%		$4,219,767
(Cost: $2,829,365)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(13,576)
NET ASSETS – 100.0%		$4,206,191

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,184,409	$ —	$ —
Short-Term Securities	35,358	—	—
Total	$4,219,767	$ —	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.6%
Consumer Discretionary	27.7%
Information Technology	18.3%
Communication Services	14.6%
Financials	11.6%
Materials	6.3%
Energy	4.9%
Health Care	4.7%
Industrials	3.7%
Consumer Staples	3.6%
Real Estate	3.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Country Weightings

Pacific Basin	78.2%
China	39.1%
South Korea	12.2%
Taiwan	11.4%
India	10.3%
Hong Kong	3.5%
Other Pacific Basin	1.7%
South America	7.9%
Brazil	7.0%
Other South America	0.9%
Europe	5.4%
Russia	5.4%
Africa	4.4%
South Africa	4.4%
North America	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Tencent Holdings Ltd.	China	Communication Services	Interactive Media & Services
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Reliance Industries Ltd.	India	Energy	Oil & Gas Refining & Marketing
Yandex N.V., Class A	Russia	Communication Services	Interactive Media & Services
Midea Group Co. Ltd., Class A	China	Consumer Discretionary	Household Appliances
JD.com, Inc. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
MercadoLibre, Inc.	Brazil	Consumer Discretionary	Internet & Direct Marketing Retail
Li Ning Co. Ltd.	China	Consumer Discretionary	Apparel, Accessories & Luxury Goods

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Brazil		
Consumer Discretionary – 2.5%		
MercadoLibre, Inc. (A)	40	$ 43,638
Consumer Staples – 1.1%		
Ambev S.A.	8,900	19,937
Energy – 0.7%		
Petroleo Brasileiro S.A.	3,552	12,458
Financials – 0.8%		
XP, Inc., Class A (A)	327	13,620
Health Care – 1.0%		
Hypermarcas S.A.	3,177	16,806
Materials – 0.9%		
Vale S.A.	1,477	15,562
Total Brazil – 7.0%		**$ 122,021**
China		
Communication Services – 8.2%		
Tencent Holdings Ltd.	2,127	143,693
Consumer Discretionary – 21.1%		
Alibaba Group Holding Ltd. ADR (A)	502	147,473
JD.com, Inc. ADR (A)	595	46,152
Li Ning Co. Ltd.	9,267	43,604
Meituan Dianping, Class B (A)	529	16,648
Midea Group Co. Ltd., Class A	4,619	49,703
New Oriental Education & Technology Group, Inc. ADR (A)	173	25,814
Trip.com Group Ltd. ADR (A)	569	17,711
Vipshop Holdings Ltd. (A)	1,440	22,529
		369,634
Financials – 3.0%		
China Merchants Bank Co. Ltd., H Shares	3,705	17,582
Ping An Insurance (Group) Co. of China Ltd., H Shares	3,313	34,392
		51,974
Health Care – 3.7%		
BeiGene Ltd. ADR (A)	137	39,243
Yunnan Baiyao Group Co. Ltd., A Shares	1,770	26,693
		65,936
Industrials – 1.9%		
Hefei Meiya Optoelectronic Technology, Inc., A Shares	4,725	33,476
Real Estate – 1.2%		
KE Holdings, Inc. ADR (A)	6	365
Logan Group Co. Ltd.	13,184	20,978
		21,343
Total China – 39.1%		**$686,056**

COMMON STOCKS (Continued)	Shares	Value
Hong Kong		
Consumer Discretionary – 1.8%		
Galaxy Entertainment Group	4,567	$ 30,878
Financials – 1.7%		
Hong Kong Exchanges and Clearing Ltd.	626	29,457
Total Hong Kong – 3.5%		**$ 60,335**
India		
Communication Services – 1.7%		
Bharti Airtel Ltd.	5,139	29,382
Consumer Staples – 1.1%		
United Spirits Ltd. (A)	2,739	19,171
Energy – 3.3%		
Reliance Industries Ltd.	1,901	57,649
Financials – 3.3%		
HDFC Bank Ltd. (A)	1,607	23,583
ICICI Bank Ltd.	7,223	34,923
		58,506
Industrials – 0.9%		
Larsen & Toubro Ltd.	1,321	16,202
Total India – 10.3%		**$180,910**
Panama		
Industrials – 0.9%		
Copa Holdings S.A., Class A	302	15,206
Total Panama – 0.9%		**$ 15,206**
Russia		
Communication Services – 2.9%		
Yandex N.V., Class A (A)	779	50,842
Energy – 0.9%		
PJSC LUKOIL	270	15,539
Financials – 1.3%		
Sberbank of Russia PJSC ADR	1,996	23,303
Real Estate – 0.3%		
Etalon Group Ltd. GDR (A)	3,167	5,064
Total Russia – 5.4%		**$ 94,748**
South Africa		
Communication Services – 1.8%		
Naspers Ltd., Class N	180	31,748
Financials – 1.5%		
Capitec Bank Holdings Ltd. (B)	415	25,532

COMMON STOCKS (Continued)	Shares	Value
Materials – 1.1%		
AngloGold Ashanti Ltd.	753	$ 19,691
Total South Africa – 4.4%		**$ 76,971**
South Korea		
Consumer Discretionary – 2.3%		
Hyundai Motor Co.	263	40,118
Consumer Staples – 1.4%		
LG Household & Health Care Ltd.	19	23,825
Information Technology – 6.9%		
Samsung Electronics Co. Ltd.	2,428	120,515
Materials – 1.6%		
LG Chem Ltd.	49	27,412
Total South Korea – 12.2%		**$ 211,870**
Taiwan		
Information Technology – 11.4%		
Delta Electronics, Inc.	2,601	17,080
MediaTek, Inc.	1,037	21,973
Taiwan Semiconductor Manufacturing Co. Ltd.	10,713	161,173
		200,226
Total Taiwan – 11.4%		**$ 200,226**
United States		
Materials – 2.7%		
Freeport-McMoRan Copper & Gold, Inc., Class B	1,939	30,323
Southern Copper Corp.	379	17,174
		47,497
Total United States – 2.7%		**$ 47,497**
Vietnam		
Real Estate – 1.7%		
Vinhomes JSC (A)	9,214	30,304
Total Vietnam – 1.7%		**$ 30,304**
TOTAL COMMON STOCKS – 98.6%		**$1,726,144**
(Cost: $1,104,162)		
SHORT-TERM SECURITIES		
Money Market Funds (C) – 1.3%		
State Street Institutional U.S. Government Money Market Fund - Premier Class 0.030%	20,213	20,213

IVY EMERGING MARKETS EQUITY FUND (in thousands)

SEPTEMBER 30, 2020 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Shares	Value
Money Market Funds (C) (Continued)		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 0.040% (D)	2,152	$ 2,152
		22,365
TOTAL SHORT-TERM SECURITIES – 1.3%		$ 22,365
(Cost: $22,365)		
TOTAL INVESTMENT SECURITIES – 99.9%		$1,748,509
(Cost: $1,126,527)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		2,376
NET ASSETS – 100.0%		$1,750,885

Notes to Consolidated Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $2,049 are on loan.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

(D)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 50,842	$ 204,823	$ —
Consumer Discretionary	303,317	180,951	—
Consumer Staples	19,937	42,996	—
Energy	12,458	73,188	—
Financials	13,620	188,772	—
Health Care	56,049	26,693	—
Industrials	15,206	49,678	—
Information Technology	—	320,741	—
Materials	63,059	47,103	—
Real Estate	5,429	51,282	—
Total Common Stocks	$ 539,917	$1,186,227	$ —
Short-Term Securities	22,365	—	—
Total	$562,282	$1,186,227	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2020 (UNAUDITED)

Market Sector Diversification

(as a % of net assets)

Consumer Discretionary	27.7%
Information Technology	18.3%
Communication Services	14.6%
Financials	11.6%
Materials	6.3%
Energy	4.9%
Health Care	4.7%
Industrials	3.7%
Consumer Staples	3.6%
Real Estate	3.2%
Other+	1.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	97.9%
Corporate Debt Securities	80.0%
Other Government Securities	10.3%
United States Government and Government Agency Obligations	7.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.1%

Quality Weightings

Investment Grade	68.8%
AAA	4.8%
AA	6.6%
A	15.2%
BBB	42.2%
Non-Investment Grade	29.1%
BB	19.9%
B	7.1%
CCC	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.1%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	36.3%
United States	25.8%
Mexico	8.1%
Other North America	2.4%
South America	16.8%
Chile	4.2%
Brazil	3.6%
Peru	3.6%
Other South America	5.4%
Europe	16.3%
United Kingdom	3.7%
Other Europe	12.6%
Pacific Basin	16.0%
Indonesia	3.4%
Other Pacific Basin	12.6%
Bahamas/Carribean	6.5%
Middle East	4.2%
Africa	1.6%
Asia	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.1%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND (in thousands)

SEPTEMBER 30, 2020 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 0.7%		
Pampa Energia S.A.		
7.500%, 1-24-27 (A)	$2,850	$ 2,151
Pan American Energy LLC		
7.875%, 5-7-21 (A)	1,000	975
		3,126
Industrials – 0.2%		
Aeropuertos Argentina 2000 S.A. (9.375% Cash or 9.375% PIK)		
9.375%, 2-1-27 (A)	969	668
Total Argentina – 0.9%		$3,794
Australia		
Financials – 0.8%		
Australia and New Zealand Banking Group Ltd.		
4.400%, 5-19-26 (A)	3,000	3,379
Industrials – 0.3%		
Transurban Finance Co. Pty Ltd.		
2.450%, 3-16-31 (A)	1,522	1,552
Utilities – 1.0%		
Ausgrid Finance Pty Ltd.		
3.850%, 5-1-23 (A)	4,400	4,658
Total Australia – 2.1%		$9,589
Austria		
Consumer Staples – 0.9%		
JBS Investments II GmbH (GTD by JBS S.A.):		
7.000%, 1-15-26 (A)	1,500	1,601
5.750%, 1-15-28 (A)	2,300	2,392
		3,993
Total Austria – 0.9%		$3,993
Bermuda		
Consumer Staples – 0.7%		
Bacardi Ltd.		
4.450%, 5-15-25 (A)	2,800	3,127
Energy – 0.5%		
GeoPark Ltd.		
5.500%, 1-17-27 (A)	2,350	2,080
Total Bermuda – 1.2%		$5,207
Brazil		
Industrials – 0.4%		
Cosan Ltd.		
5.500%, 9-20-29 (A)	1,650	1,700
Materials – 2.7%		
CSN Resources S.A.		
7.625%, 2-13-23 (A)	1,800	1,861

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials (Continued)		
Nexa Resources S.A.		
6.500%, 1-18-28 (A)	$2,200	$ 2,400
Suzano Austria GmbH		
6.000%, 1-15-29	2,000	2,280
Unigel Luxembourg S.A.		
8.750%, 10-1-26 (A)	1,350	1,309
Vale Overseas Ltd.		
6.250%, 8-10-26	3,850	4,552
		12,402
Utilities – 0.5%		
Aegea Finance S.a.r.l.		
5.750%, 10-10-24 (A)	2,300	2,369
Total Brazil – 3.6%		$ 16,471
British Virgin Islands		
Consumer Staples – 0.5%		
Central American Bottling Corp.		
5.750%, 1-31-27 (A)	2,000	2,072
Information Technology – 1.1%		
Taiwan Semiconductor Manufacturing Co. Ltd.		
1.000%, 9-28-27 (A)	4,800	4,714
Total British Virgin Islands – 1.6%		$ 6,786
Canada		
Consumer Staples – 0.3%		
Alimentation Couche-Tard, Inc.		
2.700%, 7-26-22 (A)	1,300	1,342
Energy – 0.5%		
TransCanada PipeLines Ltd.		
4.250%, 5-15-28	2,000	2,311
Financials – 1.1%		
Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.)		
4.350%, 4-15-30	1,900	2,211
Royal Bank of Canada:		
3.700%, 10-5-23	750	819
4.650%, 1-27-26	1,500	1,770
		4,800
Materials – 0.5%		
First Quantum Minerals Ltd.:		
6.500%, 3-1-24 (A)	1,350	1,294
6.875%, 3-1-26 (A)	1,200	1,157
		2,451
Total Canada – 2.4%		$10,904
Cayman Islands		
Financials – 1.9%		
Alpha Star Holding III Ltd.		
6.250%, 4-20-22	1,000	959

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Grupo Aval Ltd.		
4.375%, 2-4-30 (A)	$ 1,300	$ 1,255
Itau Unibanco Holdings S.A.:		
3.250%, 1-24-25 (A)	1,230	1,251
4.625%, 8-27-68 (A)	3,420	2,989
Three Gorges Finance I Ltd.		
1.300%, 9-22-25 (A)	2,000	1,981
		8,435
Industrials – 0.3%		
DP World Crescent Ltd.		
3.875%, 7-18-29	1,150	1,204
Total Cayman Islands – 2.2%		$ 9,639
Chile		
Communication Services – 0.2%		
VTR Finance B.V.		
6.375%, 7-15-28 (A)	651	683
Consumer Discretionary – 0.7%		
Saci Falabella:		
3.750%, 4-30-23	1,850	1,928
4.375%, 1-27-25 (A)	1,000	1,076
		3,004
Energy – 0.7%		
GeoPark Ltd.		
6.500%, 9-21-24 (A)	3,600	3,393
Financials – 0.3%		
Banco del Estado de Chile		
2.704%, 1-9-25 (A)	1,500	1,577
Industrials – 0.3%		
Empresa de Transporte de Pasajeros Metro S.A.		
3.650%, 5-7-30 (A)	1,200	1,329
Materials – 1.2%		
Celulosa Arauco y Constitucion S.A.		
4.500%, 8-1-24	4,800	5,233
Utilities – 0.8%		
AES Gener S.A.		
6.350%, 10-7-79 (A)	1,350	1,362
Enel Chile S.A.		
4.875%, 6-12-28	2,080	2,455
		3,817
Total Chile – 4.2%		$19,036
China		
Communication Services – 0.8%		
Tencent Holdings Ltd.		
2.985%, 1-19-23 (A)	1,800	1,877
Weibo Corp.		
3.500%, 7-5-24	1,900	1,999
		3,876

SEPTEMBER 30, 2020 (UNAUDITED)SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary – 1.1%		
Alibaba Group Holding Ltd.:		
2.800%, 6-6-23	$1,600	$ 1,684
3.400%, 12-6-27	3,000	3,362
		5,046
Energy – 0.5%		
Sinopec Group Overseas Development (2018) Ltd.		
4.125%, 9-12-25 (A)	2,000	2,255
Information Technology – 0.1%		
Baidu, Inc.		
3.425%, 4-7-30	500	550
Utilities – 0.5%		
ENN Energy Holdings Ltd.		
2.625%, 9-17-30 (A)(B)	2,000	1,999
Total China – 3.0%		$13,726
Columbia		
Financials – 0.6%		
Banco de Bogota S.A.		
5.375%, 2-19-23 (A)	2,000	2,109
Bancolombia S.A.		
3.000%, 1-29-25	660	661
		2,770
Utilities – 0.4%		
Empresas Publicas de Medellin E.S.P.		
4.250%, 7-18-29 (A)	1,900	1,897
Total Columbia – 1.0%		$ 4,667
Denmark		
Financials – 0.3%		
Danske Bank A.S.		
5.000%, 1-12-23 (A)	1,150	1,205
Total Denmark – 0.3%		$ 1,205
France		
Consumer Staples – 0.2%		
Pernod Ricard S.A.		
4.250%, 7-15-22 (A)	750	798
Financials – 0.7%		
BNP Paribas S.A.		
7.625%, 12-29-49 (A)	3,000	3,053
Total France – 0.9%		$ 3,851
Hong Kong		
Financials – 0.4%		
AIA Group Ltd.		
3.375%, 4-7-30 (A)	300	336
Bangkok Bank Public Co. Ltd.		
4.050%, 3-19-24 (A)	1,200	1,303
		1,639

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology – 0.3%		
Xiaomi Best Time International Ltd.		
3.375%, 4-29-30 (A)(B)	$1,350	$ 1,411
Total Hong Kong – 0.7%		$3,050
India		
Communication Services – 0.2%		
Network i2i Ltd.		
5.650%, 4-15-68 (A)	750	750
Utilities – 1.1%		
Adani Electricity Mumbai Ltd.		
3.949%, 2-12-30 (A)	1,180	1,154
Adani Green Energy (UP) Ltd., Parampujya Solar Energy Private Ltd. and Prayatna Developers Private Ltd.		
6.250%, 12-10-24 (A)	1,900	2,036
Greenko Mauritius Ltd.		
6.250%, 2-21-23 (A)(B)	1,350	1,380
		4,570
Total India – 1.3%		$5,320
Indonesia		
Utilities – 1.5%		
Perusahaan Listrik Negara:		
5.450%, 5-21-28 (A)	1,100	1,287
5.375%, 1-25-29 (A)	4,800	5,628
		6,915
Total Indonesia – 1.5%		$ 6,915
Ireland		
Consumer Staples – 0.2%		
Eurotorg LLC (Bonitron Designated Activity Co.)		
8.750%, 10-30-22 (A)	1,100	1,098
Total Ireland – 0.2%		$1,098
Isle of Man		
Consumer Discretionary – 0.9%		
GOHL Capital Ltd.		
4.250%, 1-24-27	4,000	3,975
Materials – 0.3%		
AngloGold Ashanti Holdings plc (GTD by AngloGold Ashanti Ltd.)		
3.750%, 10-1-30	1,450	1,479
Total Isle of Man – 1.2%		$5,454
Italy		
Financials – 0.1%		
UniCredit S.p.A.		
5.459%, 6-30-35 (A)	581	592
Total Italy – 0.1%		$ 592

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Japan		
Financials – 1.9%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	$1,500	$ 1,666
Mizuho Financial Group, Inc.		
3.170%, 9-11-27	1,500	1,636
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7-19-23	2,650	2,871
3.936%, 10-16-23	2,000	2,186
		8,359
Total Japan – 1.9%		$8,359
Luxembourg		
Consumer Staples – 0.2%		
Minerva Luxembourg S.A.		
5.875%, 1-19-28 (A)	900	935
Energy – 0.5%		
Raizen Fuels Finance Ltd.		
5.300%, 1-20-27 (A)(B)	2,000	2,173
Financials – 0.7%		
JSM Global S.a.r.l.		
4.750%, 10-20-30 (A)	3,000	3,000
Industrials – 0.8%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2-9-24 (A)	3,550	3,722
Total Luxembourg – 2.2%		$9,830
Macau		
Consumer Discretionary – 0.4%		
Sands China Ltd.:		
5.125%, 8-8-25	1,400	1,527
3.800%, 1-8-26 (A)	250	261
		1,788
Total Macau – 0.4%		$ 1,788
Malaysia		
Energy – 0.2%		
Petronas Capital Ltd.		
3.500%, 4-21-30 (A)	650	726
Total Malaysia – 0.2%		$ 726
Mauritius		
Industrials – 0.6%		
HTA Group Ltd.		
7.000%, 12-18-25 (A)	2,800	2,925
Total Mauritius – 0.6%		$2,925
Mexico		
Communication Services – 0.3%		
Axtel S.A.B. de C.V.		
6.375%, 11-14-24 (A)	1,350	1,404

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples – 0.6%		
Grupo Bimbo S.A.B. de C.V.		
3.875%, 6-27-24 (A)	$2,300	$ 2,499
Energy – 0.5%		
Petroleos Mexicanos		
6.490%, 1-23-27 (A)	2,600	2,436
Financials – 2.0%		
Banco Santander (Mexico) S.A.		
5.950%, 10-1-28 (A)	850	896
Banco Santander S.A.:		
4.125%, 11-9-22 (A)	3,800	3,999
5.375%, 4-17-25 (A)	1,150	1,279
Credito Real S.A.B. de C.V.		
9.500%, 2-7-26 (A)(B)	1,200	1,153
Trust F/1401		
4.869%, 1-15-30 (A)	1,400	1,409
		8,736
Industrials – 0.6%		
Alfa S.A.B. de C.V.		
5.250%, 3-25-24 (A)	1,400	1,477
Grupo Kuo S.A.B. de C.V.		
5.750%, 7-7-27 (A)	1,350	1,318
		2,795
Materials – 3.2%		
CEMEX S.A.B. de C.V.:		
6.125%, 5-5-25 (A)	3,000	3,090
7.750%, 4-16-26 (A)	500	527
5.200%, 9-17-30 (A)	2,000	2,010
Cydsa S.A.B. de C.V.		
6.250%, 10-4-27 (A)	2,000	2,020
Grupo Cementos de Chihuahua S.A.B. de C.V.		
5.250%, 6-23-24 (A)	2,000	2,077
Industrias Penoles S.A.B. de C.V.		
4.150%, 9-12-29 (A)	1,800	1,954
Orbia Advance Corp. S.A.B. de C.V.		
4.000%, 10-4-27 (A)	2,300	2,478
		14,156
Total Mexico – 7.2%		$32,026
Netherlands		
Consumer Discretionary – 0.6%		
Prosus N.V.		
3.680%, 1-21-30 (A)	2,190	2,361
Consumer Staples – 0.9%		
MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.)		
7.000%, 3-15-24 (A)	3,850	3,981
Financials – 0.4%		
Syngenta Finance N.V.		
5.182%, 4-24-28 (A)	1,725	1,899
Health Care – 0.9%		
Teva Pharmaceutical Finance Netherlands II B.V. (GTD by Teva Pharmaceutical Industries Ltd.)		
7.125%, 1-31-25	$1,300	$ 1,365
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.):		
2.800%, 7-21-23	1,400	1,339
6.750%, 3-1-28	1,200	1,251
		3,955
Total Netherlands – 2.8%		$12,196
Nigeria		
Financials – 0.5%		
Africa Finance Corp.		
4.375%, 4-17-26 (A)	1,900	2,044
Total Nigeria – 0.5%		$ 2,044
Norway		
Energy – 1.4%		
Aker BP ASA:		
6.000%, 7-1-22 (A)	1,900	1,929
4.750%, 6-15-24 (A)	1,950	2,002
3.750%, 1-15-30 (A)	2,600	2,520
		6,451
Total Norway – 1.4%		$ 6,451
Panama		
Financials – 0.6%		
Banco Latinoamericanco de Comercio Exterior S.A.		
2.375%, 9-14-25 (A)	2,000	2,028
Banistmo S.A.		
4.250%, 7-31-27 (A)	1,000	1,017
		3,045
Utilities – 0.5%		
AES Panama Generation Holdings S.R.L.		
4.375%, 5-31-30 (A)	2,000	2,057
Total Panama – 1.1%		$ 5,102
Peru		
Consumer Discretionary – 0.7%		
InRetail Shopping Malls		
5.750%, 4-3-28 (A)	3,000	3,087
Financials – 1.3%		
Banco de Credito del Peru		
4.250%, 4-1-23 (A)	1,350	1,445
Banco Internacional del Peru S.A.		
3.250%, 10-4-26 (A)	3,000	3,128
Corporacion Financiera de Desarrolla S.A.		
2.400%, 9-28-27 (A)	1,300	1,311
		5,884
Utilities – 1.1%		
Fenix Power Peru S.A.		
4.317%, 9-20-27	$ 1,570	$ 1,591
Inkia Energy Ltd.		
5.875%, 11-9-27 (A)	2,000	2,085
Kallpa Generacion S.A.		
4.875%, 5-24-26 (A)	1,000	1,078
		4,754
Total Peru – 3.1%		$13,725
Russia		
Materials – 0.4%		
Petropavlovsk 2016 Ltd. (GTD by Petropavlovsk plc, JSC Pokrovskiy Rudnik, LLC Albynskiy Rudnik and LLC Malomirskiy Rudnik)		
8.125%, 11-14-22 (A)	1,750	1,819
Total Russia – 0.4%		$ 1,819
South Korea		
Communication Services – 0.1%		
SK Telecom Co. Ltd.		
3.750%, 4-16-23 (A)	500	536
Financials – 1.1%		
Hyundai Capital Services, Inc.		
2.983%, 8-29-22 (A)	2,100	2,174
Korea Development Bank		
3.250%, 2-19-24	2,300	2,482
		4,656
Total South Korea – 1.2%		$ 5,192
Spain		
Financials – 1.2%		
Banco Santander S.A.:		
2.706%, 6-27-24	4,000	4,236
3.490%, 5-28-30	1,000	1,088
		5,324
Total Spain – 1.2%		$ 5,324
Switzerland		
Financials – 0.4%		
Credit Suisse Group AG		
4.282%, 1-9-28 (A)	1,800	2,042
Total Switzerland – 0.4%		$ 2,042
Turkey		
Industrials – 1.0%		
Koc Holding A.S.		
6.500%, 3-11-25 (A)	4,300	4,354
Total Turkey – 1.0%		$ 4,354

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United Arab Emirates		
Consumer Discretionary – 0.5%		
GEMS MENASA Cayman Ltd. and GEMS Education Delaware LLC		
7.125%, 7-31-26 (A)	$2,300	$ 2,277
Energy – 0.2%		
Abu Dhabi National Energy Co.		
4.375%, 4-23-25 (A)	600	674
Financials – 0.9%		
ICICI Bank Ltd.		
4.000%, 3-18-26 (A)	4,000	4,220
Total United Arab Emirates – 1.6%		$ 7,171
United Kingdom		
Communication Services – 0.3%		
Liquid Telecommunications Financing plc (GTD by Liquid Telecommunications Holdings Ltd.)		
8.500%, 7-13-22 (A)	1,200	1,213
Consumer Staples – 0.5%		
Imperial Tobacco Finance plc		
3.750%, 7-21-22 (A)	2,300	2,403
MARB BondCo plc		
6.875%, 1-19-25 (A)	200	207
		2,610
Financials – 2.9%		
ANZ New Zealand International Ltd.		
3.450%, 1-21-28 (A)	1,300	1,483
Barclays plc		
4.337%, 1-10-28	1,800	2,003
HSBC Holdings plc		
4.583%, 6-19-29	1,900	2,184
Royal Bank of Scotland Group plc (The)		
6.000%, 12-19-23	2,000	2,251
State Bank of India:		
4.375%, 1-24-24 (A)	2,500	2,668
4.875%, 4-17-24 (A)	2,300	2,506
		13,095
Total United Kingdom – 3.7%		$16,918
United States		
Communication Services – 1.8%		
T-Mobile USA, Inc.		
6.000%, 3-1-23	8,097	8,118
Consumer Discretionary – 1.3%		
Advance Auto Parts, Inc.		
3.900%, 4-15-30	1,000	1,126
Ross Stores, Inc.		
4.800%, 4-15-30	1,900	2,303
Volkswagen Group of America, Inc.		
4.250%, 11-13-23 (A)	2,500	2,747
		6,176
Consumer Staples – 3.0%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB)		
4.000%, 4-13-28	$2,850	$ 3,291
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	2,500	2,511
Keurig Dr Pepper, Inc.		
4.597%, 5-25-28	2,800	3,361
NBM U.S. Holdings, Inc.		
7.000%, 5-14-26 (A)	2,000	2,121
Reynolds American, Inc.		
4.450%, 6-12-25	2,000	2,250
		13,534
Financials – 6.4%		
Bank of America Corp.		
3.593%, 7-21-28	3,175	3,558
BBVA Bancomer S.A.:		
6.500%, 3-10-21 (A)	421	429
1.875%, 9-18-25 (A)	1,400	1,368
5.875%, 9-13-34 (A)	2,500	2,540
Citigroup, Inc.		
3.520%, 10-27-28	3,125	3,472
Cooperatieve Rabobank U.A.		
3.125%, 4-26-21	1,750	1,778
Ford Motor Credit Co. LLC		
3.096%, 5-4-23	2,500	2,441
Goldman Sachs Group, Inc. (The)		
3.814%, 4-23-29	2,600	2,959
Industrial and Commercial Bank of China Ltd.		
2.957%, 11-8-22	750	779
JPMorgan Chase & Co.:		
3.540%, 5-1-28	2,132	2,388
4.000%, 10-1-68	1,250	1,181
Metropolitan Life Global Funding I		
2.950%, 4-9-30 (A)	1,300	1,458
TerraForm Global Operating LLC (GTD by TerraForm Global LLC)		
6.125%, 3-1-26 (A)	1,300	1,323
Wells Fargo & Co.		
4.300%, 7-22-27	3,000	3,430
		29,104
Health Care – 1.2%		
Bayer U.S. Finance II LLC		
4.250%, 12-15-25 (A)	2,000	2,286
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	300	304
4.500%, 1-15-23 (A)	2,925	3,117
		5,707
Industrials – 1.2%		
Azul Investments LLP		
5.875%, 10-26-24 (A)	2,000	1,500
BAE Systems Holdings, Inc.		
3.800%, 10-7-24 (A)	2,225	2,469
Boeing Co. (The)		
4.508%, 5-1-23	1,300	1,369
		5,338
Information Technology – 0.5%		
Broadcom, Inc.		
5.000%, 4-15-30	$1,900	$ 2,241
Materials – 1.4%		
Freeport-McMoRan, Inc.		
4.250%, 3-1-30	3,750	3,844
GUSAP III L.P.		
4.250%, 1-21-30 (A)	1,900	1,979
		5,823
Real Estate – 1.4%		
Aircastle Ltd.		
4.400%, 9-25-23	2,800	2,779
Crown Castle International Corp.		
4.000%, 3-1-27	3,000	3,406
		6,185
Total United States – 18.2%		$ 82,226
Uruguay		
Industrials – 0.4%		
Navios South American Logistics, Inc. and Navios Logistics Finance (U.S.), Inc.		
10.750%, 7-1-25 (A)	1,530	1,622
Total Uruguay – 0.4%		$ 1,622
Venezuela		
Financials – 0.9%		
Corporacion Andina de Fomento:		
3.250%, 2-11-22	3,250	3,352
2.375%, 5-12-23	650	674
		4,026
Total Venezuela – 0.9%		$ 4,026
Vietnam		
Energy – 0.3%		
Mong Duong Finance Holdings B.V.		
5.125%, 5-7-29 (A)	1,350	1,375
Total Vietnam – 0.3%		$ 1,375
TOTAL CORPORATE DEBT SECURITIES – 80.0%		$358,538
(Cost: $338,851)		

OTHER GOVERNMENT SECURITIES (C)	Principal	Value
Argentina – 0.5%		
Republic of Argentina:		
1.000%, 7-9-29	240	110
0.125%, 7-9-30	5,432	2,265
		2,375

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

OTHER GOVERNMENT SECURITIES (C) (Continued)	Principal	Value
Colombia – 1.2%		
Republic of Colombia		
3.125%, 4-15-31	$ 300	$ 307
2.625%, 3-15-23	2,400	2,457
3.000%, 1-30-30	2,300	2,337
		5,101
Costa Rica – 0.2%		
Costa Rica Government Bond		
4.250%, 1-26-23 (A)	1,100	1,061
Egypt – 0.2%		
Arab Republic of Egypt		
5.750%, 5-29-24 (A)	750	767
Indonesia – 1.9%		
Republic of Indonesia:		
3.750%, 4-25-22 (A)	4,450	4,628
2.950%, 1-11-23	2,900	3,019
3.850%, 10-15-30	700	793
		8,440
Israel – 0.3%		
Israel Government Bond		
2.750%, 7-3-30	1,300	1,435
Mexico – 0.9%		
United Mexican States:		
4.150%, 3-28-27	2,000	2,222
3.250%, 4-16-30	1,700	1,735
		3,957
Panama – 0.4%		
Republic of Panama		
3.750%, 4-17-26	1,900	2,037
Peru – 0.5%		
Republic of Peru		
2.392%, 1-23-26	2,000	2,095
Poland – 0.3%		
Republic of Poland		
5.125%, 4-21-21	1,250	1,281
Qatar – 1.3%		
Qatar Government Bond:		
2.375%, 6-2-21 (A)	3,600	3,636
3.875%, 4-23-23	2,300	2,469
		6,105
Saudi Arabia – 1.0%		
Saudi Arabia Government Bond:		
2.375%, 10-26-21 (A)	$2,250	$ 2,286
2.875%, 3-4-23 (A)	2,000	2,088
		4,374
Serbia – 0.2%		
Republic of Serbia		
7.250%, 9-28-21 (A)	750	794
South Africa – 0.3%		
Republic of South Africa		
4.875%, 4-14-26	1,200	1,212
Turkey – 0.3%		
Turkey Government Bond		
6.350%, 8-10-24	1,300	1,295
Uruguay – 0.3%		
Republica Orient Uruguay		
4.500%, 8-14-24	1,350	1,473
Uzbekistan – 0.2%		
Republic of Uzbekistan		
4.750%, 2-20-24 (A)	750	787
Vietnam – 0.3%		
Vietnam Government Bond		
4.800%, 11-19-24 (A)	1,350	1,502
TOTAL OTHER GOVERNMENT SECURITIES – 10.3%		$46,091
(Cost: $45,069)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States – 0.1%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10-1-35	251	280
Federal National Mortgage Association Fixed Rate Pass-Through Certificates		
5.000%, 3-1-22	5	5
		285
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		$ 285
(Cost: $251)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 7.5%		
U.S. Treasury Notes:		
1.500%, 1-15-23	$2,450	$ 2,526
2.125%, 3-31-24	6,500	6,939
0.250%, 7-31-25	8,000	7,993
2.875%, 7-31-25	355	399
2.250%, 11-15-25	2,450	2,693
2.375%, 5-15-27	5,100	5,748
0.375%, 7-31-27	4,000	3,978
2.875%, 5-15-28	3,000	3,529
		33,805
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.5%		$ 33,805
(Cost: $31,728)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (D) – 1.2%		
State Street Institutional U.S. Government Money Market Fund - Premier Class 0.030%	1,216	1,216
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 0.040% (E)	3,952	3,952
		5,168
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 5,168
(Cost: $5,168)		
TOTAL INVESTMENT SECURITIES – 99.1%		$443,887
(Cost: $421,067)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		3,997
NET ASSETS – 100.0%		$447,884

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $244,368 or 54.6% of net assets.

(B)All or a portion of securities with an aggregate value of $3,855 are on loan.

SEPTEMBER 30, 2020 (UNAUDITED)

(C)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D)Rate shown is the annualized 7-day yield at September 30, 2020.

(E)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$358,538	$ —
Other Government Securities	—	46,091	—
United States Government Agency Obligations	—	285	—
United States Government Obligations	—	33,805	—
Short-Term Securities	5,168	—	—
Total	$5,168	$ 438,719	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)

Financials	27.4%
Other Government Securities	10.3%
Materials	9.7%
Consumer Staples	8.0%
United States Government and Government Agency Obligations	7.6%
Utilities	7.4%
Consumer Discretionary	6.2%
Industrials	6.1%
Energy	6.0%
Communication Services	3.7%
Health Care	2.1%
Information Technology	2.0%
Real Estate	1.4%
Other+	2.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.1%
Financials	21.5%
Health Care	15.0%
Information Technology	13.4%
Consumer Staples	10.6%
Industrials	9.9%
Utilities	9.3%
Consumer Discretionary	6.0%
Materials	4.8%
Communication Services	4.7%
Energy	3.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.9%

Country Weightings

North America	37.4%
United States	35.7%
Other North America	1.7%
Europe	41.1%
United Kingdom	11.3%
France	10.9%
Germany	7.5%
Switzerland	3.9%
Other Europe	7.5%
Pacific Basin	20.6%
Taiwan	4.8%
Japan	4.3%
South Korea	3.8%
Other Pacific Basin	7.7%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Procter & Gamble Co. (The)	United States	Consumer Staples	Household Products
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Verizon Communications, Inc.	United States	Communication Services	Integrated Telecommunication Services
Schneider Electric S.A.	France	Industrials	Electrical Components & Equipment
ENEL S.p.A.	Italy	Utilities	Electric Utilities
Amgen, Inc.	United States	Health Care	Biotechnology
Cisco Systems, Inc.	United States	Information Technology	Communications Equipment
AstraZeneca plc	United Kingdom	Health Care	Pharmaceuticals
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND (in thousands)

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Canada		
Financials – 1.7%		
Bank of Montreal	159	$ 9,308
Total Canada – 1.7%		$ 9,308
China		
Energy – 1.8%		
CNOOC Ltd.	10,766	10,356
Total China – 1.8%		$ 10,356
France		
Energy – 2.1%		
Total S.A. (A)	336	11,548
Financials – 2.6%		
Axa S.A.	411	7,614
BNP Paribas S.A.	189	6,824
		14,438
Health Care – 1.9%		
Sanofi-Aventis	107	10,695
Industrials – 4.3%		
Schneider Electric S.A.	133	16,525
Vinci	93	7,763
		24,288
Total France – 10.9%		$60,969
Germany		
Communication Services – 1.5%		
Deutsche Telekom AG, Registered Shares	516	8,588
Financials – 1.4%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	31	8,000
Utilities – 3.1%		
E.ON AG	690	7,607
RWE Aktiengesellschaft	272	10,179
		17,786
Total Germany – 6.0%		$ 34,374
Hong Kong		
Utilities – 1.3%		
Guangdong Investment Ltd.	4,717	7,499
Total Hong Kong – 1.3%		$ 7,499

COMMON STOCKS (Continued)	Shares	Value
Indonesia		
Financials – 1.3%		
PT Bank Mandiri (Persero) Tbk	22,566	$ 7,547
Total Indonesia – 1.3%		$ 7,547
Ireland		
Materials – 1.3%		
CRH plc	197	7,147
Total Ireland – 1.3%		$ 7,147
Italy		
Utilities – 2.9%		
ENEL S.p.A.	1,857	16,111
Total Italy – 2.9%		$ 16,111
Japan		
Consumer Discretionary – 1.3%		
Subaru Corp. (A)	374	7,253
Financials – 3.0%		
ORIX Corp.	676	8,437
Tokio Marine Holdings, Inc. (A)	190	8,305
		16,742
Total Japan – 4.3%		$23,995
Macau		
Consumer Discretionary – 1.8%		
Sands China Ltd.	2,613	10,127
Total Macau – 1.8%		$ 10,127
Netherlands		
Financials – 1.3%		
ING Groep N.V., Certicaaten Van Aandelen	1,023	7,299
Health Care – 1.2%		
Koninklijke Philips Electronics N.V., Ordinary Shares	141	6,636
Total Netherlands – 2.5%		$ 13,935
Norway		
Consumer Staples – 0.8%		
Mowi ASA	269	4,784
Total Norway – 0.8%		$ 4,784
Singapore		
Financials – 1.5%		
DBS Group Holdings Ltd.	579	8,516
Total Singapore – 1.5%		$ 8,516

COMMON STOCKS (Continued)	Shares	Value
South Korea		
Information Technology – 3.8%		
Samsung Electronics Co. Ltd.	427	$ 21,189
Total South Korea – 3.8%		$ 21,189
Switzerland		
Financials – 1.5%		
Zurich Financial Services, Registered Shares	25	8,642
Health Care – 2.4%		
Roche Holdings AG, Genusscheine	40	13,701
Total Switzerland – 3.9%		$22,343
Taiwan		
Information Technology – 4.8%		
Taiwan Semiconductor Manufacturing Co. Ltd.	1,804	27,140
Total Taiwan – 4.8%		$ 27,140
United Kingdom		
Consumer Staples – 2.1%		
Unilever plc	188	11,582
Financials – 1.4%		
3i Group plc	631	8,097
Health Care – 4.5%		
AstraZeneca plc	140	15,287
GlaxoSmithKline plc	529	9,910
		25,197
Industrials – 1.3%		
BAE Systems plc	1,188	7,378
Materials – 2.0%		
Anglo American plc	475	11,497
Total United Kingdom – 11.3%		$ 63,751
United States		
Communication Services – 3.2%		
Verizon Communications, Inc.	299	17,784
Consumer Discretionary – 1.4%		
V.F. Corp.	115	8,081
Consumer Staples – 7.7%		
Philip Morris International, Inc.	190	14,285
Procter & Gamble Co. (The)	154	21,393
Sysco Corp.	127	7,903
		43,581
Financials – 5.8%		
Citigroup, Inc.	302	13,041

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Financials (Continued)		
KeyCorp	621	$ 7,411
Morgan Stanley	257	12,424
		32,876
Health Care – 5.0%		
Amgen, Inc.	63	16,069
CVS Caremark Corp.	211	12,334
		28,403
Industrials – 4.3%		
Eaton Corp.	110	11,189
Lockheed Martin Corp.	34	13,201
		24,390
Information Technology – 4.8%		
Cisco Systems, Inc.	407	16,022
QUALCOMM, Inc.	96	11,296
		27,318
Materials – 1.5%		
Eastman Chemical Co.	106	8,272

COMMON STOCKS (Continued)	Shares	Value
Utilities – 2.0%		
Exelon Corp.	319	$ 11,412
Total United States – 35.7%		$ 202,117
TOTAL COMMON STOCKS – 97.6%		$551,208
(Cost: $511,629)		
PREFERRED STOCKS		
Germany		
Consumer Discretionary – 1.5%		
Volkswagen AG, 2.260% (B)	52	8,390
Total Germany – 1.5%		$ 8,390
TOTAL PREFERRED STOCKS – 1.5%		$ 8,390
(Cost: $8,458)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) – 6.3%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%	18,556	$ 18,556
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040% (D)	17,301	17,301
		35,857
TOTAL SHORT-TERM SECURITIES – 6.3%		$ 35,857
(Cost: $35,857)		
TOTAL INVESTMENT SECURITIES – 105.4%		$595,455
(Cost: $555,944)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (5.4)%		(30,372)
NET ASSETS – 100.0%		$565,083

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $16,476 are on loan.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the annualized 7-day yield at September 30, 2020.

(D) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 17,784	$ 8,588	$ —
Consumer Discretionary	8,081	17,380	—
Consumer Staples	43,581	16,366	—
Energy	—	21,904	—
Financials	42,184	79,281	—
Health Care	28,403	56,229	—
Industrials	24,390	31,666	—
Information Technology	27,318	48,329	—
Materials	8,272	18,644	—
Utilities	11,412	41,396	—
Total Common Stocks	$ 211,425	$339,783	$ —
Preferred Stocks	—	8,390	—
Short-Term Securities	35,857	—	—
Total	$247,282	$ 348,173	$ —

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

Market Sector Diversification

(as a % of net assets)	
Financials	21.5%
Health Care	15.0%
Information Technology	13.4%
Consumer Staples	10.6%
Industrials	9.9%
Utilities	9.3%
Consumer Discretionary	6.0%
Materials	4.8%
Communication Services	4.7%
Energy	3.9%
Other+	0.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Information Technology	28.0%
Consumer Discretionary	15.2%
Industrials	13.4%
Financials	13.2%
Health Care	13.0%
Communication Services	6.3%
Consumer Staples	5.7%
Energy	4.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Country Weightings

North America	59.2%
United States	55.5%
Canada	3.7%
Europe	23.3%
France	6.7%
United Kingdom	4.8%
Switzerland	4.5%
Other Europe	7.3%
Pacific Basin	15.8%
China	7.5%
India	3.6%
Other Pacific Basin	4.7%
South America	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Microsoft Corp.	United States	Information Technology	Systems Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Ferrari N.V.	Italy	Consumer Discretionary	Automobile Manufacturers
PayPal, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Alimentation Couche-Tard, Inc., Class B	Canada	Consumer Staples	Food Retail
Reliance Industries Ltd.	India	Energy	Oil & Gas Refining & Marketing
Schneider Electric S.A.	France	Industrials	Electrical Components & Equipment
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments. .

IVY GLOBAL GROWTH FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Brazil		
Consumer Discretionary – 0.5%		
Magazine Luiza S.A.	269	$ 4,297
Financials – 0.2%		
Banco do Brasil S.A.	401	2,120
Total Brazil – 0.7%		$ 6,417
Canada		
Consumer Staples – 2.7%		
Alimentation Couche-Tard, Inc., Class B	710	24,729
Energy – 1.0%		
Canadian Natural Resources Ltd.	564	9,033
Total Canada – 3.7%		$33,762
China		
Communication Services – 3.1%		
Baidu.com, Inc. ADR (A)	113	14,311
Tencent Holdings Ltd.	223	15,029
		29,340
Consumer Discretionary – 2.4%		
Alibaba Group Holding Ltd. ADR (A)	76	22,355
Financials – 2.0%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	1,800	18,680
Total China – 7.5%		$70,375
France		
Communication Services – 1.7%		
Ubisoft Entertainment S.A. (A)	176	15,836
Consumer Discretionary – 0.6%		
LVMH Moet Hennessy – Louis Vuitton	13	5,966
Industrials – 4.4%		
Airbus SE	248	17,979
Schneider Electric S.A.	187	23,199
		41,178
Total France – 6.7%		$62,980
Germany		
Financials – 1.5%		
Deutsche Boerse AG	77	13,470
Information Technology – 1.1%		
Infineon Technologies AG	370	10,443
Total Germany – 2.6%		$ 23,913
Hong Kong		
Consumer Discretionary – 0.5%		
Galaxy Entertainment Group	672	$ 4,543
Total Hong Kong – 0.5%		$ 4,543
India		
Energy – 2.6%		
Reliance Industries Ltd.	826	24,419
Financials – 1.0%		
HDFC Bank Ltd. (A)	636	9,332
Total India – 3.6%		$ 33,751
Italy		
Consumer Discretionary – 2.9%		
Ferrari N.V.	145	26,685
Total Italy – 2.9%		$26,685
Japan		
Industrials – 2.2%		
Daikin Industries Ltd.	64	11,752
Recruit Holdings Co. Ltd.	228	9,059
		20,811
Total Japan – 2.2%		$ 20,811
Netherlands		
Health Care – 1.8%		
Koninklijke Philips Electronics N.V., Ordinary Shares	353	16,676
Total Netherlands – 1.8%		$ 16,676
Switzerland		
Consumer Staples – 1.1%		
Nestle S.A., Registered Shares	89	10,602
Health Care – 1.2%		
Alcon, Inc.	207	11,762
Industrials – 2.2%		
Ferguson plc	206	20,698
Total Switzerland – 4.5%		$43,062
Taiwan		
Information Technology – 2.0%		
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	235	19,062
Total Taiwan – 2.0%		$ 19,062
United Kingdom		
Consumer Staples – 1.9%		
Diageo plc	248	8,510
Unilever plc	150	$ 9,274
		17,784
Financials – 0.9%		
Prudential plc	585	8,387
Health Care – 2.0%		
AstraZeneca plc	107	11,645
AstraZeneca plc ADR	121	6,637
		18,282
Total United Kingdom – 4.8%		$44,453
United States		
Communication Services – 1.5%		
Facebook, Inc., Class A (A)	51	13,486
Consumer Discretionary – 8.3%		
Amazon.com, Inc. (A)	15	46,601
Darden Restaurants, Inc.	133	13,369
Dollar General Corp.	32	6,742
Home Depot, Inc. (The)	42	11,577
		78,289
Energy – 0.6%		
ConocoPhillips	168	5,520
Financials – 7.6%		
Citigroup, Inc.	219	9,452
CME Group, Inc.	39	6,604
Discover Financial Services	361	20,884
Goldman Sachs Group, Inc. (The)	62	12,398
JPMorgan Chase & Co.	92	8,881
Morgan Stanley	272	13,138
		71,357
Health Care – 8.0%		
Abbott Laboratories	189	20,583
HCA Holdings, Inc.	72	9,034
Johnson & Johnson	128	19,076
Thermo Fisher Scientific, Inc.	35	15,413
UnitedHealth Group, Inc.	36	11,193
		75,299
Industrials – 4.6%		
Eaton Corp.	139	14,153
Northrop Grumman Corp.	49	15,304
Union Pacific Corp.	70	13,721
		43,178
Information Technology – 24.9%		
Adobe, Inc. (A)	31	15,114
Ambarella, Inc. (A)	233	12,156
Apple, Inc.	287	33,280
Autodesk, Inc. (A)	20	4,659
Cisco Systems, Inc.	381	15,005
Fidelity National Information Services, Inc.	126	18,567

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Intuit, Inc.	60	$ 19,496
MasterCard, Inc., Class A	60	20,128
Microsoft Corp.	187	39,245
PayPal, Inc. (A)	134	26,314
VeriSign, Inc. (A)	27	5,621
Visa, Inc., Class A	113	22,679
		232,264
Total United States – 55.5%		$ 519,393
TOTAL COMMON STOCKS – 99.0%		$925,883
(Cost: $637,855)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (B) – 1.0%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%	8,967	$ 8,967
TOTAL SHORT-TERM SECURITIES – 1.0%		$ 8,967
(Cost: $8,967)		
TOTAL INVESTMENT SECURITIES –100.0%		$934,850
(Cost: $646,822)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		176
NET ASSETS – 100.0%		$935,026

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 27,797	$ 30,865	$ —
Consumer Discretionary	104,941	37,194	—
Consumer Staples	24,729	28,386	—
Energy	14,553	24,419	—
Financials	73,477	49,869	—
Health Care	81,936	40,083	—
Industrials	43,178	82,687	—
Information Technology	251,326	10,443	—
Total Common Stocks	$ 621,937	$303,946	$ —
Short-Term Securities	8,967	—	—
Total	$630,904	$303,946	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Information Technology	28.0%
Consumer Discretionary	15.2%
Industrials	13.4%
Financials	13.2%
Health Care	13.0%

Market Sector Diversification (Continued)

Communication Services	6.3%
Consumer Staples	5.7%
Energy	4.2%
Other+	1.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.4%
Master Note	0.4%
United States Government and Government Agency Obligations	98.7%
Cash and Other Assets (Net of Liabilities)	0.9%

SCHEDULE OF INVESTMENTS IVY GOVERNMENT MONEY MARKET FUND *(in thousands)*

CORPORATE OBLIGATIONS	Principal	Value
Master Note		
Toyota Motor Credit Corp. (1-Week U.S. LIBOR plus 25 bps), 0.350%, 10-7-20 (A)	$ 765	$ 765
Total Master Note – 0.4%		765
TOTAL CORPORATE OBLIGATIONS – 0.4%		$ 765
(Cost: $765)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

Treasury Bills (B) – 38.4%	Principal	Value
U.S. Treasury Bills:		
0.150%, 10-1-20	3,000	3,000
0.110%, 10-22-20	5,000	5,000
0.140%, 10-15-20	3,000	3,000
0.090%, 11-5-20	12,000	11,999
0.100%, 11-10-20	10,000	9,999
0.100%, 11-12-20	1,000	1,000
0.180%, 12-10-20	1,000	999
0.130%, 1-28-21	8,800	8,796
U.S. Treasury Cash Management Bills:		
0.140%, 10-6-20	10,000	10,000
0.140%, 10-13-20	1,500	1,500
0.140%, 10-20-20	1,000	1,000
0.140%, 10-27-20	2,500	2,500
0.190%, 11-17-20	4,000	3,999
0.140%, 12-22-20	2,000	1,999
0.100%, 1-5-21	5,000	4,998
0.120%, 2-16-21	7,000	6,997
		76,786

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Treasury Notes – 1.5%		
U.S. Treasury Notes (3-Month USTMMR plus 11.5 bps), 0.220%, 10-1-20 (A)	$ 2,000	$ 2,000
U.S. Treasury Notes (3-Month USTMMR plus 30 bps), 0.400%, 10-1-20 (A)	1,000	1,000
		3,000
United States Government Agency Obligations – 58.8%		
Federal Home Loan Bank (Secured Overnight Financing Rate plus 13 bps), 0.200%, 10-1-20 (A)	3,000	3,000
Federal National Mortgage Association, 0.490%, 10-30-20	1,000	1,002
U.S. International Development Finance Corp. (GTD by U.S. Government), 1.870%, 11-17-20	2,000	2,000
U.S. International Development Finance Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
0.130%, 10-7-20 (A)	90,792	90,792
0.140%, 10-7-20 (A)	7,500	7,500
0.150%, 10-7-20 (A)	9,508	9,508
1.000%, 4-9-21 (A)	1,000	1,000

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
United States Government Agency Obligations (Continued)		
0.260%, 9-30-21 (A)	$2,700	$ 2,700
		117,502
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 98.7%		$197,288
(Cost: $197,288)		
TOTAL INVESTMENT SECURITIES – 99.1%		$198,053
(Cost: $198,053)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		1,812
NET ASSETS – 100.0%		$199,865

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Rate shown is the yield to maturity at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 765	$ —
United States Government and Government Agency Obligations	—	197,288	—
Total	$ —	$198,053	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill
USTMMR = U.S. Treasury Money Market Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	7.4%
Consumer Discretionary	5.5%
Energy	1.6%
Financials	0.2%
Industrials	0.1%
Health Care	0.0%
Consumer Staples	0.0%
Bonds	89.9%
Corporate Debt Securities	64.0%
Loans	25.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.7%

Quality Weightings

Non-Investment Grade	89.9%
BB	6.2%
B	42.2%
CCC	35.2%
Below CCC	1.8%
Non-rated	4.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ and Equities	10.1%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (A)(B)(C)	219	$ —*
Casinos & Gaming – 2.5%		
New Cotai Participation Corp., Class B (A)(C)(D)	20,316	101,178
Education Services – 1.7%		
Laureate Education, Inc., Class A (A)	5,108	67,834
Hotels, Resorts & Cruise Lines – 1.3%		
Studio City International Holdings Ltd. ADR (A)	2,268	37,295
Studio City International Holdings Ltd. ADR (A)(D)	934	15,037
		52,332
Specialty Stores – 0.0%		
Party City Holdco, Inc. (A)(D)	240	611
Total Consumer Discretionary – 5.5%		221,955
Consumer Staples		
Agricultural Products – 0.0%		
ASG Warrant Corp. (A)(B)(C)(D)	20	—*
Pinnacle Agriculture Enterprises LLC (A)(C)(D)(E)	130	—*
		—*
Total Consumer Staples – 0.0%		—*
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy L.P. (A)(C)(D)	1,117	15,923
Westmoreland Coal Co. (A)	212	1,589
		17,512
Oil & Gas Drilling – 0.0%		
Vantage Drilling Company, Units (A)	5	7
Oil & Gas Equipment & Services – 0.0%		
Larchmont Resources LLC (A)(B)(C)(D)(E)	18	734
Oil & Gas Exploration & Production – 0.0%		
Bellatrix Exploration Ltd. (A)(B)(C)(E)	2,856	—*
Sabine Oil & Gas Corp. (A)(D)	5	75
		75
Total Energy – 0.4%		18,328
Financials		
Specialized Finance – 0.2%		
Maritime Finance Co. Ltd. (A)(B)(C)(D)	1,750	8,260
Total Financials – 0.2%		8,260

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Pharmaceuticals – 0.0%		
Advanz Pharma Corp. (A)(E)	297	$ 1,495
Total Health Care – 0.0%		1,495
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (A)(B)(C)(D)	19,683	—*
Construction & Engineering – 0.1%		
McDermott International, Inc. (A)(C)	128	—*
McDermott International, Inc. (A)	2,442	5,860
		5,860
Total Industrials – 0.1%		5,860
TOTAL COMMON STOCKS – 6.2%		$255,898
(Cost: $418,900)		

PREFERRED STOCKS		
Energy		
Oil & Gas Exploration & Production – 1.2%		
Targa Resources Corp., 9.500% (A)(D)	47	49,423
Total Energy – 1.2%		49,423
TOTAL PREFERRED STOCKS – 1.2%		$ 49,423
(Cost: $52,454)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Broadcasting – 1.4%		
Clear Channel International B.V., 6.625%, 8-1-25 (G)	$ 2,812	2,874
Clear Channel Outdoor Holdings, Inc., 5.125%, 8-15-27 (G)	30,428	29,219
Clear Channel Worldwide Holdings, Inc., 9.250%, 2-15-24	22,859	22,160
		54,253
Cable & Satellite – 5.8%		
Altice Financing S.A., 5.000%, 1-15-28 (G)	2,544	2,471
Altice France Holding S.A.:		
10.500%, 5-15-27 (G)	61,837	68,717
6.000%, 2-15-28 (G)	33,946	32,377
Altice France S.A.:		
7.375%, 5-1-26 (G)	8,210	8,603
8.125%, 2-1-27 (G)	35,428	38,606
CSC Holdings LLC:		
5.375%, 2-1-28 (G)	1,790	1,891
5.750%, 1-15-30 (G)	7,623	8,101

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
DISH DBS Corp.:		
5.875%, 11-15-24	$ 11,208	$ 11,542
7.750%, 7-1-26	17,979	19,765
7.375%, 7-1-28 (G)	3,751	3,864
GCI LLC, 4.750%, 10-15-28 (G)	3,703	3,749
VTR Comunicaciones S.p.A., 5.125%, 1-15-28 (G)	15,003	15,511
VTR Finance B.V., 6.375%, 7-15-28 (G)	14,317	15,033
		230,230
Integrated Telecommunication Services – 5.9%		
Cablevision Lightpath LLC, 5.625%, 9-15-28 (G)	5,888	5,983
Consolidated Communications, Inc., 6.500%, 10-1-28 (G)	11,218	11,442
Frontier Communications Corp.:		
6.875%, 1-15-25 (F)	33,503	12,696
11.000%, 9-15-25 (F)	51,015	21,426
8.500%, 4-1-26 (F)(G)	64,051	64,628
Northwest Fiber LLC, 10.750%, 6-1-28 (G)	4,753	5,181
West Corp., 8.500%, 10-15-25 (G)	92,721	80,641
Windstream Escrow LLC, 7.750%, 8-15-28 (G)	37,156	36,506
		238,503
Publishing – 0.4%		
MDC Partners, Inc., 6.500%, 5-1-24 (G)	18,271	16,672
Wireless Telecommunication Service – 2.8%		
Digicel Group Ltd., 8.750%, 5-25-24 (G)	7,539	7,567
Digicel Group Ltd. (5.000% Cash and 3.000% PIK), 8.000%, 4-1-25 (G)(H)	3,414	1,195
Digicel Group Ltd. (7.000% Cash or 7.000% PIK), 7.000%, 10-1-68 (G)(H)	3,056	367
Digicel International Finance Ltd.:		
8.750%, 5-25-24 (G)	53,389	53,589
8.000%, 12-31-26 (G)	3,010	2,318
Digicel International Finance Ltd. (6.000% Cash and 7.000% PIK), 13.000%, 12-31-25 (G)(H)(I)	3,819	3,484
Digicel International Finance Ltd. (8.000% Cash and 2.000% PIK or 10.000% PIK), 10.000%, 4-1-24 (H)	25,632	19,640
Digicel Ltd., 6.750%, 3-1-23 (G)	35,652	22,461
		110,621
Total Communication Services – 16.3%		650,279

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.7%		
Abercrombie & Fitch Management Co. (GTD by Abercrombie & Fitch Co.),		
8.750%, 7-15-25 (G)	$ 13,126	$ 13,815
L Brands, Inc.:		
6.875%, 7-1-25 (G)	1,868	2,017
9.375%, 7-1-25 (G)	3,365	3,861
6.625%, 10-1-30 (G)	7,407	7,537
		27,230
Automobile Manufacturers – 0.4%		
Ford Motor Co.:		
8.500%, 4-21-23	7,471	8,143
9.000%, 4-22-25	7,471	8,566
		16,709
Automotive Retail – 1.1%		
Asbury Automotive Group, Inc.:		
4.500%, 3-1-28 (G)	12,173	12,249
4.750%, 3-1-30 (G)	12,624	12,718
Ken Garff Automotive LLC,		
4.875%, 9-15-28 (G)	3,703	3,643
Lithia Motors, Inc.,		
4.375%, 1-15-31	5,922	5,922
Sonic Automotive, Inc.,		
6.125%, 3-15-27	6,881	7,104
		41,636
Casinos & Gaming – 3.5%		
Boyd Gaming Corp.:		
8.625%, 6-1-25 (G)	3,736	4,096
4.750%, 12-1-27	11,367	11,154
Colt Merger Sub, Inc.:		
6.250%, 7-1-25 (G)	15,005	15,643
8.125%, 7-1-27 (G)	23,479	24,888
Everi Payments, Inc.,		
7.500%, 12-15-25 (G)	20,078	19,676
Gateway Casinos & Entertainment Ltd.,		
8.250%, 3-1-24 (G)	16,434	13,887
Golden Nugget, Inc.,		
6.750%, 10-15-24 (G)	24,265	20,261
Scientific Games International, Inc. (GTD by Scientific Games Corp.):		
5.000%, 10-15-25 (G)	5,096	5,128
7.000%, 5-15-28 (G)	1,513	1,517
7.250%, 11-15-29 (G)	1,513	1,535
Wynn Macau Ltd.:		
4.875%, 10-1-24 (G)	5,405	5,331
5.500%, 10-1-27 (G)	13,880	13,463
		136,579
Education Services – 0.5%		
Laureate Education, Inc.,		
8.250%, 5-1-25 (G)	19,439	20,605
Hotels, Resorts & Cruise Lines – 1.4%		
Boyne USA, Inc.,		
7.250%, 5-1-25 (G)	15,111	15,791

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hotels, Resorts & Cruise Lines (Continued)		
Carnival Corp.:		
10.500%, 2-1-26 (G)	$ 1,673	$ 1,853
9.875%, 8-1-27 (G)	7,429	7,852
NCL Corp. Ltd.:		
12.250%, 5-15-24 (G)	13,270	14,863
10.250%, 2-1-26 (G)	8,932	9,306
POWDR Corp.,		
6.000%, 8-1-25 (G)	3,719	3,803
		53,468
Leisure Facilities – 0.5%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC,		
5.375%, 4-15-27	12,760	12,696
Live Nation Entertainment, Inc.,		
4.750%, 10-15-27 (G)	7,543	7,065
Six Flags Theme Parks, Inc.,		
7.000%, 7-1-25 (G)	1,496	1,591
		21,352
Specialized Consumer Services – 0.5%		
Nielsen Finance LLC and Nielsen Finance Co.:		
5.625%, 10-1-28 (G)	11,107	11,413
5.875%, 10-1-30 (G)	9,256	9,580
		20,993
Specialty Stores – 3.5%		
Michaels Stores, Inc.:		
8.000%, 7-15-27 (G)(I)	15,613	16,315
4.750%, 10-1-27 (G)	3,704	3,672
Party City Holdings, Inc. (5.000% Cash and 5.000% PIK),		
10.000%, 8-15-26 (G)(H)	1,273	1,082
Party City Holdings, Inc. (6-Month U.S. LIBOR plus 500 bps),		
5.750%, 7-15-25 (G)(J)	2,356	1,720
Staples, Inc.:		
7.500%, 4-15-26 (G)	93,592	86,241
10.750%, 4-15-27 (G)	42,211	33,848
		142,878
Total Consumer Discretionary – 12.1%		481,450
Consumer Staples		
Packaged Foods & Meats – 2.1%		
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (G)	5,439	5,541
5.875%, 9-30-27 (G)	19,457	20,089
Post Holdings, Inc.,		
5.750%, 3-1-27 (G)	21,500	22,602
Simmons Foods, Inc.,		
5.750%, 11-1-24 (G)	34,662	34,698
		82,930
Total Consumer Staples – 2.1%		82,930

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Oil & Gas Drilling – 0.5%		
KCA Deutag UK Finance plc,		
7.250%, 5-15-21 (G)	$ 31,548	$ 14,748
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (F)(G)(K)	64,569	5,811
Offshore Group Investment Ltd.,		
0.000%, 12-1-21 (C)(D)(L)	20,035	—*
		20,559
Oil & Gas Equipment & Services – 0.1%		
Nine Energy Service, Inc.,		
8.750%, 11-1-23 (G)	11,591	3,477
Oil & Gas Exploration & Production – 4.0%		
Bellatrix Exploration Ltd.,		
8.500%, 9-11-23 (B)(F)	6,693	—*
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK),		
9.500%, 12-15-23 (B)(F)(H)	7,293	—*
Comstock Resources, Inc.,		
9.750%, 8-15-26	1,858	1,905
Crownrock L.P.,		
5.625%, 10-15-25 (G)	41,592	39,200
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (G)	15,582	15,465
5.750%, 1-30-28 (G)	11,167	11,223
Endeavor Energy Resources L.P. and EER Finance, Inc.,		
6.625%, 7-15-25 (G)	3,958	4,067
EQT Corp.,		
7.875%, 2-1-25 (K)	6,102	6,764
Laredo Petroleum, Inc.:		
9.500%, 1-15-25	22,631	13,486
10.125%, 1-15-28 (I)	15,088	8,902
QEP Resources, Inc.:		
5.250%, 5-1-23	7,538	5,484
5.625%, 3-1-26	6,551	3,718
Sanchez Energy Corp.,		
0.000%, 2-15-23 (C)(D)(L)	3,888	—*
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (G)	33,902	33,107
5.375%, 9-30-25 (G)	11,912	11,272
		154,593
Oil & Gas Refining & Marketing – 2.0%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24	8,071	2,300
6.375%, 7-1-26	2,319	568
Comstock Escrow Corp.,		
9.750%, 8-15-26	63,236	65,051
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5-1-24 (F)(G)	7,688	1
8.000%, 2-15-25 (F)(G)	8,197	1
7.750%, 5-15-26 (F)(G)	11,584	2,534
PBF Holding Co. LLC:		
9.250%, 5-15-25 (G)	4,687	4,804
6.000%, 2-15-28 (G)	7,548	5,065
		80,324

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Storage & Transportation – 0.4%		
Crestwood Midstream Partners L.P. and Crestwood Midstream Finance Corp., 6.250%, 4-1-23	$ 7,436	$ 7,269
Rattler Midstream L.P., 5.625%, 7-15-25 (G)	7,438	7,494
		14,763
Total Energy – 7.0%		**273,716**
Financials		
Consumer Finance – 0.8%		
Alliance Data Systems Corp., 4.750%, 12-15-24 (G)	20,213	18,946
CURO Group Holdings Corp., 8.250%, 9-1-25 (G)	17,345	14,526
		33,472
Financial Exchanges & Data – 0.8%		
Refinitiv U.S. Holdings, Inc., 8.250%, 11-15-26 (G)	27,546	30,197
Insurance Brokers – 3.2%		
Ardonagh Midco 2 plc, 11.500%, 1-15-27 (G)	31,782	32,100
NFP Corp.:		
7.000%, 5-15-25 (G)	7,468	7,916
6.875%, 8-15-28 (G)	85,565	86,493
		126,509
Investment Banking & Brokerage – 0.5%		
INTL FCStone, Inc., 8.625%, 6-15-25 (G)	18,625	20,115
Property & Casualty Insurance – 0.6%		
Amwins Group, Inc., 7.750%, 7-1-26 (G)	23,439	25,080
Specialized Finance – 1.9%		
BCPE Cycle Merger Sub II, Inc., 10.625%, 7-15-27 (G)	30,481	32,310
Compass Group Diversified Holdings LLC, 8.000%, 5-1-26 (G)	41,630	43,712
		76,022
Thrifts & Mortgage Finance – 0.7%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.375%, 6-15-25 (G)	29,262	28,311
Total Financials – 8.5%		**339,706**
Health Care		
Health Care Facilities – 1.7%		
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc., 9.750%, 12-1-26 (G)	25,140	26,711

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care Facilities (Continued)		
Surgery Center Holdings, Inc., 10.000%, 4-15-27 (G)	$37,638	$ 40,085
		66,796
Health Care Services – 0.7%		
Heartland Dental LLC, 8.500%, 5-1-26 (G)	28,417	28,275
Health Care Technology – 1.5%		
Verscend Holding Corp., 9.750%, 8-15-26 (G)	55,280	60,105
Pharmaceuticals – 1.9%		
Advanz Pharma Corp., 8.000%, 9-6-24 (I)	2,610	2,538
Bausch Health Cos., Inc.:		
9.000%, 12-15-25 (G)	5,419	5,895
9.250%, 4-1-26 (G)	15,514	17,065
8.500%, 1-31-27 (G)	29,724	32,659
Par Pharmaceutical, Inc., 7.500%, 4-1-27 (G)	16,977	17,787
		75,944
Total Health Care – 5.8%		**231,120**
Industrials		
Aerospace & Defense – 5.0%		
Arconic Rolled Products Corp., 6.125%, 2-15-28 (G)	3,019	3,100
TransDigm UK Holdings plc, 6.875%, 5-15-26	13,157	13,222
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.500%, 5-15-25	7,918	7,893
6.250%, 3-15-26 (G)	21,492	22,536
6.375%, 6-15-26	13,934	13,989
7.500%, 3-15-27	15,351	15,939
5.500%, 11-15-27	37,552	36,089
Wolverine Escrow LLC:		
8.500%, 11-15-24 (G)	41,229	33,808
9.000%, 11-15-26 (G)	60,140	49,615
13.125%, 11-15-27 (G)	4,540	3,178
		199,369
Diversified Support Services – 0.3%		
Ahern Rentals, Inc., 7.375%, 5-15-23 (G)	25,226	13,370
Environmental & Facilities Services – 0.4%		
GFL Environmental, Inc.:		
7.000%, 6-1-26 (G)	8,319	8,770
8.500%, 5-1-27 (G)	3,210	3,483
Waste Pro USA, Inc., 5.500%, 2-15-26 (G)	2,140	2,165
		14,418
Security & Alarm Services – 0.6%		
APX Group, Inc. (GTD by APX Group Holdings, Inc.), 7.625%, 9-1-23 (I)	10,650	10,757

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Security & Alarm Services (Continued)		
Prime Security Services Borrower LLC and Prime Finance, Inc., 6.250%, 1-15-28 (G)	$ 11,319	$ 11,460
		22,217
Total Industrials—6.3%		**249,374**
Information Technology		
Application Software – 1.8%		
Kronos Acquisition Holdings, Inc., 9.000%, 8-15-23 (G)	71,958	72,948
Data Processing & Outsourced Services – 0.2%		
j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7-15-25 (G)	7,864	8,179
Electronic Equipment & Instruments – 0.8%		
NCR Corp.:		
8.125%, 4-15-25 (G)	5,982	6,612
5.750%, 9-1-27 (G)	4,162	4,351
5.000%, 10-1-28 (G)	11,115	11,101
6.125%, 9-1-29 (G)	5,323	5,624
5.250%, 10-1-30 (G)	3,706	3,706
		31,394
IT Consulting & Other Services – 0.2%		
Sabre GLBL, Inc. (GTD by Sabre Holdings Corp.):		
9.250%, 4-15-25 (G)	3,740	4,116
7.375%, 9-1-25 (G)	1,481	1,496
		5,612
Total Information Technology – 3.0%		**118,133**
Materials		
Aluminum – 0.6%		
Constellium N.V., 5.875%, 2-15-26 (G)	13,497	13,848
Constellium SE, 5.625%, 6-15-28 (G)	5,000	5,094
Novelis Corp. (GTD by Novelis, Inc.), 4.750%, 1-30-30 (G)	6,034	5,889
		24,831
Commodity Chemicals – 0.8%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (G)	19,673	19,532
5.250%, 6-1-27 (G)	10,218	9,617
		29,149
Construction Materials – 1.0%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (G)	39,721	38,827
Metal & Glass Containers – 0.5%		
ARD Finance S.A. (6.500% Cash or 7.250% PIK), 6.500%, 6-30-27 (G)(H)	11,358	11,299

SEPTEMBER 30, 2020 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (G)	$ 3,257	$ 3,318
7.625%, 1-15-25 (G)	4,887	4,973
		19,590
Total Materials – 2.9%		112,397
TOTAL CORPORATE DEBT SECURITIES – 64.0%		$2,539,105
(Cost: $2,729,109)		

LOANS (J)		
Communication Services		
Advertising – 0.4%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
7.500%, 7-25-22	16,170	15,516
Broadcasting – 0.8%		
Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps),		
3.761%, 8-21-26	36,149	32,814
Integrated Telecommunication Services – 3.3%		
Consolidated Communications, Inc.,		
0.000%, 10-18-27 (M)	14,812	14,641
Northwest Fiber LLC (ICE LIBOR plus 550 bps),		
5.656%, 5-1-27	36,322	36,231
West Corp. (3-Month ICE LIBOR plus 400 bps),		
5.000%, 10-10-24	68,706	62,186
Windstream Services LLC,		
0.000%, 8-11-27 (M)	14,433	13,934
		126,992
Publishing – 0.4%		
Recorded Books, Inc. (ICE LIBOR plus 425 bps),		
4.156%, 8-31-25	13,531	13,413
Wireless Telecommunication Service – 0.3%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps),		
3.800%, 5-27-24	15,310	13,406
Total Communication Services – 5.2%		202,141
Consumer Discretionary		
Apparel Retail – 0.8%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps),		
8.000%, 11-28-22	23,562	18,536
TRLG Intermediate Holdings LLC,		
10.000%, 10-27-22 (B)(F)	26,117	11,422
		29,958

LOANS (J) (Continued)	Principal	Value
Casinos & Gaming – 0.1%		
New Cotai LLC (14.000% Cash or 14.000% PIK),		
14.000%, 9-10-25 (H)	$ 5,298	$ 5,242
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps),		
5.000%, 5-15-23	14,883	14,768
Leisure Facilities – 0.6%		
United PF Holdings LLC (ICE LIBOR plus 400 bps),		
4.220%, 12-30-26	20,650	17,991
United PF Holdings LLC (ICE LIBOR plus 850 bps),		
9.500%, 11-12-26 (C)	5,129	5,078
		23,069
Restaurants – 0.0%		
NPC International, Inc. (ICE LIBOR plus 750 bps),		
8.500%, 4-18-25 (F)	22,640	1,041
Specialized Consumer Services – 0.3%		
Asurion LLC (ICE LIBOR plus 600 bps),		
6.647%, 8-4-25	10,959	10,961
Specialty Stores – 2.8%		
Academy Sports + Outdoors (ICE LIBOR plus 400 bps),		
5.000%, 7-2-22	19,089	18,622
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps),		
6.000%, 10-16-23	26,181	22,279
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps),		
10.250%, 5-21-24 (C)	24,512	19,119
Party City Holdings, Inc.,		
0.000%, 8-19-22 (M)	10,155	8,251
Party City Holdings, Inc. (ICE LIBOR plus 250 bps),		
3.250%, 8-19-22	9,017	7,327
Staples, Inc. (ICE LIBOR plus 500 bps),		
5.251%, 4-12-26	33,985	31,531
		107,129
Textiles – 0.6%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps),		
4.397%, 6-15-25	24,899	23,883
Total Consumer Discretionary – 5.6%		216,051
Consumer Staples		
Packaged Foods & Meats – 0.1%		
Shearer's Foods LLC (ICE LIBOR plus 400 bps),		
4.750%, 9-14-27	5,743	5,697
Total Consumer Staples – 0.1%		5,697

LOANS (J) (Continued)	Principal	Value
Energy		
Coal & Consumable Fuels – 0.6%		
Foresight Energy LLC (ICE LIBOR plus 800 bps),		
9.500%, 6-29-27	$ 9,394	$ 9,897
Westmoreland Coal Co. (ICE LIBOR plus 650 bps),		
9.250%, 3-15-22	2,937	2,644
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK),		
15.000%, 3-15-29 (H)	15,484	8,516
		21,057
Oil & Gas Drilling – 0.0%		
KCA Deutag U.S. Finance LLC (ICE LIBOR plus 675 bps),		
7.750%, 2-28-23	431	197
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (11.000% Cash or 11.000% PIK),		
11.000%, 8-9-21 (B)(C)(H)	13,792	5,517
Oil & Gas Exploration & Production – 0.1%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps),		
11.375%, 12-31-21 (F)	15,000	288
California Resources Corp. (ICE LIBOR plus 475 bps),		
5.750%, 12-31-22 (F)	11,612	4,177
		4,465
Oil & Gas Storage & Transportation – 0.6%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps),		
5.260%, 3-1-26	34,400	24,252
Total Energy – 1.4%		55,488
Financials		
Asset Management & Custody Banks – 0.6%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps),		
6.895%, 7-20-26	24,780	23,626
Property & Casualty Insurance – 0.9%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps),		
4.647%, 2-28-25	36,950	33,947
Specialized Finance – 0.6%		
Gulf Finance LLC (ICE LIBOR plus 525 bps),		
6.250%, 8-25-23	33,039	23,210
Lealand Finance Co. B.V.,		
0.000%, 6-30-24 (C)(M)	123	105
Lealand Finance Co. B.V. (ICE LIBOR plus 300 bps),		
3.147%, 6-30-24 (C)	441	380
		23,695
Total Financials – 2.1%		81,268

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

LOANS (J) (Continued)	Principal	Value
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 10.675%, 10-1-25	$ 3,873	$ 3,350
Health Care Facilities – 0.1%		
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 4.250%, 8-31-24	5,521	5,189
Surgery Center Holdings, Inc. (ICE LIBOR plus 800 bps), 9.000%, 8-31-24	1,826	1,842
		7,031
Health Care Services – 2.2%		
Heartland Dental LLC (ICE LIBOR plus 375 bps), 3.647%, 4-30-25	39,456	36,234
U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps), 5.147%, 6-26-26	50,908	49,521
		85,755
Health Care Technology – 0.3%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 4.647%, 8-27-25	10,333	10,217
Pharmaceuticals – 0.3%		
Advanz Pharma Corp. Ltd., 0.000%, 9-6-24 (M)	1,486	1,440
Concordia International Corp. (ICE LIBOR plus 550 bps), 6.500%, 9-6-24	6,907	6,691
Endo Luxembourg Finance Co. I S.a.r.l. (ICE LIBOR plus 425 bps), 5.000%, 4-27-24	3,722	3,536
		11,667
Total Health Care – 3.0%		118,020
Industrials		
Building Products – 0.4%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.000%, 3-27-22	19,651	15,721
Construction & Engineering – 0.7%		
McDermott Technology Americas, Inc. (ICE LIBOR plus 400 bps), 1.147%, 6-30-25 (F)	5,522	4,123
McDermott Technology Americas, Inc. (ICE LIBOR plus 500 bps), 0.000%, 5-10-25 (F)(M)	16,196	4,778
Construction & Engineering (Continued)		
Tensar International Corp. (ICE LIBOR plus 850 bps), 9.500%, 7-10-22	$18,232	$ 15,361
WaterBridge Midstream Operating LLC, 0.000%, 6-21-26 (M)	4,031	3,343
		27,605
Industrial Conglomerates – 0.8%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.500%, 10-20-22	31,082	30,823
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.500%, 10-20-23	2,967	2,855
		33,678
Industrial Machinery – 1.4%		
Form Technologies LLC (ICE LIBOR plus 325 bps), 4.250%, 1-28-22	12,743	11,415
Form Technologies LLC (ICE LIBOR plus 850 bps), 9.500%, 1-30-23	75,652	42,668
		54,083
Total Industrials – 3.3%		131,087
Information Technology		
Application Software – 0.6%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 8.000%, 9-19-25	12,484	12,614
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 400 bps), 4.750%, 5-3-26	7,279	7,253
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 675 bps), 7.500%, 5-3-27	3,857	3,921
		23,788
Communications Equipment – 1.0%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 4.656%, 11-30-25	34,838	29,666
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 8.906%, 11-30-26	16,995	8,939
		38,605
Data Processing & Outsourced Services – 1.6%		
Cardtronics USA, Inc. (ICE LIBOR plus 400 bps), 5.000%, 6-24-27 (C)	12,365	12,303
CommerceHub, Inc. (ICE LIBOR plus 375 bps), 3.647%, 5-21-25	18,441	17,980
Data Processing & Outsourced Services (Continued)		
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), 8.250%, 5-1-25	$20,995	$ 10,783
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), 4.000%, 5-1-24	28,172	24,142
		65,208
Internet Services & Infrastructure – 0.6%		
Informatica LLC, 7.125%, 2-25-25 (P)	24,325	24,670
IT Consulting & Other Services – 0.6%		
Milano Acquisition Corp., 0.000%, 8-17-27 (M)	25,397	25,080
Total Information Technology – 4.4%		177,351
Materials		
Construction Materials – 0.8%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 4.147%, 5-31-25	34,355	33,530
Total Materials – 0.8%		33,530
TOTAL LOANS – 25.9%		$1,020,633
(Cost: $1,207,014)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (O) – 3.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (N)	11,812	11,812
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	125,881	125,881
		137,693
TOTAL SHORT-TERM SECURITIES – 3.5%		$ 137,693
(Cost: $137,693)		
TOTAL INVESTMENT SECURITIES – 100.8%		$4,002,752
(Cost: $4,545,170)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		(30,904)
NET ASSETS – 100.0%		$ 3,971,848

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND (in thousands)

SEPTEMBER 30, 2020 (UNAUDITED)

(C)Securities whose value was determined using significant unobservable inputs.

(D)Restricted securities. At September 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
ASG Warrant Corp.	5-31-18	20	$ 1,206	$ —*
BIS Industries Ltd.	12-22-17	19,683	1,853	—*
Foresight Energy L.P.	6-30-20	1,117	21,918	15,923
Larchmont Resources LLC	12-8-16	18	6,189	734
Maritime Finance Co. Ltd.	9-19-13	1,750	26,196	8,260
New Cotai Participation Corp., Class B	9-29-20	20,316	194,452	101,178
Party City Holdco, Inc.	7-30-20	240	419	611
Pinnacle Agriculture Enterprises LLC	3-10-17	130	22,291	—*
Sabine Oil & Gas Corp.	12-7-16	5	232	75
Studio City International Holdings Ltd. ADR	8-5-20	934	14,538	15,037
Targa Resources Corp., 9.500%	10-24-17	47	52,454	49,423
		Principal		
Offshore Group Investment Ltd., 0.000%, 12-01-21	9-17-20	$20,035	—	—*
Sanchez Energy Corp., 0.000%, 02-15-23	6-30-20	3,888	—	—*
			$341,748	$191,241

The total value of these securities represented 4.8% of net assets at September 30, 2020.

(E)Listed on an exchange outside the United States.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $2,162,417 or 54.4% of net assets.

(H)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(I)All or a portion of securities with an aggregate value of $11,546 are on loan.

(J)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(K)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(L)Zero coupon bond.

(M)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N)Investment made with cash collateral received from securities on loan.

(O)Rate shown is the annualized 7-day yield at September 30, 2020.

(P)At September 30, 2020, the rate shown is a fixed interest rate.

SEPTEMBER 30, 2020 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 67,834	$ 52,943	$ 101,178
Consumer Staples	—	—	—*
Energy	7	1,664	16,657
Financials	—	—	8,260
Health Care	—	1,495	—
Industrials	5,860	—	—*
Total Common Stocks	$ 73,701	$ 56,102	$126,095
Preferred Stocks	—	49,423	—
Corporate Debt Securities	—	2,539,105	—*
Loans	—	978,131	42,502
Short-Term Securities	137,693	—	—
Total	$ 211,394	$3,622,761	$168,597

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt	Loans
Beginning Balance 4-1-20	$ 14,392	$—*	$ —	$ 277,146
Net realized gain (loss)	(19,554)	2	—	(1,579)
Net change in unrealized appreciation (depreciation)	(68,175)	—	317	10,177
Purchases	194,527	—	(317)	17,206
Sales	(537)	(2)	—	(27,018)
Amortization/Accretion of premium/discount	—	—	—	(42)
Transfers into Level 3 during the period	5,442	—	—	5,698
Transfers out of Level 3 during the period	—	—	—	(239,086)
Ending Balance 9-30-20	$126,095	$—	$ —*	$ 42,502
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-20	$ (68,175)	$—	$ —*	$ 7,263

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-20	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 734	Third-party valuation service	Broker quote	N/A
	8,260	Market approach	Adjusted book value multiple	1.00x
	15,923	Market approach	Illiquidity discount	30.00%
	101,178	Market approach	Illiquidity discount	10.00%
Corporate Debt	—*	Cost approach	Cost of position	0
Loans	42,502	Third-party vendor pricing service	Broker quotes	N/A

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	96.9%
Health Care	14.6%
Industrials	14.0%
Consumer Discretionary	12.8%
Consumer Staples	12.5%
Financials	11.5%
Information Technology	8.2%
Materials	7.4%
Communication Services	6.0%
Energy	5.6%
Real Estate	2.7%
Utilities	1.6%
Bonds	1.2%
Other Government Securities	1.2%
Liabilities (Net of Cash and Other Assets). and Cash Equivalents+	1.9%

Country Weightings

Europe	62.8%
Germany	15.8%
France	14.2%
United Kingdom	12.4%
Switzerland	7.7%
Netherlands	4.0%
Other Europe	8.7%
Pacific Basin	27.9%
Japan	14.7%
China	3.9%
Australia	3.8%
Other Pacific Basin	5.5%
North America	7.4%
Canada	5.6%
Other North America	1.8%
Liabilities (Net of Cash and Other Assets). and Cash Equivalents+	1.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
SAP AG	Germany	Information Technology	Application Software
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Merck KGaA	Germany	Health Care	Pharmaceuticals
DNB ASA	Norway	Financials	Diversified Banks
Newcrest Mining Ltd.	Australia	Materials	Gold
SPDR Gold Trust	United States	Materials	Gold
Anglo American plc	United Kingdom	Materials	Diversified Metals & Mining
Schneider Electric S.A.	France	Industrials	Electrical Components & Equipment
Airbus SE	France	Industrials	Aerospace & Defense

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Australia		
Consumer Staples – 0.7%		
Treasury Wine Estates Ltd.	2,749	$ 17,663
Financials – 1.1%		
Australia and New Zealand Banking Group Ltd.	2,285	28,502
Materials – 2.0%		
Newcrest Mining Ltd.	2,266	51,377
Total Australia – 3.8%		$ 97,542
Canada		
Consumer Discretionary – 2.1%		
Canada Goose Holdings, Inc. (A)(B)	863	27,757
Dollarama, Inc.	764	29,296
		57,053
Energy – 2.6%		
Canadian Natural Resources Ltd.	1,806	28,929
Seven Generations Energy Ltd., Class A (A)	7,092	19,120
Suncor Energy, Inc.	1,635	19,962
		68,011
Materials – 0.9%		
Teck Cominco Ltd.	1,621	22,572
Total Canada – 5.6%		$147,636
China		
Consumer Discretionary – 2.9%		
Alibaba Group Holding Ltd. (A)	1,198	43,995
Gree Electric Appliances, Inc. of Zhuhai, A Shares	3,885	30,709
		74,704
Consumer Staples – 1.0%		
Wens Foodstuffs Group Co. Ltd., Class A	8,866	25,629
Total China – 3.9%		$100,333
Denmark		
Health Care – 1.3%		
Novo Nordisk A/S ADR	123	8,537
Novo Nordisk A/S, Class B	390	27,022
		35,559
Industrials – 1.5%		
A.P. Moller – Maersk A/S	18	28,909
A.P. Moller – Maersk A/S, Class A	7	10,702
		39,611
Total Denmark – 2.8%		$ 75,170
France		
Communication Services – 2.3%		
Orange S.A.	2,682	$ 27,932
Ubisoft Entertainment S.A. (A)	382	34,462
		62,394
Consumer Staples – 2.8%		
Carrefour S.A.	2,835	45,297
Pernod Ricard S.A.	180	28,765
		74,062
Energy – 1.4%		
Total S.A. (B)	1,059	36,363
Financials – 0.9%		
BNP Paribas S.A.	622	22,504
Industrials – 3.6%		
Airbus SE	667	48,352
Schneider Electric S.A.	392	48,723
		97,075
Information Technology – 1.6%		
Cap Gemini S.A.	330	42,297
Utilities – 1.6%		
ENGIE	3,185	42,563
Total France – 14.2%		$377,258
Germany		
Communication Services – 0.8%		
Deutsche Telekom AG, Registered Shares	1,227	20,425
Consumer Discretionary – 2.5%		
adidas AG	95	30,711
Continental AG	309	33,458
		64,169
Consumer Staples – 1.1%		
Beiersdorf Aktiengesellschaft	263	29,858
Financials – 1.4%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	142	36,176
Health Care – 4.9%		
Bayer AG	507	31,277
Fresenius Medical Care AG & Co. KGaA	439	37,131
Merck KGaA	410	59,712
		128,120
Industrials – 1.0%		
Hochtief Aktiengesellschaft	340	26,386
Information Technology – 2.5%		
SAP AG	425	66,235
Real Estate – 1.6%		
Deutsche Wohnen AG	838	$ 41,877
Total Germany – 15.8%		$ 413,246
Hong Kong		
Financials – 1.7%		
AIA Group Ltd.	4,527	45,002
Total Hong Kong – 1.7%		$ 45,002
India		
Energy – 1.2%		
Reliance Industries Ltd.	1,041	31,582
Total India – 1.2%		$ 31,582
Ireland		
Materials – 0.9%		
CRH plc	692	24,946
Total Ireland – 0.9%		$ 24,946
Japan		
Communication Services – 0.6%		
Dentsu Group, Inc.	512	15,118
Consumer Discretionary – 3.8%		
Isuzu Motors Ltd.	3,331	29,131
Subaru Corp. (B)	2,074	40,255
Zozo, Inc.	1,133	31,616
		101,002
Consumer Staples – 3.0%		
Asahi Breweries Ltd.	1,056	36,801
Seven & i Holdings Co. Ltd.	1,311	40,742
		77,543
Financials – 1.1%		
ORIX Corp.	2,378	29,702
Health Care – 1.2%		
Terumo Corp.	800	31,864
Industrials – 2.5%		
SMC Corp.	75	41,654
Taisei Corp.	673	22,769
		64,423
Information Technology – 1.4%		
Shimadzu Corp.	1,229	37,406
Real Estate – 1.1%		
Mitsubishi Estate Co. Ltd.	1,910	28,930
Total Japan – 14.7%		$385,988
Luxembourg		
Energy – 0.4%		
Tenaris S.A.	997	4,968

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Energy (Continued)		
Tenaris S.A. ADR (B)	656	$ 6,461
		11,429
Total Luxembourg – 0.4%		$ 11,429
Netherlands		
Consumer Discretionary – 1.5%		
Prosus N.V. (A)	427	39,413
Health Care – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	712	33,619
Industrials – 1.2%		
Randstad Holding N.V.	615	32,088
Total Netherlands – 4.0%		$105,120
Norway		
Financials – 2.0%		
DNB ASA (A)	3,755	52,313
Total Norway – 2.0%		$ 52,313
Singapore		
Communication Services – 1.0%		
Singapore Telecommunications Ltd.	16,907	26,461
Total Singapore – 1.0%		$ 26,461
South Korea		
Information Technology – 1.6%		
Samsung Electronics Co. Ltd.	830	41,222
Total South Korea – 1.6%		$ 41,222
Sweden		
Industrials – 1.4%		
Epiroc AB, Class A	2,013	29,159
Epiroc AB, Class B	574	7,972
		37,131
Total Sweden – 1.4%		$ 37,131

COMMON STOCKS (Continued)	Shares	Value
Switzerland		
Consumer Staples – 2.4%		
Nestle S.A., Registered Shares	543	$ 64,663
Health Care – 3.6%		
Alcon, Inc.	512	29,055
Roche Holdings AG, Genusscheine	192	65,718
		94,773
Industrials – 1.7%		
Ferguson plc	444	44,637
Total Switzerland – 7.7%		$ 204,073
United Kingdom		
Communication Services – 1.3%		
WPP Group plc	4,295	33,730
Consumer Staples – 1.5%		
British American Tobacco plc	1,078	38,684
Financials – 3.3%		
Legal & General Group plc	18,304	44,652
Lloyds Banking Group plc	32,563	11,055
Prudential plc	2,239	32,133
		87,840
Health Care – 2.3%		
GlaxoSmithKline plc	2,032	38,094
GlaxoSmithKline plc ADR	579	21,783
		59,877
Industrials – 1.1%		
BAE Systems plc	4,544	28,218
Information Technology – 1.1%		
Amdocs Ltd.	480	27,567
Materials – 1.8%		
Anglo American plc	2,017	48,797
Total United Kingdom – 12.4%		$ 324,713
TOTAL COMMON STOCKS – 95.1%		$2,501,165
(Cost: $2,335,060)		

INVESTMENT FUNDS	Shares	Value
United States – 1.8%		
SPDR Gold Trust(A)	277	$ 49,041
TOTAL INVESTMENT FUNDS – 1.8%		$ 49,041
(Cost: $33,950)		
OTHER GOVERNMENT SECURITIES (C)	**Principal**	
Norway – 1.2%		
Norway Government Bond 3.750%, 5-25-21 (D)(E)	NOK279,830	30,728
TOTAL OTHER GOVERNMENT SECURITIES – 1.2%		$ 30,728
(Cost: $31,971)		
SHORT-TERM SECURITIES	**Shares**	
Money Market Funds (F) – 2.6%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%	13,931	13,931
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040% (G)	53,171	53,171
		67,102
TOTAL SHORT-TERM SECURITIES –2.6%		$ 67,102
(Cost: $67,102)		
TOTAL INVESTMENT SECURITIES –100.7%		2,648,036
(Cost: $2,468,083)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(18,241)
NET ASSETS – 100.0%		$2,629,795

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $52,435 are on loan.

(C)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (NOK—Norwegian Krone).

SCHEDULE OF INVESTMENTS

IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

(E) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $30,728 or 1.2% of net assets.

(F) Rate shown is the annualized 7-day yield at September 30, 2020.

(G) Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at September 30, 2020:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	157,798	Japanese Yen	16,887,990	10–14–20	Deutsche Bank AG	$2,353	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ —	$ 158,128	$—
Consumer Discretionary	57,053	279,288	—
Consumer Staples	—	328,102	—
Energy	74,472	72,913	—
Financials	—	302,039	—
Health Care	36,126	347,686	—
Industrials	—	369,569	—
Information Technology	27,567	187,160	—
Materials	22,572	125,120	—
Real Estate	—	70,807	—
Utilities	—	42,563	—
Total Common Stocks	$ 217,790	$2,283,375	$—
Investment Funds	49,041	—	—
Other Government Securities	—	30,728	—
Short-Term Securities	67,102	—	—
Total	$333,933	$ 2,314,103	$—
Forward Foreign Currency Contracts	$ —	$ 2,353	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Health Care	14.6%
Industrials	14.0%
Consumer Discretionary	12.8%
Consumer Staples	12.5%
Financials	11.5%
Information Technology	8.2%
Materials	7.4%

Market Sector Diversification (Continued)

Communication Services	6.0%
Energy	5.6%
Real Estate	2.7%
Utilities	1.6%
Other Government Securities	1.2%
Other+	1.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.1%
Information Technology	42.8%
Consumer Discretionary	17.0%
Health Care	13.9%
Communication Services	11.0%
Industrials	7.9%
Consumer Staples	3.5%
Financials	1.7%
Real Estate	1.3%
Cash and Other Assets (Net of Liabilities)	0.9%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
Facebook, Inc., Class A	Communication Services	Interactive Media & Services
Motorola Solutions, Inc.	Information Technology	Communications Equipment
Adobe, Inc.	Information Technology	Application Software
Coca-Cola Co. (The)	Consumer Staples	Soft Drinks
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

SCHEDULE OF INVESTMENTS IVY LARGE CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.8%		
Electronic Arts, Inc. (A)	1,140	$ 148,670
Interactive Media & Services – 8.2%		
Alphabet, Inc., Class A (A)	139	203,990
Alphabet, Inc., Class C (A)	26	37,563
Facebook, Inc., Class A (A)	757	198,141
		439,694
Total Communication Services – 11.0%		588,364
Consumer Discretionary		
Automobile Manufacturers – 1.5%		
Ferrari N.V.	445	81,919
Automotive Retail – 1.0%		
O'Reilly Automotive, Inc. (A)	116	53,643
Footwear – 0.8%		
NIKE, Inc., Class B	368	46,144
Home Improvement Retail – 2.0%		
Home Depot, Inc. (The)	379	105,248
Internet & Direct Marketing Retail – 9.7%		
Amazon.com, Inc. (A)	126	395,801
Booking Holdings, Inc. (A)	73	125,210
		521,011
Specialty Stores – 2.0%		
Tractor Supply Co.	754	108,039
Total Consumer Discretionary – 17.0%		916,004
Consumer Staples		
Personal Products – 0.6%		
Estee Lauder Co., Inc. (The), Class A	138	30,069
Soft Drinks – 2.9%		
Coca-Cola Co. (The)	3,168	156,388
Total Consumer Staples – 3.5%		186,457
Financials		
Financial Exchanges & Data – 1.7%		
S&P Global, Inc.	252	90,750
Total Financials – 1.7%		90,750
Health Care		
Biotechnology – 1.2%		
Vertex Pharmaceuticals, Inc. (A)	242	65,767
Health Care Equipment – 2.9%		
Danaher Corp.	344	74,099
Intuitive Surgical, Inc. (A)	112	79,821
		153,920
Health Care Supplies – 2.0%		
Cooper Cos., Inc. (The)	319	$ 107,555
Health Care Technology – 2.5%		
Cerner Corp.	1,865	134,817
Life Sciences Tools & Services – 1.1%		
Mettler-Toledo International, Inc. (A)	62	59,434
Managed Health Care – 2.7%		
UnitedHealth Group, Inc.	471	146,740
Pharmaceuticals – 1.5%		
Zoetis, Inc.	483	79,952
Total Health Care – 13.9%		748,185
Industrials		
Aerospace & Defense – 1.2%		
Northrop Grumman Corp.	195	61,439
Industrial Machinery – 2.2%		
Stanley Black & Decker, Inc.	724	117,502
Railroads – 1.3%		
Union Pacific Corp.	355	69,810
Research & Consulting Services – 2.0%		
CoStar Group, Inc. (A)	44	36,925
Verisk Analytics, Inc., Class A	393	72,805
		109,730
Trucking – 1.2%		
J.B. Hunt Transport Services, Inc.	514	64,919
Total Industrials – 7.9%		423,400
Information Technology		
Application Software – 9.8%		
Adobe, Inc. (A)	352	172,517
Intuit, Inc.	312	101,869
NVIDIA Corp.	257	139,327
salesforce.com, Inc. (A)	455	114,230
		527,943
Communications Equipment – 3.2%		
Motorola Solutions, Inc.	1,111	174,265
Data Processing & Outsourced Services – 9.7%		
Broadridge Financial Solutions, Inc.	674	89,017
FleetCor Technologies, Inc. (A)	282	67,069
PayPal, Inc. (A)	680	133,917
Visa, Inc., Class A	1,148	229,545
		519,548
Internet Services & Infrastructure – 1.8%		
VeriSign, Inc. (A)	483	99,004
Systems Software – 9.7%		
Microsoft Corp.	2,477	520,921
Technology Hardware, Storage & Peripherals – 8.6%		
Apple, Inc.	3,969	$ 459,697
Total Information Technology – 42.8%		2,301,378
Real Estate		
Specialized REITs – 1.3%		
American Tower Corp., Class A	146	35,390
Equinix, Inc.	47	35,991
		71,381
Total Real Estate – 1.3%		71,381
TOTAL COMMON STOCKS – 99.1%		$5,325,919
(Cost: $2,559,830)		
TOTAL INVESTMENT SECURITIES – 99.1%		$5,325,919
(Cost: $2,559,830)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		46,142
NET ASSETS – 100.0%		$5,372,061

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$5,325,919	$ —	$ —
Total	$5,325,919	$ —	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	97.0%
United States Government and Government Agency Obligations	49.0%
Corporate Debt Securities	44.7%
Mortgage-Backed Securities	1.9%
Asset-Backed Securities	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.0%

Quality Weightings

Investment Grade	90.5%
AAA	28.0%
AA	15.1%
A	14.2%
BBB	33.2%
Non-Investment Grade	6.5%
BB	2.4%
Non-rated	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.0%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass-Through Certificates, Series 2016-2,		
3.200%, 6-15-28	$ 2,496	$ 2,346
SBA Tower Trust, Series 2014-2 (GTD by SBA Guarantor LLC and SBA Holdings LLC),		
3.869%, 10-8-24 (A)	6,500	6,843
SBA Tower Trust, Series 2017-1C (GTD by SBA Guarantor LLC and SBA Holdings LLC),		
3.168%, 4-11-22 (A)	3,750	3,795
SBA Tower Trust, Series 2020-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC),		
1.884%, 1-15-26 (A)	3,222	3,293
TOTAL ASSET-BACKED SECURITIES – 1.4%		**$ 16,277**
(Cost: $16,264)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.4%		
Viacom, Inc.,		
4.250%, 9-1-23	3,750	4,085
Integrated Telecommunication Services – 0.8%		
Qwest Corp.,		
6.750%, 12-1-21	3,830	4,041
Verizon Communications, Inc.,		
5.150%, 9-15-23	4,510	5,100
		9,141
Wireless Telecommunication Service – 1.0%		
Crown Castle Towers LLC:		
3.222%, 5-15-22 (A)	7,830	7,944
3.663%, 5-15-25 (A)	2,050	2,194
Sprint Spectrum L.P.,		
3.360%, 9-20-21 (A)	1,625	1,643
		11,781
Total Communication Services – 2.2%		25,007
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.7%		
Ralph Lauren Corp.,		
1.700%, 6-15-22	3,600	3,664
VF Corp.,		
2.050%, 4-23-22	3,775	3,870
		7,534
Automobile Manufacturers – 1.0%		
General Motors Co.,		
4.875%, 10-2-23	4,223	4,600
Nissan Motor Co. Ltd.,		
3.043%, 9-15-23 (A)	3,750	3,801
Volkswagen Group of America, Inc.,		
2.500%, 9-24-21 (A)	3,400	3,463
		11,864

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
General Merchandise Stores – 1.6%		
Dollar General Corp.,		
3.250%, 4-15-23	$ 9,771	$ 10,368
Family Dollar Stores, Inc.,		
5.000%, 2-1-21	8,509	8,627
		18,995
Internet & Direct Marketing Retail – 0.9%		
Amazon.com, Inc.,		
0.400%, 6-3-23	5,250	5,274
Expedia Group, Inc.:		
3.600%, 12-15-23 (A)	2,225	2,273
7.000%, 5-1-25 (A)	2,300	2,487
		10,034
Total Consumer Discretionary – 4.2%		48,427
Consumer Staples		
Agricultural Products – 0.2%		
Cargill, Inc.,		
1.375%, 7-23-23 (A)	3,000	3,068
Distillers & Vintners – 1.3%		
Constellation Brands, Inc.:		
3.200%, 2-15-23	7,750	8,194
4.250%, 5-1-23	2,500	2,727
Diageo Capital plc (GTD by Diageo plc),		
3.500%, 9-18-23	3,500	3,791
		14,712
Food Retail – 0.0%		
Alimentation Couche-Tard, Inc.,		
2.700%, 7-26-22 (A)	170	176
Soft Drinks – 0.9%		
Coca-Cola Refreshments USA, Inc.,		
8.000%, 9-15-22	6,375	7,281
Keurig Dr Pepper, Inc.,		
4.057%, 5-25-23	2,675	2,908
		10,189
Total Consumer Staples – 2.4%		28,145
Energy		
Integrated Oil & Gas – 0.1%		
Chevron USA, Inc. (GTD by Chevron Corp.) (3-Month U.S. LIBOR plus 20 bps),		
0.453%, 8-11-23 (B)	1,500	1,500
Oil & Gas Exploration & Production – 0.8%		
Aker BP ASA:		
6.000%, 7-1-22 (A)	2,360	2,395
2.875%, 1-15-26 (A)	3,675	3,639
EQT Corp.,		
3.000%, 10-1-22	2,950	2,887
		8,921

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing – 0.4%		
HollyFrontier Corp.,		
2.625%, 10-1-23	$ 2,925	$ 2,933
Valero Energy Corp.,		
1.200%, 3-15-24	1,850	1,842
		4,775
Oil & Gas Storage & Transportation – 3.1%		
Enbridge, Inc.,		
2.900%, 7-15-22	2,913	3,023
EQT Midstream Partners L.P.,		
4.750%, 7-15-23	3,500	3,496
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	4,500	4,532
3.450%, 2-15-23	4,090	4,296
Midwest Connector Capital Co. LLC,		
3.625%, 4-1-22 (A)	4,450	4,483
Plains All American Pipeline L.P. and PAA Finance Corp.,		
3.850%, 10-15-23	6,200	6,488
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4-1-21	5,700	5,784
Western Gas Partners L.P.,		
5.375%, 6-1-21	3,575	3,602
		35,704
Total Energy – 4.4%		50,900
Financials		
Asset Management & Custody Banks – 0.4%		
Ares Capital Corp.:		
3.625%, 1-19-22	1,030	1,060
3.500%, 2-10-23	2,750	2,823
National Securities Clearing Corp.,		
1.200%, 4-23-23 (A)	1,028	1,046
		4,929
Consumer Finance – 2.6%		
Ally Financial, Inc.:		
4.250%, 4-15-21	10,570	10,750
1.450%, 10-2-23	2,200	2,195
Caterpillar Financial Services Corp.,		
0.450%, 9-14-23	3,000	3,000
Discover Bank,		
3.350%, 2-6-23	4,650	4,918
Ford Motor Credit Co. LLC,		
3.470%, 4-5-21	1,000	997
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
4.200%, 11-6-21	5,260	5,431
5.200%, 3-20-23	1,000	1,085
Hyundai Capital America,		
1.250%, 9-18-23 (A)	2,200	2,195
		30,571

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 5.2%		
Bank of America Corp.:		
4.100%, 7-24-23	$ 5,850	$ 6,418
4.125%, 1-22-24	3,000	3,322
4.200%, 8-26-24	3,675	4,092
Bank of Montreal, 2.050%, 11-1-22	5,000	5,171
Citizens Bank N.A., 3.250%, 2-14-22	3,250	3,368
Mitsubishi UFJ Financial Group, Inc.:		
2.998%, 2-22-22	2,000	2,067
0.848%, 9-15-24	3,500	3,501
Mizuho Financial Group, Inc., 0.849%, 9-8-24	4,700	4,686
National Bank of Canada, 2.100%, 2-1-23	3,600	3,721
Sumitomo Mitsui Financial Group, Inc., 2.784%, 7-12-22	4,290	4,458
Sumitomo Mitsui Trust Bank Ltd., 0.800%, 9-12-23 (A)	3,700	3,707
Svenska Handelsbanken AB, 0.625%, 6-30-23 (A)	3,500	3,516
Synchrony Bank, 3.000%, 6-15-22	3,500	3,614
U.S. Bancorp, 5.125%, 1-15-68	8,000	7,970
		59,611
Financial Exchanges & Data – 1.0%		
Intercontinental Exchange, Inc.:		
0.700%, 6-15-23	3,700	3,712
3.450%, 9-21-23	3,500	3,784
Moody's Corp., 2.625%, 1-15-23	3,750	3,920
		11,416
Investment Banking & Brokerage – 2.4%		
E*TRADE Financial Corp., 2.950%, 8-24-22	4,765	4,964
Goldman Sachs Group, Inc. (The):		
5.750%, 1-24-22	5,000	5,337
3.850%, 7-8-24	5,000	5,493
Morgan Stanley, 4.875%, 11-1-22	9,450	10,216
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 4.000%, 5-31-23 (B)	1,700	1,770
		27,780
Life & Health Insurance – 1.0%		
MassMutual Global Funding II, 2.250%, 7-1-22 (A)	3,750	3,876
Metropolitan Life Global Funding I, 0.900%, 6-8-23 (A)	3,750	3,790
Reliance Standard Life Insurance II, 2.150%, 1-21-23 (A)	3,600	3,685
		11,351
Multi-Line Insurance – 0.4%		
Athene Global Funding, 2.800%, 5-26-23 (A)	4,500	4,692

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 1.9%		
Citigroup, Inc.:		
3.500%, 5-15-23	$ 4,140	$ 4,415
2.876%, 7-24-23	3,653	3,790
JPMorgan Chase & Co.:		
3.250%, 9-23-22	4,500	4,756
2.972%, 1-15-23	4,087	4,218
0.653%, 9-16-24	3,000	3,001
USAA Capital Corp., 1.500%, 5-1-23 (A)	2,000	2,051
		22,231
Regional Banks – 0.5%		
First Horizon National Corp., 3.550%, 5-26-23	6,000	6,313
Specialized Finance – 1.0%		
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust:		
3.300%, 1-23-23	3,150	3,161
4.500%, 9-15-23	1,333	1,373
3.150%, 2-15-24	3,000	2,975
Corporacion Andina de Fomento, 2.375%, 5-12-23	1,500	1,556
Fidelity National Financial, Inc., 5.500%, 9-1-22	1,750	1,899
		10,964
Total Financials – 16.4%		189,858
Health Care		
Health Care Equipment – 0.4%		
Becton Dickinson & Co., 2.894%, 6-6-22	4,100	4,241
Health Care Facilities – 0.3%		
HCA, Inc. (GTD by HCA Holdings, Inc.), 4.750%, 5-1-23	3,300	3,600
Pharmaceuticals – 1.6%		
AbbVie, Inc., 2.300%, 11-21-22 (A)	3,600	3,725
Elanco Animal Health, Inc., 5.022%, 8-28-23 (C)	4,220	4,521
Royalty Pharma plc (GTD by Royalty Pharma Holdings Ltd.), 0.750%, 9-2-23 (A)	2,200	2,194
Takeda Pharmaceutical Co. Ltd., 4.000%, 11-26-21	3,640	3,774
Zoetis, Inc.:		
3.450%, 11-13-20	995	996
3.250%, 2-1-23	3,500	3,693
		18,903
Total Health Care – 2.3%		26,744
Industrials		
Aerospace & Defense – 1.7%		
BAE Systems Holdings, Inc., 2.850%, 12-15-20 (A)	1,460	1,464
BAE Systems plc, 4.750%, 10-11-21 (A)	2,727	2,843

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aerospace & Defense (Continued)		
Boeing Co. (The):		
2.200%, 10-30-22	$ 5,500	$ 5,554
2.800%, 3-1-23	5,623	5,732
Park Aerospace Holdings Ltd.:		
5.250%, 8-15-22 (A)	750	753
5.500%, 2-15-24 (A)	3,700	3,723
		20,069
Agricultural & Farm Machinery – 0.8%		
CNH Industrial Capital LLC (GTD by CNH Industrial Capital America LLC and New Holland Credit Co. LLC), 1.950%, 7-2-23	3,250	3,303
John Deere Capital Corp.:		
0.550%, 7-5-22	2,250	2,261
0.700%, 7-5-23	3,750	3,781
		9,345
Airlines – 0.4%		
Delta Air Lines, Inc., 3.400%, 4-19-21	4,550	4,532
Environmental & Facilities Services – 0.9%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 2.400%, 5-15-23	9,605	10,035
Industrial Conglomerates – 0.3%		
General Electric Capital Corp., 5.012%, 1-1-24	3,941	4,101
Industrial Machinery – 0.2%		
Roper Technologies, Inc., 0.450%, 8-15-22	2,000	2,000
Research & Consulting Services – 0.2%		
IHS Markit Ltd., 5.000%, 11-1-22 (A)	2,290	2,457
Total Industrials – 4.5%		52,539
Information Technology		
Application Software – 0.5%		
Infor, Inc., 1.450%, 7-15-23 (A)	1,840	1,865
NXP B.V. and NXP Funding LLC, 4.625%, 6-1-23 (A)	3,700	4,052
		5,917
Data Processing & Outsourced Services – 0.8%		
Fiserv, Inc., 3.500%, 10-1-22	3,000	3,163
PayPal Holdings, Inc., 1.350%, 6-1-23	5,750	5,873
		9,036

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
IT Consulting & Other Services – 0.2%		
Leidos, Inc. (GTD by Leidos Holdings, Inc.), 2.950%, 5-15-23 (A)	$ 2,410	$ 2,532
Semiconductors – 1.1%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.), 3.625%, 1-15-24	1,350	1,452
Broadcom, Inc., 3.125%, 10-15-22	2,037	2,131
Microchip Technology, Inc., 3.922%, 6-1-21	5,000	5,109
Xilinx, Inc., 2.950%, 6-1-24	3,675	3,947
		12,639
Technology Hardware, Storage & Peripherals – 0.7%		
Apple, Inc., 3.000%, 2-9-24	7,162	7,711
Total Information Technology – 3.3%		37,835
Materials		
Diversified Chemicals – 0.2%		
DowDuPont, Inc., 4.205%, 11-15-23	2,450	2,693
Fertilizers & Agricultural Chemicals – 0.2%		
Mosaic Co. (The), 4.250%, 11-15-23	750	814
Nutrien Ltd., 1.900%, 5-13-23	1,500	1,548
		2,362
Total Materials – 0.4%		5,055
Real Estate		
Specialized REITs – 1.8%		
American Tower Corp.:		
2.250%, 1-15-22	3,975	4,066
3.070%, 3-15-23 (A)	8,265	8,434
Crown Castle International Corp.:		
5.250%, 1-15-23	2,905	3,192
3.150%, 7-15-23	1,195	1,270
Equinix, Inc., 1.000%, 9-15-25	3,675	3,640
		20,602
Total Real Estate – 1.8%		20,602
Utilities		
Electric Utilities – 2.4%		
CenterPoint Energy, Inc., 2.500%, 9-1-22	4,000	4,134
Edison International, 3.550%, 11-15-24	3,700	3,900
Entergy Texas, Inc., 2.550%, 6-1-21	3,500	3,546

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Evergy, Inc., 5.292%, 6-15-22 (C)	$ 2,890	$ 3,073
FirstEnergy Corp., 2.850%, 7-15-22	1,575	1,614
MidAmerican Energy Co., 3.700%, 9-15-23	3,000	3,257
National Rural Utilities Cooperative Finance Corp., 2.400%, 4-25-22	2,275	2,343
Virginia Electric and Power Co., Series C, 2.750%, 3-15-23	5,765	6,039
		27,906
Multi-Utilities – 0.4%		
Dominion Energy Gas Holdings LLC, 3.550%, 11-1-23	3,765	4,064
Total Utilities – 2.8%		31,970
TOTAL CORPORATE DEBT SECURITIES – 44.7%		$ 517,082
(Cost: $506,904)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 1.9%		
COLT Funding LLC, Series 2018-4, Class M1 (Mortgage spread to 3-year U.S. Treasury index), 4.716%, 12-28-48 (A)(B)	3,600	3,638
Credit Suisse Mortgage Trust, Series 2018-RPL8, Class A1 (Mortgage spread to 3-year U.S. Treasury index), 4.125%, 7-25-58 (A)(B)	3,769	3,784
JPMorgan Chase Commercial Mortgage Securities Corp., Series 2014-FRR1, Class A-K10, 4.286%, 11-27-49 (A)	6,500	6,468
Verus Securitization Trust, Series 2018-3, Class B1 (Mortgage spread to 5-year U.S. Treasury index), 5.694%, 10-25-58 (A)(B)	1,772	1,714
Wells Fargo Re-REMIC Trust, Series 2013-FRR1, Class BK20, 0.000%, 5-27-45 (A)(D)	6,353	5,872
		21,476
TOTAL MORTGAGE-BACKED SECURITIES – 1.9%		$ 21,476
(Cost: $21,317)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.5%		
U.S. Department of Transportation, 6.001%, 12-7-21 (A)	5,670	6,038

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 10.7%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 185 bps), 2.007%, 8-25-25 (A)(B)	$ 3,853	$ 3,656
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 205 bps), 2.205%, 6-25-28 (A)(B)	1,994	1,881
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 225 bps), 2.424%, 12-25-29 (A)(B)	3,750	3,560
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps), 2.657%, 11-25-24 (A)(B)	2,700	2,689
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps), 2.707%, 6-25-27 (A)(B)	1,043	989
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 265 bps), 2.807%, 5-25-27 (A)(B)	2,211	2,124
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR), 4.157%, 9-25-22 (A)(B)	2,358	2,342
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index), 3.754%, 11-25-47 (A)(B)	3,500	3,548
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
3.510%, 7-25-22 (A)(B)	3,000	3,100
4.487%, 1-25-46 (A)(B)	6,075	6,104
4.146%, 2-25-46 (A)(B)	390	392
3.744%, 7-25-46 (A)(B)	3,000	3,144
3.663%, 2-25-48 (A)(B)	3,745	3,812
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.598%, 11-25-23 (A)(B)	1,500	1,542
3.704%, 11-25-23 (A)(B)	15,799	16,555
4.004%, 5-25-45 (A)(B)	6,500	6,774
3.667%, 6-25-45 (A)(B)	1,000	1,047
3.681%, 11-25-47 (A)(B)	4,470	4,649
3.663%, 2-25-48 (A)(B)	4,000	4,104
3.710%, 6-25-48 (A)(B)	2,500	2,714

SCHEDULE OF INVESTMENTS

IVY LIMITED-TERM BOND FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index):		
3.731%, 6-25-22 (A)(B)	$ 11,098	$ 11,506
4.194%, 5-25-25 (A)(B)	985	1,090
3.800%, 11-25-49 (A)(B)	5,100	5,493
3.763%, 11-25-50 (A)(B)	12,055	12,957
Federal National Mortgage Association Agency REMIC/CMO:		
2.000%, 10-25-41	7,633	7,869
2.000%, 12-25-42	509	512
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.381%, 6-1-21	3,711	3,740
5.500%, 2-1-22	15	16
Government National Mortgage Association Agency REMIC/CMO,		
2.000%, 3-16-42	3,174	3,284
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
3.500%, 4-20-34	2,356	2,489
		123,682
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 11.2%		**$ 129,720**

(Cost: $125,727)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 37.8%		
U.S. Treasury Notes:		
2.250%, 7-31-21	18,000	18,315
2.750%, 8-15-21	25,000	25,567

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

	Principal	Value
Treasury Obligations (Continued)		
1.500%, 8-31-21	$ 32,100	$ 32,495
2.750%, 9-15-21	3,600	3,689
1.500%, 9-30-21	33,250	33,694
2.875%, 10-15-21	18,700	19,229
2.000%, 10-31-21	5,000	5,100
1.500%, 11-30-21	49,400	50,168
2.000%, 12-31-21	5,000	5,115
1.500%, 1-31-22	13,250	13,489
2.000%, 2-15-22	11,000	11,280
1.875%, 2-28-22	20,250	20,743
1.750%, 5-31-22	14,500	14,888
1.750%, 7-15-22	34,000	34,975
2.000%, 7-31-22	16,500	17,061
1.375%, 10-15-22	1,000	1,025
2.000%, 10-31-22	42,500	44,147
2.125%, 12-31-22	20,000	20,890
1.500%, 1-15-23	11,500	11,855
2.500%, 3-31-23	30,950	32,767
2.750%, 4-30-23	19,250	20,537
		437,029
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 37.8%		**$ 437,029**

(Cost: $423,893)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 2.4%		
AT&T, Inc.,		
1.460%, 10-2-20	5,000	5,000
Ecolab, Inc.,		
0.100%, 10-2-20	2,900	2,900
General Motors Financial Co., Inc.,		
0.450%, 10-1-20	11,000	11,000
J.M. Smucker Co. (The),		
0.100%, 10-1-20	9,220	9,220
		28,120

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Week U.S. LIBOR plus 25 bps),		
0.350%, 10-7-20 (F)	$ 459	$ 459
United States Government Agency Obligations – 0.4%		
U.S. International Development Finance Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 0.130%, 10-7-20 (F)	5,000	5,000
	Shares	
Money Market Funds (G) – 0.2%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	2,095	2,095
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 35,674**

(Cost: $35,674)

TOTAL INVESTMENT SECURITIES – 100.0%	**$1,157,258**

(Cost: $1,129,779)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	522
NET ASSETS – 100.0%	**$1,157,780**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $247,383 or 21.4% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(D) Zero coupon bond.

(E) Rate shown is the yield to maturity at September 30, 2020.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Rate shown is the annualized 7-day yield at September 30, 2020.

2020 SEMIANNUAL REPORT 53

SEPTEMBER 30, 2020 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 16,277	$ —
Corporate Debt Securities	—	517,082	—
Mortgage-Backed Securities	—	21,476	—
United States Government Agency Obligations	—	129,720	—
United States Government Obligations	—	437,029	—
Short-Term Securities	2,095	33,579	—
Total	$2,095	$1,155,163	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

**Ivy Managed International Opportunities Fund –
Asset Allocation**

Ivy International Core Equity Fund, Class N	30.4%
Ivy Emerging Markets Equity Fund, Class N	29.0%
Ivy International Small Cap Fund, Class N	10.6%
Ivy Pzena International Value Fund, Class N	10.1%
Ivy Global Growth Fund, Class N	10.0%
Ivy Global Equity Income Fund, Class N	9.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND *(in thousands)*

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class N	2,001	$ 47,692
Ivy Global Equity Income Fund, Class N	1,416	16,045
Ivy Global Growth Fund, Class N	317	16,447
Ivy International Core Equity Fund, Class N	3,019	49,932
Ivy International Small Cap Fund, Class N	1,391	17,327
Ivy Pzena International Value Fund, Class N	1,174	16,494
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$163,937**

(Cost: $143,844)

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (A) – 0.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	237	$ 237
TOTAL SHORT-TERM SECURITIES – 0.1%		**$ 237**

(Cost: $237)

TOTAL INVESTMENT SECURITIES – 100.0%	**$164,174**

(Cost: $144,081)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	67
NET ASSETS – 100.0%	**$164,241**

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$163,937	$ —	$ —
Short-Term Securities	237	—	—
Total	$ 164,174	$ —	$ —

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Information Technology	32.4%
Health Care	23.8%
Industrials	16.1%
Consumer Discretionary	11.2%
Financials	5.7%
Communication Services	4.2%
Materials	3.0%
Consumer Staples	1.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.3%

Top 10 Equity Holdings

Company	Sector	Industry
CoStar Group, Inc.	Industrials	Research & Consulting Services
Chipotle Mexican Grill, Inc., Class A	Consumer Discretionary	Restaurants
DocuSign, Inc.	Information Technology	Application Software
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
MarketAxess Holdings, Inc.	Financials	Financial Exchanges & Data
DexCom, Inc.	Health Care	Health Care Equipment
Twilio, Inc., Class A	Information Technology	Internet Services & Infrastructure
Fastenal Co.	Industrials	Trading Companies & Distributors
Monolithic Power Systems, Inc.	Information Technology	Semiconductors
Teradyne, Inc.	Information Technology	Semiconductor Equipment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MID CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.9%		
Electronic Arts, Inc. (A)	1,320	$ 172,156
Interactive Media & Services – 1.3%		
Twitter, Inc. (A)	1,795	79,876
Total Communication Services — 4.2%		252,032
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.0%		
Canada Goose Holdings, Inc. (A)(B)	1,339	43,074
lululemon athletica, Inc. (A)	237	77,966
		121,040
Auto Parts & Equipment – 1.7%		
BorgWarner, Inc.	2,558	99,084
Department Stores – 0.5%		
Nordstrom, Inc. (B)	2,325	27,717
General Merchandise Stores – 1.7%		
Dollar Tree, Inc. (A)	771	70,389
Ollie’s Bargain Outlet Holdings, Inc. (A)	374	32,658
		103,047
Restaurants – 3.6%		
Chipotle Mexican Grill, Inc., Class A (A)	174	216,318
Specialty Stores – 1.7%		
Ulta Beauty, Inc. (A)	456	102,221
Total Consumer Discretionary – 11.2%		669,427
Consumer Staples		
Packaged Foods & Meats – 1.3%		
Hershey Foods Corp.	553	79,277
Total Consumer Staples – 1.3%		79,277
Financials		
Financial Exchanges & Data – 2.8%		
MarketAxess Holdings, Inc.	352	169,430
Regional Banks – 2.9%		
First Republic Bank	826	90,087
SVB Financial Group (A)	351	84,553
		174,640
Total Financials – 5.7%		344,070
Health Care		
Biotechnology – 3.3%		
Genmab A.S. ADR (A)(B)	1,965	71,933
Seattle Genetics, Inc. (A)	638	124,878
		196,811

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 11.2%		
Abiomed, Inc. (A)	401	$ 111,211
DexCom, Inc. (A)	402	165,562
Edwards Lifesciences Corp. (A)	1,312	104,763
Envista Holdings Corp. (A)	1,981	48,884
Glaukos Corp. (A)(B)	859	42,534
Intuitive Surgical, Inc. (A)	144	101,987
Masimo Corp. (A)	253	59,810
Tandem Diabetes Care, Inc. (A)	356	40,384
		675,135
Health Care Services – 2.9%		
Laboratory Corp. of America Holdings (A)	479	90,193
Teladoc Health, Inc. (A)(B)	377	82,560
		172,753
Health Care Supplies – 1.7%		
Align Technology, Inc. (A)	111	36,461
National Vision Holdings, Inc. (A)	1,736	66,396
		102,857
Health Care Technology – 1.8%		
Cerner Corp.	1,473	106,508
Life Sciences Tools & Services – 2.9%		
10x Genomics, Inc., Class A (A)	281	35,065
Agilent Technologies, Inc.	785	79,223
TECHNE Corp.	239	59,269
		173,557
Total Health Care – 23.8%		1,427,621
Industrials		
Building Products – 4.5%		
A. O. Smith Corp.	1,869	98,709
Trane Technologies plc	552	66,927
Trex Co., Inc. (A)	1,491	106,751
		272,387
Industrial Machinery – 3.3%		
IDEX Corp.	542	98,927
Middleby Corp. (A)	1,141	102,330
		201,257
Research & Consulting Services – 5.8%		
CoStar Group, Inc. (A)	256	217,028
TransUnion	1,526	128,375
		345,403
Trading Companies & Distributors – 2.5%		
Fastenal Co.	3,277	147,746
Total Industrials – 16.1%		966,793
Information Technology		
Application Software – 8.0%		
DocuSign, Inc. (A)	810	174,426
Guidewire Software, Inc. (A)	1,008	105,095
Paycom Software, Inc. (A)	138	42,857

COMMON STOCKS (Continued)	Shares	Value
Application Software (Continued)		
Tyler Technologies, Inc. (A)	269	$ 93,684
Zendesk, Inc. (A)	641	66,017
		482,079
Communications Equipment – 1.3%		
Arista Networks, Inc. (A)	385	79,728
Data Processing & Outsourced Services – 1.6%		
Square, Inc., Class A (A)	580	94,359
Electronic Components – 2.6%		
II-VI, Inc. (A)	1,601	64,938
Maxim Integrated Products, Inc.	1,301	87,986
		152,924
Electronic Equipment & Instruments – 2.8%		
Coherent, Inc. (A)	153	17,007
Keysight Technologies, Inc. (A)	1,193	117,832
Novanta, Inc. (A)	313	33,000
		167,839
Internet Services & Infrastructure – 2.6%		
Twilio, Inc., Class A (A)	636	157,042
Semiconductor Equipment – 3.0%		
Brooks Automation, Inc.	848	39,225
Teradyne, Inc.	1,737	138,049
		177,274
Semiconductors – 8.3%		
Advanced Micro Devices, Inc. (A)	1,328	108,869
Marvell Technology Group Ltd.	1,564	62,102
Microchip Technology, Inc.	1,024	105,184
Monolithic Power Systems, Inc.	526	147,146
Universal Display Corp.	431	77,858
		501,159
Systems Software – 2.2%		
CrowdStrike Holdings, Inc., Class A (A)	503	69,109
Palo Alto Networks, Inc. (A)	248	60,664
		129,773
Total Information Technology – 32.4%		1,942,177
Materials		
Fertilizers & Agricultural Chemicals – 1.5%		
Scotts Miracle-Gro Co. (The)	584	89,247
Specialty Chemicals – 1.5%		
RPM International, Inc.	1,115	92,357
Total Materials – 3.0%		181,604
TOTAL COMMON STOCKS – 97.7%		$5,863,001
(Cost: $3,290,813)		

SEPTEMBER 30, 2020 (UNAUDITED)

SHORT-TERM SECURITIES	Shares		Value
Money Market Funds (D) – 2.5%			
Dreyfus Institutional Preferred Government Money Market Fund-Institutional Shares, 0.040% (C)	42,599	$	42,599
State Street Institutional U.S. Government Money Market Fund-Premier Class, 0.030%	108,012		108,012
			150,611
TOTAL SHORT-TERM SECURITIES – 2.5%		$	150,611
(Cost: $150,611)			
TOTAL INVESTMENT SECURITIES – 100.2%			$ 6,013,612
(Cost: $3,441,424)			
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%			(9,263)
NET ASSETS – 100.0%			$6,004,349

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $46,527 are on loan.

(C) Investment made with cash collateral received from securities on loan.

(D) Rate shown is the annualized 7-day yield at September 30, 2020.

The following written options were outstanding at September 30, 2020 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Coherent, Inc.	N/A	Call	794	79	October 2020	$ 110.00	$ 105	$ (167)
Twilio, Inc., Class A	N/A	Call	3,235	324	October 2020	270.00	4,673	(186)
							$4,778	$(353)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$5,863,001	$ —	$ —
Short-Term Securities	150,611	—	—
Total	$ 6,013,612	$ —	$ —
Liabilities			
Written Options	$ 186	$167	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	96.6%
Consumer Discretionary	23.2%
Financials	19.3%
Materials	14.3%
Industrials	14.1%
Information Technology	11.1%
Health Care	5.7%
Real Estate	2.8%
Consumer Staples	2.8%
Communication Services	2.0%
Energy	1.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

Top 10 Equity Holdings

Company	Sector	Industry
C.H. Robinson Worldwide, Inc.	Industrials	Air Freight & Logistics
Avery Dennison Corp.	Materials	Paper Packaging
Packaging Corp. of America	Materials	Paper Packaging
Hasbro, Inc.	Consumer Discretionary	Leisure Products
Discover Financial Services	Financials	Consumer Finance
Leggett & Platt, Inc.	Consumer Discretionary	Home Furnishings
Paychex, Inc.	Information Technology	Data Processing & Outsourced Services
Polaris, Inc.	Consumer Discretionary	Leisure Products
Wyndham Destinations, Inc.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Stanley Black & Decker, Inc.	Industrials	Industrial Machinery

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MID CAP INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Movies & Entertainment – 2.0%		
Cinemark Holdings, Inc. (A)	1,899	$ 18,993
Total Communication Services – 2.0%		18,993
Consumer Discretionary		
Consumer Electronics – 2.8%		
Garmin Ltd.	276	26,183
Home Furnishings – 3.0%		
Leggett & Platt, Inc.	683	28,118
Hotels, Resorts & Cruise Lines – 3.0%		
Wyndham Destinations, Inc.	892	27,438
Leisure Products – 6.0%		
Hasbro, Inc.	347	28,688
Polaris, Inc.	293	27,596
		56,284
Restaurants – 2.8%		
Cracker Barrel Old Country Store, Inc.	223	25,612
Specialized Consumer Services – 2.9%		
Service Corp. International	638	26,909
Specialty Stores – 2.7%		
Tractor Supply Co.	178	25,509
Total Consumer Discretionary – 23.2%		216,053
Consumer Staples		
Household Products – 2.8%		
Clorox Co. (The)	122	25,678
Total Consumer Staples – 2.8%		25,678
Energy		
Oil & Gas Storage & Transportation – 1.3%		
Rattler Midstream L.P.	2,058	12,248
Total Energy – 1.3%		12,248
Financials		
Asset Management & Custody Banks – 2.8%		
Ares Management Corp., Class A	636	25,689
Consumer Finance – 3.1%		
Discover Financial Services	496	28,648
Diversified Banks – 2.7%		
Northern Trust Corp.	327	25,522
Insurance Brokers – 2.7%		
Arthur J. Gallagher & Co.	239	25,268
Property & Casualty Insurance – 2.7%		
First American Financial Corp.	502	25,543

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 5.3%		
Glacier Bancorp, Inc.	777	$ 24,918
Umpqua Holdings Corp.	2,319	24,633
		49,551
Total Financials – 19.3%		180,221
Health Care		
Health Care Facilities – 2.8%		
Encompass Health Corp.	408	26,487
Health Care Services – 2.9%		
Quest Diagnostics, Inc.	233	26,666
Total Health Care – 5.7%		53,153
Industrials		
Air Freight & Logistics – 3.3%		
C.H. Robinson Worldwide, Inc.	301	30,711
Electrical Components & Equipment – 5.2%		
nVent Electric plc	1,379	24,400
Rockwell Automation, Inc.	110	24,266
		48,666
Industrial Machinery – 5.6%		
Snap-on, Inc.	172	25,254
Stanley Black & Decker, Inc.	168	27,187
		52,441
Total Industrials – 14.1%		131,818
Information Technology		
Data Processing & Outsourced Services – 5.6%		
Broadridge Financial Solutions, Inc.	186	24,506
Paychex, Inc.	350	27,953
		52,459
Electronic Equipment & Instruments – 2.6%		
National Instruments Corp.	685	24,470
Semiconductors – 2.9%		
Microchip Technology, Inc.	257	26,428
Total Information Technology – 11.1%		103,357
Materials		
Fertilizers & Agricultural Chemicals – 2.7%		
Scotts Miracle-Gro Co. (The)	163	24,956
Paper Packaging – 8.9%		
Avery Dennison Corp.	226	28,843
Packaging Corp. of America	264	28,818
Sonoco Products Co.	496	25,305
		82,966
Specialty Chemicals – 2.7%		
RPM International, Inc.	306	25,313
Total Materials – 14.3%		133,235

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Residential REITs – 2.8%		
American Campus Communities, Inc.	759	$ 26,516
Total Real Estate – 2.8%		26,516
TOTAL COMMON STOCKS – 96.6%		$ 901,272
(Cost: $837,314)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) – 4.1%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 0.040 (B)	4,435	4,435
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	33,396	33,396
		37,831
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 37,831
(Cost: $37,831)		
TOTAL INVESTMENT SECURITIES – 100.7%		$ 939,103
(Cost: $875,145)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(6,134)
NET ASSETS – 100.0%		$932,969

SEPTEMBER 30, 2020 (UNAUDITED)

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $4,344 are on loan.

(B)Investment made with cash collateral received from securities on loan.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$901,272	$ —	$ —
Short-Term Securities	37,831	—	—
Total	$939,103	$ —	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	2.5%
Financials	2.5%
Bonds	93.8%
Municipal Bonds	93.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.7%

Quality Weightings

Investment Grade	90.3%
AAA	8.4%
AA	45.5%
A	31.8%
BBB	4.6%
Non-Investment Grade	3.5%
BB	0.5%
Non-rated	3.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	6.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 2.5%		
iShares National AMT-Free Muni Bond ETF	165	$ 19,175
TOTAL INVESTMENT FUNDS – 2.5%		$19,175

(Cost: $17,963)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.0%		
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A,		
5.000%, 1-1-35	$ 6,555	7,870
Alaska – 1.1%		
AK Hsng Fin Corp., Gen Mtg Rev Bonds II, Ser 2020A:		
1.800%, 6-1-31	1,210	1,206
1.850%, 12-1-31	1,470	1,467
1.900%, 6-1-32	1,000	998
1.900%, 12-1-32	800	794
1.950%, 6-1-33	1,500	1,492
1.950%, 12-1-33	1,000	991
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A,		
5.000%, 10-1-21	1,735	1,738
		8,686
Arizona – 2.0%		
City of Phoenix Civic Impvt Corp., Jr Lien Arpt Rev Bonds, Ser 2019B:		
4.000%, 7-1-37	4,000	4,462
4.000%, 7-1-39	1,000	1,109
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2016A,		
4.000%, 1-1-38	8,500	9,503
		15,074
Arkansas – 0.1%		
Board of Trustees of the Univ of AR, Var Fac Rev Bonds (Fayetteville Campus), Rfdg and Impvt Ser 2016A,		
5.000%, 11-1-37	745	903
California – 13.7%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1 (SIFMA Municipal Swap Index plus 110 bps),		
1.220%, 4-1-45 (A)	10,000	10,121
CA (School Facilities) GO Bonds,		
5.000%, 11-1-30	3,000	3,409
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B,		
5.250%, 6-1-42	2,245	2,389
CA GO Bonds, Ser 2020,		
5.000%, 3-1-36	1,500	1,965
CA Muni Fin Auth, Edu Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2016A,		
5.000%, 6-1-36	1,000	1,122

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A:		
5.000%, 10-1-22	$ 200	$ 207
5.000%, 10-1-33	1,000	1,047
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011,		
5.000%, 5-15-21	1,365	1,393
CA Various Purp GO Bonds:		
5.250%, 9-1-26	5,000	5,229
5.500%, 4-1-28	5	5
6.000%, 3-1-33	335	337
5.000%, 4-1-37	5,000	5,540
CA Various Purp GO Rfdg Bonds,		
5.000%, 2-1-33	10,000	11,029
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D,		
5.000%, 6-1-34	6,190	7,402
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A,		
6.250%, 9-1-24	2,000	2,051
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp.,		
5.750%, 2-1-30	2,000	2,012
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A:		
5.000%, 6-1-29	1,500	1,666
5.000%, 6-1-30	1,000	1,108
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6-1-33	3,165	3,720
5.000%, 6-1-34	2,840	3,331
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A,		
5.000%, 9-1-34	750	856
Los Angeles, CA, Dept of Arpts, Los Angeles Intl Arpt Sub Rev Bonds, Ser 2019A,		
5.000%, 5-15-32	265	332
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A,		
5.000%, 6-1-35	1,000	1,193
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A,		
5.000%, 10-1-36	4,270	5,008
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A,		
5.000%, 8-1-21	250	260
Palamar Hlth, Rfdg Rev Bonds, Ser 2016,		
5.000%, 11-1-39	3,500	3,964
Palomar Hlth, GO Rfdg Bonds, Ser 2016B,		
4.000%, 8-1-37	1,000	1,104
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8-1-31 (B)	3,315	2,755
0.000%, 8-1-32 (B)	5,000	4,023
0.000%, 8-1-33 (B)	5,000	3,897

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E:		
5.250%, 10-1-20	$ 570	$ 570
6.000%, 10-1-25	445	445
6.500%, 10-1-40	1,500	1,500
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1,		
5.250%, 3-1-21	3,685	3,748
Santa Ana Unif Sch Dist (Orange County, CA), Election of 2008 GO Bond, Series B,		
0.000%, 8-1-37 (B)	1,455	991
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10-1-24	500	525
5.000%, 12-1-24	500	528
Successor Agy to the Redev Agy of the City of Stockton, Tax Alloc Rfdg Bonds, Ser 2016A,		
5.000%, 9-1-37	2,000	2,337
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI,		
5.000%, 5-15-34	3,500	3,911
Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A,		
5.000%, 11-1-38	500	603
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A,		
0.000%, 8-1-31 (B)	150	126
		103,759
Colorado – 2.4%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010,		
5.000%, 12-1-23	2,565	2,586
CO Hlth Fac Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A,		
4.000%, 1-1-37	750	873
CO Hlth Fac Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019B,		
4.000%, 1-1-40	5,000	5,766
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010,		
5.625%, 12-1-40	3,250	3,279
Denver, CO, Dept of Aviation, Arpt Sys Sub Rev Bonds, Ser 2018A:		
5.000%, 12-1-31	2,000	2,466
5.000%, 12-1-35	1,000	1,209
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012,		
5.000%, 12-1-36	300	307
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A,		
5.000%, 6-1-35	1,435	1,653
		18,139

SCHEDULE OF INVESTMENTS

IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
District Of Columbia – 1.7%		
DC Income Tax Secured Rev Bonds, Ser 2019A, 4.000%, 3-1-37	$1,000	$ 1,201
DC Water and Sewer Auth, Pub Util Sub Lien Multimodal Rev Bonds, Ser 2019C (Mortgage spread to 5-year U.S. Treasury index), 1.500%, 10-1-54 (A)	1,000	1,039
DC Water and Sewer Auth, Pub Util Sub Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-45	1,565	1,852
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 6.500%, 10-1-41	7,000	8,794
		12,886
Florida – 6.8%		
East Cent Rgnl Wastewater Treatment Fac Operation Board, Wastewater Treatment Fac Rev Rfdg Bonds, Ser 2017, 5.000%, 10-1-44	3,000	3,627
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35	2,000	2,279
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10-1-41	2,885	2,885
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23	2,000	2,007
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2019A, 4.000%, 10-1-44	1,500	1,644
Miami-Dade Cnty, FL, Aviation Rev Rfdg Bonds, Ser 2014, 5.000%, 10-1-34	2,165	2,432
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22	5,500	6,062
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34	3,500	3,745
Orange Cnty Hlth Fac Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2016, 5.000%, 8-1-36	4,125	4,540
Orlando, FL, Greater Orlando Aviation Auth, Arpt Fac Rev Bonds, Ser 2019A:		
4.000%, 10-1-37	5,000	5,661
4.000%, 10-1-39	3,000	3,375
Osceola Cnty, FL, Sales Tax Rev Rfdg Bonds, Ser 2016A, 5.000%, 10-1-37	2,005	2,390
Palm Beach Cnty, FL, Sch Board, Cert of Part, Ser 2020A, 5.000%, 8-1-34	2,000	2,611
Sch Board of Broward Cnty, FL, Cert of Part, Ser 2020A, 5.000%, 7-1-34	3,000	3,917
St. Lucie, FL, Util Sys Rfdg Rev Bonds, Ser 2016, 4.000%, 9-1-34	1,000	1,124

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22	$2,750	$ 2,892
		51,191
Georgia – 3.7%		
Appling Cnty, GA, Dev Auth, Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Hatch Proj), Ser 2013A, 1.500%, 1-1-38	250	252
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1-1-23	2,000	2,027
Atlanta, GA, Water and Wastewater Rev Rfdg Bonds, Ser 2019, 4.000%, 11-1-38	4,000	4,840
Brookhaven Dev Auth, Rev Bonds (Children's Hlthcare of Atlanta, Inc.), Ser 2019A, 4.000%, 7-1-44	8,000	9,177
GA Hsng and Fin Auth, Sngl Fam Mtg Bonds, Ser 2020A:		
2.450%, 6-1-31	550	586
2.450%, 12-1-31	620	659
2.600%, 6-1-32	430	458
Metro Atlanta Rapid Transit Auth, Sales Tax Rev Bonds, Ser 2015B, 5.000%, 7-1-43	8,325	9,926
		27,925
Hawaii – 0.4%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7-1-21	1,000	1,034
HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7-1-35	1,500	1,717
		2,751
Illinois – 4.5%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5-1-26	90	89
5.700%, 5-1-36	1,750	1,688
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6-15-27	500	510
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2016D (Insured by BAMAC), 5.250%, 1-1-37	2,500	2,951
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 1-1-34	1,000	1,153
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2016C, 5.000%, 1-1-34	1,500	1,732
City of Chicago, Gen Arpt Sr Lien Rev and Rev Rfdg Bonds (Chicago O'Hare Intl Arpt), Ser 2018A (Insured by AGM), 5.000%, 1-1-38	605	728

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Fin Auth, DePaul Univ Rev Bonds, Ser 2016, 5.000%, 10-1-41	$2,410	$ 2,748
IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10-1-34	2,000	2,183
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser 2009E-2, 0.120%, 8-1-43	2,850	2,850
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32	3,695	4,362
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26	2,000	2,157
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2013A, 5.000%, 1-1-35	4,100	4,465
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2015B, 5.000%, 1-1-37	2,000	2,360
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7-1-24	3,080	3,671
		33,647
Indiana – 1.8%		
IN Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2019A, 4.000%, 1-1-39	2,630	3,080
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016A:		
5.000%, 1-1-37	1,000	1,185
5.000%, 1-1-42	2,000	2,338
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016C, 5.000%, 1-1-39	1,000	1,180
Indianapolis, IN, Econ Dev Rev Bonds (Pine Glen Apt Proj), Ser 2004, 0.170%, 9-1-39	5,750	5,750
		13,533
Iowa – 0.5%		
Ames, IA, Hosp Rev Rfdg Bonds (Mary Greeley Med Ctr), Ser 2016, 4.000%, 6-15-35	1,510	1,676
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33	1,750	1,995
		3,671
Kansas – 1.0%		
Univ of KS Hosp Auth, Hlth Fac Rev Bonds, Ser 2004, 0.120%, 9-1-34	7,590	7,590
Louisiana – 3.6%		
Jefferson Sales Tax Dist., Parish of Jefferson, LA, Spl Sales Tax Rev Bonds, Ser 2017B (Insured by AGM), 5.000%, 12-1-42	5,000	6,004
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6-1-24	500	540
LA Gasoline and Fuels Tax, Rev Rfdg Bonds, Ser 2015A, 5.000%, 5-1-41	4,000	4,666

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B,		
6.000%, 10-1-44	$6,000	$ 6,000
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010,		
5.250%, 10-1-20	2,040	2,040
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12-1-25	1,500	1,648
5.000%, 12-1-26	3,500	3,830
5.000%, 12-1-27	1,500	1,639
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM),		
5.000%, 12-1-22	1,000	1,008
		27,375
Maine – 0.4%		
ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015,		
5.000%, 7-1-34	2,255	2,646
Maryland – 2.3%		
Baltimore, MD, Proj Rev Bonds (Stormwater Proj), Ser 2019A,		
4.000%, 7-1-44	5,000	5,853
Baltimore, MD, Proj Rev Bonds (Wastewater Proj), Ser 2019A,		
4.000%, 7-1-44	3,500	4,097
Baltimore, MD, Proj Rev Bonds (Water Proj), Ser 2019A,		
4.000%, 7-1-44	6,500	7,467
		17,417
Massachusetts – 0.2%		
MA Dev Fin Agy, Rev Bonds (Wellforce Issue), Ser 2020C:		
5.000%, 10-1-28	500	640
5.000%, 10-1-29	425	554
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009,		
6.000%, 1-1-28	155	158
		1,352
Michigan – 3.2%		
Detroit, MI, Sch Dist, Rfdg Bonds, Ser 2020A:		
5.000%, 5-1-31	1,000	1,319
5.000%, 5-1-32	750	983
Lincoln Consolidated Sch Dist, Cnty of Washtenaw and Wayne, MI, Rfdg Bonds, Ser 2016A,		
5.000%, 5-1-35	500	601
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI,		
5.000%, 12-1-35	3,000	3,236
MI Fin Auth, Hosp Rev Bonds (CHE Trinity Hlth Credit Group), Ser 2013MI-2:		
4.000%, 12-1-35	1,250	1,467
4.000%, 12-1-36	1,100	1,285

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Fin Auth, Hosp Rev Bonds (CHE Trinity Hlth Credit Group), Ser 2013MI-4,		
5.000%, 12-1-39	$ 4,150	$ 5,235
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I,		
5.000%, 4-15-34	3,000	3,601
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2016I,		
4.000%, 10-15-36	1,000	1,126
MI State Hosp Fin Auth, Rfdg and Proj Rev Bonds (Ascension Hlth Sr Credit Group), Ser 2010F-4,		
5.000%, 11-15-47	500	626
MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4,		
5.000%, 11-15-32	2,000	2,339
Sparta Area Sch, 2016 Sch Bldg and Site Bonds (Kent and Ottawa Cnty, MI), Ser I,		
5.000%, 5-1-46	2,000	2,400
		24,218
Minnesota – 0.6%		
Oakdale, MN, Var Rate Demand Multifamily Hsng Rev Rfdg Bonds (Cottage Homesteads of Aspen Proj), Ser 2008 (Insured by Federal Home Loan Mortgage Corp.),		
0.170%, 6-1-45	4,785	4,785
Missouri – 2.6%		
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A,		
6.125%, 12-1-36	175	114
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (Mosaic Hlth Sys), Ser 2019A,		
4.000%, 2-15-44	600	675
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011,		
5.500%, 2-15-31	750	765
Kansas City, MO, Spl Oblig Impvt and Rfdg Bonds (Downtown Arena Proj), Ser 2016E,		
5.000%, 4-1-40	2,000	2,283
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12-1-29	1,550	1,831
5.000%, 12-1-30	1,200	1,413
5.000%, 12-1-31	1,000	1,173
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A:		
5.000%, 12-1-36	5,650	6,542
5.000%, 12-1-37	1,000	1,156
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2016A,		
5.000%, 12-1-40	1,000	1,160
St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012,		
5.000%, 9-1-32	1,120	1,149

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM),		
0.000%, 7-15-36 (B)	$ 2,350	$ 1,540
		19,801
Montana – 0.2%		
MT Board of Hsng, Sngl Fam Mtg Bonds, Ser 2020B,		
2.750%, 12-1-40	1,000	1,031
MT Fac Fin Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A,		
4.000%, 1-1-37	500	583
		1,614
Nebraska – 1.2%		
Hall Cnty Sch Dist 0002, GO Bonds (Grand Island Pub Sch), Ser 2014,		
5.000%, 12-15-39	3,270	3,922
NE Investment Fin Auth, Sngl Fam Hsng Rev Bonds, Ser 2020A,		
2.350%, 9-1-35	2,500	2,573
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A,		
5.000%, 2-1-33	1,000	1,167
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2016A,		
5.000%, 2-1-41	1,000	1,173
		8,835
Nevada – 0.8%		
Las Vegas Vly Water Dist., Water Impvt and Rfdg GO Bonds, Ser 2016A,		
5.000%, 6-1-41	5,000	6,011
New Hampshire – 0.3%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A,		
6.875%, 7-1-41	2,150	2,212
New Jersey – 2.7%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010,		
5.375%, 10-1-21	2,500	2,627
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE,		
5.250%, 9-1-24	3,045	3,095
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1,		
5.500%, 12-1-21	1,145	1,203
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A,		
5.625%, 7-1-37	500	520
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A,		
0.000%, 12-15-40 (B)	10,000	4,617
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B,		
5.250%, 12-15-22	3,500	3,798
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR),		
5.500%, 12-15-22	1,500	1,643

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21	$ 2,935	$ 3,114
		20,617
New York – 12.3%		
Dormitory Auth of the State of NY, Sch Dist Rev Bond Fin Prog Rev Bonds, Ser 2020A (Insured by AGM):		
5.000%, 10-1-32	1,000	1,261
5.000%, 10-1-33	500	627
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38	5,000	5,785
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (Insured by AGM), 5.000%, 9-1-39	1,500	1,720
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36	2,625	2,714
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41	2,105	2,195
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11-15-35	2,500	2,600
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34	3,000	3,391
NY State Urban Dev Corp., State Personal Income Tax Rev Bonds (Gen Purp), Ser 2020A (Tax-Exempt), 4.000%, 3-15-38	1,000	1,174
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8-1-30	1,000	1,140
NYC GO Bonds, Fiscal 2020 Ser D-1, 4.000%, 3-1-41	2,000	2,295
NYC GO Bonds, Fiscal 2021 Ser A-1, 5.000%, 8-1-28	2,000	2,566
NYC GO Bonds, Ser 2014D-1, 5.000%, 8-1-30	2,000	2,251
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2020A-1-B:		
2.000%, 5-1-31	730	738
2.050%, 11-1-31	520	526
2.100%, 5-1-32	1,055	1,065
2.150%, 11-1-32	970	978
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3-1-25 (B)	3,175	2,968
0.000%, 3-1-26 (B)	3,185	2,910
0.000%, 3-1-27 (B)	3,000	2,669
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6-15-37	10,000	11,885
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Fiscal 2020 Ser AA, 4.000%, 6-15-40	1,000	1,172

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser S-3, 5.000%, 7-15-36	$ 2,000	$ 2,482
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2016S-1, 5.000%, 7-15-37	1,000	1,190
NYC Transitional Fin Auth, Future Tax Secured Sub Bonds, Ser 2015B-1, 5.000%, 8-1-39	6,000	6,886
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5-1-29	3,000	3,349
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2018A-2, 5.000%, 8-1-37	5,360	6,592
Port Auth of NY & NJ Consolidated Bonds, Ser 221, 5.000%, 7-15-32	5,000	6,408
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12-15-31	10,000	11,456
		92,993
North Carolina – 1.5%		
Board of Governors of the Univ Of NC, Univ of NC Hosp at Chapel Hill Rev Bonds, Ser 2019, 4.000%, 2-1-36	1,000	1,168
NC Hsng Fin Agy, Home Ownership Rev Bonds, Ser 44, 2.550%, 7-1-35	1,000	1,056
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009B (Insured by Assured Guaranty Corp.), 0.000%, 1-1-34 (B)	10,000	7,017
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1-1-37 (B)	3,500	2,183
		11,424
Ohio – 1.1%		
Allen Cnty, OH, Hosp Fac Rev Bonds (Bon Secours Mercy Hlth, Inc.), Ser 2020A, 5.000%, 12-1-35	200	257
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12-1-30	5,000	5,044
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11-15-40	425	426
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2019B, 4.000%, 1-1-42	2,000	2,301
		8,028
Oregon – 1.2%		
Medford, OR, Hosp Fac Auth, Rev and Rfdg Bonds (Asante Proj), Ser 2020A (Insured by AGM):		
5.000%, 8-15-30	500	663
5.000%, 8-15-34	350	455
5.000%, 8-15-35	500	646

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon (Continued)		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three:		
5.000%, 7-1-33	$ 5,000	$ 5,817
5.000%, 7-1-34	1,000	1,161
		8,742
Pennsylvania – 3.7%		
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10-1-26	3,000	3,171
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 6.250%, 6-1-33	4,000	5,106
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2:		
5.750%, 12-1-28	10,000	10,092
PA Tpk Comsn, Tpk Sub Rev Rfdg Bonds, Ser 2016, 5.000%, 6-1-38	1,000	1,141
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12-15-31	3,000	3,251
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6-15-22	5,000	5,018
		27,779
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7-1-28	1,000	1,019
Rhode Island – 0.2%		
RI Commerce Corp., Grant Anticipation Bonds (RI Dept of Trans), Ser 2020A, 5.000%, 5-15-35	1,250	1,571
South Carolina – 0.0%		
SC Jobs-Econ Dev Auth, Hosp Fac Rev Bonds (Bon Secours Mercy Hlth, Inc.), Ser 2020A, 5.000%, 12-1-46	250	311
Tennessee – 0.6%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015B, 5.000%, 7-1-40	4,200	4,772
Texas – 11.9%		
Alamo Cmnty College Dist, Ltd. Tax and Rfdg Bonds, Ser 2017, 5.000%, 8-15-38	6,040	7,420
Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Cntys), Ser 2014, 5.000%, 11-15-39	1,000	1,124
Bexar Cnty, TX, Ltd. Tax Rfdg Bonds, Ser 2020B, 1.538%, 6-15-31	700	711
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8-15-41	500	524
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34	3,000	3,134

SEPTEMBER 30, 2020 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Clint Independent Sch Dist, Unlimited Tax Sch Bldg Bonds (El Paso Cnty, TX), Ser 2015, 5.000%, 8-15-39	$ 1,960	$ 2,409
Grand Prkwy Trans Corp., First Tier Toll Rev Rfdg Bonds, Ser 2020C, 4.000%, 10-1-45	1,000	1,161
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A:		
6.500%, 5-15-31	1,000	1,039
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7-1-32	500	540
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds, Ser 2019B:		
4.000%, 11-15-38	1,000	1,203
4.000%, 11-15-39	2,000	2,399
North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016, 4.000%, 12-15-35	3,090	3,526
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (B)	20,000	17,220
San Antonio, TX, Water Sys Jr Lien Rev and Rfdg Bonds, Ser 2015B, 5.000%, 5-15-39	1,805	2,150
Trinity River Auth of TX, Rgnl Wastewater Sys Rev Rfdg Bonds, Ser 2020, 5.000%, 8-1-30 (C)	1,000	1,365
TX Dept of Hsg and Cmnty Affairs, Multifamily Hsg Rev Bonds (Terraces at Cibolo), Ser 2007, 0.160%, 5-1-40	4,495	4,495
TX Dept of Hsg and Cmnty Affairs, Sngl Fam Mtg Rev Bonds, Ser 2020A, 2.050%, 9-1-30	200	207
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2016 (Insured by BAMAC), 4.000%, 5-1-33	500	547
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5-1-26	3,740	3,831
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC):		
0.000%, 8-15-26 (B)	24,500	23,222
TX Trans Comsn (Cent TX Tpk Sys), Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8-15-37	1,000	1,131
TX Water Dev Board, State Water Implementation Rev Fund for TX Rev Bonds, Ser 2018B, 5.000%, 10-15-38	8,000	10,276
		89,634

MUNICIPAL BONDS (Continued)	Principal	Value
Utah – 0.2%		
UT Cnty, UT, Hosp Rev Bonds (IHC Hlth Ser, Inc.), Ser 2020A, 5.000%, 5-15-43	$ 200	$ 254
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Syracuse Arts Acadamy Proj), Ser 2017, 5.000%, 4-15-37	1,000	1,160
		1,414
Virginia – 0.1%		
Fairfax Cnty, VA, Pub Impvt Rfdg Bonds, Ser 2020B, 1.483%, 10-1-31	1,000	1,006
Washington – 1.3%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35	2,000	2,239
Snohomish Cnty, WA, Pub Util Dist No. 1, Elec Sys Rev Bonds, Ser 2015, 5.000%, 12-1-40	1,000	1,202
WA Hlth Care Fac Auth, Rev Bonds (Providence Hlth & Svc), Ser 2014D, 5.000%, 10-1-38	5,000	5,595
WA State Hsng Fin Comsn, Sngl Fam Prog Bonds, Ser 2020-1A:		
2.000%, 12-1-26	235	241
2.200%, 6-1-27	150	154
2.250%, 12-1-27	185	190
		9,621
Wisconsin – 0.8%		
WI Hlth and Edu Fac Auth, Rev Bonds (Ascension Sr Credit Group), Ser 2016A, 4.000%, 11-15-33	1,000	1,138
WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12-1-41	4,000	4,712
		5,850
TOTAL MUNICIPAL BONDS – 93.8%		$708,672
(Cost: $647,627)		

SHORT – TERM SECURITIES	Shares	
Money Market Funds(D) – 2.9%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	21,663	21,663
TOTAL SHORT-TERM SECURITIES – 2.9%		$ 21,663
(Cost: $21,663)		
TOTAL INVESTMENT SECURITIES – 99.2%		$749,510
(Cost: $687,253)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		6,423
NET ASSETS – 100.0%		$755,933

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Zero coupon bond.

(C)Purchased on a when-issued basis with settlement subsequent to September 30, 2020.

(D)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Investment Funds	$ 19,175	$ —	$ —
Municipal Bonds	—	708,672	—
Short-Term Securities	21,663	—	—
Total	$40,838	$708,672	$ —

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
BHAC = Berkshire Hathaway Assurance Corp.
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	**98.3%**
Municipal Bonds	98.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.7%**

Quality Weightings

Investment Grade	**56.0%**
AAA	1.7%
AA	13.3%
A	23.9%
BBB	17.1%
Non-Investment Grade	**42.3%**
BB	12.8%
B	7.6%
Non-rated	21.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.7%**

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS	Principal	Value
Alabama – 4.1%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21	$ 1,000	$ 1,031
AL Econ Stlmt Auth, BP Stlmt Rev Bonds, Ser 2016A, 4.000%, 9-15-33	9,000	9,947
Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6-1-37 (A)	8,485	6,788
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53	10,470	12,324
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46	6,000	8,376
UAB Medicine Fin Auth, Rev Bonds, Ser 2019B, 4.000%, 9-1-48	2,500	2,833
		41,299
Alaska – 1.0%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46	10,000	10,050
Arizona – 2.9%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 81 bps), 1.770%, 1-1-37 (B)	10,000	9,336
AZ Indl Dev Auth, Edu Rev and Rfdg Bonds (AZ Agribusiness & Equine Ctr, Inc. Proj), Ser 2017B, 5.000%, 3-1-42	1,500	1,559
City of Phoenix Civic Impvt Corp., Jr Lien Arpt Rev Bonds, Ser 2019B, 3.250%, 7-1-49	1,555	1,575
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch - Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12-15-43	1,500	1,650
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12-1-27	2,390	2,439
6.000%, 12-1-32	1,430	1,454
6.250%, 12-1-42	2,150	2,181
6.250%, 12-1-46	2,500	2,534
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2019A, 4.000%, 1-1-44	5,000	5,666
Phoenix, AZ, Indl Dev Auth, Student Hsng Rfdg Rev Bonds (Downtown Phoenix Student Hsng LLC - AZ State Univ Proj), Ser 2018A, 5.000%, 7-1-42	1,000	1,060
		29,454
California – 9.3%		
CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6-1-55 (C)	6,250	474

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A:		
5.000%, 7-1-41	$ 1,750	$ 1,858
5.000%, 7-1-46	1,670	1,762
CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11-15-31	750	898
CA Muni Fin Auth, Rev Rfdg Bonds (HumanGood Oblig Group), Ser 2019A:		
4.000%, 10-1-44	2,000	2,169
5.000%, 10-1-44	2,000	2,311
CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A:		
4.000%, 12-31-47	6,650	7,045
5.000%, 12-31-47	1,500	1,705
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-42	1,200	1,249
CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch - Oblig Group), Ser 2017G:		
5.000%, 6-1-47	675	719
5.000%, 6-1-53	675	716
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch - Oblig Group), Ser 2016, 5.000%, 8-1-41	1,500	1,671
CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6-1-45 (A)	4,000	160
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11-1-33	1,400	1,478
5.875%, 11-1-43	1,890	1,986
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A:		
5.000%, 12-1-46	3,000	3,247
5.250%, 12-1-56	2,500	2,707
CA Statewide Cmnty Dev Auth, Rfdg Rev Bonds (CA Baptist Univ), Ser 2017A, 5.000%, 11-1-41	1,000	1,045
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5-15-40	1,500	1,648
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9-15-42	2,760	3,012
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1-15-53	2,800	3,024

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-2 (Insured by AGM), 3.500%, 1-15-53	$ 1,600	$ 1,693
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6-1-29	1,250	1,526
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6-1-35	6,265	7,333
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6-1-47	2,000	2,062
Los Angeles, CA, Dept of Arpts, Los Angeles Intl Arpt Sub Rev Bonds, Ser 2019F, 3.000%, 5-15-49	3,030	3,062
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 4.000%, 11-1-39	8,700	8,899
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40	2,500	2,500
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8-1-28	1,000	1,006
8.000%, 8-1-38	1,500	1,508
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12-1-26	1,400	1,495
8.000%, 12-1-31	9,400	9,970
7.500%, 12-1-41	4,000	4,195
San Diego, CA, Tob Stlmt Rev Funding Corp., Tob Stlmt Bonds, Ser 2018C, 4.000%, 6-1-32	830	874
San Francisco City and Cnty Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2019A, 4.000%, 5-1-49	1,250	1,371
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42	4,000	4,248
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds, Ser 2019B-1, 5.000%, 6-1-48	1,000	1,178
		93,804
Colorado – 2.9%		
AR River Power Auth, CO Power Supply Sys Rev Rfdg Bonds, Ser 2018A, 5.000%, 10-1-43	5,000	5,457

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10-1-40	$5,000	$ 5,015
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1-1-44	3,250	3,475
CO Hlth Fac Auth, Rev Bonds (NJH-SJH Ctr for Outpatient Hlth Proj), Ser 2019, 4.000%, 1-1-50	2,500	2,812
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11-15-40	1,250	1,259
CO Hlth Fac Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A, 4.000%, 1-1-38	1,000	1,161
Denver, CO, Dept of Aviation, Arpt Sys Sub Rev Bonds, Ser 2018A, 4.000%, 12-1-48	5,000	5,423
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11-15-38	3,000	4,753
		29,355
Connecticut – 0.3%		
CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A:		
5.000%, 9-1-46	1,000	1,027
5.000%, 9-1-53	1,600	1,634
		2,661
District Of Columbia – 1.4%		
DC Water and Sewer Auth, Pub Util Sub Lien Rev Bonds, Ser 2019A, 4.000%, 10-1-49	3,000	3,479
Metro WA Arpt Auth, Dulles Toll Road Sub Lien Rev and Rfdg Bonds (Dulles Metrorail and Cap Impvt Proj), Ser 2019B, 3.000%, 10-1-50	5,000	5,024
Metro WA DC Arpt Auth, Arpt Sys Rev and Rfdg Bonds, Ser 2019A, 5.000%, 10-1-49	3,250	3,898
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 6.500%, 10-1-44	1,000	1,291
		13,692
Florida – 5.0%		
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2014A, 8.250%, 1-1-49 (A)	3,000	1,620
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016A, 5.750%, 1-1-50 (A)	645	645

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016B, 7.000%, 1-1-35 (A)	$ 555	$ 555
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A, 6.125%, 6-15-44	5,300	5,684
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2015A, 6.000%, 6-15-35	2,000	2,239
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2020C, 5.000%, 9-15-50	2,000	2,120
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10-1-38	1,840	1,846
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47	9,835	10,409
Martin Cnty Hlth Fac Auth, Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2019A, 4.000%, 1-1-46	16,500	18,774
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2019A, 4.000%, 10-1-44	1,500	1,644
Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-40	2,000	2,239
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10-1-47	2,000	2,407
		50,182
Georgia – 1.8%		
Burke Cnty, GA, Dev Auth, Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2013A, 1.500%, 1-1-40	700	704
Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A:		
6.000%, 7-1-36	750	584
6.000%, 7-1-51	4,000	2,791
Hosp Auth of Hall Cnty and the City of Gainesville, Rev Anticipation Certs (NE GA Hlth Sys, Inc. Proj), Ser 2020A, 3.000%, 2-15-47	3,775	3,865
Main Street Natural Gas, Inc., Gas Supply Rev Bonds, Ser 2019A, 4.000%, 5-15-39	5,500	6,123
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1-1-49	4,000	4,358
		18,425

MUNICIPAL BONDS (Continued)	Principal	Value
Guam – 0.5%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12-1-30	$ 1,400	$ 1,407
6.875%, 12-1-40	3,500	3,520
		4,927
Hawaii – 0.2%		
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5-15-42	2,000	2,071
Illinois – 8.2%		
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1-1-35	3,000	3,228
Chicago Multi-Fam Hsng, Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12-1-43	8,810	6,289
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2018B (Insured by AGM), 4.000%, 1-1-44	5,000	5,525
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A: 5.750%, 1-1-39	1,000	1,013
Chicago O'Hare Intl Arpt, Sr Spl Fac Rev Bonds (Trips Oblig Group), Ser 2018, 5.000%, 7-1-48	1,000	1,121
City of Chicago, Gen Arpt Sr Lien Rev and Rev Rfdg Bonds (Chicago O'Hare Intl Arpt), Ser 2018A (Insured by AGM), 4.375%, 1-1-53	5,000	5,556
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,515
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12-1-32	4,535	4,486
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5-15-42	5,300	5,742
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,515
IL Fin Auth, Rev Bonds (NW Mem Hlthcare), Ser 2017A, 4.000%, 7-15-47	5,000	5,534
IL GO Bonds, Ser 2016, 4.000%, 6-1-32	6,410	6,364
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/ Green Mount Redev Proj - Tax Increment and Sales Tax), Ser 2011A, 7.000%, 7-1-41	6,000	6,005

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012,		
5.250%, 3-1-23	$ 1,835	$ 1,836
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006,		
5.850%, 12-1-36	2,675	2,384
Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012,		
6.500%, 12-1-32	4,710	4,718
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012,		
5.625%, 12-1-31	1,505	1,475
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011,		
8.000%, 10-1-36	7,700	7,989
		82,295
Indiana – 1.8%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11-15-27 (A)	1,575	16
7.000%, 11-15-32 (A)	2,000	20
7.125%, 11-15-42 (A)	7,500	75
7.125%, 11-15-47 (A)	5,750	57
IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A,		
5.000%, 6-1-39	5,000	5,166
IN Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2019A,		
4.000%, 1-1-39	5,000	5,855
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012,		
6.000%, 8-1-39	4,000	4,084
Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016,		
4.000%, 1-15-32	2,600	2,441
		17,714
Iowa – 0.2%		
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B,		
5.000%, 6-1-36	2,425	2,467
Kansas – 1.3%		
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A,		
7.625%, 8-1-37	7,500	7,860
Lenexa, KS, Hlth Care Fac Rev Bonds (Lakeview Village, Inc.), Ser 2018A:		
4.000%, 5-15-34	1,000	992
5.000%, 5-15-39	1,500	1,609

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Unif Govt of Wyandotte Cnty, Kansas City, KS, Spl Oblig Rfdg and Impvt Rev Bonds (Wyandotte Plaza Redev Proj), Ser 2016,		
5.000%, 12-1-34	$ 3,000	$ 2,982
		13,443
Kentucky – 1.7%		
Kenton Cnty Arpt Board, Cincinnati/Northn KY Intl Arpt Rev Bonds, Ser 2019:		
5.000%, 1-1-44	2,250	2,725
5.000%, 1-1-49	2,250	2,705
KY Muni Power Agy, Power Sys Rev Rfdg Bonds (Prarie State Proj), Ser 2019A,		
4.000%, 9-1-45	1,500	1,602
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A,		
5.750%, 7-1-49	4,000	4,352
Pub Enrg Auth of KY, Gas Supply Rev Bonds, Ser 2018B,		
4.000%, 1-1-49	5,000	5,606
Trimble, KY, Pollutn Ctl Rev Rfdg Bonds (Louisville Gas and Elec Co. Proj), Ser 2016A (3-Month U.S.LIBOR),		
1.300%, 9-1-44 (B)	500	498
		17,488
Louisiana – %		
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A,		
8.375%, 7-1-39 (A)	13,547	—*
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B,		
10.500%, 7-1-39 (A)	12,202	—*
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015,		
7.750%, 7-1-39 (A)	1,977	—*
		—*
Maine – 0.1%		
ME Fin Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2015R-2,		
4.375%, 8-1-35	1,000	1,082
Massachusetts – 0.5%		
Cmnwlth of MA, GO Bonds, Consolidated Loan of 2020, Ser C,		
2.750%, 3-1-50	5,000	5,175
Michigan – 3.9%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC),		
5.250%, 4-1-23	220	220

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011,		
6.500%, 12-1-20	$ 1,105	$ 1,105
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2019MI-A,		
3.000%, 12-1-49	12,000	12,358
MI Fin Auth, Hosp Rev Bonds (Henry Ford Hlth Sys), Ser 2019A,		
4.000%, 11-15-50	2,000	2,239
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A,		
6.125%, 9-1-40	4,535	4,540
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12-1-30	2,000	2,003
6.500%, 12-1-40	3,000	3,004
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A,		
5.875%, 12-1-30	1,720	1,721
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A,		
6.875%, 6-1-42	7,600	7,642
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A,		
5.125%, 6-1-22	2,620	2,623
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008,		
7.000%, 11-15-38	2,400	1,834
		39,289
Missouri – 2.0%		
Branson, MO, Indl Dev Auth, Tax Incr Rfdg Rev Bonds (Branson Shoppes Redev Proj), Ser 2017A,		
3.900%, 11-1-29	845	822
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12-1-31	675	438
6.125%, 12-1-36	875	569
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10-1-21	150	147
5.400%, 10-1-26	1,145	1,048
5.500%, 10-1-31	1,925	1,635
5.550%, 10-1-36	1,725	1,377
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (Mosaic Hlth Sys), Ser 2019A,		
4.000%, 2-15-54	1,695	1,887
Kirkwood, MO, Indl Dev Auth, Ret Cmnty Rev Bonds (Aberdeen Heights), Ser 2017A,		
5.250%, 5-15-50	4,000	4,196

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 0.000%, 4-1-55 (C)	$ 3,376	$ 591
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7-15-36 (C)	2,250	1,475
0.000%, 7-15-37 (C)	4,000	2,524
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4-1-27 (A)	1,250	325
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4-1-33 (A)	3,950	1,580
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12-1-28 (A)	1,000	180
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29 (A)	2,185	1,355
		20,149
Montana – 0.1%		
MT Fac Fin Auth, Rev Rfdg Bonds (SCL Hlth Sys), Ser 2019A, 4.000%, 1-1-38	1,000	1,161
Nebraska – 1.1%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9-1-37	8,000	8,630
5.000%, 9-1-42	2,000	2,148
		10,778
Nevada – 1.0%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12-15-45	2,515	2,586
NV Dept of Business and Industry, Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2018A, 5.000%, 12-15-48	500	511
Reno, NV, Cap Impvt Rev Rfdg Bonds, Ser 2019A-1:		
3.750%, 6-1-39	3,165	3,439
4.000%, 6-1-46	2,000	2,205
Reno, NV, First Lien Sales Tax Rev Rfdg Bonds (Retrac-Reno Trans Rail Access Corridor Proj), Ser 2018A (Insured by AGM), 5.000%, 6-1-48	1,000	1,094
		9,835

MUNICIPAL BONDS (Continued)	Principal	Value
New Hampshire – 0.4%		
Natl Fin Auth (NH), Res Recovery Rfdg Rev Bonds (Covanta Proj), Ser 2020B, 3.750%, 7-1-45	$2,000	$ 1,986
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	2,300	2,366
		4,352
New Jersey – 2.0%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6-15-26	1,000	1,030
5.000%, 6-15-28	1,000	1,024
5.000%, 6-15-29	500	511
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds (Univ Hosp Issue), Ser 2015A, 5.000%, 7-1-46	2,355	2,607
NJ Tpk Auth, Tpk Rev Bonds, Ser 2019A, 4.000%, 1-1-48	2,500	2,786
NJ Trans Trust Fund Auth, Trans Prog Bonds, Ser 2019AA, 4.500%, 6-15-49	5,000	5,329
Tob Stlmt Fin Corp., Tob Stlmt Bonds, Ser 2018B, 5.000%, 6-1-46	6,000	6,785
		20,072
New Mexico – 0.5%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7-1-42	4,750	5,010
New York – 5.9%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM): 5.000%, 10-1-22	1,000	1,000
Metro Trans Auth, Trans Rev Green Bonds, Ser 2019B, 4.000%, 11-15-50	5,000	4,855
MTA Hudson Rail Yards Trust Oblig, Ser 2016A, 5.000%, 11-15-56	5,000	5,476
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1-1-49	8,750	6,503
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1-1-49	2,843	2,113
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 12-1-20 (A)	368	331

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1-1-49	$ 11,208	$ 1,121
Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds, 5.125%, 6-1-46	10,000	10,001
NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A, 5.000%, 6-1-51	1,000	1,030
NY Envirnmt Fac Corp., Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2020, 2.750%, 9-1-50	1,000	1,009
NY Trans Dev Corp., Spl Fac Rev Bonds (Delta Air Lines, Inc. - LaGuardia Arpt Terminals C&D Redev Proj), Ser 2018, 4.000%, 1-1-36	1,000	995
NYC Indl Dev Agy, Pilot Rev Rfdg Bonds (Yankee Stadium Proj), Ser 2020A, 3.000%, 3-1-49 (D)	1,000	985
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Fiscal 2020 Ser DD-1, 3.000%, 6-15-50	5,500	5,703
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Fiscal 2021 Ser AA-1, 3.000%, 6-15-50	10,000	10,386
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1-1-46	4,900	4,912
Westchester Tob Asset Securitization Corp., Tob Stlmt Bonds, Ser 2016B, 5.000%, 6-1-41	2,500	2,882
		59,302
North Carolina – 1.4%		
NC Med Care Comsn, Hlth Care Fac Rev Bonds (Novant Hlth Oblig Group), Ser 2019A, 3.125%, 11-1-49	8,500	8,837
NC Tpk Auth, Monroe Expressway Toll Rev Bonds, Ser 2016C, 0.000%, 7-1-41 (C)	4,160	1,664
NC Tpk Auth, Triangle Expressway Sys Sr Lien Rev Bonds, Ser 2019:		
3.000%, 1-1-42	2,000	2,108
4.000%, 1-1-55	1,000	1,126
		13,735

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio – 2.6%		
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Rfdg Bonds, Ser 2020A-2, 3.000%, 6-1-48	$ 3,000	$ 2,917
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Rfdg Bonds, Ser 2020B-2, 5.000%, 6-1-55	10,000	10,646
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5-15-40	2,360	2,367
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2-15-48	5,000	5,157
OH Hosp Rev Bonds (Univ Hosp Hlth Sys, Inc.), Ser 2020A, 3.000%, 1-15-45	4,250	4,339
Summit Cnty Port Auth, OH (Cleveland - Flats East Dev Proj), Ser 2010B, 6.875%, 5-15-40	1,130	1,135
		26,561
Oklahoma – 0.3%		
OK Dev Fin Auth, Hlth Sys Rev Bonds (OU Medicine Proj), Ser 2018B, 5.500%, 8-15-57	3,000	3,495
Oregon – 3.3%		
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5-15-42	1,900	1,986
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7-1-30	5,000	5,173
Port of Portland, OR, Portland Intl Arpt Rev Bonds, Ser Twenty-Five B, 5.000%, 7-1-49	3,000	3,554
Port of Portland, OR, Portland Intl Arpt Rev Bonds, Ser Twenty-Seven A, 4.000%, 7-1-50	18,460	20,309
Salem, OR, Hosp Fac Auth, Rev Bonds (Capital Manor Proj), Ser 2018, 5.000%, 5-15-53	1,895	2,017
		33,039
Pennsylvania – 5.9%		
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1-1-41	3,000	3,006
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8-15-40	14,290	14,296

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 6.375%, 12-1-38	$16,000	$20,650
Philadelphia Auth for Indl Dev, Charter Sch Rev Bonds (MaST Cmnty Charter Sch II Proj), Ser 2020, 5.000%, 8-1-50	375	428
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12-15-36	6,000	6,495
7.625%, 12-15-41	6,925	7,535
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12-15-41	3,500	3,986
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8-1-40	755	758
Wilkes-Barre Area Sch Dist, Luzerne Cnty, PA, GO Bonds, Ser 2019, 4.000%, 4-15-54	2,500	2,814
		59,968
Rhode Island – 0.5%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6-1-50	5,000	5,371
South Carolina – 0.2%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1-1-34	1,550	1,599
Tennessee – 0.6%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7-1-40	3,000	3,445
Metro Nashville Arpt Auth, Sub Arpt Rev Bonds, Ser 2019A, 4.000%, 7-1-54	1,875	2,073
		5,518
Texas – 15.3%		
Arlington Higher Edu Fin Corp., Edu Rev Bonds (Kipp Texas, Inc.), Ser 2019, 3.000%, 8-15-49	4,000	4,274
Arlington Independent Sch Dist, Unlimited Tax Sch Bldg and Rfdg Bonds (Tarrant Cnty, TX), Ser 2020, 4.000%, 2-15-45	2,000	2,355
Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A, 5.375%, 8-15-36	4,585	5,027
Austin, TX, Arpt Sys Rev Rfdg Bonds, Ser 2019:		
5.000%, 11-15-24	1,650	1,928
5.000%, 11-15-25	1,500	1,803

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Bexar Cnty Hlth Fac Dev Corp., Rev Rfdg Bonds (Army Ret Residence Fndtn Proj), Ser 2016, 5.000%, 7-15-41	$5,395	$5,640
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1-1-36 (C)	2,500	1,604
0.000%, 1-1-40 (C)	2,000	1,104
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2015A, 5.000%, 1-1-45	4,000	4,540
Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016, 5.000%, 1-1-46	2,000	2,291
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013:		
5.000%, 1-1-33	6,000	6,628
5.000%, 1-1-42	3,000	3,314
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11-1-44	5,000	5,345
Grand Prkwy Trans Corp., First Tier Toll Rev Rfdg Bonds, Ser 2020C, 3.000%, 10-1-50	4,500	4,624
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2-15-33	2,000	2,006
6.000%, 2-15-38	1,850	1,855
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7-1-25	1,000	1,036
5.000%, 7-1-26	2,680	2,777
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2020A, 4.000%, 7-1-47 (D)	3,000	3,314
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds, Ser 2019B, 4.000%, 11-15-44	3,000	3,548
Montgomery, TX, Cnty Toll Road Auth, Sr Lien Toll Road Rev Bonds, Ser 2018, 5.000%, 9-15-48	1,000	1,089
New Hope Cultural Edu Fac Fin Corp., Edu Rev Bonds (Jubilee Academic Ctr), Ser 2016A, 5.000%, 8-15-46	8,000	8,044
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9-1-43 (C)	5,000	6,842
North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A, 5.000%, 1-1-39	2,000	2,338
San Antonio, TX, Water Sys Jr Lien Rev and Rfdg Bonds, Ser 2019C:		
4.000%, 5-15-33	1,550	1,899
4.000%, 5-15-34	1,500	1,830
San Antonio, TX, Water Sys Jr Lien Rev and Rfdg Bonds, Ser 2020A:		
4.000%, 5-15-38	6,720	8,141
4.000%, 5-15-40	6,000	7,221

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7-1-38 (A)	$17,870	$ 4,467
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Air Force Vlg Oblig Group Proj), Ser 2016, 5.000%, 5-15-45	8,650	9,139
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckner Sr Living - Ventana Proj), Ser 2017A:		
6.750%, 11-15-47	1,000	1,042
6.750%, 11-15-52	2,500	2,595
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
4.625%, 11-15-41 (A)	1,924	—*
4.875%, 11-15-48 (A)	4,424	—*
5.000%, 11-15-55 (A)	5,386	1
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-32	4,000	4,273
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (NTE Mobility Partn Segments 3 LLC Segment 3C Proj), Ser 2019, 5.000%, 6-30-58	5,000	5,743
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Rfdg Bonds (LBJ Infra Group LLC I-635 Managed Lanes Proj), Ser 2020A, 4.000%, 6-30-40	1,000	1,129
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Rfdg Bonds (NTE Mobility Partn LLC North Tarrant Express Managed Lanes Proj), Ser 2019A:		
4.000%, 12-31-38	2,000	2,249
4.000%, 12-31-39	2,000	2,242
TX Trans Comsn (Cent TX Tpk Sys), First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41	10,445	11,388
TX Trans Comsn (Cent TX Tpk Sys), First Tier Rev Rfdg Bonds, Ser 2020-A, 3.000%, 8-15-40	1,000	1,052
TX Trans Comsn, State Hwy 249 Sys First Tier Toll Rev Bonds, Ser 2019A, 5.000%, 8-1-57	1,000	1,143
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8-15-34	5,000	5,155
		154,035

MUNICIPAL BONDS (Continued)	Principal	Value
Utah – 0.3%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7-15-30	$ 1,015	$ 1,018
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7-15-40	2,160	2,164
		3,182
Vermont – 0.1%		
Vermont Econ Dev Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2013, 4.625%, 4-1-36	1,000	1,110
Virginia – 4.7%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A, 2.000%, 10-1-48	2,248	197
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007B, 5.625%, 9-1-41	2,779	1,388
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007C, 0.000%, 9-1-41 (C)	821	39
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9-1-45 (C)	859	434
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3-1-36	4,300	4,356
The Rector and Visitors of the Univ of VA, Gen Rev Pledge Rfdg Bonds, Ser 2015A-2, 3.570%, 4-1-45	10,000	10,935
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7-1-34	4,590	4,753
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1-1-37	8,265	8,834
5.500%, 1-1-42	11,000	11,521
VA Small Business Fin Auth, Tax-Exempt Sr Lien Private Activity Rev Bonds (Transform 66 P3 Proj), Ser 2017, 5.000%, 12-31-56	4,000	4,482
		46,939

MUNICIPAL BONDS (Continued)	Principal	Value
Washington – 0.5%		
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1-1-49	$5,000	$ 5,353
West Virginia – 0.5%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10-1-37	5,000	4,936
Wisconsin – 2.0%		
Pub Fin Auth Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7-1-42	5,500	5,668
Pub Fin Auth, Higher Edu Fac Rev Bonds (Wittenberg Univ Proj), Ser 2016, 5.250%, 12-1-39	5,000	5,120
WI Pub Fin Auth, Edu Rev Bonds (Cornerstone Charter Academy Proj), Ser 2016A, 5.125%, 2-1-46	3,000	3,063
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45	6,000	6,187
		20,038
TOTAL MUNICIPAL BONDS – 98.3%		$ 990,411
(Cost: $1,024,090)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (E) – 0.8%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	8,454	8,454
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 8,454
(Cost: $8,454)		
TOTAL INVESTMENT SECURITIES – 99.1%		$ 998,865
(Cost: $1,032,544)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		9,493
NET ASSETS – 100.0%		$1,008,358

Notes to Schedule of Investments

　*Not shown due to rounding.

(A) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Zero coupon bond.

(D) Purchased on a when-issued basis with settlement subsequent to September 30, 2020.

(E) Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$990,411	$ —
Short-Term Securities	8,454	—	—
Total	$8,454	$990,411	$ —

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	98.1%
Financials	22.1%
Industrials	17.7%
Consumer Discretionary	13.4%
Materials	12.0%
Energy	8.0%
Health Care	7.0%
Consumer Staples	5.7%
Information Technology	5.2%
Communication Services	4.0%
Utilities	3.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.9%

Country Weightings

Europe	**62.9%**
United Kingdom	18.5%
France	13.1%
Germany	9.2%
Switzerland	8.1%
Denmark	4.9%
Other Europe	9.1%
Pacific Basin	**34.0%**
Japan	21.6%
Other Pacific Basin	12.4%
North America	**1.2%**
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.9%

Top 10 Equity Holdings

Company	Country	Sector	Industry
A.P. Moller - Maersk A/S	Denmark	Industrials	Marine
Rexel S.A.	France	Industrials	Trading Companies & Distributors
Hitachi Metals Ltd.	Japan	Materials	Steel
J Sainsbury plc	United Kingdom	Consumer Staples	Food Retail
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
BASF Aktiengesellschaft	Germany	Materials	Diversified Chemicals
Covestro AG	Germany	Materials	Specialty Chemicals
Komatsu Ltd.	Japan	Industrials	Construction Machinery & Heavy Trucks
Compagnie Generale des Etablissements Michelin, Class B	France	Consumer Discretionary	Tires & Rubber
John Wood Group plc	United Kingdom	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Belgium		
Financials – 0.6%		
KBC Group N.V.	27	$ 1,352
Total Belgium – 0.6%		$ 1,352
China		
Utilities – 1.6%		
China Resources Power Holdings Co. Ltd.	2,976	3,301
Total China – 1.6%		$ 3,301
Denmark		
Financials – 0.8%		
Danske Bank A.S.	121	1,635
Industrials – 4.1%		
A.P. Moller - Maersk A/S (A)	6	8,774
Total Denmark – 4.9%		$10,409
France		
Communication Services – 1.5%		
Publicis Groupe S.A. (A)	96	3,083
Consumer Discretionary – 2.7%		
Compagnie Generale des Etablissements Michelin, Class B	53	5,718
Financials – 2.3%		
Amundi S.A.	55	3,903
SCOR SE	30	841
		4,744
Health Care – 1.2%		
Sanofi-Aventis	27	2,657
Industrials – 5.4%		
Bouygues S.A.	60	2,068
Rexel S.A.	574	7,194
Schneider Electric S.A.	17	2,153
		11,415
Total France – 13.1%		$ 27,617
Germany		
Industrials – 1.3%		
Siemens AG	29	2,691
Materials – 5.6%		
BASF Aktiengesellschaft	98	5,963
Covestro AG	119	5,915
		11,878
Total Germany – 6.9%		$14,569
Hong Kong		
Consumer Discretionary – 0.4%		
Galaxy Entertainment Group	130	$ 879
Information Technology – 1.6%		
Lenovo Group Ltd.	5,100	3,372
Total Hong Kong – 2.0%		$ 4,251
Italy		
Financials – 0.6%		
UniCredit S.p.A.	148	1,221
Utilities – 1.4%		
ENEL S.p.A.	343	2,973
Total Italy – 2.0%		$ 4,194
Japan		
Consumer Discretionary – 8.0%		
Honda Motor Co. Ltd.	229	5,441
Iida Group Holdings Co. Ltd. (A)	109	2,198
Isuzu Motors Ltd.	119	1,043
Panasonic Corp. (A)	620	5,280
Suzuki Motor Corp.	70	2,986
		16,948
Energy – 3.1%		
ENEOS Holdings, Inc. (A)	866	3,090
Inpex Corp.	668	3,587
		6,677
Financials – 3.7%		
Fukuoka Financial Group, Inc.	77	1,287
MS&AD Insurance Group Holdings, Inc.	41	1,110
Resona Holdings, Inc.	503	1,712
Sumitomo Mitsui Financial Group, Inc. (A)	98	2,751
T&D Holdings, Inc. (A)	112	1,105
		7,965
Industrials – 3.8%		
Komatsu Ltd.	262	5,763
Mitsui & Co. Ltd. (A)	138	2,366
		8,129
Materials – 3.0%		
Hitachi Metals Ltd.	415	6,404
Total Japan – 21.6%		$46,123
Luxembourg		
Materials – 1.2%		
ArcelorMittal	185	2,457
Total Luxembourg – 1.2%		$ 2,457
Netherlands		
Communication Services – 0.9%		
Koninklijke KPN N.V.	812	1,905
Energy – 0.3%		
Royal Dutch Shell plc, Class A	47	$ 593
Financials – 1.8%		
ING Groep N.V., Certicaaten Van Aandelen	534	3,808
Total Netherlands – 3.0%		$ 6,306
Singapore		
Consumer Staples – 1.7%		
Wilmar International Ltd.	1,122	3,644
Financials – 1.4%		
DBS Group Holdings Ltd.	211	3,096
Total Singapore – 3.1%		$ 6,740
South Korea		
Financials – 0.9%		
Shinhan Financial Group Co. Ltd.	82	1,930
Materials – 2.2%		
POSCO	28	4,632
Total South Korea – 3.1%		$ 6,562
Spain		
Financials – 1.3%		
Bankia S.A.	1,842	2,682
Total Spain – 1.3%		$ 2,682
Sweden		
Information Technology – 1.0%		
Telefonaktiebolaget LM Ericsson, B Shares	190	2,079
Total Sweden – 1.0%		$ 2,079
Switzerland		
Financials – 2.7%		
Credit Suisse Group AG, Registered Shares (B)	165	1,644
UBS Group AG (B)	361	4,029
		5,673
Health Care – 4.6%		
Novartis AG, Registered Shares	41	3,581
Roche Holdings AG, Genusscheine	18	6,122
		9,703
Industrials – 0.8%		
ABB Ltd.	63	1,593
Total Switzerland – 8.1%		$16,969
Taiwan		
Information Technology – 2.6%		
Catcher Technology Co. Ltd.	413	2,610

SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Hon Hai Precision Industry Co. Ltd.	1,082	$ 2,908
		5,518
Total Taiwan – 2.6%		$ 5,518
United Kingdom		
Communication Services – 1.6%		
Vodafone Group plc	2,622	3,475
Consumer Staples – 4.0%		
J Sainsbury plc	2,491	6,133
Tesco plc	831	2,278
		8,411
Energy – 4.6%		
John Wood Group plc	2,050	5,628
TechnipFMC plc (B)	661	4,173
		9,801
Financials – 6.0%		
Aviva plc	638	2,362
Barclays plc	1,494	1,885
HSBC Holdings plc	937	3,665
NatWest Group plc	1,497	2,051
Standard Chartered plc	608	2,797
		12,760

COMMON STOCKS (Continued)	Shares	Value
Industrials – 2.3%		
Travis Perkins plc	354	$ 4,952
Total United Kingdom – 18.5%		$ 39,399
United States		
Health Care – 1.2%		
Mylan, Inc. (B)	168	2,496
Total United States – 1.2%		$ 2,496
TOTAL COMMON STOCKS – 95.8%		$203,024
(Cost: $247,845)		

PREFERRED STOCKS	Shares	Value
Germany		
Consumer Discretionary – 2.3%		
Volkswagen AG, 2.260% (B)	31	4,951
Total Germany – 2.3%		$ 4,951
TOTAL PREFERRED STOCKS – 2.3%		$ 4,951
(Cost: $5,324)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) — 11.2%		
State Street Institutional U.S. Government Money Market Fund - Premier Class 0.030%	2,922	$ 2,922
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 0.040% (D)	20,749	20,749
		23,671
TOTAL SHORT-TERM SECURITIES – 11.2%		$ 23,671
(Cost: $23,671)		
TOTAL INVESTMENT SECURITIES – 109.3%		$231,646
(Cost: $276,840)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (9.3)%		(19,623)
NET ASSETS – 100.0%		$212,023

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $23,991 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

(D)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ —	$ 8,463	$ —
Consumer Discretionary	—	23,545	—
Consumer Staples	—	12,055	—
Energy	4,173	12,898	—
Financials	—	46,866	—
Health Care	2,496	12,360	—
Industrials	260	37,294	—
Information Technology	—	10,969	—
Materials	—	25,371	—
Utilities	—	6,274	—
Total Common Stocks	$ 6,929	$196,095	$ —
Preferred Stocks	—	4,951	—
Short-Term Securities	23,671	—	—
Total	$30,600	$201,046	$ —

SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

Market Sector Diversification

(as a % of net assets)	
Financials	22.1%
Industrials	17.7%
Consumer Discretionary	13.4%
Materials	12.0%
Energy	8.0%
Health Care	7.0%
Consumer Staples	5.7%
Information Technology	5.2%
Communication Services	4.0%
Utilities	3.0%
Other+	1.9%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	98.6%
Corporate Debt Securities	46.9%
United States Government and Government Agency Obligations	23.0%
Mortgage-Backed Securities	14.4%
Asset-Backed Securities	13.2%
Municipal Bonds - Taxable	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Quality Weightings

Investment Grade	91.4%
AAA	13.5%
AA	22.9%
A	17.8%
BBB	37.2%
Non-Investment Grade	7.2%
BB	3.8%
B	0.7%
Below CCC	0.0%
Non-rated	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.550%, 1-15-30 (A)	$4,868	$ 4,011
Air Canada Enhanced Equipment Trust, Series 2020-2, Class A, 5.250%, 4-1-29 (A)	3,000	3,076
American Airlines Class B Pass-Through Certificates, Series 2016-3, 3.750%, 10-15-25	4,059	2,836
American Airlines, Inc. Pass-Through Certificates, Series 2013-1, Class B, 5.625%, 1-15-21 (A)	1,848	1,711
American Airlines, Inc. Pass-Through Certificates, Series 2017-1, Class B, 4.950%, 2-15-25	994	700
AmeriCredit Automobile Receivables Trust, Series 2016-4, 2.740%, 12-8-22	2,500	2,537
AmeriCredit Automobile Receivables Trust, Series 2017-1, Class C, 2.710%, 8-18-22	4,319	4,356
AmeriCredit Automobile Receivables Trust, Series 2018-2, Class C, 3.590%, 6-18-24	6,660	6,998
Bank of the West Auto Trust, Series 2017-1, Class D, 3.210%, 4-15-25 (A)	4,500	4,608
British Airways Pass-Through Trust, Series 2019-1A, 3.350%, 6-15-29 (A)	3,205	2,663
CarMax Auto Owner Trust, Series 2018-1, Class C, 2.950%, 11-15-23	3,700	3,814
Chesapeake Funding II LLC, Series 2017-2A, Class D, 3.710%, 5-15-29 (A)	2,050	2,063
Chesapeake Funding II LLC, Series 2017-3, Class D, 3.380%, 8-15-29 (A)	2,500	2,521
Chesapeake Funding II LLC, Series 2017-4A, Class D, 3.260%, 11-15-29 (A)	3,375	3,369
Chesapeake Funding II LLC, Series 2018-1, Class C, 3.570%, 4-15-30 (A)	3,100	3,162
CommonBond Student Loan Trust, Series 2017-BGS, Class C:		
4.440%, 9-25-42 (A)	115	120
2.540%, 1-25-47 (A)	7,357	7,618
Continental Airlines, Inc. Pass-Through Certificates, Series 2000-1, Class A-1, 8.048%, 11-1-20	—*	—*
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12-10-28	7,378	8,386
6.943%, 1-10-30	3,164	3,773
Delta Air Lines, Inc. Pass-Through Certificates, Series 2015-1, Class B, 4.250%, 7-30-23	1,614	1,485

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Delta Air Lines, Inc. Pass-Through Certificates, Series 2020A, Class B, 2.500%, 6-10-28	$5,000	$ 4,491
Drive Auto Receivables Trust, Series 2017-3, Class D, 3.530%, 12-15-23 (A)	977	993
Drive Auto Receivables Trust, Series 2018-5, Class C, 3.990%, 1-15-25	11,250	11,608
Earnest Student Loan Program LLC, Series 2016-B, Class A2, 3.020%, 5-25-34 (A)	514	519
Earnest Student Loan Program LLC, Series 2017-A, Class B, 3.590%, 1-25-41 (A)	566	575
Exeter Automobile Receivables Trust, Series 2016-2, Class D, 8.250%, 4-17-23 (A)	6,510	6,609
Flagship Credit Auto Trust, Series 2016-1, Class D, 8.590%, 5-15-23 (A)	4,200	4,302
GM Financial Securitized Term Auto Receivables Trust, Series 2018-1, Class C, 2.770%, 7-17-23	1,400	1,432
Hawaiian Airlines, Inc. Pass-Through Certificates, Series 2013-1, Class B, 4.950%, 1-15-22	3,991	3,600
Hyundai Auto Receivables Trust, Series 2016-B, Class D, 2.680%, 9-15-23	2,520	2,541
Invitation Homes Trust, Series 2018-SFR2 (1-Month U.S. LIBOR plus 128 bps), 1.432%, 6-17-37 (A)(B)	4,000	3,996
One Market Plaza Trust, Series 2017-1MKT, Class A, 3.614%, 2-10-32 (A)	4,000	4,140
Prestige Auto Receivables Trust, Series 2016-1A, Class E, 7.690%, 3-15-23 (A)	2,000	2,005
Progress Residential Trust, Series 2017-SFR1, Class D, 3.565%, 8-17-34 (A)	2,750	2,799
Progress Residential Trust, Series 2018-SFR1, 3.684%, 3-17-35 (A)	4,500	4,543
Santander Consumer Auto Receivables Trust, Series 2020-BA, Class A3, 0.460%, 8-15-24 (A)	2,000	2,002
Santander Consumer Auto Receivables Trust, Series 2020-BA, Class B, 0.770%, 12-15-25 (A)	3,250	3,258
SoFi Professional Loan Program LLC, Series 2017-F, Class A-2FX, 2.840%, 1-25-41 (A)	4,492	4,616
SoFi Professional Loan Program LLC, Series 2018-A, Class A-2B, 2.950%, 2-25-42 (A)	3,500	3,615

ASSET-BACKED SECURITIES (Continued)	Principal	Value
U.S. Airways, Inc. Pass-Through Certificates, Series 2012-2, Class B, 6.750%, 6-3-21	$4,083	$ 3,749
U.S. Airways, Inc., Series 2013-1, Class B, 5.375%, 11-15-21	1,285	1,084
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4-11-22	2,104	1,933
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9-3-22	2,845	2,648
United Airlines Pass-Through Certificates, Series 2016-1, Class B, 3.650%, 1-7-26	3,536	2,693
United Airlines Pass-Through Certificates, Series 2019-2, Class B, 3.500%, 5-1-28	3,215	2,352
Volvo Financial Equipment Trust, Series 2018-1, Class C, 3.060%, 12-15-25 (A)	2,600	2,637
Westlake Automobile Receivables Trust, Series 2017-2, Class E, 4.630%, 7-15-24 (A)	5,995	6,071
Westlake Automobile Receivables Trust, Series 2018-1, Class C, 2.920%, 5-15-23 (A)	251	251
TOTAL ASSET-BACKED SECURITIES – 13.2%		$160,869
(Cost: $165,905)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 1.1%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 4.200%, 3-15-28	7,500	8,517
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.300%, 4-1-27	4,620	5,226
		13,743
Integrated Telecommunication Services – 1.0%		
AT&T, Inc.:		
2.300%, 6-1-27	3,100	3,252
3.650%, 6-1-51	3,100	3,129
3.550%, 9-15-55 (A)	2,392	2,288
Verizon Communications, Inc. (3-Month U.S. LIBOR plus 110 bps), 1.380%, 5-15-25 (B)	3,925	4,010
		12,679

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 0.6%		
Walt Disney Co. (The), 3.600%, 1-13-51	$ 6,500	$ 7,319
Wireless Telecommunication Service – 0.2%		
Crown Castle Towers LLC, 4.241%, 7-15-28 (A)	1,800	2,050
Total Communication Services – 2.9%		35,791
Consumer Discretionary		
Automotive Retail – 0.3%		
AutoZone, Inc., 3.625%, 4-15-25	3,250	3,623
Internet & Direct Marketing Retail – 0.8%		
eBay, Inc., 3.800%, 3-9-22	10,000	10,458
Total Consumer Discretionary – 1.1%		14,081
Consumer Staples		
Agricultural Products – 0.2%		
Ingredion, Inc., 3.900%, 6-1-50	2,800	3,142
Packaged Foods & Meats – 0.7%		
Bunge Ltd. Finance Corp., 1.630%, 8-17-25	2,475	2,485
Kellogg Co., 3.125%, 5-17-22	5,500	5,724
		8,209
Tobacco – 0.2%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 5.800%, 2-14-39	1,905	2,430
Total Consumer Staples – 1.1%		13,781
Energy		
Integrated Oil & Gas – 0.6%		
Equinor ASA (GTD by Equinor Energy AS), 3.000%, 4-6-27	6,600	7,268
Oil & Gas Exploration & Production – 0.3%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.) (3-Month U.S. LIBOR plus 277.75 bps), 3.024%, 6-1-67(B)	5,750	4,428
Oil & Gas Refining & Marketing – 1.8%		
HollyFrontier Corp., 2.625%, 10-1-23	6,500	6,517
Marathon Petroleum Corp., 5.850%, 12-15-45	7,177	8,141
Phillips 66 (GTD by Phillips 66 Co.) (3-Month U.S. LIBOR plus 60 bps), 0.834%, 2-26-21 (B)	1,160	1,160

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing (Continued)		
Valero Energy Corp. (3-Month U.S. LIBOR plus 115 bps), 1.403%, 9-15-23 (B)	$6,500	$ 6,478
		22,296
Oil & Gas Storage & Transportation – 4.7%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.):		
3.375%, 2-1-23	856	879
4.950%, 12-15-24	4,051	4,447
5.950%, 6-1-26	1,496	1,741
3.400%, 2-15-31	2,000	1,959
EQT Midstream Partners L.P., 6.500%, 7-15-48	2,225	2,096
Gray Oak Pipeline LLC:		
2.600%, 10-15-25 (A)	3,600	3,612
3.450%, 10-15-27 (A)	3,835	3,924
Kinder Morgan Energy Partners L.P., 5.800%, 3-1-21	1,306	1,334
Midwest Connector Capital Co. LLC, 3.625%, 4-1-22 (A)	6,000	6,044
MPLX L.P.:		
5.250%, 1-15-25	3,851	3,992
5.500%, 2-15-49	4,125	4,609
MPLX L.P. (3-Month U.S. LIBOR plus 110 bps), 1.342%, 9-9-22 (B)	2,520	2,520
Rattler Midstream L.P., 5.625%, 7-15-25 (A)	2,500	2,519
Sabine Pass Liquefaction LLC, 4.500%, 5-15-30 (A)	3,000	3,376
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 6.850%, 2-15-40	1,265	1,386
Tennessee Gas Pipeline Co., 8.375%, 6-15-32 (C)	3,200	4,398
Western Midstream Operating L.P.:		
3.950%, 6-1-25	4,630	4,351
5.250%, 2-1-50	4,500	4,168
		57,355
Total Energy – 7.4%		91,347
Financials		
Asset Management & Custody Banks – 0.9%		
Apollo Management Holdings L.P., 2.650%, 6-5-30 (A)	4,700	4,702
Owl Rock Technology Finance Corp., 4.750%, 12-15-25 (A)	2,700	2,668
Pine Street Trust I, 4.572%, 2-15-29	3,000	3,502
		10,872
Consumer Finance – 1.8%		
Discover Bank, 3.450%, 7-27-26	3,975	4,351
Ford Motor Credit Co. LLC, 5.750%, 2-1-21	5,361	5,403

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.) (3-Month U.S. LIBOR plus 85 bps), 1.118%, 4-9-21 (B)	$ 4,100	$ 4,098
Hyundai Capital America:		
3.250%, 9-20-22(A)	3,662	3,809
2.850%, 11-1-22(A)	4,500	4,653
		22,314
Diversified Banks – 4.7%		
Citibank N.A. (3-Month U.S. LIBOR plus 60 bps), 0.853%, 5-20-22 (B)	10,000	10,027
Citizens Bank N.A. (3-Month U.S. LIBOR plus 95 bps), 1.168%, 3-29-23 (B)	10,400	10,511
Compass Bank:		
3.500%, 6-11-21	2,000	2,036
3.875%, 4-10-25	6,750	7,241
HSBC Holdings plc, 3.262%, 3-13-23	3,600	3,722
Truist Financial Corp., 5.050%, 12-15-68	2,765	2,641
U.S. Bancorp:		
3.000%, 7-30-29	2,700	2,998
5.300%, 12-29-49	1,675	1,811
Wells Fargo & Co.:		
3.000%, 10-23-26	1,500	1,637
2.393%, 6-2-28	10,000	10,429
Wells Fargo N.A. (3-Month U.S. LIBOR plus 62 bps), 0.871%, 5-27-22 (B)	5,100	5,115
		58,168
Financial Exchanges & Data – 0.5%		
Intercontinental Exchange, Inc. (3-Month U.S. LIBOR plus 65 bps), 0.903%, 6-15-23(B)	5,850	5,863
Insurance Brokers – 0.3%		
Brown & Brown, Inc., 2.375%, 3-15-31	4,180	4,217
Investment Banking & Brokerage – 1.4%		
Charles Schwab Corp. (The), 4.625%, 12-29-49	4,200	4,179
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 78 bps), 1.041%, 10-31-22 (B)	5,780	5,805
Morgan Stanley:		
5.500%, 7-28-21	990	1,032
3.125%, 7-27-26	1,400	1,545
Raymond James Financial, Inc., 4.650%, 4-1-30	3,250	3,951
		16,512
Life & Health Insurance – 1.7%		
AIG Global Funding, 0.800%, 7-7-23 (A)	3,400	3,418

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance (Continued)		
Equitable Financial Life Insurance Co., 1.400%, 7-7-25 (A)	$5,850	$ 5,971
Teachers Insurance & Annuity Association of America, 4.270%, 5-15-47 (A)	5,000	5,844
Unum Group, 5.750%, 8-15-42	4,674	5,388
		20,621
Multi-Line Insurance – 1.0%		
Athene Global Funding, 2.800%, 5-26-23 (A)	5,000	5,214
Kemper Corp., 2.400%, 9-30-30	7,500	7,386
		12,600
Other Diversified Financial Services – 1.4%		
Jefferies Group LLC and Jefferies Group Capital Finance, Inc., 4.150%, 1-23-30	2,915	3,282
JPMorgan Chase & Co., 4.600%, 8-1-68	2,000	1,960
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 332 bps), 3.616%, 1-1-68 (B)	6,975	6,453
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps), 3.738%, 4-29-49 (B)	4,297	4,114
USAA Capital Corp., 2.125%, 5-1-30 (A)	1,000	1,053
		16,862
Regional Banks – 1.5%		
Regions Financial Corp., 3.800%, 8-14-23	2,275	2,467
SunTrust Banks, Inc. (3-Month U.S. LIBOR plus 59 bps), 0.870%, 5-17-22 (B)	8,125	8,178
Synovus Financial Corp.:		
3.125%, 11-1-22	5,680	5,829
5.750%, 12-15-25	2,000	1,995
		18,469
Specialized Finance – 0.1%		
Ashtead Capital, Inc., 4.000%, 5-1-28 (A)	900	934
Total Financials – 15.3%		187,432
Health Care		
Health Care Distributors – 0.2%		
McKesson Corp., 3.650%, 11-30-20	2,500	2,513
Health Care Facilities – 0.6%		
New York and Presbyterian Hospital (The):		
2.256%, 8-1-40	2,948	2,805
2.606%, 8-1-60	1,600	1,547

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
NYU Hospitals Center, 4.428%, 7-1-42	$ 2,315	$ 2,714
		7,066
Health Care Services – 0.5%		
Cigna Corp., 4.900%, 12-15-48	4,963	6,457
Health Care Supplies – 0.7%		
Bio-Rad Laboratories, Inc., 4.875%, 12-15-20	1,750	1,766
Dentsply Sirona, Inc., 3.250%, 6-1-30	6,025	6,546
		8,312
Pharmaceuticals – 1.2%		
Johnson & Johnson, 2.250%, 9-1-50	4,600	4,539
Upjohn, Inc.:		
2.300%, 6-22-27 (A)	3,400	3,509
3.850%, 6-22-40 (A)	2,430	2,616
Zoetis, Inc., 3.000%, 5-15-50	4,385	4,687
		15,351
Total Health Care – 3.2%		39,699
Industrials		
Airlines – 0.9%		
Delta Air Lines, Inc., 8.021%, 8-10-22 (A)	1,269	1,193
JetBlue Airways Corp.:		
7.750%, 11-15-28	3,725	3,877
4.000%, 11-15-32	1,600	1,655
Spirit IP Cayman Ltd. and Spirit Loyalty Cayman Ltd. (GTD by Spirit Airlines, Inc.), 8.000%, 9-20-25 (A)	2,750	2,914
U.S. Airways Group, Inc., Class A, 6.250%, 4-22-23	1,875	1,707
		11,346
Highways & Railtracks – 0.7%		
Transurban Finance Co. Pty Ltd., 2.450%, 3-16-31(A)	7,700	7,855
Railroads – 0.8%		
CSX Corp.:		
4.750%, 11-15-48	950	1,259
4.250%, 11-1-66	4,175	5,177
Westinghouse Air Brake Technologies Corp., 3.200%, 6-15-25	3,350	3,529
		9,965
Total Industrials – 2.4%		29,166

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology		
Application Software – 0.4%		
Block Financial LLC (GTD by H&R Block, Inc.), 4.125%, 10-1-20	$5,000	$ 5,000
IT Consulting & Other Services – 0.6%		
Leidos, Inc. (GTD by Leidos Holdings, Inc.):		
2.950%, 5-15-23 (A)	4,665	4,901
3.625%, 5-15-25 (A)	2,325	2,579
		7,480
Technology Hardware, Storage & Peripherals – 1.1%		
Apple, Inc.:		
0.750%, 5-11-23	2,350	2,370
1.125%, 5-11-25	5,545	5,674
Dell International LLC and EMC Corp., 4.900%, 10-1-26 (A)	5,000	5,651
		13,695
Total Information Technology – 2.1%		26,175
Materials		
Diversified Metals & Mining – 0.5%		
Anglo American Capital plc, 3.950%, 9-10-50 (A)	6,000	6,118
Specialty Chemicals – 0.3%		
Albemarle Corp. (3-Month U.S. LIBOR plus 105 bps), 1.330%, 11-15-22 (B)	3,465	3,452
Total Materials – 0.8%		9,570
Real Estate		
Specialized REITs – 0.3%		
American Tower Corp., 3.070%, 3-15-23 (A)	3,100	3,163
Total Real Estate – 0.3%		3,163
Utilities		
Electric Utilities – 5.8%		
Cleco Corporate Holdings LLC, 3.743%, 5-1-26 (D)	2,200	2,346
Entergy Mississippi, Inc., 3.250%, 12-1-27	2,750	2,989
Entergy Texas, Inc., 3.450%, 12-1-27	3,600	3,912
Eversource Energy, 3.800%, 12-1-23	3,550	3,894
Exelon Corp., 4.700%, 4-15-50	3,340	4,246
Exelon Generation Co. LLC, 3.250%, 6-1-25	7,175	7,842
FirstEnergy Transmission LLC, 5.450%, 7-15-44 (A)	3,871	4,993
Florida Power & Light Co., 2.850%, 4-1-25	3,155	3,460

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Florida Power & Light Co. (3-Month U.S. LIBOR plus 38 bps), 0.650%, 7-28-23 (B)	$4,000	$ 4,003
Indianapolis Power & Light Co., 4.700%, 9-1-45 (A)	3,150	3,990
IPALCO Enterprises, Inc., 3.700%, 9-1-24	2,650	2,871
MidAmerican Energy Co., 4.250%, 7-15-49	3,500	4,532
PacifiCorp, 3.300%, 3-15-51	3,335	3,735
PPL Capital Funding, Inc. (GTD by PPL Corp.) (3-Month LIBOR plus 266.5 bps), 2.885%, 3-30-67 (B)	4,972	3,915
Vistra Operations Co. LLC, 3.700%, 1-30-27 (A)	6,100	6,412
Xcel Energy, Inc., 3.500%, 12-1-49	6,850	7,592
		70,732
Gas Utilities – 1.7%		
AGL Capital Corp., 3.875%, 11-15-25	7,050	7,913
El Paso Natural Gas Co. LLC, 8.375%, 6-15-32 (D)	2,000	2,750
ONE Gas, Inc., 2.000%, 5-15-30	5,000	5,180
Piedmont Natural Gas Co., Inc., 3.350%, 6-1-50	4,400	4,770
		20,613
Independent Power Producers & Energy Traders – 0.4%		
AES Corp. (The):		
3.300%, 7-15-25 (A)	1,365	1,454
3.950%, 7-15-30 (A)	3,670	4,055
		5,509
Multi-Utilities – 2.4%		
Ameren Corp., 3.500%, 1-15-31	6,775	7,740
Dominion Energy, Inc., 2.715%, 8-15-21 (D)	9,000	9,165
East Ohio Gas Co. (The):		
1.300%, 6-15-25 (A)	3,375	3,439
3.000%, 6-15-50 (A)	4,110	4,269
Pacific Gas and Electric Co., 1.750%, 6-16-22	4,800	4,805
		29,418
Total Utilities – 10.3%		126,272
TOTAL CORPORATE DEBT SECURITIES – 46.9%		$576,477
(Cost: $552,490)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 4.3%		
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A (Mortgage spread to 10-year U.S. Treasury index), 4.325%, 8-15-46 (A)(B)	$ 4,130	$4,923
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-TBR, Class A (1-Month U.S. LIBOR plus 83 bps), 0.982%, 12-15-36 (A)(B)	10,000	9,599
Credit Suisse Mortgage Capital Trust, Series 2014-USA, Class A-1, 3.304%, 9-15-37 (A)	1,381	1,387
Credit Suisse Mortgage Capital Trust, Series 2017-HL1, Class A12 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 6-25-47 (A)(B)	4,775	4,945
GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR (Mortgage spread to 5-year U.S. Treasury index), 3.440%, 11-5-34 (A)(B)	1,000	945
Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6-11-39 (A)	6	2
Invitation Homes Trust, Series 2018-SFR1 (1-Month U.S. LIBOR plus 125 bps), 1.401%, 3-17-37 (A)(B)	4,500	4,503
Invitation Homes Trust, Series 2018-SFR3, Class A (1-Month U.S. LIBOR plus 100 bps), 1.151%, 7-17-37 (A)(B)	4,594	4,595
Invitation Homes Trust, Series 2018-SFR3, Class D (1-Month U.S. LIBOR plus 165 bps), 1.801%, 7-17-37 (A)(B)	5,000	5,000
JPMorgan Chase Comm Mortgage Securities Corp., Comm Mortgage Pass-Through Certs, Series 2016-JP4, Class A-4 (10-Year U.S. Treasury index plus 110 bps), 3.648%, 12-15-49 (B)	575	653
JPMorgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2017-JP5, Class A-5, 3.723%, 3-15-50	1,500	1,714
Mellon Residential Funding Corp., Series 1998-2, Class B-1, 6.750%, 6-25-28	1	1
UBS Commercial Mortgage Trust, Series 2017-C1, Class AS, 3.724%, 6-15-50	4,000	4,421

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
UBS Commercial Mortgage Trust, Series 2017-C6, Class A5, 3.580%, 12-15-50	$7,000	$ 7,988
UBS Commercial Mortgage Trust, Series 2017-C7, Class AS (Mortgage spread to 10-year U.S. Treasury index), 4.061%, 12-15-50(B)	2,300	2,609
		53,285
Other Mortgage-Backed Securities – 10.1%		
Agate Bay Mortgage Loan Trust 2015-6, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 3.606%, 9-25-45 (A)(B)	6,157	6,308
Agate Bay Mortgage Loan Trust 2016-1, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.755%, 12-25-45 (A)(B)	6,089	5,960
Agate Bay Mortgage Loan Trust, Series 2013-1, Class B4 (Mortgage spread to 10-year U.S. Treasury index), 3.600%, 7-25-43 (A)(B)	2,418	2,371
Agate Bay Mortgage Loan Trust, Series 2015-5, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.611%, 7-25-45 (A)(B)	2,735	2,735
Bear Stearns Mortgage Securities, Inc., Series 1996-6, Class B2, 8.000%, 11-25-29	31	17
Bellemeade Re Ltd., Series 2018-1A, Class M1B (1-Month U.S. LIBOR plus 160 bps), 1.748%, 4-25-28 (A)(B)	1,867	1,849
CHL Mortgage Pass-Through Trust, Series 2004-J4, 5.250%, 5-25-34	46	46
Citigroup Mortgage Loan Trust, Series 2018-RP1 (3-year U.S. Treasury index plus 60 bps):		
3.513%, 10-25-43 (A)(B)	3,231	3,207
3.000%, 9-25-64 (A)(B)	2,798	2,955
COLT Funding LLC Mortgage Loan Trust, Series 2019-3, Class A1 (Mortgage spread to 2-year U.S. Treasury index), 2.764%, 8-25-49 (A)(B)	3,131	3,166
Eagle Re Ltd., Series 2020-1, Class M1B (1-Month U.S. LIBOR plus 145 bps), 1.598%, 1-25-30 (A)(B)	10,721	10,400
Earnest Student Loan Program LLC, Series 2016-D, Class A2, 2.720%, 1-25-41 (A)	2,201	2,224
Home Partners of America Trust, Series 2018-1, Class A (1-Month U.S. LIBOR plus 90 bps), 1.051%, 7-17-37 (A)(B)	3,864	3,857

IVY SECURIAN CORE BOND FUND *(in thousands)*

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Invitation Homes Trust, Series 2018-SFR4, Class C (1-Month U.S. LIBOR plus 140 bps), 1.551%, 1-17-38 (A)(B)	$13,100	$13,093
JPMorgan Mortgage Trust, Series 2004-A3, Class 4-A-2 (Mortgage spread to 10-year U.S. Treasury index), 3.260%, 7-25-34 (B)	8	8
JPMorgan Mortgage Trust, Series 2013-2, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.624%, 5-25-43 (A)(B)	1,947	1,991
JPMorgan Mortgage Trust, Series 2013-2, Class B4 (Mortgage spread to 5-year U.S. Treasury index), 3.624%, 5-25-43 (A)(B)	1,213	1,195
JPMorgan Mortgage Trust, Series 2016-3, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.349%, 10-25-46 (A)(B)	2,619	2,635
JPMorgan Mortgage Trust, Series 2017-4, Class A-13 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 11-25-48 (A)(B)	6,624	6,796
Kubota Credit Owner Trust, Series 2020-2A, Class A2, 0.410%, 6-15-23 (A)	5,200	5,201
Morgan Stanley Bank of America Merrill Lynch Trust, Series 2016-C32, Class A-4, 3.720%, 12-15-49	320	364
Morgan Stanley Capital I Trust, Series 2012-STAR, Class B, 3.451%, 8-5-34 (A)	930	922
Multifamily Connecticut Avenue Securities Trust, Series 2019-01, Class M10 (1-Month U.S. LIBOR plus 325 bps), 3.398%, 10-15-49 (A)(B)	1,000	922
Multifamily Connecticut Avenue Securities Trust, Series 2019-01, Class M7 (1-Month U.S. LIBOR plus 170 bps), 1.848%, 10-15-49 (A)(B)	1,181	1,128
Pearl Street Mortgage Co. Trust, Series 2018-1, Class A-3 (Mortgage spread to 2-year U.S. Treasury index), 3.500%, 2-25-48 (A)(B)	3,183	3,212
Progress Residential Trust, Series 2018-SFR3, Class C, 4.178%, 10-17-35 (A)	5,000	5,144
Prudential Home Mortgage Securities, Series 1994A, Class 5B (Mortgage spread to 2-year U.S. Treasury index), 6.730%, 4-28-24 (A)(B)	—*	—*

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Prudential Home Mortgage Securities, Series 1994E, Class 5B (Mortgage spread to 2-year U.S. Treasury index), 7.650%, 9-28-24 (A)(B)	$ —*	$ —*
Radnor Re Ltd., Series 2020-1, Class M1B (1-Month U.S. LIBOR plus 145 bps), 1.598%, 2-25-30 (A)(B)	4,650	4,504
Salomon Brothers Mortgage Securities VII, Inc., Series 1997-HUD, Class B-2 (Mortgage spread to 3-year U.S. Treasury index), 3.715%, 12-25-30 (B)	742	130
Sequoia Mortgage Trust, Series 2012-5, Class B2 (Mortgage spread to 3-year U.S. Treasury index), 3.888%, 11-25-42 (B)	2,821	2,862
Sequoia Mortgage Trust, Series 2015-3, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.702%, 7-25-45 (A)(B)	3,434	3,507
Shellpoint Co-Originator Trust, Series 2015-1, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.794%, 8-25-45 (A)(B)	4,536	4,635
SoFi Professional Loan Program LLC, Series 2015-D, Class A-2, 2.720%, 10-27-36	1,763	1,792
SoFi Professional Loan Program LLC, Series 2017-D, Class A-2FX, 2.650%, 9-25-40	2,142	2,197
SoFi Professional Loan Program LLC, Series 2020-C, Class A-FX, 1.950%, 2-15-46 (A)	2,754	2,817
Structured Asset Mortgage Investments, Inc., Series 1998-2, Class B, 6.750%, 5-2-30	3	—*
Structured Asset Mortgage Investments, Inc., Series 1998-2, Class C, 6.750%, 5-2-30	2	—*
Towd Point Mortgage Trust, Series 2015-2, Class 2-M2 (Mortgage spread to 7-year U.S. Treasury index), 4.304%, 11-25-57 (A)(B)	7,050	7,726
Winwater Mortgage Loan Trust 2015-B1 (Mortgage spread to 10-year U.S. Treasury index), 3.773%, 8-20-45 (A)(B)	6,238	6,700
		124,576
TOTAL MORTGAGE-BACKED SECURITIES – 14.4%		$177,861

(Cost: $176,278)

MUNICIPAL BONDS-TAXABLE	Principal	Value
Alabama – 0.4%		
Muni Elec Auth of GA, Plant Vogtle Units 3 & 4 Proj M Bonds, Ser 2010A, 6.655%, 4-1-57	$2,965	$ 4,494
New York – 0.6%		
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10-1-51	2,690	3,633
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10-1-62	3,000	3,845
		7,478
Washington – 0.1%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9-1-40	1,205	1,688
TOTAL MUNICIPAL BONDS-TAXABLE – 1.1%		$13,660

(Cost: $10,373)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 10.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO, 5.300%, 1-15-33	39	45
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 215 bps), 2.325%, 12-25-30 (A)(B)	5,000	4,863
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 280 bps), 4.948%, 5-25-28 (B)	2,936	3,002
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 330 bps), 3.448%, 10-25-27 (B)	14,661	14,919
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 380 bps), 3.948%, 3-25-29 (B)	3,850	3,985
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), 4.598%, 4-25-30 (B)	1,250	1,213
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 455 bps), 4.698%, 10-25-24 (B)	1,425	1,432
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 515 bps), 5.298%, 11-25-28 (B)	2,698	2,779

PORTFOLIO HIGHLIGHTS IVY SECURIAN CORE BOND FUND (in thousands)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 555 bps), 5.725%, 7-25-28 (B)	$ 5,143	$ 5,451
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 95 bps), 1.098%, 10-25-29 (B)	5,700	5,338
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 30-year U.S. Treasury index), 4.000%, 8-25-56 (A)(B)	1,466	1,471
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index), 4.000%, 7-25-56 (B)	5,830	5,857
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.500%, 5-25-45	2,122	2,134
3.000%, 10-25-46	719	723
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 300 bps), 3.148%, 10-25-29 (B)	2,756	2,742
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 365 bps), 3.798%, 9-25-29 (B)	1,780	1,800
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 430 bps), 4.448%, 2-25-25 (B)	1,291	1,312
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 440 bps), 4.548%, 1-25-24 (B)	3,098	2,896
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), 4.598%, 1-25-29 (B)	3,645	3,761
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 550 bps), 5.648%, 9-25-29 (B)	2,650	2,687
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.000%, 9-1-22	112	118
5.000%, 7-1-23	28	31
6.000%, 8-1-23	30	32
5.500%, 2-1-24	14	15
4.500%, 4-1-25	52	55
3.500%, 11-1-25	124	132
3.500%, 6-1-26	219	231
2.500%, 11-1-27	466	487
6.000%, 8-1-29	18	21
7.500%, 5-1-31	11	13
7.000%, 9-1-31	3	4
7.000%, 11-1-31	51	60
6.500%, 12-1-31	5	6

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.500%, 2-1-32	$ 50	$ 60
7.000%, 2-1-32	35	42
7.000%, 3-1-32	55	67
6.500%, 4-1-32	8	10
6.500%, 5-1-32	14	16
6.500%, 7-1-32	6	7
6.500%, 8-1-32	9	11
6.000%, 9-1-32	10	11
6.500%, 9-1-32	20	23
6.000%, 10-1-32	188	221
6.500%, 10-1-32	18	22
6.000%, 11-1-32	144	170
3.500%, 12-1-32	917	991
6.000%, 3-1-33	194	225
5.500%, 4-1-33	168	197
6.000%, 4-1-33	3	3
5.500%, 5-1-33	10	12
6.000%, 6-1-33	29	32
6.500%, 8-1-33	9	10
6.000%, 10-1-33	34	38
6.000%, 12-1-33	45	53
5.500%, 1-1-34	35	42
5.500%, 1-1-34	33	39
6.000%, 1-1-34	21	25
5.000%, 3-1-34	5	5
5.500%, 3-1-34	16	19
5.500%, 4-1-34	11	13
5.000%, 5-1-34	6	7
6.000%, 8-1-34	37	43
5.500%, 9-1-34	106	119
6.000%, 9-1-34	37	44
6.500%, 9-1-34	80	93
5.500%, 11-1-34	113	128
6.000%, 11-1-34	67	76
6.500%, 11-1-34	3	3
5.000%, 12-1-34	187	214
5.500%, 1-1-35	109	129
5.500%, 1-1-35	21	23
5.500%, 2-1-35	300	352
5.500%, 2-1-35	30	35
6.500%, 3-1-35	79	93
5.500%, 4-1-35	86	101
4.500%, 5-1-35	102	111
5.500%, 6-1-35	3	3
4.500%, 7-1-35	100	110
5.000%, 7-1-35	209	240
5.000%, 7-1-35	46	53
5.500%, 7-1-35	39	46
5.500%, 8-1-35	4	5
5.500%, 10-1-35	142	166
5.500%, 11-1-35	62	71
5.000%, 2-1-36	19	22
5.500%, 2-1-36	21	23
6.500%, 2-1-36	11	13
5.500%, 9-1-36	98	115
5.500%, 11-1-36	39	46
6.000%, 11-1-36	25	30
6.000%, 1-1-37	22	26
6.000%, 5-1-37	52	61
5.500%, 6-1-37	30	36
6.000%, 8-1-37	34	40
7.000%, 10-1-37	15	16
5.000%, 4-1-38	112	128

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 10-1-38	$ 80	$ 94
4.500%, 6-1-39	72	81
5.000%, 12-1-39	191	220
5.500%, 12-1-39	103	118
5.000%, 3-1-40	439	506
4.500%, 10-1-40	306	344
4.000%, 12-1-40	434	472
3.500%, 4-1-41	996	1,098
4.000%, 4-1-41	691	774
4.500%, 4-1-41	1,055	1,210
5.000%, 4-1-41	111	127
4.500%, 7-1-41	480	539
4.000%, 8-1-41	395	434
4.000%, 9-1-41	572	634
4.000%, 10-1-41	690	767
3.500%, 11-1-41	1,735	1,911
3.500%, 1-1-42	475	523
3.500%, 8-1-42	1,081	1,193
3.000%, 9-1-42	1,209	1,305
3.500%, 1-1-43	576	624
3.500%, 2-1-43	829	933
3.000%, 5-1-43	1,640	1,759
4.000%, 1-1-44	689	788
4.000%, 4-1-44	1,639	1,810
3.500%, 5-1-45	1,247	1,340
3.500%, 6-1-45	1,045	1,141
3.500%, 7-1-45	874	932
3.500%, 8-1-45	1,318	1,407
3.500%, 9-1-45	883	947
3.000%, 1-1-46	2,554	2,691
4.000%, 2-1-47	446	478
Government National Mortgage Association Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
0.643%, 7-16-40 (B)(E)	11	—*
0.004%, 6-17-45 (B)(E)	177	—*
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7-15-24	22	24
4.000%, 8-20-31	406	437
5.000%, 7-15-33	57	64
5.000%, 7-15-34	51	58
5.500%, 12-15-34	60	69
5.000%, 1-15-35	80	92
3.250%, 11-20-35	467	493
5.000%, 12-15-35	137	157
4.000%, 6-20-36	637	686
5.500%, 7-15-38	71	83
5.500%, 10-15-38	100	118
5.500%, 2-15-39	13	14
5.000%, 12-15-39	74	85
5.000%, 1-15-40	402	450
4.500%, 6-15-40	217	244
5.000%, 7-15-40	91	101
4.000%, 12-20-40	308	348
4.000%, 1-15-41	330	360
4.000%, 10-15-41	187	206
3.500%, 10-20-43	832	902
4.000%, 12-20-44	274	298
3.500%, 2-20-45	1,212	1,297
3.000%, 3-15-45	1,921	2,001

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.500%, 4-20-46	$ 477	$ 509
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, Series 1995-1, Class 2, 7.793%, 2-15-25	6	6
U.S. Dept of Veterans Affairs, Gtd REMIC Pass-Through Certs, Vendee Mortgage Trust, Series 1995-1, Class 1 (Mortgage spread to 3-year U.S. Treasury index), 6.254%, 2-15-25 (B)	26	29
Uniform Mortgage Back Security:		
5.000%, 4-1-23	43	45
3.500%, 8-1-26	219	232
2.500%, 3-1-28	265	281
2.500%, 4-1-28	253	268
5.000%, 5-1-29	21	23
3.500%, 5-1-32	683	738
6.500%, 9-1-32	16	19
6.000%, 11-1-33	25	29
5.500%, 5-1-34	226	265
6.500%, 5-1-34	74	87
5.500%, 6-1-34	61	72
5.000%, 9-1-34	—*	—*
5.500%, 9-1-34	2	2
5.500%, 10-1-34	103	121
5.500%, 7-1-35	28	33
5.000%, 8-1-35	25	28
5.500%, 10-1-35	32	38
5.000%, 11-1-35	70	80
5.000%, 12-1-35	16	19
6.500%, 7-1-36	7	8
7.000%, 12-1-37	20	24
5.500%, 3-1-38	111	131
5.500%, 2-1-39	146	169
5.000%, 11-1-39	65	75
5.000%, 1-1-40	413	475
5.000%, 4-1-40	99	112
5.000%, 8-1-40	109	125
4.000%, 10-1-40	246	268
4.000%, 11-1-40	408	465
4.500%, 1-1-41	333	375
4.000%, 2-1-41	807	896
4.000%, 3-1-41	257	290
4.500%, 3-1-41	178	200
4.500%, 4-1-41	544	614
4.000%, 6-1-41	296	334
4.000%, 8-1-41	163	180
4.000%, 11-1-41	1,993	2,190
3.000%, 8-1-42	708	764
3.500%, 8-1-42	732	807
3.000%, 1-1-43	914	992
3.000%, 2-1-43	1,126	1,235
		124,240
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 10.1%		$124,240
(Cost: $123,702)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 12.9%		
U.S. Treasury Bonds:		
5.375%, 2-15-31 (F)	$ 4,940	$ 7,278
1.125%, 8-15-40	6,230	6,113
3.000%, 2-15-48	13,563	18,431
1.250%, 5-15-50	6,407	6,072
U.S. Treasury Notes:		
1.625%, 12-31-21	5,000	5,091
1.375%, 1-31-22	10,000	10,163
1.125%, 2-28-22	4,150	4,207
0.375%, 3-31-22	5,835	5,855
0.500%, 3-15-23	2,000	2,017
1.125%, 2-28-25	5,000	5,195
0.250%, 5-31-25	56,037	56,028
0.250%, 7-31-25	970	969
0.500%, 5-31-27	8,085	8,118
0.500%, 8-31-27	6,165	6,179
0.625%, 8-15-30 (C)	16,155	16,062
		157,778
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 12.9%		$ 157,778
(Cost: $150,117)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (H) – 1.0%		
Dreyfus Institutional Preferred Government Money Market Fund-Institutional Shares, 0.040% (G)	65	65
State Street Institutional U.S. Government Money Market Fund-Premier Class, 0.030%	11,608	11,608
		11,673
TOTAL SHORT-TERM SECURITIES – 1.0%		$ 11,673
(Cost: $11,673)		
TOTAL INVESTMENT SECURITIES – 99.6%		$1,222,558
(Cost: $1,190,538)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		5,288
NET ASSETS – 100.0%		$1,227,846

IVY SECURIAN CORE BOND FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $378,436 or 30.8% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(C)All or a portion of securities with an aggregate value of $9,908 are on loan.

(D)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(E)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F)All or a portion of securities with an aggregate value of $4,199 have been pledged as collateral on open futures contracts.

(G)Investment made with cash collateral received from securities on loan.

(H)Rate shown is the annualized 7-day yield at September 30, 2020.

The following futures contracts were outstanding at September 30, 2020 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation (Depreciation)
U.S. 10-Year Ultra Treasury Note	Short	282	12-21-20	28,200	$(45,098)	$ (93)
U.S. 30-Year Treasury Bond	Long	549	12-21-20	54,900	96,778	(327)
U.S. Treasury Ultra Long Bond	Short	62	12-21-20	6,200	(13,752)	97
U.S. 5-Year Treasury Note	Long	628	12-31-20	62,800	79,148	97
					$ 117,076	$(226)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 160,869	$—
Corporate Debt Securities	—	576,477	—
Mortgage-Backed Securities	—	177,861	—
Municipal Bonds	—	13,660	—
United States Government Agency Obligations	—	124,240	—
United States Government Obligations	—	157,778	—
Short-Term Securities	11,673	—	—
Total	$11,673	$1,210,885	$—
Futures Contracts	$ 194	$ —	$—
Liabilities			
Futures Contracts	$ 420	$ —	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Consumer Discretionary	19.6%
Information Technology	17.6%
Health Care	16.5%
Industrials	16.0%
Financials	13.6%
Materials	6.6%
Consumer Staples	3.6%
Energy	2.4%
Real Estate	2.2%
Utilities	0.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.0%

Top 10 Equity Holdings

Company	Sector	Industry
Switch, Inc., Class A	Information Technology	IT Consulting & Other Services
TreeHouse Foods, Inc.	Consumer Staples	Packaged Foods & Meats
Chemed Corp.	Health Care	Health Care Services
2U, Inc.	Consumer Discretionary	Education Services
Coherent, Inc.	Information Technology	Electronic Equipment & Instruments
Knight Transportation, Inc.	Industrials	Trucking
Halozyme Therapeutics, Inc.	Health Care	Biotechnology
Encompass Health Corp.	Health Care	Health Care Facilities
TopBuild Corp.	Consumer Discretionary	Homebuilding
TCF Financial Corp.	Financials	Regional Banks

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.3%		
American Eagle Outfitters, Inc. (A)	381	$ 5,643
Boot Barn Holdings, Inc. (B)	264	7,438
		13,081
Apparel, Accessories & Luxury Goods – 1.0%		
Columbia Sportswear Co.	64	5,578
Auto Parts & Equipment – 1.4%		
Visteon Corp. (B)	116	8,008
Casinos & Gaming – 0.6%		
Caesars Entertainment, Inc. (B)	63	3,525
Education Services – 3.4%		
2U, Inc. (B)	555	18,792
Footwear – 2.2%		
Skechers USA, Inc. (B)	409	12,356
Homebuilding – 3.7%		
KB Home	197	7,581
TopBuild Corp. (B)	77	13,214
		20,795
Homefurnishing Retail – 1.2%		
Restoration Hardware Holdings, Inc. (A)(B)	17	6,588
Leisure Products – 1.2%		
Polaris, Inc.	70	6,640
Restaurants – 1.5%		
Brinker International, Inc.	95	4,071
Texas Roadhouse, Inc., Class A	72	4,393
		8,464
Specialized Consumer Services – 1.1%		
frontdoor, Inc. (B)	161	6,278
Total Consumer Discretionary – 19.6%		**110,105**
Consumer Staples		
Packaged Foods & Meats – 3.6%		
TreeHouse Foods, Inc. (B)	497	20,144
Total Consumer Staples – 3.6%		**20,144**
Energy		
Oil & Gas Exploration & Production – 2.4%		
Magnolia Oil & Gas Corp. (B)	1,224	6,329
Parsley Energy, Inc., Class A	749	7,014
		13,343
Total Energy – 2.4%		**13,343**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Consumer Finance – 2.1%		
Encore Capital Group, Inc. (B)	311	$ 11,991
Financial Exchanges & Data – 1.5%		
Morningstar, Inc.	51	8,167
Investment Banking & Brokerage – 1.5%		
LPL Investment Holdings, Inc.	111	8,547
Multi-Line Insurance – 1.7%		
Kemper Corp.	141	9,430
Regional Banks – 5.2%		
First Horizon National Corp.	560	5,280
TCF Financial Corp.	561	13,095
Webster Financial Corp.	422	11,149
		29,524
Thrifts & Mortgage Finance – 1.6%		
Essent Group Ltd.	243	9,007
Total Financials – 13.6%		**76,666**
Health Care		
Biotechnology – 4.1%		
ChemoCentryx, Inc. (B)	63	3,439
Halozyme Therapeutics, Inc. (B)	577	15,151
Insmed, Inc. (B)	146	4,681
		23,271
Health Care Equipment – 3.1%		
Envista Holdings Corp. (B)	398	9,812
NuVasive, Inc. (B)	30	1,435
Tandem Diabetes Care, Inc. (B)	54	6,158
		17,405
Health Care Facilities – 2.5%		
Encompass Health Corp.	217	14,105
Health Care Services – 3.4%		
Chemed Corp.	40	19,307
Health Care Supplies – 1.1%		
Haemonetics Corp. (B)	68	5,918
Health Care Technology – 1.2%		
Change Healthcare, Inc. (B)	460	6,679
Managed Health Care – 1.1%		
HealthEquity, Inc. (B)	122	6,275
Total Health Care – 16.5%		**92,960**
Industrials		
Electrical Components & Equipment – 5.0%		
EnerSys	79	5,299
Generac Holdings, Inc. (B)	35	6,783
nVent Electric plc	670	11,854
Regal-Beloit Corp.	46	4,351
		28,287

COMMON STOCKS (Continued)	Shares	Value
Environmental & Facilities Services – 1.8%		
Clean Harbors, Inc. (B)	183	$ 10,229
Industrial Machinery – 1.4%		
RBC Bearings, Inc. (B)	63	7,586
Research & Consulting Services – 3.2%		
FTI Consulting, Inc. (B)	57	6,001
ICF International, Inc.	191	11,767
		17,768
Trading Companies & Distributors – 1.1%		
Triton International Ltd.	159	6,453
Trucking – 3.5%		
Knight Transportation, Inc.	375	15,253
Schneider National, Inc., Class B	171	4,229
		19,482
Total Industrials – 16.0%		**89,805**
Information Technology		
Application Software – 1.3%		
Q2 Holdings, Inc. (B)	82	7,526
Data Processing & Outsourced Services – 4.1%		
Cardtronics plc, Class A (B)	592	11,728
EVERTEC, Inc.	320	11,103
		22,831
Electronic Components – 1.1%		
Knowles Corp. (B)	403	6,009
Electronic Equipment & Instruments – 3.0%		
Coherent, Inc. (B)	151	16,764
IT Consulting & Other Services – 3.9%		
Switch, Inc., Class A	1,419	22,151
Semiconductor Equipment – 1.9%		
Brooks Automation, Inc.	232	10,739
Systems Software – 2.3%		
Varonis Systems, Inc. (B)	112	12,882
Total Information Technology – 17.6%		**98,902**
Materials		
Commodity Chemicals – 1.2%		
Cabot Corp.	181	6,507
Diversified Chemicals – 1.3%		
Huntsman Corp.	324	7,187
Diversified Metals & Mining – 0.9%		
Compass Minerals International, Inc.	86	5,123
Specialty Chemicals – 1.9%		
Element Solutions, Inc. (B)	1,034	10,868

IVY SMALL CAP CORE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Steel – 1.3%		
Warrior Met Coal, Inc.	424	$ 7,236
Total Materials – 6.6%		36,921
Real Estate		
Industrial REITs – 0.7%		
STAG Industrial, Inc.	136	4,148
Retail REITs – 1.5%		
Agree Realty Corp.	134	8,557
Total Real Estate – 2.2%		12,705
Utilities		
Gas Utilities – 0.9%		
ONE Gas, Inc.	75	$ 5,184
Total Utilities – 0.9%		5,184
TOTAL COMMON STOCKS – 99.0%		$556,735
(Cost: $534,525)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (D) – 1.6%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 0.040% (C)	1,417	1,417
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	7,470	$ 7,470
		8,887
TOTAL SHORT-TERM SECURITIES – 1.6%		$ 8,887
(Cost: $8,887)		
TOTAL INVESTMENT SECURITIES – 100.6%		$565,622
(Cost: $543,413)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		(3,577)
NET ASSETS – 100.0%		$562,045

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $1,378 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Investment made with cash collateral received from securities on loan.

(D)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$556,735	$ —	$ —
Short-Term Securities	8,887	—	—
Total	$565,622	$ —	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	95.8%
Health Care	28.8%
Information Technology	27.6%
Consumer Discretionary	15.1%
Industrials	13.2%
Financials	4.8%
Consumer Staples	3.6%
Communication Services	2.4%
Real Estate	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.2%

Top 10 Equity Holdings

Company	Sector	Industry
Five9, Inc.	Information Technology	Application Software
Wingstop, Inc.	Consumer Discretionary	Restaurants
Varonis Systems, Inc.	Information Technology	Systems Software
Installed Building Products, Inc.	Consumer Discretionary	Homebuilding
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Monolithic Power Systems, Inc.	Information Technology	Semiconductors
CareDx, Inc.	Health Care	Health Care Technology
Globant S.A.	Information Technology	Application Software
iRhythm Technologies, Inc.	Health Care	Health Care Equipment
PetIQ, Inc.	Health Care	Health Care Distributors

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 2.4%		
Gray Television, Inc. (A)	759	$ 10,458
Nexstar Broadcasting Group, Inc.	545	49,021
		59,479
Total Communication Services – 2.4%		59,479
Consumer Discretionary		
Auto Parts & Equipment – 1.3%		
Fox Factory Holding Corp. (A)	427	31,762
Automotive Retail – 1.0%		
Lithia Motors, Inc.	113	25,690
Casinos & Gaming – 2.2%		
Churchill Downs, Inc.	251	41,046
Monarch Casino & Resort, Inc. (A)	329	14,661
		55,707
Footwear – 1.1%		
Deckers Outdoor Corp. (A)	120	26,503
Homebuilding – 4.4%		
Installed Building Products, Inc. (A)	583	59,306
TopBuild Corp. (A)	285	48,728
		108,034
Leisure Products – 1.3%		
Malibu Boats, Inc., Class A (A)	665	32,942
Restaurants – 3.8%		
Texas Roadhouse, Inc., Class A	424	25,766
Wingstop, Inc.	497	67,925
		93,691
Total Consumer Discretionary – 15.1%		374,329
Consumer Staples		
Hypermarkets & Super Centers – 1.0%		
BJ's Wholesale Club, Inc. (A)	613	25,479
Packaged Foods & Meats – 2.6%		
Nomad Foods Ltd. (A)	1,654	42,137
TreeHouse Foods, Inc. (A)	561	22,738
		64,875
Total Consumer Staples – 3.6%		90,354
Financials		
Asset Management & Custody Banks – 0.8%		
Hamilton Lane, Inc., Class A	300	19,398
Insurance Brokers – 0.5%		
SelectQuote, Inc. (A)	646	13,076
Investment Banking & Brokerage – 2.8%		
Houlihan Lokey, Inc.	675	39,862
LPL Investment Holdings, Inc.	379	29,068
		68,930

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 0.7%		
Seacoast Banking Corp. of Florida (A)	1,053	$ 18,984
Total Financials – 4.8%		120,388
Health Care		
Biotechnology – 3.2%		
Amicus Therapeutics, Inc. (A)	694	9,798
Halozyme Therapeutics, Inc. (A)	429	11,278
Insmed, Inc. (A)	430	13,823
Novavax, Inc. (A)	63	6,875
Vericel Corp. (A)	2,020	37,425
		79,199
Health Care Distributors – 2.0%		
PetIQ, Inc. (A)(B)	1,541	50,739
Health Care Equipment – 9.4%		
Acutus Medical, Inc. (A)	328	9,778
Axonics Modulation Technologies, Inc. (A)(C)	781	39,860
iRhythm Technologies, Inc. (A)	215	51,155
Penumbra, Inc. (A)	140	27,182
Tactile Systems Technology, Inc. (A)	859	31,418
Tandem Diabetes Care, Inc. (A)	358	40,626
Veracyte, Inc. (A)	1,022	33,207
		233,226
Health Care Services – 3.9%		
1Life Healthcare, Inc. (A)	952	26,986
AMN Healthcare Services, Inc. (A)	573	33,477
LHC Group, Inc. (A)	179	37,995
		98,458
Health Care Supplies – 2.8%		
Haemonetics Corp. (A)	455	39,707
OraSure Technologies, Inc. (A)	2,376	28,916
		68,623
Health Care Technology – 6.3%		
CareDx, Inc. (A)	1,442	54,725
HMS Holdings Corp. (A)	1,247	29,854
Livongo Health, Inc. (A)	180	25,195
Omnicell, Inc. (A)	487	36,361
Simulations Plus, Inc.	139	10,498
		156,633
Life Sciences Tools & Services – 1.2%		
NeoGenomics, Inc. (A)	796	29,369
Total Health Care – 28.8%		716,247
Industrials		
Aerospace & Defense – 2.3%		
Mercury Computer Systems, Inc. (A)	722	55,897
Air Freight & Logistics – 1.5%		
Air Transport Services Group, Inc. (A)	1,521	38,114

COMMON STOCKS (Continued)	Shares	Value
Building Products – 0.9%		
Simpson Manufacturing Co., Inc.	236	$ 22,945
Electrical Components & Equipment – 1.2%		
EnerSys	432	28,988
Environmental & Facilities Services – 1.2%		
Clean Harbors, Inc. (A)	538	30,127
Industrial Machinery – 2.9%		
Crane Co.	542	27,147
John Bean Technologies Corp.	271	24,886
RBC Bearings, Inc. (A)	165	20,039
		72,072
Security & Alarm Services – 1.4%		
Brink's Co. (The)	860	35,343
Trucking – 1.8%		
Knight Transportation, Inc.	1,127	45,882
Total Industrials – 13.2%		329,368
Information Technology		
Application Software – 13.1%		
Envestnet, Inc. (A)	423	32,673
Five9, Inc. (A)	678	87,904
Globant S.A. (A)	295	52,802
HubSpot, Inc. (A)	29	8,449
LivePerson, Inc. (A)	641	33,328
Mimecast Ltd. (A)	851	39,919
Q2 Holdings, Inc. (A)	495	45,191
Smartsheet, Inc., Class A (A)	522	25,811
		326,077
Communications Equipment – 1.1%		
Viavi Solutions, Inc. (A)	2,365	27,738
Data Processing & Outsourced Services – 1.8%		
EVO Payments, Inc., Class A (A)	734	18,233
Shift4 Payments, Inc., Class A (A)	547	26,441
		44,674
Electronic Equipment & Instruments – 1.1%		
Coherent, Inc. (A)	236	26,210
IT Consulting & Other Services – 2.0%		
Booz Allen Hamilton Holding Corp.	285	23,653
Switch, Inc., Class A	1,651	25,778
		49,431
Semiconductor Equipment – 1.4%		
Enphase Energy, Inc. (A)	423	34,900
Semiconductors – 2.8%		
Monolithic Power Systems, Inc.	197	54,981
SiTime Corp. (A)	184	15,463
		70,444
Systems Software – 4.3%		
Proofpoint, Inc. (A)	415	43,854

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Systems Software (Continued)		
Varonis Systems, Inc. (A)	542	$ 62,553
		106,407
Total Information Technology – 27.6%		685,881
Real Estate		
Health Care REITs – 0.3%		
Community Healthcare Trust, Inc.	168	7,867
Total Real Estate – 0.3%		7,867
TOTAL COMMON STOCKS – 95.8%		$2,383,913
(Cost: $1,677,375)		

SHORT-TERM SECURITIES

Money Market Funds (E) – 4.2%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 0.040% (D)	6,323	6,323

SHORT-TERM SECURITIES (Continued)	Shares	Value
Money Market Funds (E) (Continued)		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	98,895	$ 98,895
		105,218
TOTAL SHORT-TERM SECURITIES – 4.2%		$ 105,218
(Cost: $105,218)		
TOTAL INVESTMENT SECURITIES – 100.0%		$ 2,489,131
(Cost: $1,782,593)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		255
NET ASSETS – 100.0%		$2,489,386

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) All or a portion of securities with an aggregate value of $7,299 are on loan.

(D) Investment made with cash collateral received from securities on loan.

(E) Rate shown is the annualized 7-day yield at September 30, 2020.

The following total return swap agreements were outstanding at September 30, 2020:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount	Financing Fee[1][2]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation
Biotech Custom Index	Long	JPMorgan Chase Bank N.A.	07/01/2021	$95,639	1-Month LIBOR minus 0.2 bps	$1,155	$ —	$1,155

(1) The Fund pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Fund is short on the swap agreement, the Fund receives the financing fee multiplied by the notional amount.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Fund is long on the swap agreement, the Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Fund is short on the swap agreement, the Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

SEPTEMBER 30, 2020 (UNAUDITED)

The following table represents security positions within the total return basket swap as of September 30, 2020:

Reference Entity	Shares	Notional Amount	Value	% of Value	Reference Entity	Shares	Notional Amount	Value	% of Value
Mirati Therapeutics, Inc.	—*	$ 3,951	$ 47	4.2%	Novavax, Inc.	—*	$ 1,061	$ 13	1.1%
MyoKardia, Inc.	—*	3,875	46	4.1	Veracyte, Inc.	—*	1,048	13	1.1
Momenta Pharmaceuticals, Inc.	1	3,784	46	4.0	Kura Oncology, Inc.	—*	1,041	13	1.1
Invitae Corp.	1	3,328	40	3.5	Aimmune Therapeutics, Inc.	—*	1,025	12	1.1
Blueprint Medicines Corp.	—*	3,252	39	3.4	Editas Medicine, Inc.	—*	1,006	12	1.1
Ultragenyx Pharmaceutical, Inc.	—*	3,091	37	3.2	NanoString Technologies, Inc.	—*	945	11	1.0
Natera, Inc.	1	3,066	37	3.2	Ironwood Pharmaceuticals, Inc.	1	929	11	1.0
Emergent BioSolutions, Inc.	—*	3,002	36	3.1	Ligand Pharmaceuticals, Inc.	—*	891	11	0.9
Arrowhead Pharmaceuticals, Inc.	1	2,842	34	3.0	Karuna Therapeutics, Inc.	—*	794	10	0.8
Amicus Therapeutics, Inc.	2	2,323	28	2.4	Dicerna Pharmaceuticals, Inc.	1	763	9	0.8
Halozyme Therapeutics, Inc.	1	2,314	28	2.4	Y-mAbs Therapeutics, Inc.	—*	753	9	0.8
Insmed, Inc.	1	2,094	25	2.2	Madrigal Pharmaceuticals, Inc.	—*	735	9	0.8
Biohaven Pharmaceutical Holding Co. Ltd.	—*	2,022	24	2.1	Sangamo Therapeutics, Inc.	1	710	9	0.7
Medpace Holdings, Inc.	—*	1,978	24	2.1	Revance Therapeutics, Inc.	—*	703	9	0.7
PTC Therapeutics, Inc.	1	1,947	24	2.0	Cytokinetics, Inc.	—*	691	8	0.7
FibroGen, Inc.	1	1,908	23	2.0	Coherus Biosciences, Inc.	—*	686	8	0.7
Bridgebio Pharma, Inc.	1	1,790	22	1.9	Karyopharm Therapeutics, Inc.	1	674	8	0.7
Fate Therapeutics, Inc.	1	1,658	20	1.7	SpringWorks Therapeutics, Inc.	—*	643	8	0.7
ChemoCentryx, Inc.	—*	1,578	19	1.7	Zogenix, Inc.	—*	643	8	0.7
Twist Bioscience Corp.	—*	1,469	18	1.5	Esperion Therapeutics, Inc.	—*	623	8	0.7
Denali Therapeutics, Inc.	—*	1,464	18	1.5	REGENXBIO, Inc.	—*	620	7	0.6
Turning Point Therapeutics, Inc.	—*	1,453	18	1.5	Athenex, Inc.	1	568	7	0.6
TG Therapeutics, Inc.	1	1,434	17	1.5	Intellia Therapeutics, Inc.	—*	565	7	0.6
Pacira BioSciences, Inc.	—*	1,398	17	1.5	Mersana Therapeutics, Inc.	—*	550	7	0.6
Axsome Therapeutics, Inc.	—*	1,355	16	1.4	Retrophin, Inc.	—*	495	6	0.5
Xencor, Inc.	—*	1,304	16	1.4	Arvinas, Inc.	—*	465	6	0.5
Heron Therapeutics, Inc.	1	1,295	16	1.4	Translate Bio, Inc.	—*	439	5	0.5
Allakos, Inc.	—*	1,288	16	1.3	Innoviva, Inc.	—*	428	5	0.4
Sorrento Therapeutics, Inc.	1	1,270	15	1.3	Kadmon Holdings, Inc.	1	417	5	0.4
Deciphera Pharmaceuticals, Inc.	—*	1,236	15	1.3	Epizyme, Inc.	—*	411	5	0.4
Allogene Therapeutics, Inc.	—*	1,191	14	1.2	Adverum Biotechnologies, Inc.	—*	403	5	0.4
Apellis Pharmaceuticals, Inc.	—*	1,158	14	1.2	Theravance Biopharma, Inc.	—*	381	5	0.4
Inovio Pharmaceuticals, Inc.	1	1,135	14	1.2	Viela Bio, Inc.	—*	358	4	0.4
Intercept Pharmaceuticals, Inc.	—*	1,135	14	1.2	Alector, Inc.	—*	320	4	0.3
Kodiak Sciences, Inc.	—*	1,102	13	1.2	Akebia Therapeutics, Inc.	1	203	2	0.2
Vir Biotechnology, Inc.	—*	1,083	13	1.1					
Corcept Therapeutics, Inc.	1	1,079	13	1.1				$1,155	

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,383,913	$ —	$ —
Short-Term Securities	105,218	—	—
Total	$ 2,489,131	$ —	$ —
Total Return Swaps	$ —	$1,155	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	95.4%
Financials	18.0%
Health Care	14.1%
Information Technology	11.1%
Industrials	9.8%
Consumer Discretionary	9.4%
Communication Services	7.5%
Consumer Staples	7.5%
Utilities	6.4%
Materials	4.8%
Energy	4.2%
Real Estate	2.6%
Liabilities (Net of Cash and Other Assets). and Cash Equivalents+	4.6%

Top 10 Equity Holdings

Company	Sector	Industry
Comcast Corp., Class A	Communication Services	Cable & Satellite
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Fidelity National Information Services, Inc.	Information Technology	Data Processing & Outsourced Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
Raytheon Technologies Corp.	Industrials	Aerospace & Defense
Eaton Corp.	Industrials	Electrical Components & Equipment
HCA Holdings, Inc.	Health Care	Health Care Facilities
Broadcom Corp., Class A	Information Technology	Semiconductors
CVS Caremark Corp.	Health Care	Health Care Services
Citigroup, Inc.	Financials	Other Diversified Financial Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY VALUE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Advertising – 0.5%		
Omnicom Group, Inc.	111	$ 5,517
Cable & Satellite – 5.1%		
Comcast Corp., Class A	1,019	47,146
Liberty Global, Inc., Series C (A)	389	7,990
		55,136
Movies & Entertainment – 1.9%		
Liberty Media Corp., Class C (A)	638	21,108
Total Communication Services – 7.5%		81,761
Consumer Discretionary		
Auto Parts & Equipment – 0.5%		
Magna International, Inc.	128	5,835
Automotive Retail – 1.6%		
AutoZone, Inc. (A)(B)	15	17,343
Casinos & Gaming – 1.3%		
Las Vegas Sands, Inc.	306	14,283
General Merchandise Stores – 3.1%		
Target Corp.	211	33,276
Home Improvement Retail – 2.9%		
Lowe's Co., Inc.	188	31,124
Total Consumer Discretionary – 9.4%		101,861
Consumer Staples		
Hypermarkets & Super Centers – 4.2%		
Wal-Mart Stores, Inc.	330	46,195
Tobacco – 3.3%		
Philip Morris International, Inc.	474	35,552
Total Consumer Staples – 7.5%		81,747
Energy		
Integrated Oil & Gas – 2.0%		
Total S.A. ADR (C)	642	22,029
Oil & Gas Refining & Marketing – 2.2%		
Valero Energy Corp.	547	23,704
Total Energy – 4.2%		45,733
Financials		
Asset Management & Custody Banks – 2.2%		
Ameriprise Financial, Inc.	158	24,299
Consumer Finance – 5.0%		
Capital One Financial Corp.	409	29,424
Synchrony Financial	965	25,260
		54,684

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage – 1.6%		
Morgan Stanley	355	$ 17,147
Mortgage REITs – 2.1%		
AGNC Investment Corp.	1,672	23,260
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.	776	33,468
Reinsurance – 4.0%		
Everest Re Group Ltd.	104	20,505
Reinsurance Group of America, Inc.	241	22,917
		43,422
Total Financials – 18.0%		196,280
Health Care		
Biotechnology – 2.5%		
Amgen, Inc.	107	27,180
Health Care Distributors – 2.6%		
McKesson Corp.	193	28,779
Health Care Equipment – 0.2%		
Envista Holdings Corp. (A)	77	1,898
Health Care Facilities – 3.2%		
HCA Holdings, Inc.	277	34,596
Health Care Services – 3.1%		
CVS Caremark Corp. (B)	573	33,469
Pharmaceuticals – 2.5%		
GlaxoSmithKline plc ADR	725	27,305
Total Health Care – 14.1%		153,227
Industrials		
Aerospace & Defense – 3.2%		
Raytheon Technologies Corp.	610	35,102
Airlines – 1.1%		
Delta Air Lines, Inc.	397	12,127
Electrical Components & Equipment – 5.5%		
Eaton Corp.	342	34,886
nVent Electric plc	1,417	25,068
		59,954
Total Industrials – 9.8%		107,183
Information Technology		
Application Software – 2.8%		
NXP Semiconductors N.V.	242	30,145
Data Processing & Outsourced Services – 3.3%		
Fidelity National Information Services, Inc.	242	35,669

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 1.9%		
Lam Research Corp.	64	$ 21,238
Semiconductors – 3.1%		
Broadcom Corp., Class A	94	34,190
Total Information Technology – 11.1%		121,242
Materials		
Diversified Metals & Mining – 2.2%		
BHP Billiton Ltd. ADR (C)	464	24,007
Paper Packaging – 2.6%		
Graphic Packaging Holding Co.	1,972	27,780
Total Materials – 4.8%		51,787
Real Estate		
Health Care REITs – 2.6%		
Welltower, Inc.	521	28,702
Total Real Estate – 2.6%		28,702
Utilities		
Electric Utilities – 6.4%		
Duke Energy Corp.	191	16,956
Entergy Corp.	300	29,519
Evergy, Inc.	464	23,573
		70,048
Total Utilities – 6.4%		70,048
TOTAL COMMON STOCKS – 95.4%		$ 1,039,571
(Cost: $938,998)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (E) – 4.7%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 0.040% (D)	793	793
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	50,129	50,129
		50,922
TOTAL SHORT-TERM SECURITIES – 4.7%		$ 50,922
(Cost: $50,922)		
TOTAL INVESTMENT SECURITIES – 100.1%		$1,090,493
(Cost: $989,921)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(962)
NET ASSETS – 100.0%		$ 1,089,531

SCHEDULE OF INVESTMENTS IVY VALUE FUND *(in thousands)*

SEPTEMBER 30, 2020 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $4,427 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)All or a portion of securities with an aggregate value of $776 are on loan.

(D)Investment made with cash collateral received from securities on loan.

(E)Rate shown is the annualized 7-day yield at September 30, 2020.

The following written options were outstanding at September 30, 2020 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Graphic Packaging Holding Co.	N/A	Put	2,763	276	October 2020	$ 15.00	$ 213	$ (325)
Las Vegas Sands, Inc.	N/A	Call	3,061	306	October 2020	50.00	284	(226)
Lowe's Co., Inc.	N/A	Call	224	22	October 2020	170.00	138	(52)
nVent Electric plc	JPMorgan Chase Bank N.A.	Put	1,575	158	November 2020	25.00	969	(1,181)
Reinsurance Group of America, Inc.	UBS AG	Put	373	37	October 2020	135.00	2,909	(1,477)
	JPMorgan Chase Bank N.A.	Put	369	37	October 2020	140.00	196	(1,636)
	N/A	Put	368	37	January 2021	135.00	1,804	(1,524)
							$ 6,513	$(6,421)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,039,571	$ —	$ —
Short-Term Securities	50,922	—	—
Total	$1,090,493	$ —	$ —
Liabilities			
Written Options	$ 278	$6,143	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Core Equity Fund	Ivy Emerging Markets Equity Fund[(1)]	Ivy Global Bond Fund	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Government Money Market Fund	Ivy High Income Fund
ASSETS							
Investments in unaffiliated securities at value+^	$ 4,219,767	$1,748,509	$ 443,887	$595,455	$ 934,850	$ 198,053	$ 3,976,819
Investments in affiliated securities at value+	—	—	—	—	—	—	25,933
Investments at Value	4,219,767	1,748,509	443,887	595,455	934,850	198,053	4,002,752
Cash	—	330	114	—	—	1,853	10,440
Cash denominated in foreign currencies at value+	—	—	—	2,029	—*	—	—
Investment securities sold receivable	—	—	7,514	2,670	9,590	—	9,811
Dividends and interest receivable	799	2,584	4,471	2,983	1,604	74	60,509
Capital shares sold receivable	1,239	2,883	343	105	305	375	9,523
Receivable from affiliates	41	739	—	119	20	361	170
Receivable from securities lending income – net	—	1	3	3	3	—	19
Prepaid and other assets	198	109	458	74	91	82	252
Total Assets	4,222,044	1,755,155	456,790	603,438	946,463	200,798	4,093,476
LIABILITIES							
Cash collateral on securities loaned at value	—	2,152	3,952	17,301	—	—	11,812
Investment securities purchased payable	11,868	—	4,445	20,146	9,352	—	101,107
Capital shares redeemed payable	2,603	1,517	299	607	449	848	5,172
Distributions payable	—	—	—	—	—	—*	2,231
Independent Trustees and Chief Compliance Officer fees payable	714	95	100	125	184	24	479
Distribution and service fees payable	22	4	1	2	3	—*	25
Shareholder servicing payable	505	280	89	119	158	36	655
Investment management fee payable	72	43	8	11	22	2	58
Accounting services fee payable	23	23	12	14	19	8	23
Other liabilities	46	156	—	30	1,250	15	66
Total Liabilities	15,853	4,270	8,906	38,355	11,437	933	121,628
Commitments and Contingencies (See Note 2 and Note 13)							
Total Net Assets	$ 4,206,191	$1,750,885	$447,884	$565,083	$935,026	$199,865	$ 3,971,848
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$2,758,890	$ 1,375,367	$ 494,516	$ 513,231	$600,496	$ 199,865	$ 5,705,238
Accumulated earnings gain (loss)	1,447,301	375,518	(46,632)	51,852	334,530	—*	(1,733,390)
Total Net Assets	$ 4,206,191	$1,750,885	$447,884	$565,083	$935,026	$199,865	$ 3,971,848
CAPITAL SHARES OUTSTANDING:							
Class A	194,574	13,406	17,535	24,315	9,315	180,210	248,682
Class B	305	42	45	178	12	736	2,112
Class C	3,122	2,627	579	780	140	7,300	64,627
Class E	985	N/A	N/A	395	N/A	11,605	1,247
Class I	57,822	45,477	21,654	21,868	8,509	N/A	244,448
Class N	4,518	10,977	3,705	1,870	343	14	9,028
Class R	31	430	55	48	17	N/A	7,418
Class Y	1,560	1,805	87	470	53	N/A	20,638
NET ASSET VALUE PER SHARE:							
Class A	$15.48	$22.89	$10.26	$11.32	$50.32	$1.00	$6.64
Class B	$12.02	$18.48	$10.25	$11.31	$40.44	$1.00	$6.64
Class C	$12.65	$19.46	$10.26	$11.31	$41.28	$1.00	$6.64
Class E	$15.40	N/A	N/A	$11.32	N/A	$1.00	$6.64
Class I	$17.79	$23.71	$10.26	$11.32	$51.56	N/A	$6.64
Class N	$17.84	$23.84	$10.26	$11.33	$51.90	$1.00	$6.64
Class R	$15.30	$22.62	$10.24	$11.32	$49.67	N/A	$6.64
Class Y	$17.16	$23.36	$10.26	$11.31	$50.59	N/A	$6.64
+COST							
Investments in unaffiliated securities at cost	$2,829,365	$ 1,126,527	$ 421,067	$ 555,944	$646,822	$ 198,053	$4,450,964
Investments in affiliated securities at cost	—	—	—	—	—	—	94,206
Cash denominated in foreign currencies at cost	—	—	—	2,021	—	—	—
^Securities loaned at value	—	2,049	3,855	16,476	—	—	11,546

*Not shown due to rounding.
(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands, except per share amounts)	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited- Term Bond Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund
ASSETS							
Investments in unaffiliated securities at value+^	$ 2,648,036	$ 5,325,919	$ 1,157,258	$ 237	$ 6,013,612	$ 939,103	$ 749,510
Investments in affiliated securities at value+	—	—	—	163,937	—	—	—
Investments at Value	2,648,036	5,325,919	1,157,258	164,174	6,013,612	939,103	749,510
Cash	15	—	—	—	274	—	—
Cash denominated in foreign currencies at value+	10,720	—	—	—	—	—	—
Investment securities sold receivable	24,054	45,165	4,003	51	30,288	—	—
Dividends and interest receivable	15,981	3,116	6,521	—*	531	933	8,111
Capital shares sold receivable	1,269	2,565	1,657	69	9,709	3,053	249
Receivable from affiliates	2,710	1,810	2	38	2,863	819	205
Unrealized appreciation on forward foreign currency contracts	2,353	—	—	—	—	—	—
Receivable from securities lending income – net	13	—	—	—	19	—*	—
Prepaid and other assets	146	219	116	53	218	118	95
Total Assets	2,705,297	5,378,794	1,169,557	164,385	6,057,514	944,026	758,170
LIABILITIES							
Cash collateral on securities loaned at value	53,171	—	—	—	42,599	4,435	—
Investment securities purchased payable	13,553	—	10,408	—	1,285	5,137	1,365
Capital shares redeemed payable	5,662	3,916	868	97	7,460	1,264	474
Distributions payable	—	—	110	—	—	—	138
Independent Trustees and Chief Compliance Officer fees payable	260	441	93	15	396	12	130
Overdraft due to custodian	—	1,540	—*	—	—	—	—
Distribution and service fees payable	6	21	4	—*	23	2	3
Shareholder servicing payable	426	641	164	14	821	147	78
Investment management fee payable	60	89	15	—*	129	22	11
Accounting services fee payable	23	23	23	4	23	15	18
Written options at value+	—	—	—	—	353	—	—
Other liabilities	2,341	62	92	14	76	23	20
Total Liabilities	75,502	6,733	11,777	144	53,165	11,057	2,237
Commitments and Contingencies (See Note 2 and Note 13)							
Total Net Assets	$ 2,629,795	$ 5,372,061	$ 1,157,780	$ 164,241	$ 6,004,349	$ 932,969	$ 755,933
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 2,963,949	$ 2,323,066	$ 1,147,418	$ 157,805	$ 2,806,091	$ 865,732	$ 698,260
Accumulated earnings gain (loss)	(334,154)	3,048,995	10,362	6,436	3,198,258	67,237	57,673
Total Net Assets	$ 2,629,795	$ 5,372,061	$ 1,157,780	$ 164,241	$ 6,004,349	$ 932,969	$ 755,933
CAPITAL SHARES OUTSTANDING:							
Class A	21,109	91,299	36,905	5,281	60,955	9,319	37,851
Class B	56	270	68	11	210	N/A	29
Class C	5,049	3,864	3,177	127	6,769	1,304	1,114
Class E	384	988	659	N/A	507	N/A	N/A
Class I	90,139	80,066	54,409	10,526	79,084	49,025	24,608
Class N	34,552	5,093	8,792	31	11,200	4,861	97
Class R	3,148	566	62	61	2,218	250	N/A
Class Y	5,874	1,163	366	15	8,756	1,554	38
NET ASSET VALUE PER SHARE:							
Class A	$16.34	$28.54	$11.09	$10.18	$33.79	$14.05	$11.86
Class B	$14.21	$19.79	$11.09	$9.83	$25.38	N/A	$11.86
Class C	$14.27	$22.07	$11.09	$9.87	$27.59	$13.99	$11.86
Class E	$16.47	$28.42	$11.09	N/A	$32.80	N/A	N/A
Class I	$16.49	$30.50	$11.09	$10.26	$37.09	$14.07	$11.86
Class N	$16.54	$30.72	$11.09	$10.28	$37.42	$14.08	$11.86
Class R	$16.30	$26.97	$11.09	$10.12	$32.60	$14.03	N/A
Class Y	$16.46	$29.45	$11.09	$10.19	$35.55	$14.06	$11.86
+COST							
Investments in unaffiliated securities at cost	$ 2,468,083	$ 2,559,830	$ 1,129,779	$ 237	$ 3,441,424	$ 875,145	$ 687,253
Investments in affiliated securities at cost	—	—	—	143,844	—	—	—
Cash denominated in foreign currencies at cost	10,288	—	—	—	—	—	—
Written options premiums received at cost	—	—	—	—	4,778	—	—
^Securities loaned at value	52,435	—	—	—	46,527	4,344	—

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Municipal High Income Fund	Ivy Pzena International Value Fund	Ivy Securian Core Bond Fund	Ivy Small Cap Core Fund	Ivy Small Cap Growth Fund	Ivy Value Fund
ASSETS						
Investments in unaffiliated securities at value+^	$ 998,865	$ 231,646	$1,222,558	$565,622	$2,438,392	$1,090,493
Investments in affiliated securities at value+	—	—	—	—	50,739	—
Investments at Value	998,865	231,646	1,222,558	565,622	2,491,131	1,090,493
Cash	—	—	128	—	—	—
Investment securities sold receivable	—	—	—	3,090	15,936	15,860
Dividends and interest receivable	14,435	1,525	6,254	290	249	2,405
Capital shares sold receivable	364	66	1,616	728	1,153	595
Receivable from affiliates	273	—	1,321	426	755	63
Swap agreements, at value	—	—	—	—	1,155	—
Receivable from securities lending income – net	—	28	—*	—*	3	6
Variation margin receivable	—	—	256	—	—	—
Prepaid and other assets	90	55	92	69	133	83
Total Assets	1,014,027	233,320	1,232,225	570,225	2,510,515	1,109,505
LIABILITIES						
Cash collateral on securities loaned at value	—	20,749	65	1,417	6,323	793
Investment securities purchased payable	4,298	185	—	5,257	9,867	11,322
Capital shares redeemed payable	780	188	3,177	1,304	2,102	1,075
Distributions payable	280	—	224	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	143	93	83	39	293	118
Distribution and service fees payable	6	—*	2	2	11	2
Shareholder servicing payable	102	45	177	110	417	172
Investment management fee payable	14	5	17	13	57	21
Accounting services fee payable	22	8	23	14	23	23
Variation margin payable	—	—	578	—	—	—
Written options at value+	—	—	—	—	—	6,421
Other liabilities	24	24	33	24	36	27
Total Liabilities	5,669	21,297	4,379	8,180	19,129	19,974
Commitments and Contingencies (See Note 2 and Note 13)						
Total Net Assets	$1,008,358	$ 212,023	$1,227,846	$562,045	$2,489,386	$1,089,531
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,064,896	$ 260,517	$ 1,172,803	$ 565,735	$ 1,570,646	$ 1,016,789
Accumulated earnings gain (loss)	(56,538)	(48,494)	55,043	(3,690)	918,740	72,742
Total Net Assets	$1,008,358	$ 212,023	$1,227,846	$562,045	$2,489,386	$1,089,531
CAPITAL SHARES OUTSTANDING:						
Class A	124,310	3,773	19,489	8,102	56,188	13,901
Class B	250	6	49	36	202	36
Class C	11,576	51	1,290	1,447	4,428	386
Class E	N/A	N/A	404	N/A	614	N/A
Class I	64,409	5,657	72,291	20,225	39,178	33,665
Class N	228	5,665	15,115	3,260	7,693	5,832
Class R	N/A	19	113	1,079	3,114	14
Class Y	999	62	912	488	4,672	10
NET ASSET VALUE PER SHARE:						
Class A	$5.00	$13.61	$11.20	$15.30	$18.46	$20.16
Class B	$5.00	$11.77	$11.20	$11.84	$11.98	$18.33
Class C	$5.00	$12.58	$11.20	$12.83	$13.74	$19.26
Class E	N/A	N/A	$11.20	N/A	$18.24	N/A
Class I	$5.00	$14.00	$11.20	$16.79	$25.80	$20.26
Class N	$5.00	$14.05	$11.20	$16.93	$25.97	$20.33
Class R	N/A	$13.58	$11.20	$15.16	$17.90	$20.12
Class Y	$5.00	$13.85	$11.20	$16.18	$23.89	$20.13
+COST						
Investments in unaffiliated securities at cost	$ 1,032,544	$ 276,840	$ 1,190,538	$ 543,413	$ 1,739,736	$ 989,921
Investments in affiliated securities at cost	—	—	—	—	42,857	—
Written options premiums received at cost	—	—	—	—	—	6,513
^Securities loaned at value	—	23,991	9,908	1,378	7,299	776

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands)	Ivy Core Equity Fund	Ivy Emerging Markets Equity Fund[(1)]	Ivy Global Bond Fund	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Government Money Market Fund	Ivy High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 28,423	$ 13,503	$ —	$ 11,768	$ 5,970	$ —	$ 2,186
Foreign dividend withholding tax	(88)	(1,666)	—	(929)	(386)	—	—
Interest and amortization from unaffiliated securities	81	17	8,060	6	20	456	139,904
Interest and amortization from affiliated securities	—	—	—	—	—	—	(225)
Securities lending income – net	1	5	23	63	13	—	113
Total Investment Income	28,417	11,859	8,083	10,908	5,617	456	141,978
EXPENSES							
Investment management fee	12,521	7,096	1,359	2,042	3,768	376	10,494
Distribution and service fees:							
Class A	3,573	350	224	353	536	—	1,978
Class B	21	4	3	11	3	4	83
Class C	203	245	32	50	29	53	2,257
Class E[(2)]	18	—*	N/A	6	—*	—	10
Class R	1	24	1	1	2	N/A	122
Class T[(3)]	N/A	—*	N/A	N/A	N/A	N/A	—*
Class Y	32	49	1	6	3	N/A	171
Shareholder servicing:							
Class A	1,562	330	219	311	392	160	1,067
Class B	12	2	2	4	2	—*	19
Class C	48	45	8	13	10	3	257
Class E[(2)]	19	—*	N/A	9	—*	8	16
Class I	814	828	190	220	348	N/A	1,336
Class N	3	26	1	1	1	—*	4
Class R	1	13	1	1	1	N/A	64
Class T[(3)]	N/A	—*	N/A	N/A	N/A	N/A	—*
Class Y	20	32	1	4	2	N/A	113
Registration fees	65	60	52	52	46	60	83
Custodian fees	19	239	2	24	20	1	12
Independent Trustees and Chief Compliance Officer fees	130	43	18	22	29	5	120
Accounting services fee	138	138	70	84	115	45	139
Professional fees	43	39	31	22	26	16	484
Third-party valuation service fees	—*	5	—	2	2	—	—
Commitment and interest expense for borrowing	—	—	—	—	—	—	212
Other	125	89	24	35	40	12	152
Total Expenses	19,368	9,657	2,239	3,273	5,375	743	19,193
Less:							
Expenses in excess of limit	(41)	(739)	(408)	(119)	(20)	(361)	(170)
Total Net Expenses	19,327	8,918	1,831	3,154	5,355	382	19,023
Net Investment Income	9,090	2,941	6,252	7,754	262	74	122,955
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	11,020	80,400	(18,392)	15,837	56,745	—*	(106,733)
Foreign currency exchange transactions	—	(627)	42	(68)	(102)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	1,042,015	505,705	60,013	75,426	186,146	—	603,092
Investments in affiliated securities	—	—	—	—	—	—	(33,015)
Foreign currency exchange transactions	—	168	3	80	41	—	—
Net Realized and Unrealized Gain	1,053,035	585,646	41,666	91,275	242,830	—	463,344
Net Increase in Net Assets Resulting from Operations	$ 1,062,125	$ 588,587	$ 47,918	$ 99,029	$ 243,092	$ 74	$ 586,299

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).
(2)Effective June 19, 2020, Ivy Emerging Markets Equity Fund and Ivy Global Growth Fund liquidated Class E shares.
(3)Effective June 19, 2020, Ivy Emerging Markets Equity Fund and Ivy High Income Fund liquidated Class T shares.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands)	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 37,234	$ 21,548	$ —	$ —	$ 16,018	$ 12,731	$ 247
Dividends from affiliated securities	—	—	—	209	—	—	—
Foreign dividend withholding tax	(3,307)	(82)	—	—	—	—	—
Interest and amortization from unaffiliated securities	251	49	14,059	1	78	13	12,091
Securities lending income – net	168	—*	4	—	62	—*	—
Total Investment Income	34,346	21,515	14,063	210	16,158	12,744	12,338
EXPENSES							
Investment management fee	11,648	15,195	2,665	39	21,361	3,464	1,965
Distribution and service fees:							
Class A	442	3,007	490	64	2,334	161	566
Class B	5	28	5	1	31	N/A	2
Class C	395	424	172	7	911	89	73
Class E[(1)]	8	32	8	—*	19	2	N/A
Class R	131	39	2	1	157	8	N/A
Class T[(2)]	—*	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	161	38	7	—*	353	37	1
Shareholder servicing:							
Class A	419	1,299	251	22	1,165	118	152
Class B	3	9	1	1	11	N/A	1
Class C	73	78	23	1	122	17	10
Class E[(1)]	15	30	6	—*	22	—*	N/A
Class I	1,291	1,923	482	12	2,179	487	232
Class N	41	8	6	—*	33	8	—*
Class R	66	20	1	—*	80	4	N/A
Class T[(2)]	—*	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	124	24	4	—*	217	24	—*
Registration fees	76	77	67	47	87	60	46
Custodian fees	122	25	7	—*	51	3	3
Independent Trustees and Chief Compliance Officer fees	78	145	33	4	158	21	30
Accounting services fee	139	138	138	21	138	98	107
Professional fees	45	77	24	15	65	22	30
Third-party valuation service fees	5	—	—	—	—*	—	—
Other	124	137	40	13	168	34	26
Total Expenses	15,411	22,753	4,432	248	29,662	4,657	3,244
Less:							
Expenses in excess of limit	(2,710)	(1,810)	(2)	(38)	(2,863)	(819)	(205)
Total Net Expenses	12,701	20,943	4,430	210	26,799	3,838	3,039
Net Investment Income (Loss)	21,645	572	9,633	—	(10,641)	8,906	9,299
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(143,772)	188,139	3,911	—	277,532	16,022	3,320
Investments in affiliated securities	—	—	—	(7,791)	—	—	—
Written options	—	—	—	—	11,135	—	—
Forward foreign currency contracts	4,567	—	—	—	—	—	—
Foreign currency exchange transactions	83	—	—	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	702,631	1,369,040	18,175	—	1,765,731	158,881	8,734
Investments in affiliated securities	—	—	—	47,973	—	—	—
Written options	—	—	—	—	5,261	—	—
Forward foreign currency contracts	(1,244)	—	—	—	—	—	—
Foreign currency exchange transactions	1,530	—	—	—	—	—	—
Net Realized and Unrealized Gain	563,795	1,557,179	22,086	40,182	2,059,659	174,903	12,054
Net Increase in Net Assets Resulting from Operations	$585,440	$1,557,751	$ 31,719	$40,182	$ 2,049,018	$183,809	$21,353

*Not shown due to rounding.
(1)Effective June 19, 2020, Ivy Managed International Opportunities Fund and Ivy Mid Cap Income Opportunities Fund liquidated Class E shares.
(2)Effective June 19, 2020, Ivy International Core Equity Fund liquidated Class T shares.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 (UNAUDITED)

(In thousands)	Ivy Municipal High Income Fund	Ivy Pzena International Value Fund	Ivy Securian Core Bond Fund	Ivy Small Cap Core Fund	Ivy Small Cap Growth Fund	Ivy Value Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ —	$ 2,920	$ —	$ 3,272	$ 3,754	$ 16,390
Foreign dividend withholding tax	—	(369)	—	—	—	(134)
Interest and amortization from unaffiliated securities	22,945	2	16,197	6	72	36
Securities lending income – net	—	38	18	1	25	33
Total Investment Income	22,945	2,591	16,215	3,279	3,851	16,325
EXPENSES						
Investment management fee	2,603	1,070	2,993	2,469	9,794	3,774
Distribution and service fees:						
Class A	764	64	264	160	1,216	354
Class B	10	—*	4	3	14	4
Class C	352	4	74	103	300	42
Class E[1]	N/A	N/A	5	—*	13	—*
Class R	N/A	1	3	43	134	1
Class T[2]	N/A	N/A	N/A	—*	—*	N/A
Class Y	6	1	13	10	135	—*
Shareholder servicing:						
Class A	182	107	188	167	815	296
Class B	2	1	1	2	8	3
Class C	32	2	14	23	51	10
Class E[1]	N/A	N/A	7	—*	19	—*
Class I	268	74	648	299	807	564
Class N	—*	4	10	8	14	6
Class R	N/A	—*	2	22	69	—*
Class T[2]	N/A	N/A	N/A	—*	—*	N/A
Class Y	4	1	8	7	85	—*
Registration fees	59	49	69	60	69	71
Custodian fees	8	14	11	11	7	6
Independent Trustees and Chief Compliance Officer fees	40	4	40	16	63	34
Accounting services fee	134	47	138	83	139	133
Professional fees	41	22	39	23	38	27
Third-party valuation service fees	—	4	1	—	—	—
Commitment and interest expense for borrowing	57	—	—	—	—	—
Other	34	20	41	30	90	48
Total Expenses	4,596	1,489	4,573	3,539	13,880	5,373
Less:						
Expenses in excess of limit	(273)	(225)	(1,321)	(426)	(758)	(64)
Total Net Expenses	4,323	1,264	3,252	3,113	13,122	5,309
Net Investment Income (Loss)	18,622	1,327	12,963	166	(9,271)	11,016
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	4,186	(4,483)	14,108	(6,567)	228,247	(51,687)
Investments in affiliated securities	—	—	—	—	(2,586)	—
Futures contracts	—	—	6,661	—	—	—
Written options	—	—	—	—	—	(1,532)
Swap agreements	—	—	—	—	15,195	—
Foreign currency exchange transactions	—	25	—	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	20,681	46,805	61,965	104,316	462,134	231,799
Investments in affiliated securities	—	—	—	—	26,917	—
Futures contracts	—	—	(6,300)	—	—	—
Written options	—	—	—	—	—	5,016
Swap agreements	—	—	—	—	15,073	—
Foreign currency exchange transactions	—	58	—	—	—	—
Net Realized and Unrealized Gain	24,867	42,405	76,434	97,749	744,980	183,596
Net Increase in Net Assets Resulting from Operations	$43,489	$43,732	$89,397	$ 97,915	$735,709	$ 194,612

*Not shown due to rounding.

(1)Effective June 19, 2020, Ivy Small Cap Core Fund and Ivy Value Fund liquidated Class E shares.

(2)Effective June 19, 2020, Ivy Small Cap Core Fund and Ivy Small Cap Growth Fund liquidated Class T shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Core Equity Fund		Ivy Emerging Markets Equity Fund[1]		Ivy Global Bond Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 9,090	$ 19,521	$ 2,941	$ 16,995	$ 6,252	$ 16,705
Net realized gain (loss) on investments	11,020	306,875	79,773	(72,296)	(18,350)	(5,667)
Net change in unrealized appreciation (depreciation)	1,042,015	(397,665)	505,873	(242,780)	60,016	(20,838)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,062,125	(71,269)	588,587	(298,081)	47,918	(9,800)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	—	(293,343)	—	(2,416)	(1,878)	(4,007)
Class B	—	(665)	—	(4)	(3)	(10)
Class C	—	(5,171)	—	(266)	(43)	(91)
Class E[2]	—	(1,416)	—	(3)	N/A	N/A
Class I	—	(94,271)	—	(12,905)	(2,480)	(5,277)
Class N	—	(3,363)	—	(3,097)	(354)	(685)
Class R	—	(45)	—	(70)	(5)	(11)
Class T[2]	N/A	N/A	—	(3)	N/A	N/A
Class Y	—	(2,632)	—	(348)	(9)	(18)
Total Distributions to Shareholders	—	(400,906)	—	(19,112)	(4,772)	(10,099)
Capital Share Transactions	(233,163)	(298,361)	(176,652)	(331,226)	(1,692)	(67,500)
Net Increase (Decrease) in Net Assets	828,962	(770,536)	411,935	(648,419)	41,454	(87,399)
Net Assets, Beginning of Period	3,377,229	4,147,765	1,338,950	1,987,369	406,430	493,829
Net Assets, End of Period	$ 4,206,191	$3,377,229	$1,750,885	$1,338,950	$ 447,884	$406,430

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).
(2)Effective June 19, 2020, Ivy Emerging Markets Equity Fund liquidated Class E and Class T shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund		Ivy Global Growth Fund		Ivy Government Money Market Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,754	$ 19,332	$ 262	$ 2,347	$ 74	$ 1,991
Net realized gain (loss) on investments	15,769	7,938	56,643	(8,962)	—*	4
Net change in unrealized appreciation (depreciation)	75,506	(127,774)	186,187	(86,313)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	99,029	(100,504)	243,092	(92,928)	74	1,995
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(3,254)	(12,388)	—	(4,482)	(71)	(1,707)
Class B	(17)	(100)	—	(6)	—*	(5)
Class C	(72)	(453)	—	(69)	(1)	(38)
Class E[(1)]	(55)	(188)	—	(2)	(6)	(118)
Class I	(3,357)	(12,823)	—	(5,329)	N/A	N/A
Class N	(275)	(883)	—	(255)	(1)	(123)
Class R	(5)	(22)	—	(9)	N/A	N/A
Class Y	(61)	(234)	—	(32)	N/A	N/A
Total Distributions to Shareholders	(7,096)	(27,091)	—	(10,184)	(79)	(1,991)
Capital Share Transactions	(67,444)	(154,646)	(46,754)	(106,132)	5,231	36,832
Net Increase (Decrease) in Net Assets	24,489	(282,241)	196,338	(209,244)	5,226	36,836
Net Assets, Beginning of Period	540,594	822,835	738,688	947,932	194,639	157,803
Net Assets, End of Period	$565,083	$540,594	$935,026	$ 738,688	$199,865	$194,639

*Not shown due to rounding.
(1)Effective June 19, 2020, Ivy Global Growth Fund liquidated Class E shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund		Ivy International Core Equity Fund		Ivy Large Cap Growth Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 122,955	$ 330,246	$ 21,645	$ 90,986	$ 572	$ 2,751
Net realized gain (loss) on investments	(106,733)	(11,676)	(139,122)	(195,003)	188,139	537,176
Net change in unrealized appreciation (depreciation)	570,077	(827,494)	702,917	(479,235)	1,369,040	(413,560)
Net Increase (Decrease) in Net Assets Resulting from Operations	586,299	(508,924)	585,440	(583,252)	1,557,751	126,367
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(54,936)	(126,473)	—	(12,210)	—	(264,261)
Class B	(522)	(1,909)	—	(38)	—	(1,175)
Class C	(14,200)	(37,730)	—	(2,512)	—	(11,518)
Class E	(283)	(611)	—	(174)	—	(2,576)
Class I	(57,894)	(138,803)	—	(62,690)	—	(243,543)
Class N	(2,341)	(5,499)	—	(27,289)	—	(12,279)
Class R	(1,602)	(3,824)	—	(2,182)	—	(2,336)
Class T[1]	(3)	(18)	—	(6)	N/A	N/A
Class Y	(4,760)	(14,364)	—	(7,974)	—	(3,428)
Total Distributions to Shareholders	(136,541)	(329,231)	—	(115,075)	—	(541,116)
Capital Share Transactions	(146,065)	(585,712)	(687,768)	(2,378,971)	(180,510)	46,626
Net Increase (Decrease) in Net Assets	303,693	(1,423,867)	(102,328)	(3,077,298)	1,377,241	(368,123)
Net Assets, Beginning of Period	3,668,155	5,092,022	2,732,123	5,809,421	3,994,820	4,362,943
Net Assets, End of Period	$3,971,848	$ 3,668,155	$2,629,795	$ 2,732,123	$ 5,372,061	$3,994,820

(1)Effective June 19, 2020, Ivy High Income Fund and Ivy International Core Equity Fund liquidated Class T shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund		Ivy Managed International Opportunities Fund		Ivy Mid Cap Growth Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 9,633	$ 23,289	$ —*	$ 3,637	$ (10,641)	$ (17,985)
Net realized gain (loss) on investments	3,911	11,479	(7,791)	(1,881)	288,667	616,947
Net change in unrealized appreciation (depreciation)	18,175	2,615	47,973	(31,745)	1,770,992	(855,297)
Net Increase (Decrease) in Net Assets Resulting from Operations	31,719	37,383	40,182	(29,989)	2,049,018	(256,335)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(3,080)	(7,105)	—	(3,916)	—	(88,160)
Class B	(3)	(24)	—	(13)	—	(640)
Class C	(139)	(426)	—	(115)	—	(10,926)
Class E[(1)]	(50)	(100)	—	(34)	—	(700)
Class I	(5,282)	(12,919)	—	(7,640)	—	(116,194)
Class N	(1,107)	(2,960)	—	(21)	—	(14,986)
Class R	(5)	(8)	—	(41)	—	(3,132)
Class Y	(41)	(126)	—	(12)	—	(13,500)
Total Distributions to Shareholders	(9,707)	(23,668)	—	(11,792)	—	(248,238)
Capital Share Transactions	11,172	(177,454)	(13,953)	(17)	(10,393)	(322,806)
Net Increase (Decrease) in Net Assets	33,184	(163,739)	26,229	(41,798)	2,038,625	(827,379)
Net Assets, Beginning of Period	1,124,596	1,288,335	138,012	179,810	3,965,724	4,793,103
Net Assets, End of Period	$1,157,780	$1,124,596	$164,241	$138,012	$6,004,349	$3,965,724

*Not shown due to rounding.
(1)Effective June 19, 2020, Ivy Managed International Opportunities Fund liquidated Class E shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Mid Cap Income Opportunities Fund		Ivy Municipal Bond Fund		Ivy Municipal High Income Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 8,906	$ 15,515	$ 9,299	$ 23,182	$ 18,622	$ 44,582
Net realized gain (loss) on investments	16,022	(13,615)	3,320	(1,888)	4,186	11,272
Net change in unrealized appreciation (depreciation)	158,881	(166,351)	8,734	(304)	20,681	(44,028)
Net Increase (Decrease) in Net Assets Resulting from Operations	183,809	(164,451)	21,353	20,990	43,489	11,826
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(1,040)	(3,082)	(5,545)	(13,288)	(10,992)	(24,788)
Class B	N/A	N/A	(3)	(18)	(29)	(139)
Class C	(80)	(242)	(115)	(348)	(1,034)	(2,896)
Class E[(1)]	(12)	(65)	N/A	N/A	N/A	N/A
Class I	(6,249)	(12,351)	(3,769)	(9,198)	(6,384)	(16,465)
Class N	(641)	(1,800)	(13)	(23)	(24)	(59)
Class R	(22)	(59)	N/A	N/A	N/A	N/A
Class Y	(234)	(340)	(5)	(14)	(95)	(237)
Total Distributions to Shareholders	(8,278)	(17,939)	(9,450)	(22,889)	(18,558)	(44,584)
Capital Share Transactions	147,485	128,906	(19,934)	(47,574)	(70,912)	(111,326)
Net Increase (Decrease) in Net Assets	323,016	(53,484)	(8,031)	(49,473)	(45,981)	(144,084)
Net Assets, Beginning of Period	609,953	663,437	763,964	813,437	1,054,339	1,198,423
Net Assets, End of Period	$932,969	$609,953	$755,933	$763,964	$1,008,358	$1,054,339

(1)Effective June 19, 2020, Ivy Mid Cap Income Opportunities Fund liquidated Class E shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Pzena International Value Fund		Ivy Securian Core Bond Fund		Ivy Small Cap Core Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,327	$ 6,910	$ 12,963	$ 30,589	$ 166	$ 331
Net realized gain (loss) on investments	(4,458)	450	20,769	18,822	(6,567)	6,563
Net change in unrealized appreciation (depreciation)	46,863	(67,813)	55,665	(31,757)	104,316	(157,174)
Net Increase (Decrease) in Net Assets Resulting from Operations	43,732	(60,453)	89,397	17,654	97,915	(150,280)
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	—	(1,540)	(2,160)	(6,569)	—	(1,140)
Class B	—	(1)	(4)	(34)	—	(10)
Class C	—	(31)	(94)	(329)	—	(242)
Class E[(1)]	—	—	(43)	(124)	—	(1)
Class I	—	(2,612)	(9,734)	(26,863)	—	(3,408)
Class N	—	(2,907)	(2,006)	(6,153)	—	(627)
Class R	—	(7)	(12)	(46)	—	(140)
Class T[(1)]	N/A	N/A	N/A	N/A	—	(2)
Class Y	—	(24)	(108)	(282)	—	(70)
Total Distributions to Shareholders	—	(7,122)	(14,161)	(40,400)	—	(5,640)
Capital Share Transactions	(37,199)	(5,601)	48,349	229,754	(56,159)	(36,963)
Net Increase (Decrease) in Net Assets	6,533	(73,176)	123,585	207,008	41,756	(192,883)
Net Assets, Beginning of Period	205,490	278,666	1,104,261	897,253	520,289	713,172
Net Assets, End of Period	$ 212,023	$205,490	$1,227,846	$1,104,261	$562,045	$520,289

(1)Effective June 19, 2020, Ivy Small Cap Core Fund liquidated Class E and Class T shares.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Value Fund	
	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20	Six months ended 9-30-20 (Unaudited)	Year ended 3-31-20
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (9,271)	$ (17,894)	$ 11,016	$ 20,132
Net realized gain (loss) on investments	240,856	65,942	(53,219)	90,372
Net change in unrealized appreciation (depreciation)	504,124	(449,336)	236,815	(311,264)
Net Increase (Decrease) in Net Assets Resulting from Operations	735,709	(401,288)	194,612	(200,760)
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	—	(68,316)	(2,250)	(32,335)
Class B	—	(446)	(1)	(124)
Class C	—	(6,197)	(22)	(1,093)
Class E[1]	—	(704)	(1)	(19)
Class I	—	(51,579)	(6,846)	(53,416)
Class N	—	(8,253)	(1,393)	(12,483)
Class R	—	(4,069)	(1)	(31)
Class T[2]	—	(16)	N/A	N/A
Class Y	—	(6,603)	(2)	(11)
Total Distributions to Shareholders	—	(146,183)	(10,516)	(99,512)
Capital Share Transactions	(169,160)	(129,719)	10,918	105,748
Net Increase (Decrease) in Net Assets	566,549	(677,190)	195,014	(194,524)
Net Assets, Beginning of Period	1,922,837	2,600,027	894,517	1,089,041
Net Assets, End of Period	$2,489,386	$ 1,922,837	$1,089,531	$ 894,517

*Not shown due to rounding.
(1)Effective June 19, 2020, Ivy Value Fund liquidated Class E shares.
(2)Effective June 19, 2020, Ivy Small Cap Growth Fund liquidated Class T shares.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 11.73	$ 0.03	$ 3.72	$ 3.75	$ —	$ —	$ —
Year ended 3-31-2020	13.47	0.06	(0.29)	(0.23)	(0.09)	(1.42)	(1.51)
Year ended 3-31-2019	14.78	0.09	0.60	0.69	(0.09)	(1.91)	(2.00)
Year ended 3-31-2018	13.55	0.05	2.11	2.16	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.73	0.03	1.28	1.31	(0.05)	(0.44)	(0.49)
Year ended 3-31-2016	14.29	0.02	(0.60)	(0.58)	—*	(0.98)	(0.98)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	9.16	(0.03)	2.89	2.86	—	—	—
Year ended 3-31-2020	10.81	(0.08)	(0.18)	(0.26)	—*	(1.39)	(1.39)
Year ended 3-31-2019	12.21	(0.06)	0.48	0.42	—	(1.82)	(1.82)
Year ended 3-31-2018	11.42	(0.09)	1.77	1.68	—	(0.89)	(0.89)
Year ended 3-31-2017	10.85	(0.09)	1.10	1.01	—	(0.44)	(0.44)
Year ended 3-31-2016	12.36	(0.09)	(0.52)	(0.61)	—	(0.90)	(0.90)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	9.63	(0.03)	3.05	3.02	—	—	—
Year ended 3-31-2020	11.31	(0.05)	(0.22)	(0.27)	(0.01)	(1.40)	(1.41)
Year ended 3-31-2019	12.69	(0.03)	0.51	0.48	—	(1.86)	(1.86)
Year ended 3-31-2018	11.81	(0.06)	1.83	1.77	—	(0.89)	(0.89)
Year ended 3-31-2017	11.19	(0.07)	1.13	1.06	—	(0.44)	(0.44)
Year ended 3-31-2016	12.71	(0.07)	(0.54)	(0.61)	—	(0.91)	(0.91)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	11.67	0.03	3.70	3.73	—	—	—
Year ended 3-31-2020	13.40	0.06	(0.29)	(0.23)	(0.08)	(1.42)	(1.50)
Year ended 3-31-2019	14.71	0.08	0.59	0.67	(0.07)	(1.91)	(1.98)
Year ended 3-31-2018	13.50	0.04	2.10	2.14	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.67	0.03	1.28	1.31	(0.04)	(0.44)	(0.48)
Year ended 3-31-2016	14.23	0.00*	(0.60)	(0.60)	—	(0.96)	(0.96)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	13.47	0.05	4.27	4.32	—	—	—
Year ended 3-31-2020	15.27	0.10	(0.37)	(0.27)	(0.11)	(1.42)	(1.53)
Year ended 3-31-2019	16.48	0.14	0.69	0.83	(0.13)	(1.91)	(2.04)
Year ended 3-31-2018	15.01	0.09	2.35	2.44	(0.07)	(0.90)	(0.97)
Year ended 3-31-2017	14.05	0.08	1.41	1.49	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.67	0.07	(0.66)	(0.59)	(0.02)	(1.01)	(1.03)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	13.50	0.06	4.28	4.34	—	—	—
Year ended 3-31-2020	15.30	0.13	(0.37)	(0.24)	(0.14)	(1.42)	(1.56)
Year ended 3-31-2019	16.51	0.16	0.69	0.85	(0.15)	(1.91)	(2.06)
Year ended 3-31-2018	15.03	0.10	2.36	2.46	(0.08)	(0.90)	(0.98)
Year ended 3-31-2017	14.07	0.08	1.43	1.51	(0.11)	(0.44)	(0.55)
Year ended 3-31-2016	15.69	0.09	(0.67)	(0.58)	(0.02)	(1.02)	(1.04)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	11.62	0.00*	3.68	3.68	—	—	—
Year ended 3-31-2020	13.36	0.01	(0.30)	(0.29)	(0.03)	(1.42)	(1.45)
Year ended 3-31-2019	14.67	0.03	0.60	0.63	(0.03)	(1.91)	(1.94)
Year ended 3-31-2018	13.47	(0.01)	2.11	2.10	—	(0.90)	(0.90)
Year ended 3-31-2017	12.67	(0.02)	1.27	1.25	(0.01)	(0.44)	(0.45)
Year ended 3-31-2016	14.23	(0.02)	(0.60)	(0.62)	—	(0.94)	(0.94)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	13.00	0.04	4.12	4.16	—	—	—
Year ended 3-31-2020	14.78	0.09	(0.34)	(0.25)	(0.11)	(1.42)	(1.53)
Year ended 3-31-2019	16.02	0.13	0.67	0.80	(0.13)	(1.91)	(2.04)
Year ended 3-31-2018	14.61	0.09	2.28	2.37	(0.06)	(0.90)	(0.96)
Year ended 3-31-2017	13.69	0.07	1.38	1.45	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.29	0.07	(0.64)	(0.57)	(0.02)	(1.01)	(1.03)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$15.48	31.97%	$ 3,011	1.01%[4]	0.41%[4]	—%	—%	28%
Year ended 3-31-2020	11.73	-3.57	2,409	1.03	0.42	—	—	66
Year ended 3-31-2019	13.47	5.56	2,895	1.02	0.64	—	—	97
Year ended 3-31-2018	14.78	16.31	3,149	1.04	0.33	1.04	0.33	51
Year ended 3-31-2017	13.55	10.42	269	1.15	0.20	1.21	0.14	90
Year ended 3-31-2016	12.73	-4.22	546	1.15	0.15	1.18	0.12	62
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	12.02	31.22	4	2.08[4]	-0.64[4]	2.23[4]	-0.79[4]	28
Year ended 3-31-2020	9.16	-4.64	4	2.13	-0.67	2.18	-0.72	66
Year ended 3-31-2019	10.81	4.49	8	2.11	-0.47	—	—	97
Year ended 3-31-2018	12.21	15.11	11	2.11	-0.71	—	—	51
Year ended 3-31-2017	11.42	9.39	8	2.13	-0.79	—	—	90
Year ended 3-31-2016	10.85	-5.18	9	2.09	-0.79	—	—	62
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	12.65	31.36	39	1.90[4]	-0.47[4]	—	—	28
Year ended 3-31-2020	9.63	-4.44	37	1.89	-0.44	—	—	66
Year ended 3-31-2019	11.31	4.74	52	1.85	-0.20	—	—	97
Year ended 3-31-2018	12.69	15.39	70	1.89	-0.50	—	—	51
Year ended 3-31-2017	11.81	9.60	116	1.92	-0.57	—	—	90
Year ended 3-31-2016	11.19	-5.00	129	1.91	-0.61	—	—	62
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	15.40	31.96	15	0.99[4]	0.43[4]	1.17[4]	0.25[4]	28
Year ended 3-31-2020	11.67	-3.61	12	1.05	0.40	1.22	0.23	66
Year ended 3-31-2019	13.40	5.54	13	1.10	0.56	1.22	0.44	97
Year ended 3-31-2018	14.71	16.22	14	1.13	0.25	1.31	0.07	51
Year ended 3-31-2017	13.50	10.49	12	1.16	0.19	1.42	-0.07	90
Year ended 3-31-2016	12.67	-4.39	10	1.29	0.02	1.43	-0.12	62
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	17.79	32.07	1,029	0.82[4]	0.61[4]	—	—	28
Year ended 3-31-2020	13.47	-3.38	861	0.83	0.63	—	—	66
Year ended 3-31-2019	15.27	5.84	1,089	0.81	0.85	—	—	97
Year ended 3-31-2018	16.48	16.60	1,216	0.82	0.56	0.84	0.54	51
Year ended 3-31-2017	15.01	10.76	384	0.84	0.52	0.91	0.45	90
Year ended 3-31-2016	14.05	-3.93	172	0.84	0.46	0.90	0.40	62
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	17.84	32.15	81	0.66[4]	0.74[4]	—	—	28
Year ended 3-31-2020	13.50	-3.23	31	0.67	0.78	—	—	66
Year ended 3-31-2019	15.30	6.01	45	0.65	0.97	—	—	97
Year ended 3-31-2018	16.51	16.74	71	0.73	0.64	—	—	51
Year ended 3-31-2017	15.03	10.84	112	0.76	0.58	—	—	90
Year ended 3-31-2016	14.07	-3.84	149	0.75	0.63	—	—	62
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	15.30	31.67	—*	1.41[4]	0.02[4]	—	—	28
Year ended 3-31-2020	11.62	-3.93	—*	1.42	0.04	—	—	66
Year ended 3-31-2019	13.36	5.16	1	1.40	0.22	—	—	97
Year ended 3-31-2018	14.67	15.91	2	1.46	-0.08	—	—	51
Year ended 3-31-2017	13.47	10.01	3	1.51	-0.15	—	—	90
Year ended 3-31-2016	12.67	-4.53	2	1.50	-0.18	—	—	62
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	17.16	32.00	27	0.84[4]	0.57[4]	1.05[4]	0.36[4]	28
Year ended 3-31-2020	13.00	-3.37	23	0.84	0.60	1.08	0.36	66
Year ended 3-31-2019	14.78	5.81	45	0.84	0.80	1.05	0.59	97
Year ended 3-31-2018	16.02	16.61	50	0.84	0.55	1.10	0.29	51
Year ended 3-31-2017	14.61	10.75	64	0.84	0.49	1.15	0.18	90
Year ended 3-31-2016	13.69	-3.91	113	0.84	0.46	1.15	0.15	62

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 15.61	$ 0.00*	$ 7.28	$ 7.28	$ —	$—	$ —
Year ended 3-31-2020	19.15	0.12	(3.51)	(3.39)	(0.15)	—	(0.15)
Year ended 3-31-2019	21.60	0.12	(2.46)	(2.34)	(0.11)	—	(0.11)
Year ended 3-31-2018	16.95	0.01	4.64	4.65	—*	—	—*
Year ended 3-31-2017	13.59	(0.02)	3.38	3.36	—	—	—
Year ended 3-31-2016	16.04	0.00*	(2.33)	(2.33)	(0.12)	—	(0.12)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	12.66	(0.08)	5.90	5.82	—	—	—
Year ended 3-31-2020	15.61	(0.06)	(2.84)	(2.90)	(0.05)	—	(0.05)
Year ended 3-31-2019	17.68	(0.04)	(2.02)	(2.06)	(0.01)	—	(0.01)
Year ended 3-31-2018	14.01	(0.14)	3.81	3.67	—	—	—
Year ended 3-31-2017	11.34	(0.14)	2.81	2.67	—	—	—
Year ended 3-31-2016	13.48	(0.12)	(1.95)	(2.07)	(0.07)	—	(0.07)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	13.31	(0.06)	6.21	6.15	—	—	—
Year ended 3-31-2020	16.39	(0.01)	(2.99)	(3.00)	(0.08)	—	(0.08)
Year ended 3-31-2019	18.54	(0.01)	(2.10)	(2.11)	(0.04)	—	(0.04)
Year ended 3-31-2018	14.65	(0.12)	4.01	3.89	—	—	—
Year ended 3-31-2017	11.84	(0.12)	2.93	2.81	—	—	—
Year ended 3-31-2016	14.05	(0.11)	(2.03)	(2.14)	(0.07)	—	(0.07)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	16.13	0.05	7.53	7.58	—	—	—
Year ended 3-31-2020	19.77	0.21	(3.61)	(3.40)	(0.24)	—	(0.24)
Year ended 3-31-2019	22.30	0.21	(2.55)	(2.34)	(0.19)	—	(0.19)
Year ended 3-31-2018	17.47	0.09	4.80	4.89	(0.06)	—	(0.06)
Year ended 3-31-2017	13.96	0.03	3.48	3.51	—	—	—
Year ended 3-31-2016	16.45	0.05	(2.40)	(2.35)	(0.14)	—	(0.14)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	16.22	0.05	7.57	7.62	—	—	—
Year ended 3-31-2020	19.88	0.21	(3.63)	(3.42)	(0.24)	—	(0.24)
Year ended 3-31-2019	22.42	0.20	(2.54)	(2.34)	(0.20)	—	(0.20)
Year ended 3-31-2018	17.56	0.12	4.80	4.92	(0.06)	—	(0.06)
Year ended 3-31-2017	14.01	0.06	3.49	3.55	—	—	—
Year ended 3-31-2016	16.50	0.06	(2.41)	(2.35)	(0.14)	—	(0.14)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	15.44	(0.02)	7.20	7.18	—	—	—
Year ended 3-31-2020	18.95	0.07	(3.47)	(3.40)	(0.11)	—	(0.11)
Year ended 3-31-2019	21.40	0.06	(2.43)	(2.37)	(0.08)	—	(0.08)
Year ended 3-31-2018	16.83	(0.04)	4.61	4.57	—	—	—
Year ended 3-31-2017	13.53	(0.07)	3.37	3.30	—	—	—
Year ended 3-31-2016	16.01	(0.05)	(2.32)	(2.37)	(0.11)	—	(0.11)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	15.92	0.01	7.43	7.44	—	—	—
Year ended 3-31-2020	19.53	0.14	(3.58)	(3.44)	(0.17)	—	(0.17)
Year ended 3-31-2019	22.02	0.13	(2.50)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2018	17.27	0.02	4.74	4.76	(0.01)	—	(0.01)
Year ended 3-31-2017	13.84	(0.02)	3.45	3.43	—	—	—
Year ended 3-31-2016	16.33	0.05	(2.42)	(2.37)	(0.12)	—	(0.12)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$22.89	46.64%	$ 307	1.45%[4]	0.04%[4]	—%	—%	17%
Year ended 3-31-2020	15.61	-17.87	229	1.46	0.61	1.46	0.61	32
Year ended 3-31-2019	19.15	-10.75	344	1.44	0.62	—	—	59
Year ended 3-31-2018	21.60	27.44	569	1.44	0.07	—	—	38
Year ended 3-31-2017	16.95	24.72	293	1.55	-0.14	1.68	-0.27	59
Year ended 3-31-2016	13.59	-14.49	360	1.50	0.02	1.67	-0.15	98
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	18.48	45.97	1	2.45[4]	-0.95[4]	2.60[4]	-1.10[4]	17
Year ended 3-31-2020	12.66	-18.72	1	2.50	-0.38	2.57	-0.45	32
Year ended 3-31-2019	15.61	-11.61	2	2.39	-0.29	—	—	59
Year ended 3-31-2018	17.68	26.27	5	2.40	-0.83	—	—	38
Year ended 3-31-2017	14.01	23.54	4	2.50	-1.10	2.78	-1.38	59
Year ended 3-31-2016	11.34	-15.38	4	2.50	-0.99	2.72	-1.21	98
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	19.46	46.20	51	2.15[4]	-0.66[4]	—	—	17
Year ended 3-31-2020	13.31	-18.43	43	2.16	-0.07	2.16	-0.07	32
Year ended 3-31-2019	16.39	-11.36	72	2.11	-0.08	—	—	59
Year ended 3-31-2018	18.54	26.55	95	2.13	-0.66	—	—	38
Year ended 3-31-2017	14.65	23.73	37	2.36	-0.96	—	—	59
Year ended 3-31-2016	11.84	-15.20	32	2.35	-0.83	—	—	98
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	23.71	46.99	1,078	0.99[4]	0.50[4]	1.13[4]	0.36[4]	17
Year ended 3-31-2020	16.13	-17.50	826	0.99	1.09	1.14	0.94	32
Year ended 3-31-2019	19.77	-10.34	1,209	0.99	1.06	1.11	0.94	59
Year ended 3-31-2018	22.30	28.03	1,689	0.99	0.44	1.10	0.33	38
Year ended 3-31-2017	17.47	25.14	465	1.19	0.20	1.23	0.16	59
Year ended 3-31-2016	13.96	-14.30	116	1.22	0.35	—	—	98
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	23.84	46.98	262	0.99[4]	0.48[4]	0.98[4]	0.49[4]	17
Year ended 3-31-2020	16.22	-17.46	200	0.99	1.05	0.99	1.05	32
Year ended 3-31-2019	19.88	-10.32	300	0.96	1.03	—	—	59
Year ended 3-31-2018	22.42	28.07	310	0.95	0.58	—	—	38
Year ended 3-31-2017	17.56	25.34	18	1.07	0.37	—	—	59
Year ended 3-31-2016	14.01	-14.20	7	1.09	0.43	—	—	98
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	22.62	46.50	10	1.72[4]	-0.23[4]	—	—	17
Year ended 3-31-2020	15.44	-18.07	9	1.72	0.39	1.72	0.39	32
Year ended 3-31-2019	18.95	-11.03	15	1.70	0.32	—	—	59
Year ended 3-31-2018	21.40	27.15	20	1.70	-0.19	—	—	38
Year ended 3-31-2017	16.83	24.39	11	1.82	-0.44	—	—	59
Year ended 3-31-2016	13.53	-14.82	5	1.85	-0.37	—	—	98
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	23.36	46.73	42	1.43[4]	0.07[4]	—	—	17
Year ended 3-31-2020	15.92	-17.80	31	1.37	0.70	1.37	0.70	32
Year ended 3-31-2019	19.53	-10.68	45	1.35	0.69	—	—	59
Year ended 3-31-2018	22.02	27.58	68	1.36	0.12	—	—	38
Year ended 3-31-2017	17.27	24.78	21	1.50	-0.14	—	—	59
Year ended 3-31-2016	13.84	-14.48	10	1.47	0.33	—	—	98

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$9.26	$ 0.14	$ 0.97	$ 1.11	$ (0.11)	$ —	$ (0.11)
Year ended 3-31-2020	9.71	0.34	(0.59)	(0.25)	(0.20)	—	(0.20)
Year ended 3-31-2019	9.68	0.32	0.01	0.33	(0.28)	(0.02)	(0.30)
Year ended 3-31-2018	9.68	0.32	(0.11)	0.21	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.34	0.37	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	9.26	0.10	0.96	1.06	(0.07)	—	(0.07)
Year ended 3-31-2020	9.71	0.27	(0.59)	(0.32)	(0.13)	—	(0.13)
Year ended 3-31-2019	9.68	0.25	0.01	0.26	(0.21)	(0.02)	(0.23)
Year ended 3-31-2018	9.67	0.23	(0.08)	0.15	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.38	0.64	(0.13)	—	(0.13)
Year ended 3-31-2016	9.58	0.27	(0.49)	(0.22)	(0.20)	—	(0.20)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	9.26	0.10	0.97	1.07	(0.07)	—	(0.07)
Year ended 3-31-2020	9.71	0.26	(0.59)	(0.33)	(0.12)	—	(0.12)
Year ended 3-31-2019	9.68	0.25	0.01	0.26	(0.21)	(0.02)	(0.23)
Year ended 3-31-2018	9.68	0.23	(0.09)	0.14	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.39	0.65	(0.13)	—	(0.13)
Year ended 3-31-2016	9.59	0.27	(0.50)	(0.23)	(0.20)	—	(0.20)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	9.26	0.15	0.97	1.12	(0.12)	—	(0.12)
Year ended 3-31-2020	9.71	0.36	(0.59)	(0.23)	(0.22)	—	(0.22)
Year ended 3-31-2019	9.68	0.34	0.01	0.35	(0.30)	(0.02)	(0.32)
Year ended 3-31-2018	9.68	0.34	(0.11)	0.23	(0.23)	—	(0.23)
Year ended 3-31-2017	9.16	0.34	0.40	0.74	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.49)	(0.13)	(0.30)	—	(0.30)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	9.26	0.15	0.97	1.12	(0.12)	—	(0.12)
Year ended 3-31-2020	9.71	0.36	(0.58)	(0.22)	(0.23)	—	(0.23)
Year ended 3-31-2019	9.69	0.34	0.01	0.35	(0.31)	(0.02)	(0.33)
Year ended 3-31-2018	9.68	0.33	(0.09)	0.24	(0.23)	—	(0.23)
Year ended 3-31-2017	9.17	0.33	0.40	0.73	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.48)	(0.12)	(0.30)	—	(0.30)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	9.24	0.11	0.97	1.08	(0.08)	—	(0.08)
Year ended 3-31-2020	9.69	0.29	(0.59)	(0.30)	(0.15)	—	(0.15)
Year ended 3-31-2019	9.67	0.27	0.01	0.28	(0.24)	(0.02)	(0.26)
Year ended 3-31-2018	9.66	0.26	(0.09)	0.17	(0.16)	—	(0.16)
Year ended 3-31-2017	9.15	0.27	0.39	0.66	(0.15)	—	(0.15)
Year ended 3-31-2016	9.57	0.29	(0.48)	(0.19)	(0.23)	—	(0.23)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	9.26	0.14	0.97	1.11	(0.11)	—	(0.11)
Year ended 3-31-2020	9.71	0.34	(0.59)	(0.25)	(0.20)	—	(0.20)
Year ended 3-31-2019	9.69	0.32	0.00*	0.32	(0.28)	(0.02)	(0.30)
Year ended 3-31-2018	9.68	0.31	(0.09)	0.22	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.33	0.38	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 0.99%.

(7) Expense ratio based on the period excluding reorganization expenses was 1.74%.

(8) Expense ratio based on the period excluding reorganization expenses was 0.74%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$10.26	11.97%	$ 180	0.96%[4]	2.76%[4]	1.21%[4]	2.51%[4]	26%
Year ended 3-31-2020	9.26	-2.69	170	0.99	3.43	1.22	3.20	38
Year ended 3-31-2019	9.71	3.47	211	0.99	3.32	1.23	3.08	35
Year ended 3-31-2018	9.68	2.16	265	1.01[6]	3.22	1.26	2.97	56
Year ended 3-31-2017	9.68	7.81	47	0.99	3.63	1.33	3.29	20
Year ended 3-31-2016	9.17	-1.54	133	0.99	3.60	1.29	3.30	14
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	10.25	11.46	—*	1.68[4]	2.06[4]	2.42[4]	1.32[4]	26
Year ended 3-31-2020	9.26	-3.31	1	1.74	2.70	2.42	2.02	38
Year ended 3-31-2019	9.71	2.67	1	1.65	2.65	2.19	2.11	35
Year ended 3-31-2018	9.68	1.51	2	1.76[7]	2.40	2.24	1.92	56
Year ended 3-31-2017	9.67	7.01	3	1.74	2.73	2.15	2.32	20
Year ended 3-31-2016	9.16	-2.29	3	1.74	2.84	2.16	2.42	14
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	10.26	11.55	6	1.72[4]	2.01[4]	1.97[4]	1.76[4]	26
Year ended 3-31-2020	9.26	-3.42	6	1.74	2.68	1.98	2.44	38
Year ended 3-31-2019	9.71	2.71	9	1.73	2.58	1.93	2.38	35
Year ended 3-31-2018	9.68	1.40	13	1.76[7]	2.40	1.96	2.20	56
Year ended 3-31-2017	9.68	7.13	16	1.74	2.72	1.95	2.51	20
Year ended 3-31-2016	9.16	-2.39	20	1.74	2.85	1.91	2.68	14
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	10.26	12.08	222	0.74[4]	2.98[4]	0.89[4]	2.83[4]	26
Year ended 3-31-2020	9.26	-2.45	204	0.74	3.67	0.89	3.52	38
Year ended 3-31-2019	9.71	3.73	240	0.74	3.58	0.88	3.44	35
Year ended 3-31-2018	9.68	2.43	262	0.76[8]	3.44	0.94	3.26	56
Year ended 3-31-2017	9.68	8.19	88	0.74	3.54	0.95	3.33	20
Year ended 3-31-2016	9.16	-1.39	23	0.74	3.85	0.90	3.69	14
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	10.26	12.09	38	0.72[4]	2.98[4]	—	—	26
Year ended 3-31-2020	9.26	-2.42	23	0.73	3.69	—	—	38
Year ended 3-31-2019	9.71	3.75	31	0.71	3.61	—	—	35
Year ended 3-31-2018	9.69	2.43	18	0.74	3.37	0.76	3.35	56
Year ended 3-31-2017	9.68	8.06	3	0.75	3.50	0.78	3.47	20
Year ended 3-31-2016	9.17	-1.30	—*	0.76	3.84	0.76	3.84	14
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	10.24	11.71	1	1.47[4]	2.27[4]	—	—	26
Year ended 3-31-2020	9.24	-3.16	1	1.47	2.95	—	—	38
Year ended 3-31-2019	9.69	2.89	1	1.45	2.86	—	—	35
Year ended 3-31-2018	9.67	1.76	1	1.49	2.66	1.51	2.64	56
Year ended 3-31-2017	9.66	7.29	1	1.50	2.90	1.53	2.87	20
Year ended 3-31-2016	9.15	-2.02	—*	1.49	3.11	1.49	3.11	14
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	10.26	11.96	1	0.96[4]	2.76[4]	1.12[4]	2.60[4]	26
Year ended 3-31-2020	9.26	-2.69	1	0.99	3.46	1.23	3.22	38
Year ended 3-31-2019	9.71	3.36	1	0.99	3.29	1.11	3.17	35
Year ended 3-31-2018	9.69	2.27	3	1.02[6]	3.13	1.16	2.99	56
Year ended 3-31-2017	9.68	7.81	3	0.99	3.43	1.18	3.24	20
Year ended 3-31-2016	9.17	-1.54	3	0.99	3.58	1.16	3.41	14

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 9.64	$ 0.14	$ 1.67	$ 1.81	$ (0.13)	$ —	$ (0.13)
Year ended 3-31-2020	11.90	0.29	(2.13)	(1.84)	(0.30)	(0.12)	(0.42)
Year ended 3-31-2019	13.84	0.29	(0.34)	(0.05)	(0.32)	(1.57)	(1.89)
Year ended 3-31-2018	12.48	0.32	1.34	1.66	(0.30)	—	(0.30)
Year ended 3-31-2017	11.88	0.53	0.50	1.03	(0.43)	—	(0.43)
Year ended 3-31-2016	13.32	0.40	(1.09)	(0.69)	(0.39)	(0.36)	(0.75)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	9.64	0.10	1.66	1.76	(0.09)	—	(0.09)
Year ended 3-31-2020	11.89	0.21	(2.12)	(1.91)	(0.22)	(0.12)	(0.34)
Year ended 3-31-2019	13.81	0.21	(0.35)	(0.14)	(0.21)	(1.57)	(1.78)
Year ended 3-31-2018	12.47	0.23	1.34	1.57	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.35	0.60	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.32	(1.09)	(0.77)	(0.31)	(0.36)	(0.67)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	9.64	0.10	1.65	1.75	(0.08)	—	(0.08)
Year ended 3-31-2020	11.90	0.21	(2.13)	(1.92)	(0.22)	(0.12)	(0.34)
Year ended 3-31-2019	13.82	0.21	(0.35)	(0.14)	(0.21)	(1.57)	(1.78)
Year ended 3-31-2018	12.47	0.23	1.35	1.58	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.36	0.59	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.31	(1.08)	(0.77)	(0.31)	(0.36)	(0.67)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	9.64	0.15	1.67	1.82	(0.14)	—	(0.14)
Year ended 3-31-2020	11.90	0.30	(2.12)	(1.82)	(0.32)	(0.12)	(0.44)
Year ended 3-31-2019	13.84	0.31	(0.34)	(0.03)	(0.34)	(1.57)	(1.91)
Year ended 3-31-2018[6]	14.33	0.03	(0.52)	(0.49)	—*	—	—*
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	9.64	0.16	1.67	1.83	(0.15)	—	(0.15)
Year ended 3-31-2020	11.91	0.33	(2.14)	(1.81)	(0.34)	(0.12)	(0.46)
Year ended 3-31-2019	13.85	0.34	(0.35)	(0.01)	(0.36)	(1.57)	(1.93)
Year ended 3-31-2018	12.48	0.37	1.34	1.71	(0.34)	—	(0.34)
Year ended 3-31-2017	11.88	0.39	0.68	1.07	(0.47)	—	(0.47)
Year ended 3-31-2016	13.33	0.45	(1.10)	(0.65)	(0.44)	(0.36)	(0.80)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	9.65	0.16	1.67	1.83	(0.15)	—	(0.15)
Year ended 3-31-2020	11.92	0.35	(2.14)	(1.79)	(0.36)	(0.12)	(0.48)
Year ended 3-31-2019	13.86	0.30	(0.29)	0.01	(0.38)	(1.57)	(1.95)
Year ended 3-31-2018	12.49	0.35	1.39	1.74	(0.37)	—	(0.37)
Year ended 3-31-2017	11.89	0.48	0.61	1.09	(0.49)	—	(0.49)
Year ended 3-31-2016	13.33	0.47	(1.09)	(0.62)	(0.46)	(0.36)	(0.82)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	9.65	0.12	1.66	1.78	(0.11)	—	(0.11)
Year ended 3-31-2020	11.91	0.26	(2.13)	(1.87)	(0.27)	(0.12)	(0.39)
Year ended 3-31-2019	13.84	0.25	(0.33)	(0.08)	(0.28)	(1.57)	(1.85)
Year ended 3-31-2018	12.48	0.28	1.35	1.63	(0.27)	—	(0.27)
Year ended 3-31-2017	11.88	0.39	0.61	1.00	(0.40)	—	(0.40)
Year ended 3-31-2016	13.32	0.37	(1.09)	(0.72)	(0.36)	(0.36)	(0.72)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	9.64	0.14	1.66	1.80	(0.13)	—	(0.13)
Year ended 3-31-2020	11.90	0.30	(2.13)	(1.83)	(0.31)	(0.12)	(0.43)
Year ended 3-31-2019	13.84	0.30	(0.34)	(0.04)	(0.33)	(1.57)	(1.90)
Year ended 3-31-2018	12.48	0.33	1.35	1.68	(0.32)	—	(0.32)
Year ended 3-31-2017	11.87	0.44	0.61	1.05	(0.44)	—	(0.44)
Year ended 3-31-2016	13.32	0.42	(1.10)	(0.68)	(0.41)	(0.36)	(0.77)

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(6) For the period from February 26, 2018 (commencement of operations of the class) through March 31, 2018.
(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.
(8) Expense ratio based on the period excluding reorganization expenses was 1.28%.
(9) Expense ratio based on the period excluding reorganization expenses was 1.95%.
(10) Expense ratio based on the period excluding reorganization expenses was 1.13%.
(11) Expense ratio based on the period excluding reorganization expenses was 1.19%.
(12) Expense ratio based on the period excluding reorganization expenses was 0.92%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 11.32	18.79%	$275	1.22%[4]	2.53%[4]	1.26%[4]	2.49%[4]	16%
Year ended 3-31-2020	9.64	-16.11	260	1.24	2.43	1.25	2.42	43
Year ended 3-31-2019	11.90	0.47	387	1.24	2.27	1.24	2.27	28
Year ended 3-31-2018	13.84	13.44	494	1.29[8]	2.34	—	—	55
Year ended 3-31-2017	12.48	8.87	70	1.30	4.45	1.38	4.37	103
Year ended 3-31-2016	11.88	-5.22	248	1.30	3.19	1.36	3.13	73
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.31	18.27	2	1.92[4]	1.83[4]	2.15[4]	1.60[4]	16
Year ended 3-31-2020	9.64	-16.67	2	1.95	1.78	2.14	1.59	43
Year ended 3-31-2019	11.89	-0.30	5	1.94	1.63	2.07	1.50	28
Year ended 3-31-2018	13.81	12.81	8	1.97[9]	1.69	—	—	55
Year ended 3-31-2017	12.47	8.17	2	1.95	2.88	—	—	103
Year ended 3-31-2016	11.87	-5.84	2	1.94	2.56	—	—	73
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	11.31	18.18	9	2.04[4]	1.73[4]	—	—	16
Year ended 3-31-2020	9.64	-16.75	10	2.00	1.76	—	—	43
Year ended 3-31-2019	11.90	-0.21	22	1.94	1.64	—	—	28
Year ended 3-31-2018	13.82	12.80	39	1.93	1.72	—	—	55
Year ended 3-31-2017	12.47	8.17	12	1.95	2.95	—	—	103
Year ended 3-31-2016	11.87	-5.83	14	1.93	2.51	—	—	73
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	11.32	18.86	4	1.09[4]	2.66[4]	1.46[4]	2.29[4]	16
Year ended 3-31-2020	9.64	-16.01	4	1.12	2.53	1.45	2.20	43
Year ended 3-31-2019	11.90	0.57	5	1.14[10]	2.37	1.51	2.00	28
Year ended 3-31-2018[6]	13.84	-3.40	6	1.17[4][10]	2.32[4]	1.32[4]	2.17[4]	55[7]
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	11.32	18.97	248	0.92[4]	2.83[4]	0.96[4]	2.79[4]	16
Year ended 3-31-2020	9.64	-15.90	242	0.92	2.76	0.95	2.73	43
Year ended 3-31-2019	11.91	0.78	374	0.93[12]	2.58	0.95	2.56	28
Year ended 3-31-2018	13.85	13.88	523	1.00	2.75	—	—	55
Year ended 3-31-2017	12.48	9.26	250	0.94	3.18	0.96	3.16	103
Year ended 3-31-2016	11.88	-4.96	20	0.94	3.57	0.95	3.56	73
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	11.33	19.00	21	0.79[4]	2.93[4]	—	—	16
Year ended 3-31-2020	9.65	-15.76	17	0.79	2.87	—	—	43
Year ended 3-31-2019	11.92	0.93	22	0.78	2.40	—	—	28
Year ended 3-31-2018	13.86	14.07	5	0.86	2.58	—	—	55
Year ended 3-31-2017	12.49	9.39	1	0.81	3.99	—	—	103
Year ended 3-31-2016	11.89	-4.74	1	0.81	3.73	—	—	73
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	11.32	18.49	1	1.53[4]	2.22[4]	—	—	16
Year ended 3-31-2020	9.65	-16.36	1	1.53	2.14	—	—	43
Year ended 3-31-2019	11.91	0.22	1	1.52	1.97	—	—	28
Year ended 3-31-2018	13.84	13.20	1	1.58	2.07	—	—	55
Year ended 3-31-2017	12.48	8.58	—*	1.56	3.23	—	—	103
Year ended 3-31-2016	11.88	-5.46	—*	1.56	2.96	—	—	73
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	11.31	18.70	5	1.19[4]	2.55[4]	—	—	16
Year ended 3-31-2020	9.64	-16.06	5	1.19	2.49	1.19	2.49	43
Year ended 3-31-2019	11.90	0.49	7	1.21[11]	2.30	—	—	28
Year ended 3-31-2018	13.84	13.57	9	1.23[11]	2.46	1.23	2.46	55
Year ended 3-31-2017	12.48	9.08	4	1.19	3.67	1.21	3.65	103
Year ended 3-31-2016	11.87	-5.15	4	1.19	3.32	1.22	3.29	73

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 37.75	$ (0.01)	$12.58	$12.57	$ —	$ —	$ —
Year ended 3-31-2020	43.12	0.05	(4.97)	(4.92)	(0.09)	(0.36)	(0.45)
Year ended 3-31-2019	46.78	0.09	1.02	1.11	(0.08)	(4.69)	(4.77)
Year ended 3-31-2018	42.67	0.25	7.26	7.51	(0.06)	(3.34)	(3.40)
Year ended 3-31-2017	39.23	0.04	3.40	3.44	—	—	—
Year ended 3-31-2016	42.75	(0.09)	(2.49)	(2.58)	(0.04)	(0.90)	(0.94)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	30.52	(0.23)	10.15	9.92	—	—	—
Year ended 3-31-2020	35.29	(0.39)	(4.02)	(4.41)	—	(0.36)	(0.36)
Year ended 3-31-2019	39.50	(0.33)	0.81	0.48	—	(4.69)	(4.69)
Year ended 3-31-2018	36.62	(0.31)	6.33	6.02	—	(3.14)	(3.14)
Year ended 3-31-2017	34.07	(0.45)	3.00	2.55	—	—	—
Year ended 3-31-2016	37.61	(0.44)	(2.20)	(2.64)	—	(0.90)	(0.90)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	31.11	(0.19)	10.36	10.17	—	—	—
Year ended 3-31-2020	35.84	(0.28)	(4.09)	(4.37)	—	(0.36)	(0.36)
Year ended 3-31-2019	39.93	(0.23)	0.83	0.60	—	(4.69)	(4.69)
Year ended 3-31-2018	36.98	(0.26)	6.42	6.16	—	(3.21)	(3.21)
Year ended 3-31-2017	34.26	(0.29)	3.01	2.72	—	—	—
Year ended 3-31-2016	37.68	(0.34)	(2.18)	(2.52)	—	(0.90)	(0.90)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	38.63	0.05	12.88	12.93	—	—	—
Year ended 3-31-2020	44.10	0.18	(5.07)	(4.89)	(0.22)	(0.36)	(0.58)
Year ended 3-31-2019	47.72	0.24	1.05	1.29	(0.22)	(4.69)	(4.91)
Year ended 3-31-2018	43.44	0.25	7.53	7.78	(0.16)	(3.34)	(3.50)
Year ended 3-31-2017	39.81	0.04	3.59	3.63	—	—	—
Year ended 3-31-2016	43.24	0.05	(2.49)	(2.44)	(0.09)	(0.90)	(0.99)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	38.85	0.08	12.97	13.05	—	—	—
Year ended 3-31-2020	44.35	0.24	(5.10)	(4.86)	(0.28)	(0.36)	(0.64)
Year ended 3-31-2019	47.99	0.30	1.04	1.34	(0.29)	(4.69)	(4.98)
Year ended 3-31-2018	43.64	0.20	7.71	7.91	(0.22)	(3.34)	(3.56)
Year ended 3-31-2017	39.92	0.10	3.62	3.72	—	—	—
Year ended 3-31-2016	43.32	0.13	(2.52)	(2.39)	(0.11)	(0.90)	(1.01)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	37.32	(0.09)	12.44	12.35	—	—	—
Year ended 3-31-2020	42.69	(0.08)	(4.93)	(5.01)	—	(0.36)	(0.36)
Year ended 3-31-2019	46.41	(0.05)	1.02	0.97	—	(4.69)	(4.69)
Year ended 3-31-2018	42.41	(0.07)	7.39	7.32	—	(3.32)	(3.32)
Year ended 3-31-2017	39.08	(0.14)	3.47	3.33	—	—	—
Year ended 3-31-2016	42.64	(0.20)	(2.46)	(2.66)	—	(0.90)	(0.90)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	37.95	(0.02)	12.66	12.64	—	—	—
Year ended 3-31-2020	43.35	0.08	(5.03)	(4.95)	(0.09)	(0.36)	(0.45)
Year ended 3-31-2019	47.00	0.09	1.04	1.13	(0.09)	(4.69)	(4.78)
Year ended 3-31-2018	42.86	0.12	7.44	7.56	(0.08)	(3.34)	(3.42)
Year ended 3-31-2017	39.37	0.00*	3.49	3.49	—	—	—
Year ended 3-31-2016	42.86	(0.05)	(2.49)	(2.54)	(0.05)	(0.90)	(0.95)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.11%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$50.32	33.30%	$469	1.34%[4]	-0.06%[4]	—%	—%	18%
Year ended 3-31-2020	37.75	-11.62	369	1.36	0.11	—	—	26
Year ended 3-31-2019	43.12	3.12	477	1.37	0.19	—	—	54
Year ended 3-31-2018	46.78	17.92	510	1.38	0.53	—	—	46
Year ended 3-31-2017	42.67	8.77	115	1.48	0.11	—	—	66
Year ended 3-31-2016	39.23	-6.12	375	1.47	-0.22	—	—	51
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	40.44	32.50	—*	2.52[4]	-1.24[4]	2.59[4]	-1.31[4]	18
Year ended 3-31-2020	30.52	-12.70	—*	2.58	-1.06	2.62	-1.10	26
Year ended 3-31-2019	35.29	2.00	1	2.40	-0.85	—	—	54
Year ended 3-31-2018	39.50	16.79	2	2.40	-0.79	—	—	46
Year ended 3-31-2017	36.62	7.48	2	2.67	-1.30	—	—	66
Year ended 3-31-2016	34.07	-7.12	3	2.52	-1.22	—	—	51
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	41.28	32.69	6	2.25[4]	-0.98[4]	—	—	18
Year ended 3-31-2020	31.11	-12.42	5	2.24	-0.76	—	—	26
Year ended 3-31-2019	35.84	2.33	9	2.15	-0.60	—	—	54
Year ended 3-31-2018	39.93	16.99	11	2.18	-0.65	—	—	46
Year ended 3-31-2017	36.98	7.94	25	2.21	-0.84	—	—	66
Year ended 3-31-2016	34.26	-6.79	25	2.22	-0.96	—	—	51
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	51.56	33.47	439	1.06[4]	0.20[4]	1.08[4]	0.18[4]	18
Year ended 3-31-2020	38.63	-11.35	346	1.06	0.40	1.10	0.36	26
Year ended 3-31-2019	44.10	3.43	436	1.06	0.50	1.08	0.48	54
Year ended 3-31-2018	47.72	18.27	437	1.13[6]	0.54	—	—	46
Year ended 3-31-2017	43.44	9.12	270	1.11	0.10	—	—	66
Year ended 3-31-2016	39.81	-5.73	78	1.09	0.13	—	—	51
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	51.90	33.59	18	0.92[4]	0.35[4]	—	—	18
Year ended 3-31-2020	38.85	-11.26	16	0.94	0.53	—	—	26
Year ended 3-31-2019	44.35	3.59	19	0.92	0.64	—	—	54
Year ended 3-31-2018	47.99	18.45	24	0.95	0.42	—	—	46
Year ended 3-31-2017	43.64	9.32	7	0.95	0.24	—	—	66
Year ended 3-31-2016	39.92	-5.61	3	0.94	0.31	—	—	51
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	49.67	33.09	1	1.66[4]	-0.39[4]	—	—	18
Year ended 3-31-2020	37.32	-11.92	1	1.68	-0.18	—	—	26
Year ended 3-31-2019	42.69	2.82	1	1.67	-0.10	—	—	54
Year ended 3-31-2018	46.41	17.58	2	1.69	-0.15	—	—	46
Year ended 3-31-2017	42.41	8.52	2	1.69	-0.35	—	—	66
Year ended 3-31-2016	39.08	-6.32	2	1.68	-0.50	—	—	51
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	50.59	33.30	2	1.34[4]	-0.09[4]	1.35[4]	-0.10[4]	18
Year ended 3-31-2020	37.95	-11.63	2	1.36	0.19	1.38	0.17	26
Year ended 3-31-2019	43.35	3.17	5	1.33	0.20	—	—	54
Year ended 3-31-2018	47.00	17.96	10	1.36	0.25	—	—	46
Year ended 3-31-2017	42.86	8.86	14	1.36	—*	—	—	66
Year ended 3-31-2016	39.37	-6.00	17	1.36	-0.13	—	—	51

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$1.00	$0.00*	$0.00	$0.00*	$ —*	$—	$ —*
Year ended 3-31-2020	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 3-31-2020	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2019	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 3-31-2020	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 3-31-2020	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 3-31-2020	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Year ended 3-31-2019	1.00	0.02	0.00*	0.02	(0.02)	—	(0.02)
Year ended 3-31-2018[6]	1.00	0.00*	0.00*	0.00*	—*	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$1.00	0.04%	$180	0.35%[4]	0.07%[4]	0.65%[4]	-0.23%[4]
Year ended 3-31-2020	1.00	1.31	160	0.77	1.29	—	—
Year ended 3-31-2019	1.00	1.40	132	0.78	1.39	—	—
Year ended 3-31-2018	1.00	0.56	135	0.66	0.55	—	—
Year ended 3-31-2017	1.00	0.03	184	0.60	0.03	0.63	—
Year ended 3-31-2016	1.00	0.02	167	0.30	0.02	0.61	-0.29
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.01	1	0.42[4]	0.01[4]	1.50[4]	-1.07[4]
Year ended 3-31-2020	1.00	0.50	1	1.58	0.54	—	—
Year ended 3-31-2019	1.00	0.47	1	1.70	0.42	—	—
Year ended 3-31-2018	1.00	0.01	3	1.16	0.01	1.67	-0.50
Year ended 3-31-2017	1.00	0.01	5	0.61	0.02	1.71	-1.08
Year ended 3-31-2016	1.00	0.02	6	0.30	0.02	1.65	-1.33
Class C Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.01	7	0.51[4]	0.01[4]	1.54[4]	-1.02[4]
Year ended 3-31-2020	1.00	0.44	17	1.63	0.45	—	—
Year ended 3-31-2019	1.00	0.63	11	1.54	0.61	—	—
Year ended 3-31-2018	1.00	0.02	22	1.18	0.02	1.61	-0.41
Year ended 3-31-2017	1.00	0.01	29	0.61	0.02	1.61	-0.98
Year ended 3-31-2016	1.00	0.02	44	0.30	0.02	1.57	-1.25
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.06	12	0.30[4]	0.10[4]	0.63[4]	-0.23[4]
Year ended 3-31-2020	1.00	1.56	9	0.51	1.54	0.68	1.37
Year ended 3-31-2019	1.00	1.55	7	0.62	1.56	0.72	1.46
Year ended 3-31-2018	1.00	0.51	6	0.71	0.49	—	—
Year ended 3-31-2017	1.00	0.01	6	0.61	0.02	0.70	-0.07
Year ended 3-31-2016	1.00	0.02	7	0.29	0.02	0.68	-0.37
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	1.00	0.06	—*	0.48[4]	0.81[4]	—	—
Year ended 3-31-2020	1.00	1.57	8	0.52	1.55	—	—
Year ended 3-31-2019	1.00	1.68	7	0.50	1.66	—	—
Year ended 3-31-2018[6]	1.00	0.65	8	0.40[4]	1.03[4]	—	—

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 5.91	$0.20	$ 0.75	$ 0.95	$(0.22)	$—	$(0.22)
Year ended 3-31-2020	7.20	0.49	(1.29)	(0.80)	(0.49)	—	(0.49)
Year ended 3-31-2019	7.49	0.50	(0.29)	0.21	(0.50)	—	(0.50)
Year ended 3-31-2018	7.60	0.53	(0.12)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.18	0.75	0.93	(0.20)	—	(0.20)
Year ended 3-31-2020	7.20	0.44	(1.30)	(0.86)	(0.43)	—	(0.43)
Year ended 3-31-2019	7.49	0.44	(0.29)	0.15	(0.44)	—	(0.44)
Year ended 3-31-2018	7.60	0.45	(0.10)	0.35	(0.46)	—	(0.46)
Year ended 3-31-2017	6.91	0.49	0.68	1.17	(0.48)	—	(0.48)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.18	0.75	0.93	(0.20)	—	(0.20)
Year ended 3-31-2020	7.20	0.44	(1.29)	(0.85)	(0.44)	—	(0.44)
Year ended 3-31-2019	7.49	0.45	(0.29)	0.16	(0.45)	—	(0.45)
Year ended 3-31-2018	7.60	0.45	(0.09)	0.36	(0.47)	—	(0.47)
Year ended 3-31-2017	6.91	0.50	0.68	1.18	(0.49)	—	(0.49)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.20	0.75	0.95	(0.22)	—	(0.22)
Year ended 3-31-2020	7.20	0.48	(1.29)	(0.81)	(0.48)	—	(0.48)
Year ended 3-31-2019	7.49	0.49	(0.29)	0.20	(0.49)	—	(0.49)
Year ended 3-31-2018	7.60	0.48	(0.09)	0.39	(0.50)	—	(0.50)
Year ended 3-31-2017	6.91	0.53	0.68	1.21	(0.52)	—	(0.52)
Year ended 3-31-2016	8.09	0.56	(1.19)	(0.63)	(0.55)	—	(0.55)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.21	0.75	0.96	(0.23)	—	(0.23)
Year ended 3-31-2020	7.20	0.50	(1.29)	(0.79)	(0.50)	—	(0.50)
Year ended 3-31-2019	7.49	0.52	(0.29)	0.23	(0.52)	—	(0.52)
Year ended 3-31-2018	7.60	0.53	(0.10)	0.43	(0.54)	—	(0.54)
Year ended 3-31-2017	6.91	0.56	0.69	1.25	(0.56)	—	(0.56)
Year ended 3-31-2016	8.09	0.60	(1.19)	(0.59)	(0.59)	—	(0.59)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.21	0.75	0.96	(0.23)	—	(0.23)
Year ended 3-31-2020	7.20	0.51	(1.29)	(0.78)	(0.51)	—	(0.51)
Year ended 3-31-2019	7.49	0.53	(0.29)	0.24	(0.53)	—	(0.53)
Year ended 3-31-2018	7.60	0.53	(0.09)	0.44	(0.55)	—	(0.55)
Year ended 3-31-2017	6.91	0.59	0.67	1.26	(0.57)	—	(0.57)
Year ended 3-31-2016	8.09	0.60	(1.18)	(0.58)	(0.60)	—	(0.60)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.19	0.75	0.94	(0.21)	—	(0.21)
Year ended 3-31-2020	7.20	0.46	(1.29)	(0.83)	(0.46)	—	(0.46)
Year ended 3-31-2019	7.49	0.47	(0.29)	0.18	(0.47)	—	(0.47)
Year ended 3-31-2018	7.60	0.48	(0.10)	0.38	(0.49)	—	(0.49)
Year ended 3-31-2017	6.91	0.52	0.68	1.20	(0.51)	—	(0.51)
Year ended 3-31-2016	8.09	0.55	(1.19)	(0.64)	(0.54)	—	(0.54)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	5.91	0.20	0.75	0.95	(0.22)	—	(0.22)
Year ended 3-31-2020	7.20	0.49	(1.29)	(0.80)	(0.49)	—	(0.49)
Year ended 3-31-2019	7.49	0.50	(0.29)	0.21	(0.50)	—	(0.50)
Year ended 3-31-2018	7.60	0.50	(0.09)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$6.64	16.31%	$1,652	0.98%[4]	6.25%[4]	—%	—%	21%
Year ended 3-31-2020	5.91	-12.03	1,465	0.95	6.89	—	—	30
Year ended 3-31-2019	7.20	2.93	1,930	0.95	6.81	—	—	41
Year ended 3-31-2018	7.49	5.54	2,221	0.95	7.02	—	—	39
Year ended 3-31-2017	7.60	18.34	1,250	0.97	7.51	—	—	35
Year ended 3-31-2016	6.91	-7.75	1,865	0.96	7.71	—	—	29
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	6.64	15.89	14	1.70[4]	5.55[4]	1.82[4]	5.43[4]	21
Year ended 3-31-2020	5.91	-12.71	19	1.71	6.11	1.77	6.05	30
Year ended 3-31-2019	7.20	2.15	40	1.71	6.04	1.73	6.02	41
Year ended 3-31-2018	7.49	4.72	62	1.71	5.90	—	—	39
Year ended 3-31-2017	7.60	17.46	79	1.72	6.72	—	—	35
Year ended 3-31-2016	6.91	-8.43	84	1.70	6.98	—	—	29
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	6.64	15.92	429	1.66[4]	5.58[4]	1.71[4]	5.53[4]	21
Year ended 3-31-2020	5.91	-12.66	447	1.66	6.17	1.68	6.15	30
Year ended 3-31-2019	7.20	2.21	683	1.66	6.10	1.66	6.10	41
Year ended 3-31-2018	7.49	4.77	817	1.66	5.94	—	—	39
Year ended 3-31-2017	7.60	17.51	970	1.67	6.77	—	—	35
Year ended 3-31-2016	6.91	-8.40	1,025	1.66	7.02	—	—	29
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	6.64	16.28	8	1.04[4]	6.20[4]	1.25[4]	5.99[4]	21
Year ended 3-31-2020	5.91	-12.14	8	1.07	6.77	1.22	6.62	30
Year ended 3-31-2019	7.20	2.79	9	1.09	6.68	1.24	6.53	41
Year ended 3-31-2018	7.49	5.28	10	1.13	6.38	1.21	6.30	39
Year ended 3-31-2017	7.60	18.08	10	1.19	7.22	1.28	7.13	35
Year ended 3-31-2016	6.91	-8.01	8	1.23	7.47	1.30	7.40	29
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	6.64	16.44	1,623	0.76[4]	6.48[4]	—	—	21
Year ended 3-31-2020	5.91	-11.83	1,487	0.73	7.11	—	—	30
Year ended 3-31-2019	7.20	3.18	2,058	0.72	7.05	—	—	41
Year ended 3-31-2018	7.49	5.77	2,156	0.72	6.99	—	—	39
Year ended 3-31-2017	7.60	18.64	1,737	0.71	7.69	—	—	35
Year ended 3-31-2016	6.91	-7.52	1,266	0.70	7.94	—	—	29
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	6.64	16.52	60	0.61[4]	6.63[4]	—	—	21
Year ended 3-31-2020	5.91	-11.69	64	0.58	7.27	—	—	30
Year ended 3-31-2019	7.20	3.35	71	0.56	7.22	—	—	41
Year ended 3-31-2018	7.49	5.93	45	0.57	7.02	—	—	39
Year ended 3-31-2017	7.60	18.83	34	0.56	8.04	—	—	35
Year ended 3-31-2016	6.91	-7.35	55	0.56	8.36	—	—	29
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	6.64	16.09	49	1.36[4]	5.88[4]	—	—	21
Year ended 3-31-2020	5.91	-12.36	45	1.32	6.52	—	—	30
Year ended 3-31-2019	7.20	2.58	62	1.30	6.47	—	—	41
Year ended 3-31-2018	7.49	5.15	65	1.30	6.26	—	—	39
Year ended 3-31-2017	7.60	17.94	70	1.31	7.05	—	—	35
Year ended 3-31-2016	6.91	-8.07	62	1.30	7.44	—	—	29
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	6.64	16.31	137	0.98[4]	6.25[4]	1.01[4]	6.22[4]	21
Year ended 3-31-2020	5.91	-12.03	133	0.95	6.87	0.98	6.84	30
Year ended 3-31-2019	7.20	2.94	239	0.95	6.80	0.96	6.79	41
Year ended 3-31-2018	7.49	5.53	329	0.95	6.63	0.96	6.62	39
Year ended 3-31-2017	7.60	18.33	396	0.96	7.46	—	—	35
Year ended 3-31-2016	6.91	-7.76	406	0.95	7.69	0.95	7.69	29

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$13.29	$ 0.10	$ 2.95	$ 3.05	$ —	$ —	$ —
Year ended 3-31-2020	16.75	0.26	(3.30)	(3.04)	(0.42)	—	(0.42)
Year ended 3-31-2019	19.98	0.35	(2.11)	(1.76)	(0.36)	(1.11)	(1.47)
Year ended 3-31-2018	17.97	0.25	1.96	2.21	(0.20)	—	(0.20)
Year ended 3-31-2017	15.97	0.30	1.96	2.26	(0.26)	—	(0.26)
Year ended 3-31-2016	17.88	0.20	(1.97)	(1.77)	(0.14)	—	(0.14)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	11.62	0.03	2.56	2.59	—	—	—
Year ended 3-31-2020	14.70	0.12	(2.90)	(2.78)	(0.30)	—	(0.30)
Year ended 3-31-2019	17.72	0.17	(1.86)	(1.69)	(0.22)	(1.11)	(1.33)
Year ended 3-31-2018	15.98	0.09	1.73	1.82	(0.08)	—	(0.08)
Year ended 3-31-2017	14.24	0.07	1.80	1.87	(0.13)	—	(0.13)
Year ended 3-31-2016	15.97	0.05	(1.76)	(1.71)	(0.02)	—	(0.02)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	11.65	0.04	2.58	2.62	—	—	—
Year ended 3-31-2020	14.75	0.14	(2.91)	(2.77)	(0.33)	—	(0.33)
Year ended 3-31-2019	17.77	0.20	(1.87)	(1.67)	(0.24)	(1.11)	(1.35)
Year ended 3-31-2018	16.02	0.11	1.74	1.85	(0.10)	—	(0.10)
Year ended 3-31-2017	14.27	0.11	1.81	1.92	(0.17)	—	(0.17)
Year ended 3-31-2016	16.00	0.06	(1.75)	(1.69)	(0.04)	—	(0.04)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	13.40	0.10	2.97	3.07	—	—	—
Year ended 3-31-2020	16.88	0.26	(3.32)	(3.06)	(0.42)	—	(0.42)
Year ended 3-31-2019	20.11	0.34	(2.11)	(1.77)	(0.35)	(1.11)	(1.46)
Year ended 3-31-2018	18.09	0.24	1.98	2.22	(0.20)	—	(0.20)
Year ended 3-31-2017	16.08	0.22	2.04	2.26	(0.25)	—	(0.25)
Year ended 3-31-2016	17.99	0.17	(1.97)	(1.80)	(0.11)	—	(0.11)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	13.39	0.13	2.97	3.10	—	—	—
Year ended 3-31-2020	16.86	0.35	(3.32)	(2.97)	(0.50)	—	(0.50)
Year ended 3-31-2019	20.10	0.42	(2.12)	(1.70)	(0.43)	(1.11)	(1.54)
Year ended 3-31-2018	18.07	0.31	1.98	2.29	(0.26)	—	(0.26)
Year ended 3-31-2017	16.07	0.26	2.06	2.32	(0.32)	—	(0.32)
Year ended 3-31-2016	17.99	0.24	(1.97)	(1.73)	(0.19)	—	(0.19)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	13.43	0.13	2.98	3.11	—	—	—
Year ended 3-31-2020	16.91	0.36	(3.34)	(2.98)	(0.50)	—	(0.50)
Year ended 3-31-2019	20.16	0.43	(2.12)	(1.69)	(0.45)	(1.11)	(1.56)
Year ended 3-31-2018	18.13	0.30	2.02	2.32	(0.29)	—	(0.29)
Year ended 3-31-2017	16.11	0.29	2.07	2.36	(0.34)	—	(0.34)
Year ended 3-31-2016	18.04	0.23	(1.94)	(1.71)	(0.22)	—	(0.22)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	13.29	0.07	2.94	3.01	—	—	—
Year ended 3-31-2020	16.75	0.20	(3.28)	(3.08)	(0.38)	—	(0.38)
Year ended 3-31-2019	19.97	0.29	(2.10)	(1.81)	(0.30)	(1.11)	(1.41)
Year ended 3-31-2018	17.96	0.17	1.99	2.16	(0.15)	—	(0.15)
Year ended 3-31-2017	15.97	0.17	2.04	2.21	(0.22)	—	(0.22)
Year ended 3-31-2016	17.87	0.13	(1.94)	(1.81)	(0.09)	—	(0.09)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	13.39	0.10	2.97	3.07	—	—	—
Year ended 3-31-2020	16.87	0.27	(3.32)	(3.05)	(0.43)	—	(0.43)
Year ended 3-31-2019	20.12	0.37	(2.14)	(1.77)	(0.37)	(1.11)	(1.48)
Year ended 3-31-2018	18.09	0.26	1.98	2.24	(0.21)	—	(0.21)
Year ended 3-31-2017	16.08	0.26	2.02	2.28	(0.27)	—	(0.27)
Year ended 3-31-2016	18.00	0.21	(1.98)	(1.77)	(0.15)	—	(0.15)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.25%.

(7) Expense ratio based on the period excluding reorganization expenses was 1.18%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$16.34	22.95%	$ 345	1.22%[4]	1.23%[4]	1.36%[4]	1.09%[4]	27%
Year ended 3-31-2020	13.29	-18.72	322	1.25	1.57	1.31	1.51	62
Year ended 3-31-2019	16.75	-8.57	568	1.26[6]	1.90	1.27	1.89	52
Year ended 3-31-2018	19.98	12.33	677	1.25	1.27	—	—	48
Year ended 3-31-2017	17.97	14.31	564	1.29	1.78	—	—	80
Year ended 3-31-2016	15.97	-9.95	1,532	1.31	1.15	—	—	62
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	14.21	22.29	1	2.07[4]	0.39[4]	2.51[4]	-0.05[4]	27
Year ended 3-31-2020	11.62	-19.38	1	2.11	0.82	2.29	0.64	62
Year ended 3-31-2019	14.70	-9.34	4	2.10	1.05	2.13	1.02	52
Year ended 3-31-2018	17.72	11.39	7	2.11	0.50	—	—	48
Year ended 3-31-2017	15.98	13.20	9	2.22	0.45	—	—	80
Year ended 3-31-2016	14.24	-10.70	10	2.20	0.31	—	—	62
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	14.27	22.49	72	1.91[4]	0.53[4]	2.06[4]	0.38[4]	27
Year ended 3-31-2020	11.65	-19.30	77	1.93	0.94	1.99	0.88	62
Year ended 3-31-2019	14.75	-9.14	163	1.91	1.24	1.92	1.23	52
Year ended 3-31-2018	17.77	11.57	240	1.93	0.62	—	—	48
Year ended 3-31-2017	16.02	13.51	220	1.97	0.72	—	—	80
Year ended 3-31-2016	14.27	-10.54	253	1.98	0.40	—	—	62
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	16.47	22.91	6	1.17[4]	1.26[4]	1.60[4]	0.83[4]	27
Year ended 3-31-2020	13.40	-18.70	6	1.24	1.56	1.55	1.25	62
Year ended 3-31-2019	16.88	-8.62	7	1.29	1.83	1.51	1.61	52
Year ended 3-31-2018	20.11	12.31	8	1.28	1.22	1.51	0.99	48
Year ended 3-31-2017	18.09	14.20	6	1.31	1.31	1.61	1.01	80
Year ended 3-31-2016	16.08	-10.05	5	1.45	1.01	1.69	0.77	62
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	16.49	23.15	1,487	0.79[4]	1.65[4]	1.03[4]	1.41[4]	27
Year ended 3-31-2020	13.39	-18.30	1,483	0.79	2.08	0.98	1.89	62
Year ended 3-31-2019	16.86	-8.20	3,149	0.85	2.27	0.95	2.17	52
Year ended 3-31-2018	20.10	12.70	4,136	0.94	1.59	—	—	48
Year ended 3-31-2017	18.07	14.58	3,168	0.97	1.52	—	—	80
Year ended 3-31-2016	16.07	-9.63	1,885	0.98	1.44	—	—	62
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	16.54	23.16	571	0.79[4]	1.66[4]	0.88[4]	1.57[4]	27
Year ended 3-31-2020	13.43	-18.31	620	0.79	2.09	0.83	2.05	62
Year ended 3-31-2019	16.91	-8.12	1,437	0.79	2.35	0.80	2.34	52
Year ended 3-31-2018	20.16	12.82	1,597	0.79	1.49	—	—	48
Year ended 3-31-2017	18.13	14.83	484	0.82	1.72	—	—	80
Year ended 3-31-2016	16.11	-9.52	289	0.83	1.40	—	—	62
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	16.30	22.65	51	1.52[4]	0.92[4]	1.62[4]	0.82[4]	27
Year ended 3-31-2020	13.29	-18.93	47	1.53	1.21	1.57	1.17	62
Year ended 3-31-2019	16.75	-8.82	104	1.53	1.60	1.54	1.59	52
Year ended 3-31-2018	19.97	12.04	117	1.53	0.85	—	—	48
Year ended 3-31-2017	17.96	13.95	56	1.56	1.00	—	—	80
Year ended 3-31-2016	15.97	-10.15	36	1.58	0.80	—	—	62
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	16.46	22.93	97	1.17[4]	1.28[4]	1.31[4]	1.14[4]	27
Year ended 3-31-2020	13.39	-18.65	176	1.18	1.62	1.23	1.57	62
Year ended 3-31-2019	16.87	-8.55	377	1.19[7]	1.99	1.19	1.99	52
Year ended 3-31-2018	20.12	12.42	487	1.19	1.32	—	—	48
Year ended 3-31-2017	18.09	14.34	416	1.24	1.56	—	—	80
Year ended 3-31-2016	16.08	-9.88	572	1.25	1.24	—	—	62

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS IVY FUNDS

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$20.52	$(0.02)	$ 8.04	$ 8.02	$ —	$ —	$ —
Year ended 3-31-2020	22.73	(0.02)	0.85	0.83	—	(3.04)	(3.04)
Year ended 3-31-2019	22.65	(0.01)	2.87	2.86	—	(2.78)	(2.78)
Year ended 3-31-2018	19.17	(0.01)	4.46	4.45	—	(0.97)	(0.97)
Year ended 3-31-2017	17.66	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.19	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	14.29	(0.09)	5.59	5.50	—	—	—
Year ended 3-31-2020	16.69	(0.16)	0.71	0.55	—	(2.95)	(2.95)
Year ended 3-31-2019	17.46	(0.16)	2.14	1.98	—	(2.75)	(2.75)
Year ended 3-31-2018	15.09	(0.16)	3.50	3.34	—	(0.97)	(0.97)
Year ended 3-31-2017	14.22	(0.14)	1.92	1.78	—	(0.91)	(0.91)
Year ended 3-31-2016	15.82	(0.16)	(0.26)	(0.42)	—	(1.18)	(1.18)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	15.94	(0.10)	6.23	6.13	—	—	—
Year ended 3-31-2020	18.30	(0.17)	0.75	0.58	—	(2.94)	(2.94)
Year ended 3-31-2019	18.87	(0.15)	2.33	2.18	—	(2.75)	(2.75)
Year ended 3-31-2018	16.22	(0.15)	3.77	3.62	—	(0.97)	(0.97)
Year ended 3-31-2017	15.19	(0.11)	2.05	1.94	—	(0.91)	(0.91)
Year ended 3-31-2016	16.78	(0.14)	(0.27)	(0.41)	—	(1.18)	(1.18)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	20.45	(0.03)	8.00	7.97	—	—	—
Year ended 3-31-2020	22.67	(0.05)	0.85	0.80	—	(3.02)	(3.02)
Year ended 3-31-2019	22.62	(0.04)	2.87	2.83	—	(2.78)	(2.78)
Year ended 3-31-2018	19.15	(0.02)	4.46	4.44	—	(0.97)	(0.97)
Year ended 3-31-2017	17.64	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.17	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	21.90	0.03	8.57	8.60	—	—	—
Year ended 3-31-2020	24.09	0.06	0.89	0.95	(0.07)	(3.07)	(3.14)
Year ended 3-31-2019	23.80	0.06	3.03	3.09	—	(2.80)	(2.80)
Year ended 3-31-2018	20.08	0.04	4.69	4.73	(0.04)	(0.97)	(1.01)
Year ended 3-31-2017	18.41	0.05	2.53	2.58	—	(0.91)	(0.91)
Year ended 3-31-2016	19.90	0.02	(0.33)	(0.31)	—	(1.18)	(1.18)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	22.05	0.03	8.64	8.67	—	—	—
Year ended 3-31-2020	24.25	0.07	0.89	0.96	(0.09)	(3.07)	(3.16)
Year ended 3-31-2019	23.91	0.08	3.04	3.12	—	(2.78)	(2.78)
Year ended 3-31-2018	20.18	0.07	4.72	4.79	(0.09)	(0.97)	(1.06)
Year ended 3-31-2017	18.47	0.07	2.55	2.62	—	(0.91)	(0.91)
Year ended 3-31-2016	19.93	0.05	(0.33)	(0.28)	—	(1.18)	(1.18)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	19.43	(0.06)	7.60	7.54	—	—	—
Year ended 3-31-2020	21.69	(0.10)	0.82	0.72	—	(2.98)	(2.98)
Year ended 3-31-2019	21.79	(0.09)	2.74	2.65	—	(2.75)	(2.75)
Year ended 3-31-2018	18.54	(0.09)	4.31	4.22	—	(0.97)	(0.97)
Year ended 3-31-2017	17.16	(0.06)	2.35	2.29	—	(0.91)	(0.91)
Year ended 3-31-2016	18.74	(0.09)	(0.31)	(0.40)	—	(1.18)	(1.18)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	21.18	(0.02)	8.29	8.27	—	—	—
Year ended 3-31-2020	23.37	(0.02)	0.86	0.84	—	(3.03)	(3.03)
Year ended 3-31-2019	23.24	(0.01)	2.94	2.93	—	(2.80)	(2.80)
Year ended 3-31-2018	19.63	0.00*	4.58	4.58	—	(0.97)	(0.97)
Year ended 3-31-2017	18.04	0.00*	2.50	2.50	—	(0.91)	(0.91)
Year ended 3-31-2016	19.57	(0.01)	(0.34)	(0.35)	—	(1.18)	(1.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.04%.

130 SEMIANNUAL REPORT 2020

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$28.54	39.08%	$2,606	0.99%[4]	-0.13%[4]	—%	—%	11%
Year ended 3-31-2020	20.52	2.18	1,936	1.01	-0.07	—	—	33
Year ended 3-31-2019	22.73	13.65	2,113	1.04	-0.04	—	—	37
Year ended 3-31-2018	22.65	23.45	1,778	1.13	-0.05	1.13	-0.05	37
Year ended 3-31-2017	19.17	14.12	487	1.15	0.01	1.19	-0.03	43
Year ended 3-31-2016	17.66	-2.08	1,197	1.15	-0.15	1.16	-0.16	38
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	19.79	38.49	5	1.83[4]	-0.96[4]	1.97[4]	-1.10[4]	11
Year ended 3-31-2020	14.29	1.33	5	1.85	-0.92	1.95	-1.02	33
Year ended 3-31-2019	16.69	12.63	9	1.92	-0.91	1.97	-0.96	37
Year ended 3-31-2018	17.46	22.42	11	2.00	-0.95	—	—	37
Year ended 3-31-2017	15.09	13.01	10	2.08	-0.94	—	—	43
Year ended 3-31-2016	14.22	-2.98	11	2.07	-1.07	—	—	38
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	22.07	38.46	85	1.83[4]	-0.96[4]	—	—	11
Year ended 3-31-2020	15.94	1.38	69	1.83	-0.89	—	—	33
Year ended 3-31-2019	18.30	12.75	88	1.81	-0.81	—	—	37
Year ended 3-31-2018	18.87	22.59	84	1.86	-0.82	—	—	37
Year ended 3-31-2017	16.22	13.24	97	1.87	-0.73	—	—	43
Year ended 3-31-2016	15.19	-2.74	107	1.86	-0.85	—	—	38
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	28.42	38.97	28	1.10[4]	-0.25[4]	1.11[4]	-0.26[4]	11
Year ended 3-31-2020	20.45	2.05	20	1.14	-0.20	1.15	-0.21	33
Year ended 3-31-2019	22.67	13.52	19	1.15	-0.16	1.19	-0.20	37
Year ended 3-31-2018	22.62	23.43	16	1.15	-0.11	1.28	-0.24	37
Year ended 3-31-2017	19.15	14.14	13	1.15	-0.01	1.36	-0.22	43
Year ended 3-31-2016	17.64	-2.08	12	1.15	-0.14	1.35	-0.34	38
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	30.50	39.27	2,442	0.64[4]	0.22[4]	0.80[4]	0.06[4]	11
Year ended 3-31-2020	21.90	2.51	1,819	0.69	0.24	0.80	0.13	33
Year ended 3-31-2019	24.09	13.99	1,970	0.73	0.27	0.82	0.18	37
Year ended 3-31-2018	23.80	23.80	1,580	0.88	0.18	—	—	37
Year ended 3-31-2017	20.08	14.42	961	0.88	0.24	0.88	0.24	43
Year ended 3-31-2016	18.41	-1.79	272	0.88	0.11	—	—	38
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	30.72	39.32	157	0.64[4]	0.23[4]	0.64[4]	0.23[4]	11
Year ended 3-31-2020	22.05	2.54	107	0.66	0.28	—	—	33
Year ended 3-31-2019	24.25	14.06	108	0.66	0.33	—	—	37
Year ended 3-31-2018	23.91	24.00	100	0.72	0.30	—	—	37
Year ended 3-31-2017	20.18	14.59	1	0.72	0.39	—	—	43
Year ended 3-31-2016	18.47	-1.64	7	0.73	0.28	—	—	38
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	26.97	38.81	15	1.39[4]	-0.52[4]	—	—	11
Year ended 3-31-2020	19.43	1.75	13	1.40	-0.46	—	—	33
Year ended 3-31-2019	21.69	13.22	18	1.40	-0.40	—	—	37
Year ended 3-31-2018	21.79	23.06	23	1.46	-0.42	—	—	37
Year ended 3-31-2017	18.54	13.77	21	1.47	-0.33	—	—	43
Year ended 3-31-2016	17.16	-2.39	22	1.47	-0.48	—	—	38
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	29.45	39.05	34	0.99[4]	-0.13[4]	1.04[4]	-0.18[4]	11
Year ended 3-31-2020	21.18	2.19	26	1.01	-0.08	1.05	-0.12	33
Year ended 3-31-2019	23.37	13.61	38	1.05[6]	-0.05	1.06	-0.06	37
Year ended 3-31-2018	23.24	23.57	37	1.05	-0.01	1.11	-0.07	37
Year ended 3-31-2017	19.63	14.27	35	1.06	0.02	1.12	-0.04	43
Year ended 3-31-2016	18.04	-2.03	125	1.06	-0.07	1.11	-0.12	38

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$10.87	$0.09	$ 0.22	$ 0.31	$(0.09)	$—	$(0.09)
Year ended 3-31-2020	10.74	0.20	0.14	0.34	(0.21)	—	(0.21)
Year ended 3-31-2019	10.64	0.21	0.10	0.31	(0.21)	—	(0.21)
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.03	0.22	0.25	(0.03)	—	(0.03)
Year ended 3-31-2020	10.74	0.11	0.13	0.24	(0.11)	—	(0.11)
Year ended 3-31-2019	10.64	0.11	0.11	0.22	(0.12)	—	(0.12)
Year ended 3-31-2018	10.80	0.08	(0.15)	(0.07)	(0.09)	—	(0.09)
Year ended 3-31-2017	10.87	0.08	(0.07)	0.01	(0.08)	—	(0.08)
Year ended 3-31-2016	10.92	0.06	(0.05)	0.01	(0.06)	—	(0.06)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.04	0.23	0.27	(0.05)	—	(0.05)
Year ended 3-31-2020	10.74	0.12	0.13	0.25	(0.12)	—	(0.12)
Year ended 3-31-2019	10.64	0.13	0.10	0.23	(0.13)	—	(0.13)
Year ended 3-31-2018	10.80	0.10	(0.15)	(0.05)	(0.11)	—	(0.11)
Year ended 3-31-2017	10.87	0.09	(0.06)	0.03	(0.10)	—	(0.10)
Year ended 3-31-2016	10.92	0.07	(0.05)	0.02	(0.07)	—	(0.07)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.08	0.23	0.31	(0.09)	—	(0.09)
Year ended 3-31-2020	10.74	0.20	0.13	0.33	(0.20)	—	(0.20)
Year ended 3-31-2019	10.64	0.20	0.10	0.30	(0.20)	—	(0.20)
Year ended 3-31-2018	10.80	0.17	(0.14)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.16	(0.06)	0.10	(0.17)	—	(0.17)
Year ended 3-31-2016	10.92	0.13	(0.04)	0.09	(0.14)	—	(0.14)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.10	0.22	0.32	(0.10)	—	(0.10)
Year ended 3-31-2020	10.74	0.23	0.13	0.36	(0.23)	—	(0.23)
Year ended 3-31-2019	10.64	0.24	0.10	0.34	(0.24)	—	(0.24)
Year ended 3-31-2018	10.80	0.21	(0.16)	0.05	(0.21)	—	(0.21)
Year ended 3-31-2017	10.87	0.19	(0.06)	0.13	(0.20)	—	(0.20)
Year ended 3-31-2016	10.92	0.17	(0.04)	0.13	(0.18)	—	(0.18)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.11	0.22	0.33	(0.11)	—	(0.11)
Year ended 3-31-2020	10.74	0.24	0.14	0.38	(0.25)	—	(0.25)
Year ended 3-31-2019	10.64	0.25	0.10	0.35	(0.25)	—	(0.25)
Year ended 3-31-2018	10.80	0.22	(0.15)	0.07	(0.23)	—	(0.23)
Year ended 3-31-2017	10.87	0.21	(0.06)	0.15	(0.22)	—	(0.22)
Year ended 3-31-2016	10.92	0.19	(0.05)	0.14	(0.19)	—	(0.19)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.07	0.22	0.29	(0.07)	—	(0.07)
Year ended 3-31-2020	10.74	0.16	0.14	0.30	(0.17)	—	(0.17)
Year ended 3-31-2019	10.64	0.17	0.10	0.27	(0.17)	—	(0.17)
Year ended 3-31-2018	10.80	0.14	(0.15)	(0.01)	(0.15)	—	(0.15)
Year ended 3-31-2017	10.87	0.13	(0.06)	0.07	(0.14)	—	(0.14)
Year ended 3-31-2016	10.92	0.11	(0.05)	0.06	(0.11)	—	(0.11)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	10.87	0.09	0.22	0.31	(0.09)	—	(0.09)
Year ended 3-31-2020	10.74	0.20	0.14	0.34	(0.21)	—	(0.21)
Year ended 3-31-2019	10.64	0.21	0.10	0.31	(0.21)	—	(0.21)
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 11.09	2.83%	$ 409	0.90%[4]	1.56%[4]	—%	—%	23%
Year ended 3-31-2020	10.87	3.14	381	0.91	1.86	—	—	61
Year ended 3-31-2019	10.74	2.95	382	0.91	1.90	—	—	83
Year ended 3-31-2018	10.64	0.25	431	0.89	1.69	—	—	24
Year ended 3-31-2017	10.80	0.99	536	0.88	1.59	—	—	65
Year ended 3-31-2016	10.87	0.95	1,589	0.88	1.36	—	—	46
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.09	2.32	1	1.87[4]	0.62[4]	—	—	23
Year ended 3-31-2020	10.87	2.20	2	1.84	0.97	—	—	61
Year ended 3-31-2019	10.74	2.07	3	1.77	1.03	—	—	83
Year ended 3-31-2018	10.64	-0.65	6	1.80	0.78	—	—	24
Year ended 3-31-2017	10.80	0.12	10	1.74	0.71	—	—	65
Year ended 3-31-2016	10.87	0.12	14	1.71	0.54	—	—	46
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	11.09	2.44	35	1.66[4]	0.80[4]	—	—	23
Year ended 3-31-2020	10.87	2.36	27	1.67	1.12	—	—	61
Year ended 3-31-2019	10.74	2.20	45	1.65	1.16	—	—	83
Year ended 3-31-2018	10.64	-0.51	55	1.66	0.92	—	—	24
Year ended 3-31-2017	10.80	0.24	87	1.62	0.83	—	—	65
Year ended 3-31-2016	10.87	0.22	128	1.61	0.63	—	—	46
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	11.09	2.82	7	0.93[4]	1.52[4]	0.95[4]	1.50[4]	23
Year ended 3-31-2020	10.87	3.11	8	0.95	1.82	1.00	1.77	61
Year ended 3-31-2019	10.74	2.90	5	0.95	1.85	1.03	1.77	83
Year ended 3-31-2018	10.64	0.17	4	0.98	1.60	1.02	1.56	24
Year ended 3-31-2017	10.80	0.89	5	0.98	1.46	—	—	65
Year ended 3-31-2016	10.87	0.83	4	1.00	1.24	1.03	1.21	46
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	11.09	2.94	604	0.68[4]	1.78[4]	—	—	23
Year ended 3-31-2020	10.87	3.38	570	0.69	2.10	—	—	61
Year ended 3-31-2019	10.74	3.19	677	0.67	2.14	—	—	83
Year ended 3-31-2018	10.64	0.49	710	0.66	1.92	—	—	24
Year ended 3-31-2017	10.80	1.23	871	0.64	1.79	—	—	65
Year ended 3-31-2016	10.87	1.20	56	0.64	1.60	—	—	46
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	11.09	3.02	97	0.53[4]	1.94[4]	—	—	23
Year ended 3-31-2020	10.87	3.54	130	0.53	2.25	—	—	61
Year ended 3-31-2019	10.74	3.36	169	0.51	2.30	—	—	83
Year ended 3-31-2018	10.64	0.64	85	0.50	2.08	—	—	24
Year ended 3-31-2017	10.80	1.38	88	0.49	1.94	—	—	65
Year ended 3-31-2016	10.87	1.35	2	0.49	1.76	—	—	46
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	11.09	2.64	1	1.27[4]	1.20[4]	—	—	23
Year ended 3-31-2020	10.87	2.76	1	1.28	1.47	—	—	61
Year ended 3-31-2019	10.74	2.60	—*	1.26	1.54	—	—	83
Year ended 3-31-2018	10.64	-0.12	1	1.26	1.32	—	—	24
Year ended 3-31-2017	10.80	0.62	1	1.24	1.21	—	—	65
Year ended 3-31-2016	10.87	0.59	1	1.24	0.98	—	—	46
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	11.09	2.83	4	0.90[4]	1.57[4]	0.93[4]	1.54[4]	23
Year ended 3-31-2020	10.87	3.14	6	0.91	1.88	0.96	1.83	61
Year ended 3-31-2019	10.74	2.95	7	0.91	1.89	0.91	1.89	83
Year ended 3-31-2018	10.64	0.25	11	0.89	1.69	0.91	1.67	24
Year ended 3-31-2017	10.80	0.99	16	0.88	1.57	0.89	1.56	65
Year ended 3-31-2016	10.87	0.95	16	0.88	1.35	0.89	1.34	46

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 7.80	$ (0.01)	$2.39	$ 2.38	$ —	$ —	$ —
Year ended 3-31-2020	10.18	0.18	(1.88)	(1.70)	(0.20)	(0.48)	(0.68)
Year ended 3-31-2019	11.87	0.14	(1.08)	(0.94)	(0.16)	(0.59)	(0.75)
Year ended 3-31-2018	10.58	0.14	1.44	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.08	1.14	1.22	(0.10)	—	(0.10)
Year ended 3-31-2016	10.52	0.07	(1.06)	(0.99)	(0.07)	—	(0.07)
Class B Shares[6]							
Six-month period ended 9-30-2020 (unaudited)	7.49	(0.04)	2.38	2.34	—	—	—
Year ended 3-31-2020	9.89	0.06	(1.84)	(1.78)	(0.14)	(0.48)	(0.62)
Year ended 3-31-2019	11.61	0.04	(1.08)	(1.04)	(0.09)	(0.59)	(0.68)
Year ended 3-31-2018	10.35	0.03	1.44	1.47	(0.07)	(0.14)	(0.21)
Year ended 3-31-2017	9.25	0.01	1.13	1.14	(0.04)	—	(0.04)
Year ended 3-31-2016	10.33	(0.02)	(1.06)	(1.08)	—*	—	—*
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	7.53	(0.04)	2.38	2.34	—	—	—
Year ended 3-31-2020	9.92	0.10	(1.86)	(1.76)	(0.15)	(0.48)	(0.63)
Year ended 3-31-2019	11.64	0.06	(1.09)	(1.03)	(0.10)	(0.59)	(0.69)
Year ended 3-31-2018	10.38	0.07	1.41	1.48	(0.08)	(0.14)	(0.22)
Year ended 3-31-2017	9.28	0.02	1.13	1.15	(0.05)	—	(0.05)
Year ended 3-31-2016	10.36	0.00*	(1.07)	(1.07)	(0.01)	—	(0.01)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	7.87	0.01	2.38	2.39	—	—	—
Year ended 3-31-2020	10.24	0.22	(1.88)	(1.66)	(0.23)	(0.48)	(0.71)
Year ended 3-31-2019	11.93	0.18	(1.09)	(0.91)	(0.19)	(0.59)	(0.78)
Year ended 3-31-2018	10.63	0.18	1.43	1.61	(0.17)	(0.14)	(0.31)
Year ended 3-31-2017	9.50	0.16	1.10	1.26	(0.13)	—	(0.13)
Year ended 3-31-2016	10.54	0.13	(1.08)	(0.95)	(0.09)	—	(0.09)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	7.88	0.01	2.39	2.40	—	—	—
Year ended 3-31-2020	10.25	0.23	(1.89)	(1.66)	(0.23)	(0.48)	(0.71)
Year ended 3-31-2019	11.94	0.19	(1.10)	(0.91)	(0.19)	(0.59)	(0.78)
Year ended 3-31-2018[7]	11.17	0.17	0.90	1.07	(0.16)	(0.14)	(0.30)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	7.75	(0.02)	2.39	2.37	—	—	—
Year ended 3-31-2020	10.14	0.18	(1.90)	(1.72)	(0.19)	(0.48)	(0.67)
Year ended 3-31-2019	11.83	0.13	(1.08)	(0.95)	(0.15)	(0.59)	(0.74)
Year ended 3-31-2018	10.55	0.13	1.42	1.55	(0.13)	(0.14)	(0.27)
Year ended 3-31-2017	9.44	0.09	1.11	1.20	(0.09)	—	(0.09)
Year ended 3-31-2016	10.50	0.06	(1.06)	(1.00)	(0.06)	—	(0.06)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	7.81	(0.01)	2.39	2.38	—	—	—
Year ended 3-31-2020	10.18	0.10	(1.78)	(1.68)	(0.21)	(0.48)	(0.69)
Year ended 3-31-2019	11.87	0.16	(1.09)	(0.93)	(0.17)	(0.59)	(0.76)
Year ended 3-31-2018	10.58	0.15	1.43	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.51	0.07	(1.04)	(0.97)	(0.08)	—	(0.08)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) Annualized.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 10.18	30.51%	$ 54	0.46%[5]	-0.19%[5]	0.51%[5]	-0.24%[5]	13%
Year ended 3-31-2020	7.80	-18.31	45	0.48	1.82	0.51	1.79	10
Year ended 3-31-2019	10.18	-7.32	66	0.49	1.32	0.51	1.30	71
Year ended 3-31-2018	11.87	14.95	84	0.49	1.17	0.49	1.17	10
Year ended 3-31-2017	10.58	13.00	73	0.49	0.88	0.52	0.85	24
Year ended 3-31-2016	9.46	-9.41	188	0.46	0.71	—	—	37
Class B Shares[6]								
Six-month period ended 9-30-2020 (unaudited)	9.83	31.24	—*	1.25[5]	-0.98[5]	1.88[5]	-1.61[5]	13
Year ended 3-31-2020	7.49	-19.59	—*	1.38	0.65	1.70	0.33	10
Year ended 3-31-2019	9.89	-8.43	—*	1.40	0.34	1.59	0.15	71
Year ended 3-31-2018	11.61	14.28	1	1.40	0.24	1.47	0.17	10
Year ended 3-31-2017	10.35	12.39	1	1.40	0.12	1.47	0.05	24
Year ended 3-31-2016	9.25	-10.42	2	1.40	-0.24	1.48	-0.32	37
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	9.87	31.08	1	1.25[5]	-0.99[5]	1.40[5]	-1.14[5]	13
Year ended 3-31-2020	7.53	-19.36	1	1.29	0.98	1.36	0.91	10
Year ended 3-31-2019	9.92	-8.32	2	1.29	0.58	1.31	0.56	71
Year ended 3-31-2018	11.64	14.34	3	1.28	0.57	—	—	10
Year ended 3-31-2017	10.38	12.44	4	1.27	0.25	—	—	24
Year ended 3-31-2016	9.28	-10.30	5	1.27	-0.04	—	—	37
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	10.26	30.37	108	0.16[5]	0.11[5]	0.20[5]	0.07[5]	13
Year ended 3-31-2020	7.87	-17.91	90	0.16	2.19	0.19	2.16	10
Year ended 3-31-2019	10.24	-7.03	109	0.16	1.59	0.19	1.56	71
Year ended 3-31-2018	11.93	15.23	142	0.16	1.55	0.18	1.53	10
Year ended 3-31-2017	10.63	13.32	109	0.16	1.56	0.16	1.56	24
Year ended 3-31-2016	9.50	-9.00	1	0.16	1.28	—	—	37
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	10.28	30.46	—*	0.16[5]	0.10[5]	0.18[5]	0.08[5]	13
Year ended 3-31-2020	7.88	-17.90	—*	0.16	2.25	0.19	2.22	10
Year ended 3-31-2019	10.25	-7.03	—*	0.16	1.71	0.17	1.70	71
Year ended 3-31-2018 [7]	11.94	9.67	—*	0.15[5]	1.89[5]	—	—	10[8]
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	10.12	30.58	1	0.66[5]	-0.38[5]	0.67[5]	-0.39[5]	13
Year ended 3-31-2020	7.75	-18.59	1	0.67	1.77	0.67	1.77	10
Year ended 3-31-2019	10.14	-7.47	1	0.66	1.16	0.67	1.15	71
Year ended 3-31-2018	11.83	14.77	1	0.66	1.12	—	—	10
Year ended 3-31-2017	10.55	12.78	1	0.66	0.94	—	—	24
Year ended 3-31-2016	9.44	-9.55	1	0.64	0.55	—	—	37
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	10.19	30.47	—*	0.38[5]	-0.11[5]	0.46[5]	-0.19[5]	13
Year ended 3-31-2020	7.81	-18.15	—*	0.38	0.95	0.76	0.57	10
Year ended 3-31-2019	10.18	-7.24	1	0.38	1.44	0.43	1.39	71
Year ended 3-31-2018	11.87	15.03	1	0.38	1.30	0.40	1.28	10
Year ended 3-31-2017	10.58	13.10	1	0.38	1.15	0.42	1.11	24
Year ended 3-31-2016	9.46	-9.28	1	0.38	0.68	0.40	0.66	37

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$22.28	$(0.09)	$11.60	$ 11.51	$—	$ —	$ —
Year ended 3-31-2020	25.28	(0.15)	(1.42)	(1.57)	—	(1.43)	(1.43)
Year ended 3-31-2019	23.99	(0.13)	3.56	3.43	—	(2.14)	(2.14)
Year ended 3-31-2018	20.81	(0.11)	5.11	5.00	—	(1.82)	(1.82)
Year ended 3-31-2017	18.96	(0.08)	2.71	2.63	—	(0.78)	(0.78)
Year ended 3-31-2016	23.43	(0.06)	(2.33)	(2.39)	—	(2.08)	(2.08)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	16.81	(0.17)	8.74	8.57	—	—	—
Year ended 3-31-2020	19.46	(0.29)	(1.04)	(1.33)	—	(1.32)	(1.32)
Year ended 3-31-2019	19.11	(0.27)	2.76	2.49	—	(2.14)	(2.14)
Year ended 3-31-2018	17.02	(0.23)	4.14	3.91	—	(1.82)	(1.82)
Year ended 3-31-2017	15.76	(0.20)	2.24	2.04	—	(0.78)	(0.78)
Year ended 3-31-2016	19.84	(0.19)	(1.96)	(2.15)	—	(1.93)	(1.93)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	18.26	(0.17)	9.50	9.33	—	—	—
Year ended 3-31-2020	21.02	(0.28)	(1.15)	(1.43)	—	(1.33)	(1.33)
Year ended 3-31-2019	20.44	(0.26)	2.98	2.72	—	(2.14)	(2.14)
Year ended 3-31-2018	18.09	(0.24)	4.41	4.17	—	(1.82)	(1.82)
Year ended 3-31-2017	16.69	(0.20)	2.38	2.18	—	(0.78)	(0.78)
Year ended 3-31-2016	20.88	(0.19)	(2.07)	(2.26)	—	(1.93)	(1.93)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	21.64	(0.09)	11.25	11.16	—	—	—
Year ended 3-31-2020	24.59	(0.16)	(1.37)	(1.53)	—	(1.42)	(1.42)
Year ended 3-31-2019	23.41	(0.14)	3.46	3.32	—	(2.14)	(2.14)
Year ended 3-31-2018	20.34	(0.11)	5.00	4.89	—	(1.82)	(1.82)
Year ended 3-31-2017	18.54	(0.09)	2.67	2.58	—	(0.78)	(0.78)
Year ended 3-31-2016	22.92	(0.08)	(2.29)	(2.37)	—	(2.01)	(2.01)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	24.41	(0.03)	12.71	12.68	—	—	—
Year ended 3-31-2020	27.52	(0.04)	(1.57)	(1.61)	—	(1.50)	(1.50)
Year ended 3-31-2019	25.83	(0.04)	3.87	3.83	—	(2.14)	(2.14)
Year ended 3-31-2018	22.23	(0.05)	5.47	5.42	—	(1.82)	(1.82)
Year ended 3-31-2017	20.15	(0.03)	2.89	2.86	—	(0.78)	(0.78)
Year ended 3-31-2016	24.77	0.00*	(2.46)	(2.46)	—	(2.16)	(2.16)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	24.63	(0.03)	12.82	12.79	—	—	—
Year ended 3-31-2020	27.76	(0.04)	(1.59)	(1.63)	—	(1.50)	(1.50)
Year ended 3-31-2019	26.02	(0.03)	3.91	3.88	—	(2.14)	(2.14)
Year ended 3-31-2018	22.35	(0.01)	5.50	5.49	—	(1.82)	(1.82)
Year ended 3-31-2017	20.22	0.00*	2.91	2.91	—	(0.78)	(0.78)
Year ended 3-31-2016	24.81	0.05	(2.48)	(2.43)	—	(2.16)	(2.16)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	21.54	(0.14)	11.20	11.06	—	—	—
Year ended 3-31-2020	24.51	(0.23)	(1.37)	(1.60)	—	(1.37)	(1.37)
Year ended 3-31-2019	23.40	(0.21)	3.46	3.25	—	(2.14)	(2.14)
Year ended 3-31-2018	20.40	(0.18)	5.00	4.82	—	(1.82)	(1.82)
Year ended 3-31-2017	18.65	(0.14)	2.67	2.53	—	(0.78)	(0.78)
Year ended 3-31-2016	23.08	(0.13)	(2.29)	(2.42)	—	(2.01)	(2.01)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	23.45	(0.09)	12.19	12.10	—	—	—
Year ended 3-31-2020	26.53	(0.15)	(1.50)	(1.65)	—	(1.43)	(1.43)
Year ended 3-31-2019	25.06	(0.13)	3.74	3.61	—	(2.14)	(2.14)
Year ended 3-31-2018	21.66	(0.10)	5.32	5.22	—	(1.82)	(1.82)
Year ended 3-31-2017	19.69	(0.08)	2.83	2.75	—	(0.78)	(0.78)
Year ended 3-31-2016	24.26	(0.06)	(2.41)	(2.47)	—	(2.10)	(2.10)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.30%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 33.79	51.66%	$2,060	1.17%[4]	-0.57%[4]	1.19%[4]	-0.59%[4]	15%
Year ended 3-31-2020	22.28	-7.20	1,391	1.20	-0.55	1.23	-0.58	22
Year ended 3-31-2019	25.28	15.72	1,668	1.23	-0.53	1.25	-0.55	38
Year ended 3-31-2018	23.99	24.56	1,600	1.31[6]	-0.48	1.31	-0.48	26
Year ended 3-31-2017	20.81	13.99	428	1.31	-0.39	1.35	-0.43	14
Year ended 3-31-2016	18.96	-10.27	787	1.29	-0.30	—	—	38
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	25.38	50.98	5	2.07[4]	-1.48[4]	2.19[4]	-1.60[4]	15
Year ended 3-31-2020	16.81	-7.98	6	2.09	-1.45	2.13	-1.49	22
Year ended 3-31-2019	19.46	14.66	16	2.08	-1.38	2.10	-1.40	38
Year ended 3-31-2018	19.11	23.66	20	2.09	-1.26	—	—	26
Year ended 3-31-2017	17.02	13.07	17	2.10	-1.24	—	—	14
Year ended 3-31-2016	15.76	-10.95	19	2.05	-1.06	—	—	38
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	27.59	51.10	187	1.93[4]	-1.34[4]	1.95[4]	-1.36[4]	15
Year ended 3-31-2020	18.26	-7.88	143	1.95	-1.30	1.98	-1.33	22
Year ended 3-31-2019	21.02	14.90	207	1.94	-1.25	1.96	-1.27	38
Year ended 3-31-2018	20.44	23.64	203	2.02	-1.20	—	—	26
Year ended 3-31-2017	18.09	13.19	213	2.04	-1.16	—	—	14
Year ended 3-31-2016	16.69	-10.92	264	2.01	-1.02	—	—	38
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	32.80	51.57	17	1.24[4]	-0.64[4]	1.36[4]	-0.76[4]	15
Year ended 3-31-2020	21.64	-7.21	11	1.28	-0.63	1.44	-0.79	22
Year ended 3-31-2019	24.59	15.59	12	1.28	-0.59	1.47	-0.78	38
Year ended 3-31-2018	23.41	24.59	11	1.30	-0.48	1.57	-0.75	26
Year ended 3-31-2017	20.34	14.04	9	1.30	-0.47	1.65	-0.82	14
Year ended 3-31-2016	18.54	-10.41	7	1.41	-0.41	1.63	-0.63	38
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	37.09	51.95	2,933	0.79[4]	-0.19[4]	0.99[4]	-0.39[4]	15
Year ended 3-31-2020	24.41	-6.75	1,898	0.79	-0.15	1.00	-0.36	22
Year ended 3-31-2019	27.52	16.12	2,250	0.85	-0.16	1.00	-0.31	38
Year ended 3-31-2018	25.83	24.89	1,869	1.03	-0.20	—	—	26
Year ended 3-31-2017	22.23	14.31	1,112	1.04	-0.15	—	—	14
Year ended 3-31-2016	20.15	-10.00	1,423	1.00	-0.01	—	—	38
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	37.42	51.93	419	0.79[4]	-0.19[4]	0.83[4]	-0.23[4]	15
Year ended 3-31-2020	24.63	-6.77	256	0.79	-0.15	0.85	-0.21	22
Year ended 3-31-2019	27.76	16.19	282	0.80	-0.11	0.85	-0.16	38
Year ended 3-31-2018	26.02	25.07	135	0.88	-0.05	—	—	26
Year ended 3-31-2017	22.35	14.51	65	0.87	-0.02	—	—	14
Year ended 3-31-2016	20.22	-9.85	77	0.85	0.24	—	—	38
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	32.60	51.35	72	1.55[4]	-0.95[4]	1.57[4]	-0.97[4]	15
Year ended 3-31-2020	21.54	-7.47	46	1.55	-0.90	1.58	-0.93	22
Year ended 3-31-2019	24.51	15.29	63	1.55	-0.86	1.57	-0.88	38
Year ended 3-31-2018	23.40	24.17	50	1.63	-0.80	—	—	26
Year ended 3-31-2017	20.40	13.68	55	1.62	-0.75	—	—	14
Year ended 3-31-2016	18.65	-10.55	71	1.60	-0.61	—	—	38
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	35.55	51.60	311	1.17[4]	-0.57[4]	1.22[4]	-0.62[4]	15
Year ended 3-31-2020	23.45	-7.14	215	1.20	-0.55	1.24	-0.59	22
Year ended 3-31-2019	26.53	15.72	295	1.21	-0.51	1.23	-0.53	38
Year ended 3-31-2018	25.06	24.61	259	1.27	-0.44	—	—	26
Year ended 3-31-2017	21.66	14.08	321	1.26	-0.38	—	—	14
Year ended 3-31-2016	19.69	-10.26	471	1.24	-0.25	—	—	38

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP INCOME OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$10.98	$ 0.12	$ 3.06	$ 3.18	$ (0.11)	$ —	$ (0.11)
Year ended 3-31-2020	13.98	0.25	(2.96)	(2.71)	(0.24)	(0.05)	(0.29)
Year ended 3-31-2019	13.76	0.21	0.51	0.72	(0.20)	(0.30)	(0.50)
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.10	0.15	(0.15)	0.00*	(0.15)	(0.02)	(0.17)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	10.93	0.07	3.05	3.12	(0.06)	—	(0.06)
Year ended 3-31-2020	13.92	0.14	(2.95)	(2.81)	(0.13)	(0.05)	(0.18)
Year ended 3-31-2019	13.70	0.11	0.51	0.62	(0.10)	(0.30)	(0.40)
Year ended 3-31-2018	12.62	0.08	1.08	1.16	(0.08)	—	(0.08)
Year ended 3-31-2017	10.91	0.07	1.70	1.77	(0.06)	—	(0.06)
Year ended 3-31-2016	11.10	0.08	(0.16)	(0.08)	(0.09)	(0.02)	(0.11)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	10.99	0.16	3.06	3.22	(0.14)	—	(0.14)
Year ended 3-31-2020	14.00	0.31	(2.97)	(2.66)	(0.30)	(0.05)	(0.35)
Year ended 3-31-2019	13.78	0.25	0.51	0.76	(0.24)	(0.30)	(0.54)
Year ended 3-31-2018	12.70	0.21	1.09	1.30	(0.22)	—	(0.22)
Year ended 3-31-2017	10.94	0.19	1.72	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	10.99	0.15	3.08	3.23	(0.14)	—	(0.14)
Year ended 3-31-2020	14.01	0.32	(2.98)	(2.66)	(0.31)	(0.05)	(0.36)
Year ended 3-31-2019	13.78	0.27	0.52	0.79	(0.26)	(0.30)	(0.56)
Year ended 3-31-2018	12.70	0.23	1.09	1.32	(0.24)	—	(0.24)
Year ended 3-31-2017	10.94	0.20	1.71	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	10.96	0.10	3.06	3.16	(0.09)	—	(0.09)
Year ended 3-31-2020	13.96	0.20	(2.96)	(2.76)	(0.19)	(0.05)	(0.24)
Year ended 3-31-2019	13.74	0.17	0.51	0.68	(0.16)	(0.30)	(0.46)
Year ended 3-31-2018	12.65	0.13	1.09	1.22	(0.13)	—	(0.13)
Year ended 3-31-2017	10.92	0.12	1.69	1.81	(0.08)	—	(0.08)
Year ended 3-31-2016	11.10	0.11	(0.16)	(0.05)	(0.11)	(0.02)	(0.13)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	10.98	0.12	3.07	3.19	(0.11)	—	(0.11)
Year ended 3-31-2020	13.98	0.25	(2.96)	(2.71)	(0.24)	(0.05)	(0.29)
Year ended 3-31-2019	13.76	0.22	0.50	0.72	(0.20)	(0.30)	(0.50)
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.11	0.16	(0.17)	(0.01)	(0.15)	(0.02)	(0.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Expense ratio based on the period excluding offering costs was 1.31%.

(6) Expense ratio based on the period excluding offering costs was 2.03%.

(7) Expense ratio based on the period excluding offering costs was 1.01%.

(8) Expense ratio based on the period excluding offering costs was 1.76%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$14.05	28.98%	$ 131	1.26%[4]	1.82%[4]	1.33%[4]	1.75%[4]	11%
Year ended 3-31-2020	10.98	-19.84	111	1.27	1.70	1.34	1.63	25
Year ended 3-31-2019	13.98	5.37	135	1.35	1.51	1.37	1.49	17
Year ended 3-31-2018	13.76	9.98	103	1.35	1.34	1.40	1.29	42
Year ended 3-31-2017	12.68	17.10	119	1.35	1.27	1.45	1.17	28
Year ended 3-31-2016	10.93	0.06	95	1.35[5]	1.44	1.66	1.13	26
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	13.99	28.56	18	2.02[4]	1.07[4]	2.09[4]	1.00[4]	11
Year ended 3-31-2020	10.93	-20.50	15	2.02	0.95	2.09	0.88	25
Year ended 3-31-2019	13.92	4.58	17	2.07	0.79	2.12	0.74	17
Year ended 3-31-2018	13.70	9.30	11	2.07	0.63	2.17	0.53	42
Year ended 3-31-2017	12.62	16.19	15	2.07	0.51	2.13	0.45	28
Year ended 3-31-2016	10.91	-0.70	5	2.07[6]	0.72	2.28	0.51	26
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	14.07	29.32	690	0.83[4]	2.31[4]	1.08[4]	2.06[4]	11
Year ended 3-31-2020	10.99	-19.53	401	0.83	2.13	1.08	1.88	25
Year ended 3-31-2019	14.00	5.67	431	1.05	1.81	1.09	1.77	17
Year ended 3-31-2018	13.78	10.30	166	1.05	1.62	1.12	1.55	42
Year ended 3-31-2017	12.70	17.49	174	1.04	1.49	1.11	1.42	28
Year ended 3-31-2016	10.94	0.28	8	1.05[7]	1.76	1.30	1.51	26
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	14.08	29.42	68	0.83[4]	2.22[4]	0.93[4]	2.12[4]	11
Year ended 3-31-2020	10.99	-19.57	65	0.83	2.15	0.93	2.05	25
Year ended 3-31-2019	14.01	5.85	60	0.94	1.92	—	—	17
Year ended 3-31-2018	13.78	10.43	48	0.95	1.70	—	—	42
Year ended 3-31-2017	12.70	17.54	5	0.98	1.65	—	—	28
Year ended 3-31-2016	10.94	0.28	3	1.05[7]	1.75	1.16	1.64	26
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	14.03	28.85	4	1.58[4]	1.51[4]	1.65[4]	1.44[4]	11
Year ended 3-31-2020	10.96	-20.15	3	1.59	1.38	1.66	1.31	25
Year ended 3-31-2019	13.96	5.05	3	1.67	1.19	—	—	17
Year ended 3-31-2018	13.74	9.66	3	1.68	1.00	—	—	42
Year ended 3-31-2017	12.65	16.58	3	1.73	0.97	—	—	28
Year ended 3-31-2016	10.92	-0.41	2	1.80[8]	1.00	1.91	0.89	26
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	14.06	29.09	22	1.24[4]	1.76[4]	1.31[4]	1.69[4]	11
Year ended 3-31-2020	10.98	-19.89	13	1.26	1.71	1.33	1.64	25
Year ended 3-31-2019	13.98	5.45	14	1.33	1.54	—	—	17
Year ended 3-31-2018	13.76	9.99	6	1.35	1.33	1.36	1.32	42
Year ended 3-31-2017	12.68	17.10	8	1.35	1.28	1.37	1.26	28
Year ended 3-31-2016	10.93	-0.03	5	1.35[5]	1.46	1.58	1.23	26

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$11.68	$ 0.14	$ 0.18	$ 0.32	$ (0.14)	$—	$ (0.14)
Year ended 3-31-2020	11.70	0.34	(0.03)	0.31	(0.33)	—	(0.33)
Year ended 3-31-2019	11.72	0.40	(0.03)	0.37	(0.39)	—	(0.39)
Year ended 3-31-2018	11.82	0.42	(0.15)	0.27	(0.37)	—	(0.37)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	11.68	0.09	0.18	0.27	(0.09)	—	(0.09)
Year ended 3-31-2020	11.70	0.24	(0.03)	0.21	(0.23)	—	(0.23)
Year ended 3-31-2019	11.72	0.31	(0.02)	0.29	(0.31)	—	(0.31)
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	11.68	0.09	0.18	0.27	(0.09)	—	(0.09)
Year ended 3-31-2020	11.70	0.24	(0.03)	0.21	(0.23)	—	(0.23)
Year ended 3-31-2019	11.72	0.30	(0.01)	0.29	(0.31)	—	(0.31)
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	11.68	0.15	0.18	0.33	(0.15)	—	(0.15)
Year ended 3-31-2020	11.70	0.36	(0.03)	0.33	(0.35)	—	(0.35)
Year ended 3-31-2019	11.72	0.42	(0.02)	0.40	(0.42)	—	(0.42)
Year ended 3-31-2018	11.82	0.43	(0.15)	0.28	(0.38)	—	(0.38)
Year ended 3-31-2017	12.13	0.31	(0.32)	(0.01)	(0.30)	—	(0.30)
Year ended 3-31-2016	12.07	0.31	0.05	0.36	(0.30)	—	(0.30)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	11.68	0.16	0.18	0.34	(0.16)	—	(0.16)
Year ended 3-31-2020	11.70	0.36	(0.02)	0.34	(0.36)	—	(0.36)
Year ended 3-31-2019	11.72	0.43	(0.02)	0.41	(0.43)	—	(0.43)
Year ended 3-31-2018[6]	11.90	0.33	(0.21)	0.12	(0.30)	—	(0.30)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	11.68	0.14	0.18	0.32	(0.14)	—	(0.14)
Year ended 3-31-2020	11.70	0.34	(0.03)	0.31	(0.33)	—	(0.33)
Year ended 3-31-2019	11.72	0.40	(0.02)	0.38	(0.40)	—	(0.40)
Year ended 3-31-2018	11.82	0.38	(0.12)	0.26	(0.36)	—	(0.36)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.86%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.74%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$11.86	2.79%	$449	0.83%[4]	2.42%[4]	0.90%[4]	2.35%[4]	9%
Year ended 3-31-2020	11.68	2.68	453	0.84	2.87	0.91	2.80	18
Year ended 3-31-2019	11.70	3.28	476	0.84	3.38	0.90	3.32	7
Year ended 3-31-2018	11.72	2.28	523	0.87[8]	3.52	0.92	3.47	—
Year ended 3-31-2017	11.82	-0.26	68	0.98	2.28	—	—	14
Year ended 3-31-2016	12.13	2.87	184	0.99	2.35	—	—	4
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.86	2.29	—*	1.79[4]	1.50[4]	—	—	9
Year ended 3-31-2020	11.68	1.77	1	1.74	2.01	—	—	18
Year ended 3-31-2019	11.70	2.56	1	1.64	2.60	—	—	7
Year ended 3-31-2018	11.72	1.38	2	1.74	2.44	—	—	—
Year ended 3-31-2017	11.82	-1.02	2	1.74	1.56	—	—	14
Year ended 3-31-2016	12.13	2.11	2	1.73	1.62	—	—	4
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	11.86	2.33	13	1.72[4]	1.54[4]	—	—	9
Year ended 3-31-2020	11.68	1.80	16	1.72	2.00	—	—	18
Year ended 3-31-2019	11.70	2.50	19	1.70	2.53	—	—	7
Year ended 3-31-2018	11.72	1.39	24	1.74	2.46	—	—	—
Year ended 3-31-2017	11.82	-1.01	25	1.73	1.57	—	—	14
Year ended 3-31-2016	12.13	2.12	31	1.73	1.61	—	—	4
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	11.86	2.86	292	0.70[4]	2.54[4]	0.74[4]	2.50[4]	9
Year ended 3-31-2020	11.68	2.83	293	0.70	3.01	0.74	2.97	18
Year ended 3-31-2019	11.70	3.53	315	0.70	3.52	0.73	3.49	7
Year ended 3-31-2018	11.72	2.36	326	0.75[9]	3.58	0.75	3.58	—
Year ended 3-31-2017	11.82	-0.08	96	0.79	2.56	—	—	14
Year ended 3-31-2016	12.13	3.09	9	0.78	2.55	—	—	4
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	11.86	2.92	1	0.60[4]	2.64[4]	—	—	9
Year ended 3-31-2020	11.68	2.94	1	0.60	3.09	—	—	18
Year ended 3-31-2019	11.70	3.62	1	0.59	3.62	—	—	7
Year ended 3-31-2018[6]	11.72	1.09	1	0.60[4]	3.74[4]	—	—	—[7]
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	11.86	2.79	1	0.83[4]	2.41[4]	0.98[4]	2.26[4]	9
Year ended 3-31-2020	11.68	2.68	—*	0.84	2.88	0.99	2.73	18
Year ended 3-31-2019	11.70	3.35	1	0.84	3.37	0.97	3.24	7
Year ended 3-31-2018	11.72	2.23	1	0.90[8]	3.22	1.02	3.10	—
Year ended 3-31-2017	11.82	-0.26	1	0.98	2.33	1.03	2.28	14
Year ended 3-31-2016	12.13	2.87	1	0.99	2.35	1.03	2.31	4

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$4.87	$0.09	$ 0.13	$0.22	$(0.09)	$—	$(0.09)
Year ended 3-31-2020	5.02	0.19	(0.15)	0.04	(0.19)	—	(0.19)
Year ended 3-31-2019	5.05	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2018	5.09	0.16	0.00*	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	4.87	0.07	0.13	0.20	(0.07)	—	(0.07)
Year ended 3-31-2020	5.02	0.15	(0.15)	0.00*	(0.15)	—	(0.15)
Year ended 3-31-2019	5.05	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2018	5.09	0.18	(0.05)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	4.87	0.07	0.13	0.20	(0.07)	—	(0.07)
Year ended 3-31-2020	5.02	0.15	(0.15)	0.00*	(0.15)	—	(0.15)
Year ended 3-31-2019	5.05	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2018	5.09	0.19	(0.06)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	4.87	0.10	0.13	0.23	(0.10)	—	(0.10)
Year ended 3-31-2020	5.02	0.20	(0.15)	0.05	(0.20)	—	(0.20)
Year ended 3-31-2019	5.05	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2018	5.09	0.23	(0.06)	0.17	(0.21)	—*	(0.21)
Year ended 3-31-2017	5.28	0.24	(0.19)	0.05	(0.24)	—	(0.24)
Year ended 3-31-2016	5.31	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	4.87	0.10	0.13	0.23	(0.10)	—	(0.10)
Year ended 3-31-2020	5.02	0.20	(0.14)	0.06	(0.21)	—	(0.21)
Year ended 3-31-2019	5.05	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2018[6]	5.11	0.17	(0.07)	0.10	(0.16)	—*	(0.16)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	4.87	0.09	0.13	0.22	(0.09)	—	(0.09)
Year ended 3-31-2020	5.02	0.19	(0.15)	0.04	(0.19)	—	(0.19)
Year ended 3-31-2019	5.05	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2018	5.09	0.23	(0.07)	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.67%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$5.00	4.53%	$ 621	0.90%[4]	3.61%[4]	—%	—%	5%
Year ended 3-31-2020	4.87	0.72	610	0.88	3.76	—	—	18
Year ended 3-31-2019	5.02	3.76	665	0.87	4.32	—	—	10
Year ended 3-31-2018	5.05	3.35	732	0.88	3.17	—	—	3
Year ended 3-31-2017	5.09	0.65	235	0.87	4.27	—	—	8
Year ended 3-31-2016	5.28	3.61	389	0.86	4.19	0.88	4.17	4
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	5.00	4.15	1	1.62[4]	2.93[4]	1.75[4]	2.80[4]	5
Year ended 3-31-2020	4.87	-0.04	3	1.62	3.03	1.72	2.93	18
Year ended 3-31-2019	5.02	3.06	6	1.58	3.64	1.58	3.64	10
Year ended 3-31-2018	5.05	2.57	9	1.62	3.63	1.72	3.53	3
Year ended 3-31-2017	5.09	-0.11	11	1.62	3.52	1.63	3.51	8
Year ended 3-31-2016	5.28	2.84	14	1.62	3.43	1.64	3.41	4
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	5.00	4.18	58	1.58[4]	2.95[4]	1.68[4]	2.85[4]	5
Year ended 3-31-2020	4.87	0.01	79	1.58	3.06	1.65	2.99	18
Year ended 3-31-2019	5.02	3.06	106	1.58	3.63	1.63	3.58	10
Year ended 3-31-2018	5.05	2.61	143	1.58	3.67	1.64	3.61	3
Year ended 3-31-2017	5.09	-0.07	182	1.58	3.56	1.60	3.54	8
Year ended 3-31-2016	5.28	2.87	237	1.58	3.47	1.60	3.45	4
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	5.00	4.68	322	0.61[4]	3.90[4]	0.75[4]	3.76[4]	5
Year ended 3-31-2020	4.87	0.99	355	0.61	4.02	0.72	3.91	18
Year ended 3-31-2019	5.02	4.04	413	0.64	4.57	0.71	4.50	10
Year ended 3-31-2018	5.05	3.56	520	0.68[8]	4.49	0.72	4.45	3
Year ended 3-31-2017	5.09	0.84	617	0.68	4.46	0.69	4.45	8
Year ended 3-31-2016	5.28	3.80	701	0.67	4.38	0.69	4.36	4
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	5.00	4.68	1	0.61[4]	3.90[4]	—	—	5
Year ended 3-31-2020	4.87	1.03	1	0.58	4.03	—	—	18
Year ended 3-31-2019	5.02	4.13	1	0.57	4.56	—	—	10
Year ended 3-31-2018[6]	5.05	2.07	—*	0.58[4]	4.55[4]	—	—	3[7]
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	5.00	4.53	5	0.90[4]	3.62[4]	1.00[4]	3.52[4]	5
Year ended 3-31-2020	4.87	0.72	6	0.88	3.75	0.98	3.65	18
Year ended 3-31-2019	5.02	3.79	7	0.87	4.36	0.96	4.27	10
Year ended 3-31-2018	5.05	3.35	10	0.88	4.44	0.98	4.34	3
Year ended 3-31-2017	5.09	0.65	15	0.86	4.28	0.95	4.19	8
Year ended 3-31-2016	5.28	3.60	21	0.86	4.19	0.95	4.10	4

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PZENA INTERNATIONAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 11.08	$ 0.06	$ 2.47	$ 2.53	$ —	$ —	$ —
Year ended 3-31-2020	14.93	0.32	(3.81)	(3.49)	(0.36)	—	(0.36)
Year ended 3-31-2019	18.08	0.16	(1.33)	(1.17)	(0.07)	(1.91)	(1.98)
Year ended 3-31-2018	17.15	0.08	1.00	1.08	(0.15)	—	(0.15)
Year ended 3-31-2017	14.33	0.14	2.74	2.88	(0.06)	—	(0.06)
Year ended 3-31-2016	16.52	0.13	(2.19)	(2.06)	(0.13)	—	(0.13)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	9.71	(0.11)	2.17	2.06	—	—	—
Year ended 3-31-2020	13.16	0.06	(3.39)	(3.33)	(0.12)	—	(0.12)
Year ended 3-31-2019	16.34	(0.11)	(1.20)	(1.31)	—	(1.87)	(1.87)
Year ended 3-31-2018	15.58	(0.14)	0.90	0.76	—	—	—
Year ended 3-31-2017	13.15	(0.07)	2.50	2.43	—	—	—
Year ended 3-31-2016	15.20	(0.04)	(2.01)	(2.05)	—	—	—
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	10.28	(0.01)	2.31	2.30	—	—	—
Year ended 3-31-2020	13.89	0.22	(3.55)	(3.33)	(0.28)	—	(0.28)
Year ended 3-31-2019	16.99	0.06	(1.25)	(1.19)	—	(1.91)	(1.91)
Year ended 3-31-2018	16.12	(0.03)	0.94	0.91	(0.04)	—	(0.04)
Year ended 3-31-2017	13.50	0.03	2.59	2.62	—	—	—
Year ended 3-31-2016	15.56	0.04	(2.06)	(2.02)	(0.04)	—	(0.04)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	11.37	0.09	2.54	2.63	—	—	—
Year ended 3-31-2020	15.30	0.39	(3.89)	(3.50)	(0.43)	—	(0.43)
Year ended 3-31-2019	18.48	0.24	(1.37)	(1.13)	(0.14)	(1.91)	(2.05)
Year ended 3-31-2018	17.53	0.17	1.01	1.18	(0.23)	—	(0.23)
Year ended 3-31-2017	14.64	0.16	2.87	3.03	(0.14)	—	(0.14)
Year ended 3-31-2016	16.94	0.21	(2.25)	(2.04)	(0.26)	—	(0.26)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	11.40	0.10	2.55	2.65	—	—	—
Year ended 3-31-2020	15.34	0.43	(3.91)	(3.48)	(0.46)	—	(0.46)
Year ended 3-31-2019	18.53	0.28	(1.39)	(1.11)	(0.17)	(1.91)	(2.08)
Year ended 3-31-2018	17.57	0.21	1.01	1.22	(0.26)	—	(0.26)
Year ended 3-31-2017	14.68	0.22	2.83	3.05	(0.16)	—	(0.16)
Year ended 3-31-2016	16.95	0.24	(2.25)	(2.01)	(0.26)	—	(0.26)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	11.06	0.05	2.47	2.52	—	—	—
Year ended 3-31-2020	14.90	0.30	(3.79)	(3.49)	(0.35)	—	(0.35)
Year ended 3-31-2019	18.05	0.14	(1.33)	(1.19)	(0.05)	(1.91)	(1.96)
Year ended 3-31-2018	17.13	0.06	0.99	1.05	(0.13)	—	(0.13)
Year ended 3-31-2017	14.32	0.10	2.76	2.86	(0.05)	—	(0.05)
Year ended 3-31-2016	16.47	0.11	(2.17)	(2.06)	(0.09)	—	(0.09)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	11.26	0.08	2.51	2.59	—	—	—
Year ended 3-31-2020	15.16	0.38	(3.89)	(3.51)	(0.39)	—	(0.39)
Year ended 3-31-2019	18.33	0.20	(1.36)	(1.16)	(0.10)	(1.91)	(2.01)
Year ended 3-31-2018	17.39	0.12	1.01	1.13	(0.19)	—	(0.19)
Year ended 3-31-2017	14.53	0.16	2.80	2.96	(0.10)	—	(0.10)
Year ended 3-31-2016	16.77	0.17	(2.23)	(2.06)	(0.18)	—	(0.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 13.61	22.83%	$ 51	1.61%[4]	0.86%[4]	1.82%[4]	0.65%[4]	10%
Year ended 3-31-2020	11.08	-24.08	45	1.56	2.19	1.77	1.98	26
Year ended 3-31-2019	14.93	-6.19	75	1.55	0.99	1.75	0.79	85
Year ended 3-31-2018	18.08	6.30	96	1.59	0.47	1.75	0.31	33
Year ended 3-31-2017	17.15	20.10	98	1.65	0.91	1.81	0.75	51
Year ended 3-31-2016	14.33	-12.51	192	1.60	0.86	1.75	0.71	18
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.77	21.22	—*	4.27[4]	-1.91[4]	4.48[4]	-2.12[4]	10
Year ended 3-31-2020	9.71	-25.59	—*	3.62	0.44	3.83	0.23	26
Year ended 3-31-2019	13.16	-7.75	—*	3.19	-0.68	3.39	-0.88	85
Year ended 3-31-2018	16.34	4.88	1	2.96	-0.86	3.12	-1.02	33
Year ended 3-31-2017	15.58	18.48	1	2.94	-0.53	3.10	-0.69	51
Year ended 3-31-2016	13.15	-13.49	1	2.77	-0.30	2.92	-0.45	18
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	12.58	22.37	1	2.44[4]	-0.09[4]	2.65[4]	-0.30[4]	10
Year ended 3-31-2020	10.28	-24.55	1	2.20	1.57	2.41	1.36	26
Year ended 3-31-2019	13.89	-6.74	2	2.13	0.39	2.33	0.19	85
Year ended 3-31-2018	16.99	5.65	3	2.19	-0.18	2.35	-0.34	33
Year ended 3-31-2017	16.12	19.41	14	2.21	0.19	2.37	0.03	51
Year ended 3-31-2016	13.50	-12.98	15	2.20	0.25	2.35	0.10	18
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	14.00	23.13	79	1.13[4]	1.31[4]	1.34[4]	1.10[4]	10
Year ended 3-31-2020	11.37	-23.71	74	1.11	2.60	1.32	2.39	26
Year ended 3-31-2019	15.30	-5.79	95	1.12	1.43	1.32	1.23	85
Year ended 3-31-2018	18.48	6.73	77	1.16	0.91	1.32	0.75	33
Year ended 3-31-2017	17.53	20.70	96	1.17	0.96	1.33	0.80	51
Year ended 3-31-2016	14.64	-12.11	4	1.14	1.32	1.29	1.17	18
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	14.05	23.25	80	0.94[4]	1.43[4]	1.15[4]	1.22[4]	10
Year ended 3-31-2020	11.40	-23.58	84	0.93	2.84	1.14	2.63	26
Year ended 3-31-2019	15.34	-5.66	105	0.91	1.72	1.11	1.52	85
Year ended 3-31-2018	18.53	6.94	—*	0.99	1.18	1.15	1.02	33
Year ended 3-31-2017	17.57	20.81	1	1.00	1.41	1.16	1.25	51
Year ended 3-31-2016	14.68	-11.92	1	0.98	1.48	1.13	1.33	18
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	13.58	22.78	—*	1.68[4]	0.83[4]	1.89[4]	0.62[4]	10
Year ended 3-31-2020	11.06	-24.13	—*	1.67	2.03	1.88	1.82	26
Year ended 3-31-2019	14.90	-6.33	—*	1.69	0.85	1.89	0.65	85
Year ended 3-31-2018	18.05	6.13	—*	1.72	0.32	1.88	0.16	33
Year ended 3-31-2017	17.13	19.96	—*	1.75	0.64	1.91	0.48	51
Year ended 3-31-2016	14.32	-12.53	—*	1.73	0.73	1.88	0.58	18
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	13.85	23.00	1	1.36[4]	1.17[4]	1.57[4]	0.96[4]	10
Year ended 3-31-2020	11.26	-23.93	1	1.41	2.52	1.62	2.31	26
Year ended 3-31-2019	15.16	-6.04	2	1.36	1.17	1.56	0.97	85
Year ended 3-31-2018	18.33	6.48	2	1.39	0.66	1.55	0.50	33
Year ended 3-31-2017	17.39	20.38	2	1.41	1.00	1.57	0.84	51
Year ended 3-31-2016	14.53	-12.32	2	1.40	1.13	1.55	0.98	18

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN CORE BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$10.49	$ 0.10	$ 0.72	$ 0.82	$ (0.11)	$ —	$ (0.11)
Year ended 3-31-2020	10.66	0.27	(0.07)	0.20	(0.28)	(0.09)	(0.37)
Year ended 3-31-2019	10.57	0.32	0.09	0.41	(0.32)	—	(0.32)
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.24	0.11	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.22)	0.02	(0.26)	—	(0.26)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.05	0.72	0.77	(0.06)	—	(0.06)
Year ended 3-31-2020	10.66	0.17	(0.07)	0.10	(0.18)	(0.09)	(0.27)
Year ended 3-31-2019	10.57	0.23	0.09	0.32	(0.23)	—	(0.23)
Year ended 3-31-2018	10.62	0.18	(0.04)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2017	10.54	0.14	0.10	0.24	(0.16)	—	(0.16)
Year ended 3-31-2016	10.78	0.14	(0.22)	(0.08)	(0.16)	—	(0.16)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.06	0.72	0.78	(0.07)	—	(0.07)
Year ended 3-31-2020	10.66	0.19	(0.07)	0.12	(0.20)	(0.09)	(0.29)
Year ended 3-31-2019	10.57	0.25	0.09	0.34	(0.25)	—	(0.25)
Year ended 3-31-2018	10.62	0.20	(0.04)	0.16	(0.21)	—	(0.21)
Year ended 3-31-2017	10.54	0.17	0.10	0.27	(0.19)	—	(0.19)
Year ended 3-31-2016	10.78	0.16	(0.22)	(0.06)	(0.18)	—	(0.18)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.10	0.72	0.82	(0.11)	—	(0.11)
Year ended 3-31-2020	10.66	0.27	(0.07)	0.20	(0.28)	(0.09)	(0.37)
Year ended 3-31-2019	10.57	0.32	0.09	0.41	(0.32)	—	(0.32)
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.25	0.10	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.23)	0.01	(0.25)	—	(0.25)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.13	0.72	0.85	(0.14)	—	(0.14)
Year ended 3-31-2020	10.66	0.32	(0.07)	0.25	(0.33)	(0.09)	(0.42)
Year ended 3-31-2019	10.57	0.37	0.09	0.46	(0.37)	—	(0.37)
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.29	0.09	0.38	(0.30)	—	(0.30)
Year ended 3-31-2016	10.78	0.27	(0.22)	0.05	(0.29)	—	(0.29)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.13	0.72	0.85	(0.14)	—	(0.14)
Year ended 3-31-2020	10.66	0.32	(0.07)	0.25	(0.33)	(0.09)	(0.42)
Year ended 3-31-2019	10.57	0.37	0.09	0.46	(0.37)	—	(0.37)
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.30	0.10	0.40	(0.32)	—	(0.32)
Year ended 3-31-2016	10.78	0.29	(0.23)	0.06	(0.30)	—	(0.30)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.08	0.73	0.81	(0.10)	—	(0.10)
Year ended 3-31-2020	10.66	0.24	(0.07)	0.17	(0.25)	(0.09)	(0.34)
Year ended 3-31-2019	10.57	0.29	0.09	0.38	(0.29)	—	(0.29)
Year ended 3-31-2018	10.62	0.25	(0.03)	0.22	(0.27)	—	(0.27)
Year ended 3-31-2017	10.54	0.22	0.10	0.32	(0.24)	—	(0.24)
Year ended 3-31-2016	10.78	0.20	(0.21)	(0.02)	(0.22)	—	(0.22)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	10.49	0.10	0.72	0.82	(0.11)	—	(0.11)
Year ended 3-31-2020	10.66	0.27	(0.07)	0.20	(0.28)	(0.09)	(0.37)
Year ended 3-31-2019	10.57	0.33	0.09	0.42	(0.33)	—	(0.33)
Year ended 3-31-2018	10.62	0.29	(0.04)	0.25	(0.30)	—	(0.30)
Year ended 3-31-2017	10.54	0.26	0.10	0.36	(0.28)	—	(0.28)
Year ended 3-31-2016	10.78	0.25	(0.23)	0.02	(0.26)	—	(0.26)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 11.20	7.87%	$ 218	0.88%[4]	1.84%[4]	0.99%[4]	1.73%[4]	61%
Year ended 3-31-2020	10.49	1.79	199	1.00	2.48	1.02	2.46	118
Year ended 3-31-2019	10.66	3.96	177	1.02	2.95	1.05	2.92	91
Year ended 3-31-2018	10.57	2.26	200	1.04	2.60	1.07	2.57	163
Year ended 3-31-2017	10.62	3.30	206	1.05	2.28	1.06	2.27	190
Year ended 3-31-2016	10.54	0.21	704	1.02	2.32	—	—	213
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.20	7.38	1	1.78[4]	0.97[4]	1.89[4]	0.86[4]	61
Year ended 3-31-2020	10.49	0.84	1	1.94	1.58	1.96	1.56	118
Year ended 3-31-2019	10.66	3.12	2	1.83	2.13	1.86	2.10	91
Year ended 3-31-2018	10.57	1.33	3	1.96	1.68	1.99	1.65	163
Year ended 3-31-2017	10.62	2.32	5	2.02	1.33	2.03	1.32	190
Year ended 3-31-2016	10.54	-0.73	7	1.96	1.37	—	—	213
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	11.20	7.46	14	1.65[4]	1.08[4]	1.75[4]	0.98[4]	61
Year ended 3-31-2020	10.49	1.02	14	1.75	1.73	1.77	1.71	118
Year ended 3-31-2019	10.66	3.25	13	1.71	2.26	1.74	2.23	91
Year ended 3-31-2018	10.57	1.51	16	1.77	1.87	1.80	1.84	163
Year ended 3-31-2017	10.62	2.59	26	1.76	1.60	1.77	1.59	190
Year ended 3-31-2016	10.54	-0.55	33	1.78	1.56	—	—	213
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	11.20	7.83	5	0.95[4]	1.77[4]	1.16[4]	1.56[4]	61
Year ended 3-31-2020	10.49	1.79	4	0.99	2.48	1.22	2.25	118
Year ended 3-31-2019	10.66	3.96	3	1.02	2.95	1.27	2.70	91
Year ended 3-31-2018	10.57	2.27	4	1.03	2.61	1.24	2.40	163
Year ended 3-31-2017	10.62	3.31	4	1.05	2.31	1.23	2.13	190
Year ended 3-31-2016	10.54	0.15	4	1.08	2.26	1.32	2.02	213
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	11.20	8.10	810	0.45[4]	2.27[4]	0.72[4]	2.00[4]	61
Year ended 3-31-2020	10.49	2.25	742	0.54	2.93	0.73	2.74	118
Year ended 3-31-2019	10.66	4.46	586	0.54	3.43	0.74	3.23	91
Year ended 3-31-2018	10.57	2.77	525	0.54	3.10	0.74	2.90	163
Year ended 3-31-2017	10.62	3.68	458	0.69	2.70	0.74	2.65	190
Year ended 3-31-2016	10.54	0.49	14	0.74	2.58	—	—	213
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	11.20	8.10	169	0.45[4]	2.27[4]	0.57[4]	2.15[4]	61
Year ended 3-31-2020	10.49	2.25	133	0.54	2.94	0.58	2.90	118
Year ended 3-31-2019	10.66	4.46	110	0.54	3.41	0.58	3.37	91
Year ended 3-31-2018	10.57	2.77	195	0.54	3.10	0.58	3.06	163
Year ended 3-31-2017	10.62	3.80	2	0.58	2.77	0.59	2.76	190
Year ended 3-31-2016	10.54	0.64	2	0.59	2.75	—	—	213
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	11.20	7.69	1	1.20[4]	1.53[4]	1.31[4]	1.42[4]	61
Year ended 3-31-2020	10.49	1.48	1	1.30	2.18	1.32	2.16	118
Year ended 3-31-2019	10.66	3.67	1	1.30	2.67	1.33	2.64	91
Year ended 3-31-2018	10.57	2.04	2	1.29	2.31	1.32	2.28	163
Year ended 3-31-2017	10.62	3.04	8	1.32	2.07	1.33	2.06	190
Year ended 3-31-2016	10.54	-0.11	3	1.34	1.89	—	—	213
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	11.20	7.88	10	0.86[4]	1.87[4]	0.97[4]	1.76[4]	61
Year ended 3-31-2020	10.49	1.82	10	0.96	2.48	0.98	2.46	118
Year ended 3-31-2019	10.66	4.04	5	0.95	3.03	0.98	3.00	91
Year ended 3-31-2018	10.57	2.35	5	0.95	2.69	0.98	2.66	163
Year ended 3-31-2017	10.62	3.39	5	0.97	2.39	0.98	2.38	190
Year ended 3-31-2016	10.54	0.26	3	0.98	2.35	—	—	213

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP CORE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$12.88	$(0.02)	$ 2.44	$ 2.42	$ —	$ —	$ —
Year ended 3-31-2020	16.87	(0.04)	(3.83)	(3.87)	—	(0.12)	(0.12)
Year ended 3-31-2019	18.29	(0.09)	1.04	0.95	—	(2.37)	(2.37)
Year ended 3-31-2018	17.66	(0.04)	1.09	1.05	—	(0.42)	(0.42)
Year ended 3-31-2017	14.38	(0.05)	4.14	4.09	—	(0.81)	(0.81)
Year ended 3-31-2016	17.47	(0.07)	(0.87)	(0.94)	—	(2.15)	(2.15)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	10.02	(0.08)	1.90	1.82	—	—	—
Year ended 3-31-2020	13.27	(0.16)	(2.97)	(3.13)	—	(0.12)	(0.12)
Year ended 3-31-2019	14.79	(0.20)	0.82	0.62	—	(2.14)	(2.14)
Year ended 3-31-2018	14.45	(0.16)	0.88	0.72	—	(0.38)	(0.38)
Year ended 3-31-2017	11.92	(0.17)	3.43	3.26	—	(0.73)	(0.73)
Year ended 3-31-2016	15.01	(0.19)	(0.75)	(0.94)	—	(2.15)	(2.15)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	10.85	(0.06)	2.04	1.98	—	—	—
Year ended 3-31-2020	14.32	(0.14)	(3.21)	(3.35)	—	(0.12)	(0.12)
Year ended 3-31-2019	15.81	(0.19)	0.89	0.70	—	(2.19)	(2.19)
Year ended 3-31-2018	15.39	(0.16)	0.97	0.81	—	(0.39)	(0.39)
Year ended 3-31-2017	12.64	(0.14)	3.64	3.50	—	(0.75)	(0.75)
Year ended 3-31-2016	15.74	(0.16)	(0.79)	(0.95)	—	(2.15)	(2.15)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	14.10	0.02	2.67	2.69	—	—	—
Year ended 3-31-2020	18.40	0.05	(4.19)	(4.14)	(0.02)	(0.14)	(0.16)
Year ended 3-31-2019	19.79	(0.01)	1.13	1.12	—	(2.51)	(2.51)
Year ended 3-31-2018	19.03	0.00*	1.20	1.20	—	(0.44)	(0.44)
Year ended 3-31-2017	15.42	0.01	4.46	4.47	—	(0.86)	(0.86)
Year ended 3-31-2016	18.49	0.00*	(0.92)	(0.92)	—	(2.15)	(2.15)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	14.22	0.02	2.69	2.71	—	—	—
Year ended 3-31-2020	18.55	0.05	(4.22)	(4.17)	(0.02)	(0.14)	(0.16)
Year ended 3-31-2019	19.96	0.01	1.13	1.14	—	(2.55)	(2.55)
Year ended 3-31-2018	19.17	0.03	1.21	1.24	—	(0.45)	(0.45)
Year ended 3-31-2017	15.52	0.04	4.49	4.53	—	(0.88)	(0.88)
Year ended 3-31-2016	18.56	0.02	(0.91)	(0.89)	—	(2.15)	(2.15)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	12.78	(0.04)	2.42	2.38	—	—	—
Year ended 3-31-2020	16.78	(0.09)	(3.79)	(3.88)	—	(0.12)	(0.12)
Year ended 3-31-2019	18.18	(0.13)	1.03	0.90	—	(2.30)	(2.30)
Year ended 3-31-2018	17.58	(0.11)	1.12	1.01	—	(0.41)	(0.41)
Year ended 3-31-2017	14.33	(0.09)	4.13	4.04	—	(0.79)	(0.79)
Year ended 3-31-2016	17.44	(0.10)	(0.86)	(0.96)	—	(2.15)	(2.15)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	13.62	(0.01)	2.57	2.56	—	—	—
Year ended 3-31-2020	17.81	(0.03)	(4.04)	(4.07)	—	(0.12)	(0.12)
Year ended 3-31-2019	19.20	(0.08)	1.10	1.02	—	(2.41)	(2.41)
Year ended 3-31-2018	18.51	(0.03)	1.15	1.12	—	(0.43)	(0.43)
Year ended 3-31-2017	15.03	(0.03)	4.34	4.31	—	(0.83)	(0.83)
Year ended 3-31-2016	18.12	(0.05)	(0.89)	(0.94)	—	(2.15)	(2.15)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$15.30	18.79%	$ 124	1.40%[4]	-0.27%[4]	1.43%[4]	-0.30%[4]	64%
Year ended 3-31-2020	12.88	-23.13	114	1.38	-0.24	1.41	-0.27	138
Year ended 3-31-2019	16.87	6.30	174	1.40	-0.48	1.42	-0.50	119
Year ended 3-31-2018	18.29	5.97	186	1.46	-0.24	—	—	119
Year ended 3-31-2017	17.66	28.52	200	1.50	-0.28	—	—	133
Year ended 3-31-2016	14.38	-5.11	193	1.56	-0.45	—	—	135
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.84	18.16	—*	2.43[4]	-1.31[4]	2.46[4]	-1.34[4]	64
Year ended 3-31-2020	10.02	-23.83	1	2.33	-1.18	2.35	-1.20	138
Year ended 3-31-2019	13.27	5.43	2	2.25	-1.33	2.27	-1.35	119
Year ended 3-31-2018	14.79	4.91	3	2.39	-1.06	—	—	119
Year ended 3-31-2017	14.45	27.39	5	2.44	-1.26	—	—	133
Year ended 3-31-2016	11.92	-5.99	2	2.51	-1.39	—	—	135
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	12.83	18.25	19	2.11[4]	-0.99[4]	2.14[4]	-1.02[4]	64
Year ended 3-31-2020	10.85	-23.62	20	2.10	-0.96	2.12	-0.98	138
Year ended 3-31-2019	14.32	5.59	35	2.07	-1.15	2.09	-1.17	119
Year ended 3-31-2018	15.81	5.21	33	2.14	-0.97	—	—	119
Year ended 3-31-2017	15.39	27.72	33	2.17	-0.99	—	—	133
Year ended 3-31-2016	12.64	-5.77	14	2.23	-1.11	—	—	135
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	16.79	19.08	340	0.89[4]	0.24[4]	1.10[4]	0.03[4]	64
Year ended 3-31-2020	14.10	-22.74	304	0.89	0.25	1.10	0.04	138
Year ended 3-31-2019	18.40	6.79	393	0.95	-0.03	1.09	-0.17	119
Year ended 3-31-2018	19.79	6.29	333	1.10	-0.02	—	—	119
Year ended 3-31-2017	19.03	29.05	253	1.10	0.03	—	—	133
Year ended 3-31-2016	15.42	-4.71	25	1.12	—	—	—	135
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	16.93	19.06	55	0.89[4]	0.23[4]	0.96[4]	0.16[4]	64
Year ended 3-31-2020	14.22	-22.72	59	0.89	0.24	0.95	0.18	138
Year ended 3-31-2019	18.55	6.87	77	0.90	0.04	0.94	—	119
Year ended 3-31-2018	19.96	6.45	43	0.94	0.16	—	—	119
Year ended 3-31-2017	19.17	29.25	9	0.95	0.22	—	—	133
Year ended 3-31-2016	15.52	-4.52	4	0.96	0.13	—	—	135
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	15.16	18.62	16	1.64[4]	-0.52[4]	1.67[4]	-0.55[4]	64
Year ended 3-31-2020	12.78	-23.32	15	1.65	-0.52	1.67	-0.54	138
Year ended 3-31-2019	16.78	6.04	16	1.65	-0.73	1.67	-0.75	119
Year ended 3-31-2018	18.18	5.69	11	1.68	-0.62	—	—	119
Year ended 3-31-2017	17.58	28.27	6	1.69	-0.51	—	—	133
Year ended 3-31-2016	14.33	-5.24	3	1.72	-0.66	—	—	135
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	16.18	18.80	8	1.31[4]	-0.18[4]	1.34[4]	-0.21[4]	64
Year ended 3-31-2020	13.62	-23.08	7	1.32	-0.19	1.35	-0.22	138
Year ended 3-31-2019	17.81	6.45	16	1.31	-0.41	1.33	-0.43	119
Year ended 3-31-2018	19.20	6.00	18	1.36	-0.16	—	—	119
Year ended 3-31-2017	18.51	28.74	22	1.35	-0.20	—	—	133
Year ended 3-31-2016	15.03	-4.92	7	1.37	-0.30	—	—	135

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 13.27	$(0.08)	$ 5.27	$ 5.19	$ —	$ —	$ —
Year ended 3-31-2020	17.19	(0.15)	(2.59)	(2.74)	—	(1.18)	(1.18)
Year ended 3-31-2019	18.63	(0.15)	1.44	1.29	—	(2.73)	(2.73)
Year ended 3-31-2018	17.23	(0.15)	3.56	3.41	—	(2.01)	(2.01)
Year ended 3-31-2017	14.81	(0.13)	3.58	3.45	—	(1.03)	(1.03)
Year ended 3-31-2016	18.71	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	8.65	(0.10)	3.43	3.33	—	—	—
Year ended 3-31-2020	11.70	(0.21)	(1.66)	(1.87)	—	(1.18)	(1.18)
Year ended 3-31-2019	13.55	(0.23)	1.01	0.78	—	(2.63)	(2.63)
Year ended 3-31-2018	13.11	(0.23)	2.66	2.43	—	(1.99)	(1.99)
Year ended 3-31-2017	11.57	(0.21)	2.78	2.57	—	(1.03)	(1.03)
Year ended 3-31-2016	15.28	(0.23)	(1.15)	(1.38)	—	(2.33)	(2.33)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	9.92	(0.11)	3.93	3.82	—	—	—
Year ended 3-31-2020	13.23	(0.21)	(1.92)	(2.13)	—	(1.18)	(1.18)
Year ended 3-31-2019	14.97	(0.23)	1.14	0.91	—	(2.65)	(2.65)
Year ended 3-31-2018	14.28	(0.24)	2.92	2.68	—	(1.99)	(1.99)
Year ended 3-31-2017	12.50	(0.20)	3.01	2.81	—	(1.03)	(1.03)
Year ended 3-31-2016	16.27	(0.21)	(1.23)	(1.44)	—	(2.33)	(2.33)
Class E Shares							
Six-month period ended 9-30-2020 (unaudited)	13.11	(0.08)	5.21	5.13	—	—	—
Year ended 3-31-2020	17.00	(0.15)	(2.56)	(2.71)	—	(1.18)	(1.18)
Year ended 3-31-2019	18.46	(0.16)	1.43	1.27	—	(2.73)	(2.73)
Year ended 3-31-2018	17.09	(0.15)	3.53	3.38	—	(2.01)	(2.01)
Year ended 3-31-2017	14.70	(0.14)	3.56	3.42	—	(1.03)	(1.03)
Year ended 3-31-2016	18.60	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	18.51	(0.07)	7.36	7.29	—	—	—
Year ended 3-31-2020	23.43	(0.11)	(3.63)	(3.74)	—	(1.18)	(1.18)
Year ended 3-31-2019	24.36	(0.11)	1.93	1.82	—	(2.75)	(2.75)
Year ended 3-31-2018	21.96	(0.12)	4.58	4.46	—	(2.06)	(2.06)
Year ended 3-31-2017	18.57	(0.10)	4.52	4.42	—	(1.03)	(1.03)
Year ended 3-31-2016	22.77	(0.09)	(1.77)	(1.86)	(0.01)	(2.33)	(2.34)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	18.63	(0.07)	7.41	7.34	—	—	—
Year ended 3-31-2020	23.58	(0.10)	(3.67)	(3.77)	—	(1.18)	(1.18)
Year ended 3-31-2019	24.49	(0.10)	1.96	1.86	—	(2.77)	(2.77)
Year ended 3-31-2018	22.06	(0.09)	4.60	4.51	—	(2.08)	(2.08)
Year ended 3-31-2017	18.62	(0.07)	4.54	4.47	—	(1.03)	(1.03)
Year ended 3-31-2016	22.79	(0.06)	(1.77)	(1.83)	(0.01)	(2.33)	(2.34)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	12.89	(0.11)	5.12	5.01	—	—	—
Year ended 3-31-2020	16.78	(0.20)	(2.51)	(2.71)	—	(1.18)	(1.18)
Year ended 3-31-2019	18.27	(0.20)	1.41	1.21	—	(2.70)	(2.70)
Year ended 3-31-2018	16.97	(0.20)	3.49	3.29	—	(1.99)	(1.99)
Year ended 3-31-2017	14.63	(0.17)	3.54	3.37	—	(1.03)	(1.03)
Year ended 3-31-2016	18.55	(0.17)	(1.42)	(1.59)	—	(2.33)	(2.33)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	17.17	(0.10)	6.82	6.72	—	—	—
Year ended 3-31-2020	21.90	(0.18)	(3.37)	(3.55)	—	(1.18)	(1.18)
Year ended 3-31-2019	23.00	(0.18)	1.82	1.64	—	(2.74)	(2.74)
Year ended 3-31-2018	20.85	(0.17)	4.34	4.17	—	(2.02)	(2.02)
Year ended 3-31-2017	17.72	(0.14)	4.30	4.16	—	(1.03)	(1.03)
Year ended 3-31-2016	21.88	(0.13)	(1.70)	(1.83)	—	(2.33)	(2.33)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.36%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 18.46	39.11%	$1,036	1.29%[4]	-0.96%[4]	—%	—%	27%
Year ended 3-31-2020	13.27	-17.35	788	1.31	-0.87	—	—	40
Year ended 3-31-2019	17.19	7.76	1,099	1.32	-0.84	—	—	42
Year ended 3-31-2018	18.63	20.69	1,026	1.35	-0.80	—	—	43
Year ended 3-31-2017	17.23	23.58	236	1.41	-0.81	—	—	53
Year ended 3-31-2016	14.81	-8.91	325	1.44	-0.80	—	—	43
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	11.98	38.50	2	2.17[4]	-1.84[4]	2.48[4]	-2.15[4]	27
Year ended 3-31-2020	8.65	-18.07	3	2.22	-1.79	2.40	-1.97	40
Year ended 3-31-2019	11.70	6.80	7	2.22	-1.73	2.33	-1.84	42
Year ended 3-31-2018	13.55	19.67	10	2.23	-1.70	—	—	43
Year ended 3-31-2017	13.11	22.55	8	2.24	-1.66	—	—	53
Year ended 3-31-2016	11.57	-9.71	8	2.32	-1.69	—	—	43
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	13.74	38.51	61	2.04[4]	-1.70[4]	2.04[4]	-1.70[4]	27
Year ended 3-31-2020	9.92	-17.94	51	2.05	-1.62	2.09	-1.66	40
Year ended 3-31-2019	13.23	6.99	88	2.05	-1.56	2.06	-1.57	42
Year ended 3-31-2018	14.97	19.82	99	2.06	-1.57	—	—	43
Year ended 3-31-2017	14.28	22.80	176	2.07	-1.49	—	—	53
Year ended 3-31-2016	12.50	-9.48	166	2.07	-1.43	—	—	43
Class E Shares								
Six-month period ended 9-30-2020 (unaudited)	18.24	39.13	11	1.30[4]	-0.97[4]	1.49[4]	-1.16[4]	27
Year ended 3-31-2020	13.11	-17.37	8	1.35	-0.91	1.53	-1.09	40
Year ended 3-31-2019	17.00	7.71	10	1.35	-0.87	1.53	-1.05	42
Year ended 3-31-2018	18.46	20.68	10	1.37[6]	-0.83	1.61	-1.07	43
Year ended 3-31-2017	17.09	23.55	8	1.43	-0.85	1.71	-1.13	53
Year ended 3-31-2016	14.70	-8.96	6	1.49	-0.86	1.73	-1.10	43
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	25.80	39.38	1,011	0.89[4]	-0.56[4]	1.04[4]	-0.71[4]	27
Year ended 3-31-2020	18.51	-16.99	778	0.89	-0.46	1.04	-0.61	40
Year ended 3-31-2019	23.43	8.14	1,034	0.94	-0.47	1.04	-0.57	42
Year ended 3-31-2018	24.36	21.04	717	1.07	-0.53	—	—	43
Year ended 3-31-2017	21.96	24.03	313	1.07	-0.51	—	—	53
Year ended 3-31-2016	18.57	-8.59	169	1.06	-0.43	—	—	43
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	25.97	39.40	200	0.89[4]	-0.56[4]	—	—	27
Year ended 3-31-2020	18.63	-17.01	161	0.89	-0.44	—	—	40
Year ended 3-31-2019	23.58	8.19	155	0.89	-0.42	—	—	42
Year ended 3-31-2018	24.49	21.25	110	0.91	-0.38	—	—	43
Year ended 3-31-2017	22.06	24.24	69	0.91	-0.34	—	—	53
Year ended 3-31-2016	18.62	-8.46	23	0.91	-0.28	—	—	43
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	17.90	38.87	56	1.63[4]	-1.30[4]	—	—	27
Year ended 3-31-2020	12.89	-17.60	43	1.63	-1.19	—	—	40
Year ended 3-31-2019	16.78	7.42	66	1.62	-1.14	—	—	42
Year ended 3-31-2018	18.27	20.29	57	1.66	-1.11	—	—	43
Year ended 3-31-2017	16.97	23.32	48	1.66	-1.08	—	—	53
Year ended 3-31-2016	14.63	-9.10	42	1.66	-1.03	—	—	43
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	23.89	39.14	112	1.28[4]	-0.95[4]	—	—	27
Year ended 3-31-2020	17.17	-17.36	91	1.28	-0.84	—	—	40
Year ended 3-31-2019	21.90	7.83	141	1.27	-0.79	—	—	42
Year ended 3-31-2018	23.00	20.75	141	1.31	-0.77	—	—	43
Year ended 3-31-2017	20.85	23.71	135	1.31	-0.71	—	—	53
Year ended 3-31-2016	17.72	-8.80	205	1.31	-0.67	—	—	43

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 9-30-2020 (unaudited)	$ 16.79	$ 0.18	$ 3.35	$ 3.53	$ (0.16)	$ —	$ (0.16)
Year ended 3-31-2020	22.61	0.41	(3.98)	(3.57)	(0.33)	(1.92)	(2.25)
Year ended 3-31-2019	23.27	0.28	0.50	0.78	(0.20)	(1.24)	(1.44)
Year ended 3-31-2018	22.69	0.16	1.23	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.72	0.20	3.25	3.45	(0.33)	(0.15)	(0.48)
Year ended 3-31-2016	23.40	0.14	(1.14)	(1.00)	(0.03)	(2.65)	(2.68)
Class B Shares[5]							
Six-month period ended 9-30-2020 (unaudited)	15.25	0.06	3.05	3.11	(0.03)	—	(0.03)
Year ended 3-31-2020	20.77	0.14	(3.61)	(3.47)	(0.13)	(1.92)	(2.05)
Year ended 3-31-2019	21.53	0.07	0.43	0.50	(0.02)	(1.24)	(1.26)
Year ended 3-31-2018	21.12	0.06	1.02	1.08	(0.12)	(0.55)	(0.67)
Year ended 3-31-2017	18.39	0.00*	3.02	3.02	(0.14)	(0.15)	(0.29)
Year ended 3-31-2016	22.04	(0.08)	(1.06)	(1.14)	—	(2.51)	(2.51)
Class C Shares							
Six-month period ended 9-30-2020 (unaudited)	16.02	0.09	3.20	3.29	(0.05)	—	(0.05)
Year ended 3-31-2020	21.69	0.22	(3.79)	(3.57)	(0.18)	(1.92)	(2.10)
Year ended 3-31-2019	22.40	0.13	0.45	0.58	(0.05)	(1.24)	(1.29)
Year ended 3-31-2018	21.92	0.15	1.04	1.19	(0.16)	(0.55)	(0.71)
Year ended 3-31-2017	19.07	0.08	3.13	3.21	(0.21)	(0.15)	(0.36)
Year ended 3-31-2016	22.73	(0.01)	(1.11)	(1.12)	—	(2.54)	(2.54)
Class I Shares							
Six-month period ended 9-30-2020 (unaudited)	16.88	0.21	3.37	3.58	(0.20)	—	(0.20)
Year ended 3-31-2020	22.72	0.47	(4.00)	(3.53)	(0.39)	(1.92)	(2.31)
Year ended 3-31-2019	23.38	0.36	0.50	0.86	(0.28)	(1.24)	(1.52)
Year ended 3-31-2018	22.80	0.24	1.22	1.46	(0.33)	(0.55)	(0.88)
Year ended 3-31-2017	19.81	0.31	3.23	3.54	(0.40)	(0.15)	(0.55)
Year ended 3-31-2016	23.50	0.20	(1.13)	(0.93)	(0.05)	(2.71)	(2.76)
Class N Shares							
Six-month period ended 9-30-2020 (unaudited)	16.94	0.22	3.39	3.61	(0.22)	—	(0.22)
Year ended 3-31-2020	22.80	0.51	(4.02)	(3.51)	(0.43)	(1.92)	(2.35)
Year ended 3-31-2019	23.45	0.41	0.50	0.91	(0.32)	(1.24)	(1.56)
Year ended 3-31-2018	22.86	0.41	1.10	1.51	(0.37)	(0.55)	(0.92)
Year ended 3-31-2017	19.87	0.33	3.25	3.58	(0.44)	(0.15)	(0.59)
Year ended 3-31-2016	23.56	0.25	(1.15)	(0.90)	(0.06)	(2.73)	(2.79)
Class R Shares							
Six-month period ended 9-30-2020 (unaudited)	16.74	0.14	3.34	3.48	(0.10)	—	(0.10)
Year ended 3-31-2020	22.56	0.33	(3.98)	(3.65)	(0.25)	(1.92)	(2.17)
Year ended 3-31-2019	23.22	0.22	0.49	0.71	(0.13)	(1.24)	(1.37)
Year ended 3-31-2018	22.66	0.26	1.06	1.32	(0.21)	(0.55)	(0.76)
Year ended 3-31-2017	19.70	0.17	3.23	3.40	(0.29)	(0.15)	(0.44)
Year ended 3-31-2016	23.37	0.08	(1.13)	(1.05)	(0.01)	(2.61)	(2.62)
Class Y Shares							
Six-month period ended 9-30-2020 (unaudited)	16.77	0.18	3.34	3.52	(0.16)	—	(0.16)
Year ended 3-31-2020	22.65	0.46	(4.09)	(3.63)	(0.33)	(1.92)	(2.25)
Year ended 3-31-2019	23.31	0.33	0.47	0.80	(0.22)	(1.24)	(1.46)
Year ended 3-31-2018	22.73	0.34	1.05	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.77	0.26	3.21	3.47	(0.36)	(0.15)	(0.51)
Year ended 3-31-2016	23.45	0.15	(1.13)	(0.98)	(0.03)	(2.67)	(2.70)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.21%.

(7) Expense ratio based on the period excluding reorganization expenses was 2.23%.

(8) Expense ratio based on the period excluding reorganization expenses was 1.94%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.92%.

(10) Expense ratio based on the period excluding reorganization expenses was 0.77%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.52%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.21%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 9-30-2020 (unaudited)	$ 20.16	21.03%	$280	1.20%[4]	1.80%[4]	1.21%[4]	1.79%[4]	35%
Year ended 3-31-2020	16.79	-18.67	251	1.21	1.68	—	—	68
Year ended 3-31-2019	22.61	3.69	354	1.21	1.21	—	—	51
Year ended 3-31-2018	23.27	6.13	398	1.23[6]	0.65	—	—	72
Year ended 3-31-2017	22.69	17.76	103	1.33	0.99	—	—	53
Year ended 3-31-2016	19.72	-4.60	247	1.30	0.61	—	—	55
Class B Shares[5]								
Six-month period ended 9-30-2020 (unaudited)	18.33	20.42	1	2.31[4]	0.65[4]	2.49[4]	0.47[4]	35
Year ended 3-31-2020	15.25	-19.56	1	2.35	0.60	—	—	68
Year ended 3-31-2019	20.77	2.60	2	2.22	0.32	—	—	51
Year ended 3-31-2018	21.53	5.12	3	2.25[7]	0.26	—	—	72
Year ended 3-31-2017	21.12	16.57	3	2.36	—	—	—	53
Year ended 3-31-2016	18.39	-5.54	3	2.27	-0.38	—	—	55
Class C Shares								
Six-month period ended 9-30-2020 (unaudited)	19.26	20.53	7	1.99[4]	0.99[4]	—	—	35
Year ended 3-31-2020	16.02	-19.29	8	1.99	0.94	—	—	68
Year ended 3-31-2019	21.69	2.94	14	1.94	0.59	—	—	51
Year ended 3-31-2018	22.40	5.41	18	1.95[8]	0.68	—	—	72
Year ended 3-31-2017	21.92	17.02	20	1.97	0.39	—	—	53
Year ended 3-31-2016	19.07	-5.25	18	1.98	-0.06	—	—	55
Class I Shares								
Six-month period ended 9-30-2020 (unaudited)	20.26	21.23	683	0.92[4]	2.09[4]	0.92[4]	2.09[4]	35
Year ended 3-31-2020	16.88	-18.40	522	0.92	1.94	0.92	1.94	68
Year ended 3-31-2019	22.72	3.95	579	0.91	1.51	—	—	51
Year ended 3-31-2018	23.38	6.45	600	0.94[9]	1.01	—	—	72
Year ended 3-31-2017	22.80	18.18	186	0.97	1.44	—	—	53
Year ended 3-31-2016	19.81	-4.28	7	0.97	0.90	—	—	55
Class N Shares								
Six-month period ended 9-30-2020 (unaudited)	20.33	21.36	119	0.76[4]	2.25[4]	—	—	35
Year ended 3-31-2020	16.94	-18.29	113	0.77	2.13	—	—	68
Year ended 3-31-2019	22.80	4.15	140	0.76	1.72	—	—	51
Year ended 3-31-2018	23.45	6.65	149	0.78[10]	1.72	—	—	72
Year ended 3-31-2017	22.86	18.32	9	0.82	1.55	—	—	53
Year ended 3-31-2016	19.87	-4.12	2	0.81	1.14	—	—	55
Class R Shares								
Six-month period ended 9-30-2020 (unaudited)	20.12	20.81	—*	1.60[4]	1.41[4]	—	—	35
Year ended 3-31-2020	16.74	-18.94	—*	1.55	1.34	—	—	68
Year ended 3-31-2019	22.56	3.35	—*	1.52	0.95	—	—	51
Year ended 3-31-2018	23.22	5.85	—*	1.53[11]	1.13	—	—	72
Year ended 3-31-2017	22.66	17.45	—*	1.57	0.80	—	—	53
Year ended 3-31-2016	19.70	-4.82	—*	1.56	0.36	—	—	55
Class Y Shares								
Six-month period ended 9-30-2020 (unaudited)	20.13	21.00	—*	1.18[4]	1.83[4]	—	—	35
Year ended 3-31-2020	16.77	-18.89	—*	1.19	1.93	—	—	68
Year ended 3-31-2019	22.65	3.76	—*	1.15	1.37	—	—	51
Year ended 3-31-2018	23.31	6.12	1	1.22[12]	1.43	—	—	72
Year ended 3-31-2017	22.73	17.81	1	1.21	1.24	—	—	53
Year ended 3-31-2016	19.77	-4.51	2	1.22	0.65	—	—	55

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Core Equity Fund, Ivy Emerging Markets Equity Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pzena International Value Fund, Ivy Securian Core Bond Fund, Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund and Ivy Value Fund (each, a "Fund") are 20 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class C and Class N shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Government Money Market Fund. Class C shares of Ivy Government Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class R, Class T and/or Class Y shares. Effective June 19, 2020, Class E shares were liquidated in the Ivy Emerging Markets Equity Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Small Cap Core Fund and Ivy Value Fund. Effective June 19, 2020, Class T shares were liquidated in the Ivy Emerging Markets Equity Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Small Cap Core Fund and Ivy Small Cap Growth Fund. Class A, Class E and Class T shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at NAV for $500,000 or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R, T and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Funds herein have adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that any Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Government Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Government Money Market Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy International Core Equity Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Securian Core Bond Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Mid Cap Growth Fund and Ivy Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds are authorized to invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Fund may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Small Cap Growth Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2020:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy International Core Equity Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,512	$—	$2,512	$—	$ —	$(2,280)	$232
Ivy Small Cap Growth Fund							
Swap agreements, at value	$1,155	$—	$1,155	$—	$(989)	$ —	$166

[1] Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Value Fund							
Written options at value	$4,294	$—	$4,294	$—	$(4,294)	$—	$—

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2020:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy International Core Equity Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$2,353		$ —
Ivy Mid Cap Growth Fund	Equity		—	Written options at value	353
Ivy Securian Core Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	194	Unrealized depreciation on futures contracts*	420
Ivy Small Cap Growth Fund	Equity	Swap agreements, at value	1,155		—
Ivy Value Fund	Equity		—	Written options at value	6,421

* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended September 30, 2020.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2020:

| | | Net realized gain (loss) on: | | | | | |
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy International Core Equity Fund	Foreign currency	$ —	$ —	$ —	$ —	$4,567	$ 4,567
Ivy Mid Cap Growth Fund	Equity	(26,040)	—	—	11,135	—	(14,905)
Ivy Securian Core Bond Fund	Interest rate	—	—	6,661	—	—	6,661
Ivy Small Cap Growth Fund	Equity	—	15,195	—	—	—	15,195
Ivy Value Fund	Equity	—	—	—	(1,532)	—	(1,532)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2020:

| | | Net change in unrealized appreciation (depreciation) on: | | | | | |
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy International Core Equity Fund	Foreign currency	$ —	$ —	$ —	$ —	$(1,244)	$ (1,244)
Ivy Mid Cap Growth Fund	Equity	1,008	—	—	5,261	—	6,269
Ivy Securian Core Bond Fund	Interest rate	—	—	(6,300)	—	—	(6,300)
Ivy Small Cap Growth Fund	Equity	—	15,073	—	—	—	15,073
Ivy Value Fund	Equity	—	—	—	5,016	—	5,016

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2020, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy International Core Equity Fund	$2,325	$ —	$ —	$ —	$ —	$ —
Ivy Mid Cap Growth Fund	—	—	—	—	99	9,608
Ivy Securian Core Bond Fund	—	182,283	61,978	—	—	—
Ivy Small Cap Growth Fund	—	—	—	87,539	—	—
Ivy Value Fund	—	—	—	—	—	7,242

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to affect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2020 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$1,750,885	$330	0.02%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Core Equity Fund	0.700%	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%	0.525%	0.500%	0.490%	0.490%	0.490%
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.755	0.755	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.490	0.490	0.480	0.480	0.480
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Global Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.695	0.695	0.690	0.690	0.690
Ivy Government Money Market Fund	0.350	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500	0.490	0.490	0.480
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.690	0.690	0.680	0.680	0.680
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.340	0.340	0.330	0.330	0.330
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Mid Cap Income Opportunities Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Pzena International Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700
Ivy Securian Core Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.390	0.390
Ivy Small Cap Core Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2020.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Pzena Investment Management, LLC ("Pzena"), Pzena serves as subadviser to Ivy Pzena International Value Fund. Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Core Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C, Class E and Class T shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Government Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A, Class E and Class T Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Government Money Market Fund, may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A, Class E and Class T shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A, Class E and Class T shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A, Class E and Class T shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the period ended September 30, 2020, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Core Equity Fund	$700	$ 1	$—	$ 1	$—	$503
Ivy Emerging Markets Equity Fund	84	—*	—*	1	—	63
Ivy Global Bond Fund	21	—*	—	1	—	13
Ivy Global Equity Income Fund	57	—*	—	—*	—	39
Ivy Global Growth Fund	78	—*	—	—*	—	51
Ivy Government Money Market Fund	—	1	—	—*	—	—
Ivy High Income Fund	456	5	—	18	—	316
Ivy International Core Equity Fund	82	—*	—	3	—	60
Ivy Large Cap Growth Fund	820	3	—	4	—	658
Ivy Limited-Term Bond Fund	279	9	—	7	—	256
Ivy Managed International Opportunities Fund	19	—*	—	—*	—	13
Ivy Mid Cap Growth Fund	563	1	—	5	—	465
Ivy Mid Cap Income Opportunities Fund	66	—*	—	4	—	51
Ivy Municipal Bond Fund	98	—*	—	—*	—	51
Ivy Municipal High Income Fund	146	29	—	3	—	75
Ivy Pzena International Value Fund	9	—	—	—*	—	7
Ivy Securian Core Bond Fund	93	3	—*	3	—	71
Ivy Small Cap Core Fund	48	—*	—	1	—	33
Ivy Small Cap Growth Fund	342	35	—*	1	—	245
Ivy Value Fund	90	—*	—	—*	—	52

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2020 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2021	1.03%	$ —	N/A
	Class B	Contractual	10-16-2017	7-31-2021	2.08%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	0.99%	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2021	0.84%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	1-11-2013	7-31-2021	0.84%	$ 25	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-31-2021	1.56%	$ —	N/A
	Class B	Contractual	3-17-2014	7-31-2021	2.45%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2021	0.99%	$ 737	Shareholder Servicing
	Class N	Contractual	3-17-2014	7-31-2021	0.99%	$ 1	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2021	0.96%	$ 228	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2021	1.68%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2021	1.72%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2021	0.74%	$ 169	Shareholder Servicing
	Class N	Contractual	4-1-2017	7-31-2021	0.74%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-2-2008	7-31-2021	0.99%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2021	1.22%	$ 57	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2021	1.92%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	2-26-2018	7-31-2021	1.09%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2021	0.92%	$ 52	Shareholder Servicing
	Class N	Contractual	8-15-2015	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-4-2012	7-31-2021	1.19%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Growth Fund	Class B	Contractual	2-26-2018	7-31-2021	2.52%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2021	1.06%	$ 20	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Government Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[1]	$ 285	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[1]	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[1]	$ 54	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	7-31-2018	7-31-2021	0.49%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	N/A	N/A	To maintain minimum yield[1]	$ 10	12b-1 Fees and/or Shareholder Servicing
Ivy High Income Fund	Class B	Contractual	2-26-2018	7-31-2021	1.70%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	2-26-2018	7-31-2021	1.66%	$ 129	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	1.04%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 21	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	All Classes	Contractual	8-1-2008	7-31-2021	N/A	$1,177[2]	Investment Management Fee
	Class A	Contractual	11-5-2018	7-31-2021	1.23%	$ 94	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	11-5-2018	7-31-2021	2.08%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	11-5-2018	7-31-2021	1.92%	$ 25	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	1.18%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2021	0.79%	$1,317	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2021	0.79%	$ 42	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class R	Contractual	11-5-2018	7-31-2021	1.53%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-15-2018	7-31-2021	1.18%	$ 38	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2021	1.04%	$ —	N/A
	Class B	Contractual	2-26-2018	7-31-2021	1.83%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	1.10%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2022	0.64%[3]	$ 1,794	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2022	0.64%[3]	$ 5	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2021	1.05%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 7	12b-1 Fees and/or Shareholder Servicing
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2021	0.93%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	All Classes	Contractual	3-17-2014	7-31-2021	N/A	$ 9[4]	Investment Management Fee
	Class A	Contractual	3-17-2014	7-31-2021	0.46%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2021	1.25%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2021	1.25%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2021	0.16%	$ 16	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —*	Shareholder Servicing
	Class R	Contractual	3-17-2014	7-31-2021	0.72%	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2021	0.38%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	All Classes	Contractual	8-1-2008	7-31-2021	N/A	$ 550[5]	Investment Management Fee
	Class A	Contractual	8-1-2014	7-31-2021	1.30%	$ —	N/A
	Class B	Contractual	2-26-2018	7-31-2021	2.07%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	1.24%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2021	0.79%	$ 2,227	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2021	0.79%	$ 36	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 39	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Mid Cap Income Opportunities Fund	All Classes	Contractual	10-1-2014	7-31-2021	N/A	$ 310[6]	Investment Management Fee
	Class A	Contractual	10-1-2014	7-31-2021	1.34%	$ —	N/A
	Class C	Contractual	10-1-2014	7-31-2021	2.06%	$ —	N/A
	Class I	Contractual	10-1-2014	7-31-2021	0.83%	$500	Shareholder Servicing
	Class N	Contractual	10-1-2014	7-31-2021	0.83%	$ 9	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class R	Contractual	10-1-2014	7-31-2021	1.80%	$ —	N/A
	Class Y	Contractual	10-1-2014	7-31-2021	1.35%	$ —	N/A
	Class Y	Contractual	10-1-2014	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Municipal Bond Fund	Class A	Contractual	10-16-2017	7-31-2021	0.83%	$ 160	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2021	0.70%	$ 45	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	Class B	Contractual	10-1-2016	7-31-2021	1.62%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	7-31-2021	1.58%	$ 36	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2021	0.61%	$233	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-1-2016	7-31-2021	0.94%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Pzena International Value Fund	All Classes	Contractual	12-3-2012	7-31-2021	N/A	$225[7]	Investment Management Fee
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Securian Core Bond Fund	All Classes	Contractual	8-1-2011	7-31-2021	N/A	$648[8]	Investment Management Fee
	Class E	Contractual	1-31-2011	7-31-2021	0.95%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2022	0.45%[9]	$660	Shareholder Servicing
	Class N	Contractual	8-1-2011	7-31-2022	0.45%[9]	$ 11	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Small Cap Core Fund	All Classes	Contractual	8-1-2008	7-31-2021	N/A	$ 108[10]	Investment Management Fee
	Class I	Contractual	7-31-2018	7-31-2021	0.89%	$308	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2021	0.89%	$ 10	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Small Cap Growth Fund	Class B	Contractual	2-26-2018	7-31-2021	2.17%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	11-5-2018	7-31-2021	2.04%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2021	1.30%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2021	0.89%	$739	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2021	0.89%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	10-16-2017	7-31-2021	1.20%	$ 28	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2021	2.31%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2021	0.92%	$ 35	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2021	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Minimum yield was 0.01%.

(2) Due to Class A, Class B, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) Reflects the lower expense limit which went into effect August 1, 2020. Prior to August 1, 2020, the expense limit in effect was 0.69%.

(4) Due to Class A, Class B, Class C, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(5) Due to Class A, Class B, Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(6) Due to Class A, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(7) The Fund's management fee is being reduced by 0.21% of average daily net assets.

(8) Due to Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(9) Reflects the lower expense limit which went into effect August 1, 2020. Prior to August 1, 2020, the expense limit in effect was 0.54%.

(10) Due to Class I, Class N, Class T and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2020 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2020.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2020 follows:

	3-31-20 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	9-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy High Income Fund								
ASG Warrant Corp.[1][2][3]	$ —*	$ —	$ —	$ —	$ —	$ —*	$ —	$—
Bellatrix Exploration Ltd. [1][2][4]	—*	—	—	—	—*	—*	—	—
BIS Industries Ltd. [1][2][3][4]	—*	—	—	—	—*	—*	—	—
Larchmont Resources LLC[1][2][3]	3,209	—	—	—	(2,475)	734	—	—
Maritime Finance Co. Ltd. [1][2][3]	11,183	—	537[6]	—	(2,386)	8,260	—	—
True Religion Apparel, Inc. [1][2]	—*	—	—	—	—	—*	—	—
	$ 14,392			$ —	$ (4,861)	$ 8,994	$ —	$—

	3-31-20 Value				Net Change in Unrealized Depreciation		Interest Received	
Bellatrix Exploration Ltd., 8.500%, 9-11-23[4]	$ 4,051	—	—	—	$ (4,051)	$ —*	$ (142)[10]	$—
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK), 9.500%, 12-15-23[4][5]	4,058	—	—	—	(4,058)	—*	—	—
Larchmont Resources LLC (11.000% Cash or 11.000% PIK), 11.000%, 8-9-21[2][5]	12,413	—	84[7]	—	(6,812)	5,517	577	—
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22[4]	24,636	19[8]	—	—	(13,233)	11,422	(660)[10]	—
	$ 45,158			$ —	$(28,154)	$ 16,939	$(225)[10]	$—

	3-31-20 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation	9-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy Managed International Opportunities Fund								
Ivy Emerging Markets Equity Fund, Class N	$ 21,690	$16,213	$ 3,580	$ 210	$ 13,159	$ 47,692	$ —	$—
Ivy Global Equity Income Fund, Class N	13,810	1,617	1,678	(497)	2,793	16,045	—	—
Ivy Global Growth Fund, Class N	14,741	144	2,923	(19)	4,504	16,447	209	—
Ivy International Core Equity Fund, Class N	48,219	1,820	9,943	(1,823)	11,659	49,932	—	—
Ivy International Small Cap Fund, Class N	13,571	620	1,650	(252)	5,038	17,327	—	—
Ivy Pzena International Value Fund, Class N	25,628	129	14,673	(5,410)	10,820	16,494	—	—
	$137,659			$ (7,791)	$ 47,973	$163,937	$ 209	$—

	3-31-20 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation	9-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy Small Cap Growth Fund								
PetIQ, Inc.[1]	N/A	$ 8,186	$ —	$ —	$ 12,816	$ 50,739	$ —	$—
Vericel Corp.[1][9]	21,899	—	4,401	(2,586)	14,101	N/A	—	—
	$ 21,899			$(2,586)	$ 26,917	$ 50,739	$ —	$—

* Not shown due to rounding.

(1) No dividends were paid during the preceding 12 months.
(2) Securities whose value was determined using significant unobservable inputs.
(3) Restricted.
(4) Non-income producing.
(5) Payment-in-kind bond.
(6) The amount shown of $537 represents a return of capital.
(7) The amount shown of $84 represents amortization.
(8) The amount shown of $20 represents accretion.
(9) No longer affiliated at September 30, 2020.
(10) A debt restructure process has occurred that allowed a portion of the outstanding interest payments to be cancelled.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2020, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Core Equity Fund	$ —	$1,081,475	$ —	$1,098,240
Ivy Emerging Markets Equity Fund	—	266,477	—	407,630
Ivy Global Bond Fund	16,438	91,742	36,253	76,194
Ivy Global Equity Income Fund	—	92,626	—	159,184
Ivy Global Growth Fund	—	157,149	—	193,813
Ivy Government Money Market Fund	—	—	—	—
Ivy High Income Fund	—	789,902	—	965,056
Ivy International Core Equity Fund	—	713,515	—	1,270,218
Ivy Large Cap Growth Fund	—	548,716	—	661,625
Ivy Limited-Term Bond Fund	14,669	280,111	128,129	128,152
Ivy Managed International Opportunities Fund	—	20,542	—	34,447
Ivy Mid Cap Growth Fund	—	792,212	—	902,118
Ivy Mid Cap Income Opportunities Fund	—	217,009	—	85,878
Ivy Municipal Bond Fund	—	65,202	—	88,076
Ivy Municipal High Income Fund	—	50,190	—	97,407
Ivy Pzena International Value Fund	—	19,713	—	49,520
Ivy Securian Core Bond Fund	386,808	354,582	503,053	199,183
Ivy Small Cap Core Fund	—	365,739	—	402,053
Ivy Small Cap Growth Fund	—	604,934	—	754,113
Ivy Value Fund	—	407,470	—	363,957

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

Each Fund may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2020 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2020:

Fund	Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Emerging Markets Equity Fund	$ 2,049	$ 2,152	$ —	$ 2,152
Ivy Global Bond Fund	3,855	3,952	—	3,952
Ivy Global Equity Income Fund	16,476	17,301	—	17,301
Ivy High Income Fund	11,546	11,812	—	11,812
Ivy International Core Equity Fund	52,435	53,171	1,515	54,686
Ivy Mid Cap Growth Fund	46,527	42,599	5,047	47,646
Ivy Mid Cap Income Opportunities Fund	4,344	4,435	—	4,435
Ivy Pzena International Value Fund	23,991	20,749	4,342	25,091
Ivy Securian Core Bond Fund	9,908	65	10,050	10,115
Ivy Small Cap Core Fund	1,378	1,417	—	1,417
Ivy Small Cap Growth Fund	7,299	6,323	1,151	7,474
Ivy Value Fund	776	793	—	793

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. BORROWINGS

On July 1, 2019 the Trust, on behalf of the Ivy High Income Fund and Ivy Municipal High Income Fund, along with certain other funds managed by the investment adviser ("Participating Funds"), entered into a 364-day senior unsecured revolving credit facility with Bank of New York Mellon and a group of financial institutions to be utilized to temporarily finance the repurchase or redemption of Fund shares and for other temporary or emergency purposes. The Participating Funds can borrow up to an aggregate commitment amount of $130 million at any time outstanding, subject to asset coverage and other limitations as specified in the agreement. The credit facility has the following terms: a commitment fee of 0.15% per annum of the daily amount of unused commitment amounts and interest at a rate equal to the higher of (a) the federal funds effective rate (but not below 0.0%) plus 1.00% per annum or (b) the one-month LIBOR rate (but not below 0.0%) plus 1.00% per annum on amounts borrowed. The agreement expires in June 2021 unless extended or renewed. As of September 30, 2020, if applicable, any outstanding borrowings would be disclosed as a payable for borrowing on the Statement of Assets and Liabilities. Commitment and interest fees, if any, paid by the Participating Funds are disclosed as part of commitment and interest expense for borrowing on the Statement of Operations. During the period ended September 30, 2020, the Participating Funds did not borrow under the credit facility.

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Core Equity Fund | | | | Ivy Emerging Markets Equity Fund | | | |
| | Six months ended 9-30-20 (Unaudited) | | Year ended 3-31-20 | | Six months ended 9-30-20 (Unaudited) | | Year ended 3-31-20 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,133	$ 43,946	8,111	$ 114,369	730	$ 14,866	2,104	$ 40,058
Class B	1	10	16	180	—	—	3	44
Class C	184	2,085	400	4,698	91	1,570	420	6,914
Class E[(1)]	52	749	123	1,692	—	—	—	—
Class I	3,025	48,627	8,627	139,378	5,259	105,814	16,925	329,886
Class N	3,075	49,902	358	5,585	1,979	41,316	2,998	57,913
Class R	3	47	6	81	45	855	210	3,935
Class T[(1)]	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	68	1,076	175	2,679	268	5,329	707	13,334
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	20,034	281,076	—	—	116	2,325
Class B	—	—	56	620	—	—	—*	3
Class C	—	—	409	4,718	—	—	14	244
Class E[(1)]	—	—	102	1,416	—	—	—*	2
Class I	—	—	5,748	92,548	—	—	551	11,386
Class N	—	—	208	3,360	—	—	149	3,097
Class R	—	—	—*	4	—	—	2	48
Class T[(1)]	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	—	—	152	2,354	—	—	5	96
Shares redeemed:								
Class A	(13,872)	(198,301)	(37,781)	(533,128)	(2,026)	(40,155)	(5,501)	(102,763)
Class B	(149)	(1,640)	(326)	(3,681)	(17)	(274)	(77)	(1,179)
Class C	(857)	(10,055)	(1,603)	(18,963)	(673)	(11,280)	(1,607)	(25,574)
Class E[(1)]	(100)	(1,453)	(192)	(2,689)	(15)	(310)	—	—
Class I	(9,096)	(148,629)	(21,830)	(350,279)	(11,005)	(217,426)	(27,400)	(525,817)
Class N	(872)	(15,291)	(1,182)	(19,098)	(3,320)	(65,145)	(5,919)	(116,392)
Class R	(8)	(117)	(26)	(372)	(184)	(3,548)	(428)	(8,081)
Class T[(1)]	N/A	N/A	N/A	N/A	(14)	(273)	—	—
Class Y	(279)	(4,119)	(1,573)	(24,909)	(390)	(7,991)	(1,070)	(20,705)
Net decrease	(15,692)	$(233,163)	(19,988)	$(298,361)	(9,272)	$(176,652)	(17,798)	$(331,226)

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy Emerging Markets Equity Fund liquidated Class E and Class T shares.

	Ivy Global Bond Fund				Ivy Global Equity Income Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	769	$ 7,767	1,625	$ 16,018	544	$ 5,977	1,809	$ 21,671
Class B	—	—	4	40	1	6	3	42
Class C	42	426	182	1,809	16	170	106	1,266
Class E	N/A	N/A	N/A	N/A	14	154	48	587
Class I	2,166	21,799	5,173	50,923	989	10,803	2,537	30,159
Class N	1,602	16,266	434	4,280	262	2,969	225	2,645
Class R	1	12	8	76	—*	3	1	8
Class Y	14	138	41	397	17	197	21	257
Shares issued in reinvestment of distributions to shareholders:								
Class A	181	1,811	393	3,871	280	3,145	996	11,973
Class B	—*	3	1	9	1	7	5	61
Class C	4	39	8	81	6	69	35	424
Class E	N/A	N/A	N/A	N/A	5	55	16	188
Class I	242	2,424	522	5,147	293	3,291	1,054	12,618
Class N	35	354	70	685	24	275	74	882
Class R	—*	3	1	7	—*	1	—*	5
Class Y	1	9	2	16	2	17	7	86
Shares redeemed:								
Class A	(1,831)	(18,275)	(5,315)	(52,213)	(3,451)	(37,900)	(8,346)	(98,987)
Class B	(16)	(163)	(59)	(584)	(41)	(443)	(184)	(2,196)
Class C	(139)	(1,405)	(440)	(4,321)	(272)	(3,017)	(952)	(11,350)
Class E	N/A	N/A	N/A	N/A	(56)	(629)	(85)	(1,011)
Class I	(2,832)	(28,145)	(8,303)	(80,871)	(4,507)	(49,610)	(9,869)	(117,270)
Class N	(438)	(4,435)	(1,227)	(11,989)	(250)	(2,730)	(358)	(4,260)
Class R	(13)	(135)	(14)	(135)	(7)	(75)	(4)	(46)
Class Y	(19)	(185)	(75)	(746)	(17)	(179)	(195)	(2,398)
Net decrease	(231)	$ (1,692)	(6,969)	$(67,500)	(6,147)	$(67,444)	(13,056)	$(154,646)

* Not shown due to rounding.

	Ivy Global Growth Fund				Ivy Government Money Market Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	246	$ 11,012	545	$ 24,241	200,259	$200,259	342,882	$342,882
Class B	—*	1	—*	10	91	91	200	200
Class C	7	292	22	798	1,922	1,922	20,607	20,607
Class E(1)	—	—	—	—	4,642	4,642	5,938	5,938
Class I	731	34,190	1,570	71,690	N/A	N/A	N/A	N/A
Class N	7	328	55	2,542	5	5	2,353	2,353
Class R	1	42	2	91	N/A	N/A	N/A	N/A
Class Y	9	450	16	738	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	92	4,256	71	71	1,696	1,696
Class B	—	—	—*	6	—*	—*	3	3
Class C	—	—	2	66	1	1	37	37
Class E(1)	—	—	—*	2	6	6	118	118
Class I	—	—	111	5,259	N/A	N/A	N/A	N/A
Class N	—	—	5	256	1	1	123	123
Class R	—	—	—*	8	N/A	N/A	N/A	N/A
Class Y	—	—	—*	19	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(679)	(31,308)	(1,935)	(85,916)	(179,834)	(179,834)	(315,803)	(315,803)
Class B	(2)	(88)	(12)	(441)	(257)	(257)	(607)	(607)
Class C	(34)	(1,284)	(90)	(3,270)	(11,558)	(11,558)	(14,684)	(14,684)
Class E(1)	(4)	(178)	—	—	(1,902)	(1,902)	(4,323)	(4,323)
Class I	(1,176)	(55,946)	(2,618)	(118,443)	N/A	N/A	N/A	N/A
Class N	(70)	(3,137)	(88)	(4,077)	(8,216)	(8,216)	(1,708)	(1,708)
Class R	(4)	(208)	(14)	(625)	N/A	N/A	N/A	N/A
Class Y	(22)	(920)	(75)	(3,342)	N/A	N/A	N/A	N/A
Net increase (decrease)	(990)	$(46,754)	(2,412)	$(106,132)	5,231	$ 5,231	36,832	$ 36,832

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy Global Growth Fund liquidated Class E shares.

	Ivy High Income Fund				Ivy International Core Equity Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	21,606	$ 137,663	42,163	$ 299,823	1,454	$ 22,659	4,685	$ 78,695
Class B	12	78	36	255	—*	1	2	33
Class C	2,164	13,726	7,722	55,103	74	1,023	336	4,964
Class E	94	594	216	1,515	20	316	51	865
Class I	51,549	326,803	74,487	526,985	7,231	110,881	25,633	427,720
Class N	1,494	9,424	5,790	41,417	3,240	50,364	13,059	215,779
Class R	483	2,998	782	5,512	142	2,134	744	12,391
Class T[1]	—	—	—	—	—	—	—	—
Class Y	5,417	34,187	12,750	90,981	689	10,496	3,825	63,309
Shares issued in reinvestment of distributions to shareholders:								
Class A	7,689	49,000	16,317	114,568	—	—	668	11,528
Class B	73	462	240	1,691	—	—	2	36
Class C	1,890	12,026	4,551	32,008	—	—	144	2,189
Class E	44	279	87	610	—	—	10	174
Class I	8,505	54,183	18,782	131,952	—	—	3,377	58,627
Class N	340	2,165	717	5,023	—	—	1,525	26,540
Class R	247	1,573	528	3,710	—	—	121	2,092
Class T[1]	—	—	—	—	—	—	—	—
Class Y	631	4,014	1,701	11,982	—	—	414	7,199
Shares redeemed:								
Class A	(28,514)	(181,260)	(78,501)	(549,562)	(4,593)	(71,549)	(15,008)	(250,909)
Class B	(1,141)	(7,264)	(2,680)	(19,015)	(43)	(576)	(154)	(2,265)
Class C	(15,011)	(96,359)	(31,521)	(221,590)	(1,593)	(21,820)	(4,960)	(72,845)
Class E	(184)	(1,182)	(268)	(1,900)	(52)	(796)	(75)	(1,262)
Class I	(67,344)	(429,434)	(127,266)	(885,787)	(27,867)	(432,393)	(104,955)	(1,763,863)
Class N	(3,718)	(23,586)	(5,426)	(37,591)	(14,859)	(229,744)	(53,424)	(914,549)
Class R	(974)	(6,222)	(2,308)	(15,976)	(528)	(8,157)	(3,551)	(59,621)
Class T[1]	(36)	(234)	—*	—*	(13)	(207)	—	—
Class Y	(7,881)	(49,699)	(25,199)	(177,426)	(7,976)	(120,400)	(13,434)	(225,798)
Net decrease	(22,565)	$(146,065)	(86,300)	$(585,712)	(44,674)	$(687,768)	(140,965)	$(2,378,971)

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy High Income Fund and Ivy International Core Equity Fund liquidated Class T shares.

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,993	$ 100,674	7,144	$ 169,639	7,685	$ 84,957	16,182	$ 175,881
Class B	16	274	21	361	6	63	27	288
Class C	555	10,651	918	17,201	1,400	15,444	1,210	13,236
Class E	71	1,816	156	3,624	224	2,473	190	2,061
Class I	9,493	254,546	16,217	413,793	8,261	91,287	9,956	108,027
Class N	1,357	37,596	1,266	32,411	4,800	53,103	2,687	29,202
Class R	110	2,507	271	6,109	1	17	37	399
Class Y	169	4,623	370	9,251	44	478	183	1,989
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	10,844	249,854	266	2,939	622	6,758
Class B	—	—	57	910	—*	3	2	23
Class C	—	—	578	10,364	11	125	35	377
Class E	—	—	112	2,576	4	49	9	100
Class I	—	—	9,412	231,151	462	5,100	1,158	12,579
Class N	—	—	497	12,279	100	1,110	272	2,957
Class R	—	—	98	2,147	—*	2	—*	3
Class Y	—	—	132	3,131	4	39	11	120
Shares redeemed:								
Class A	(7,017)	(181,048)	(16,623)	(393,878)	(6,269)	(69,178)	(17,007)	(184,572)
Class B	(117)	(2,044)	(265)	(4,588)	(77)	(852)	(197)	(2,137)
Class C	(1,027)	(20,972)	(1,943)	(36,678)	(894)	(9,898)	(2,741)	(29,698)
Class E	(65)	(1,719)	(141)	(3,362)	(78)	(857)	(170)	(1,846)
Class I	(12,512)	(343,993)	(24,350)	(611,039)	(6,734)	(74,339)	(21,726)	(235,594)
Class N	(1,102)	(32,124)	(1,374)	(35,049)	(8,027)	(88,561)	(6,812)	(73,482)
Class R	(225)	(5,387)	(501)	(11,092)	(10)	(109)	(11)	(119)
Class Y	(227)	(5,910)	(906)	(22,489)	(201)	(2,223)	(368)	(4,006)
Net increase (decrease)	(6,528)	$(180,510)	1,990	$ 46,626	978	$ 11,172	(16,451)	$ (177,454)

* Not shown due to rounding.

	Ivy Managed International Opportunities Fund				Ivy Mid Cap Growth Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	186	$ 1,717	686	$ 6,672	3,146	$ 95,082	6,168	$ 162,204
Class B	—	—	1	9	4	77	15	306
Class C	10	90	25	245	586	14,559	1,190	26,013
Class E[1]	—	—	—	—	32	930	71	1,818
Class I	916	8,591	2,928	29,233	12,590	414,131	18,654	526,865
Class N	5	49	7	71	2,791	95,578	3,126	89,494
Class R	—*	2	1	7	493	14,688	568	14,322
Class Y	1	6	6	60	1,201	39,519	1,948	53,403
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	362	3,767	—	—	3,199	85,725
Class B	—	—	1	12	—	—	30	616
Class C	—	—	11	110	—	—	459	10,112
Class E[1]	—	—	3	34	—	—	27	700
Class I	—	—	724	7,576	—	—	3,774	110,651
Class N	—	—	—*	5	—	—	495	14,664
Class R	—	—	—*	3	—	—	112	2,905
Class Y	—	—	1	12	—	—	437	12,329
Shares redeemed:								
Class A	(687)	(6,198)	(1,769)	(17,628)	(4,570)	(137,768)	(12,966)	(338,808)
Class B	(6)	(58)	(20)	(194)	(174)	(3,827)	(476)	(9,662)
Class C	(60)	(523)	(101)	(984)	(1,657)	(42,107)	(3,670)	(79,454)
Class E[1]	(53)	(495)	—	—	(38)	(1,155)	(73)	(1,886)
Class I	(1,850)	(17,038)	(2,829)	(28,532)	(11,225)	(371,664)	(26,473)	(761,516)
Class N	(5)	(48)	(6)	(64)	(1,990)	(64,917)	(3,391)	(98,392)
Class R	(1)	(8)	—*	(2)	(420)	(11,866)	(1,089)	(27,435)
Class Y	(4)	(40)	(42)	(429)	(1,626)	(51,653)	(4,321)	(117,780)
Net decrease	(1,548)	$(13,953)	(11)	$ (17)	(857)	$ (10,393)	(12,186)	$(322,806)

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy Managed International Opportunities Fund and Ivy Mid Cap Growth Fund liquidated Class E shares.

	Ivy Mid Cap Income Opportunities Fund				Ivy Municipal Bond Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	924	$ 12,101	3,288	$ 48,013	1,821	$ 21,362	3,895	$ 46,080
Class B	N/A	N/A	N/A	N/A	2	17	—*	4
Class C	201	2,760	624	9,096	54	642	249	2,945
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	20,236	273,768	20,972	295,297	2,234	26,334	4,430	52,271
Class N	1,526	20,475	5,202	78,803	28	337	53	628
Class R	11	152	23	344	N/A	N/A	N/A	N/A
Class Y	1,979	23,961	506	7,183	2	18	2	24
Shares issued in reinvestment of distributions to shareholders:								
Class A	74	1,021	213	3,027	417	4,916	1,000	11,819
Class B	N/A	N/A	N/A	N/A	—*	3	1	15
Class C	6	77	16	232	9	108	27	323
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	437	6,053	843	11,910	307	3,614	753	8,901
Class N	46	641	130	1,800	1	10	1	15
Class R	—*	3	1	9	N/A	N/A	N/A	N/A
Class Y	15	198	17	246	—*	—*	—*	2
Shares redeemed:								
Class A	(1,824)	(23,590)	(3,048)	(40,576)	(3,221)	(37,888)	(6,754)	(79,605)
Class B	N/A	N/A	N/A	N/A	(23)	(271)	(50)	(597)
Class C	(276)	(3,653)	(468)	(6,621)	(297)	(3,511)	(578)	(6,780)
Class E	(204)	(2,774)	—	—	N/A	N/A	N/A	N/A
Class I	(8,118)	(107,872)	(16,148)	(224,153)	(3,020)	(35,513)	(7,064)	(83,098)
Class N	(2,630)	(33,037)	(3,677)	(50,785)	(7)	(82)	(32)	(380)
Class R	(7)	(90)	(10)	(158)	N/A	N/A	N/A	N/A
Class Y	(1,602)	(22,709)	(363)	(4,761)	(3)	(30)	(12)	(141)
Net increase (decrease)	10,794	$147,485	8,121	$128,906	(1,696)	$(19,934)	(4,079)	$(47,574)

* Not shown due to rounding.

	Ivy Municipal High Income Fund				Ivy Pzena International Value Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,569	$ 32,679	16,941	$ 85,565	111	$ 1,454	232	$ 3,384
Class B	1	3	38	194	—	—	—*	3
Class C	284	1,388	1,285	6,493	2	20	6	82
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	7,482	36,865	19,847	99,855	464	6,141	2,090	29,659
Class N	62	306	596	2,986	535	7,789	1,815	25,191
Class R	N/A	N/A	N/A	N/A	—*	1	—*	1
Class Y	8	40	273	1,375	3	39	12	182
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,745	8,610	3,883	19,615	—	—	95	1,498
Class B	3	17	16	83	—	—	—*	1
Class C	176	868	459	2,317	—	—	1	18
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	1,186	5,850	2,978	15,047	—	—	160	2,572
Class N	4	19	9	47	—	—	180	2,907
Class R	N/A	N/A	N/A	N/A	—	—	—*	—*
Class Y	19	95	47	236	—	—	2	24
Shares redeemed:								
Class A	(9,208)	(45,209)	(28,107)	(141,166)	(410)	(5,303)	(1,294)	(18,862)
Class B	(345)	(1,694)	(643)	(3,247)	(2)	(24)	(14)	(179)
Class C	(5,231)	(25,972)	(6,681)	(33,652)	(42)	(525)	(60)	(804)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(17,090)	(83,484)	(32,361)	(162,121)	(1,306)	(17,147)	(1,905)	(28,528)
Class N	(102)	(505)	(509)	(2,383)	(2,284)	(29,634)	(1,425)	(21,737)
Class R	N/A	N/A	N/A	N/A	—*	(1)	—*	(5)
Class Y	(159)	(788)	(508)	(2,570)	(1)	(9)	(66)	(1,008)
Net decrease	(14,596)	$(70,912)	(22,437)	$(111,326)	(2,930)	$(37,199)	(171)	$ (5,601)

* Not shown due to rounding.

	Ivy Securian Core Bond Fund				Ivy Small Cap Core Fund			
	Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20		Six months ended 9-30-20 (Unaudited)		Year ended 3-31-20	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,486	$ 27,502	6,721	$ 73,422	400	$ 5,972	1,267	$ 21,736
Class B	4	45	15	162	—	—	3	48
Class C	242	2,679	700	7,690	49	616	214	3,128
Class E[1]	67	749	135	1,472	—	—	—	—
Class I	11,202	123,647	36,753	400,806	3,534	57,577	9,082	163,374
Class N	5,016	55,007	8,227	88,382	430	7,088	1,408	25,767
Class R	7	74	15	167	118	1,743	461	7,719
Class T[1]	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	162	1,778	640	7,023	46	736	158	2,848
Shares issued in reinvestment of distributions to shareholders:								
Class A	187	2,071	583	6,350	—	—	62	1,109
Class B	—*	4	3	34	—	—	1	10
Class C	8	88	28	310	—	—	16	237
Class E[1]	4	42	12	124	—	—	—*	—*
Class I	847	9,370	2,373	25,826	—	—	172	3,346
Class N	180	1,993	567	6,175	—	—	32	627
Class R	1	10	4	43	—	—	8	138
Class T[1]	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	10	107	24	266	—	—	3	59
Shares redeemed:								
Class A	(2,151)	(23,708)	(4,887)	(52,958)	(1,182)	(17,585)	(2,745)	(46,197)
Class B	(45)	(496)	(111)	(1,204)	(20)	(234)	(79)	(1,068)
Class C	(301)	(3,339)	(591)	(6,433)	(406)	(5,132)	(839)	(12,111)
Class E[1]	(54)	(590)	(80)	(876)	(12)	(189)	—	—
Class I	(10,476)	(115,191)	(23,360)	(254,265)	(4,850)	(79,976)	(9,046)	(166,257)
Class N	(2,771)	(30,837)	(6,440)	(70,252)	(1,340)	(21,845)	(1,437)	(27,032)
Class R	(23)	(256)	(29)	(318)	(201)	(3,069)	(287)	(4,734)
Class T[1]	N/A	N/A	N/A	N/A	(14)	(212)	—	—
Class Y	(217)	(2,400)	(200)	(2,192)	(103)	(1,649)	(535)	(9,710)
Net increase (decrease)	4,385	$ 48,349	21,102	$ 229,754	(3,551)	$(56,159)	(2,081)	$ (36,963)

* Not shown due to rounding.

(1) Effective June 19, 2020, Ivy Small Cap Core Fund liquidated Class E and Class T shares.

| | Ivy Small Cap Growth Fund | | | | Ivy Value Fund | | | |
| | Six months ended 9-30-20 (Unaudited) | | Year ended 3-31-20 | | Six months ended 9-30-20 (Unaudited) | | Year ended 3-31-20 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,113	$ 35,171	5,084	$ 86,257	642	$ 12,395	1,241	$ 28,140
Class B	4	39	11	125	—*	9	1	23
Class C	171	2,119	591	7,657	19	353	54	1,182
Class E[1]	30	490	68	1,152	—	—	—	—
Class I	3,571	81,785	11,100	258,381	7,219	139,237	11,636	256,132
Class N	849	19,766	4,299	100,278	939	17,654	1,644	34,730
Class R	204	3,258	649	10,731	—	—	—*	4
Class T[2]	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	317	6,708	1,161	25,255	1	17	5	115
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	4,004	66,672	111	2,171	1,312	30,906
Class B	—	—	38	418	—*	1	5	112
Class C	—	—	472	5,884	1	20	43	968
Class E[1]	—	—	43	704	—*	1	1	19
Class I	—	—	2,104	48,807	344	6,791	2,229	52,758
Class N	—	—	352	8,224	70	1,393	526	12,483
Class R	—	—	246	3,983	—*	—*	—*	—*
Class T[2]	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	294	6,345	—*	1	—*	8
Shares redeemed:								
Class A	(5,271)	(88,568)	(13,645)	(229,276)	(1,777)	(34,688)	(3,272)	(73,976)
Class B	(120)	(1,314)	(362)	(4,175)	(20)	(354)	(32)	(672)
Class C	(882)	(10,980)	(2,609)	(33,720)	(149)	(2,769)	(231)	(4,987)
Class E[1]	(50)	(854)	(93)	(1,571)	(9)	(184)	—	—
Class I	(6,449)	(148,887)	(15,266)	(351,902)	(4,766)	(94,140)	(8,452)	(193,330)
Class N	(1,776)	(39,969)	(2,588)	(60,031)	(1,851)	(36,978)	(1,642)	(38,578)
Class R	(461)	(7,545)	(1,436)	(23,402)	—	—	—*	(12)
Class T[2]	(14)	(231)	—	—	N/A	N/A	N/A	N/A
Class Y	(936)	(20,148)	(2,609)	(56,515)	(1)	(12)	(12)	(277)
Net increase (decrease)	(8,700)	$(169,160)	(8,092)	$ (129,719)	773	$ 10,918	5,056	$105,748

* Not shown due to rounding.
(1) Effective June 19, 2020, Ivy Value Fund liquidated Class E shares..
(2) Effective June 19, 2020, Ivy Small Cap Growth Fund liquidated Class T shares.

13. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At September 30, 2020, there were no outstanding bridge loan commitments.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Core Equity Fund	$2,865,048	$ 1,362,101	$ 7,382	$ 1,354,719
Ivy Emerging Markets Equity Fund	1,146,945	650,281	48,388	601,893
Ivy Global Bond Fund	421,067	25,406	2,586	22,820
Ivy Global Equity Income Fund	558,248	82,021	44,814	37,207
Ivy Global Growth Fund	648,290	310,068	23,508	286,560
Ivy Government Money Market Fund	198,053	—	—	—
Ivy High Income Fund	4,686,210	21,549	705,007	(683,458)
Ivy International Core Equity Fund	2,515,494	406,840	274,298	132,542
Ivy Large Cap Growth Fund	2,570,016	2,773,851	17,948	2,755,903
Ivy Limited-Term Bond Fund	1,129,823	28,460	1,025	27,435
Ivy Managed International Opportunities Fund	149,579	20,232	5,637	14,595
Ivy Mid Cap Growth Fund	3,447,101	2,666,268	100,110	2,566,158
Ivy Mid Cap Income Opportunities Fund	879,757	148,121	88,775	59,346
Ivy Municipal Bond Fund	686,810	63,137	437	62,700
Ivy Municipal High Income Fund	1,030,207	63,069	94,411	(31,342)
Ivy Pzena International Value Fund	277,370	16,161	61,885	(45,724)
Ivy Securian Core Bond Fund	1,196,676	43,643	17,761	25,882
Ivy Small Cap Core Fund	555,323	57,736	47,437	10,299
Ivy Small Cap Growth Fund	1,789,266	795,386	95,521	699,865
Ivy Value Fund	991,619	163,130	70,678	92,452

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended March 31, 2020 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Core Equity Fund	$ 6,316	$ 83,801	$—	$10,379	$ 1,430
Ivy Emerging Markets Equity Fund	94	—	—	—	—
Ivy Global Bond Fund	1,661	—	—	—	—
Ivy Global Equity Income Fund	934	—	—	3,557	—
Ivy Global Growth Fund	87	—	—	—	205
Ivy Government Money Market Fund	38	—	—	—	—
Ivy High Income Fund	1,685	—	—	—	—
Ivy International Core Equity Fund	8,192	—	—	—	—
Ivy Large Cap Growth Fund	1,131	130,277	—	30,381	418
Ivy Limited-Term Bond Fund	214	—	—	—	—
Ivy Managed International Opportunities Fund	—	—	—	71	68
Ivy Mid Cap Growth Fund	10,038	344,460	—	—	—
Ivy Mid Cap Income Opportunities Fund	1,147	—	—	—	—
Ivy Municipal Bond Fund	271	—	—	—	—
Ivy Municipal High Income Fund	429	—	—	—	—
Ivy Pzena International Value Fund	707	—	—	—	—
Ivy Securian Core Bond Fund	10,365	5,799	—	—	—
Ivy Small Cap Core Fund	—	—	—	12,481	19
Ivy Small Cap Growth Fund	—	—	—	14,309	10,835
Ivy Value Fund	9,852	20,782	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2020 and 2019 were as follows:

	March 31, 2020		March 31, 2019	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Core Equity Fund	$ 42,846	$358,060	$ 95,825	$452,279
Ivy Emerging Markets Equity Fund	19,112	—	18,100	—
Ivy Global Bond Fund	10,099	—	15,333	753
Ivy Global Equity Income Fund	20,048	7,043	25,953	101,951
Ivy Global Growth Fund	3,023	7,161	2,944	95,503
Ivy Government Money Market Fund	2,010	—	2,100	—
Ivy High Income Fund	331,250	—	367,093	—
Ivy International Core Equity Fund	115,075	—	142,547	381,481
Ivy Large Cap Growth Fund	71,172	469,944	4,822	412,797
Ivy Limited-Term Bond Fund	23,830	—	27,338	—
Ivy Managed International Opportunities Fund	3,662	8,130	2,892	9,751
Ivy Mid Cap Growth Fund	31,042	217,196	—	362,929
Ivy Mid Cap Income Opportunities Fund	15,322	2,617	9,626	7,549
Ivy Municipal Bond Fund	23,050	—	28,969	—
Ivy Municipal High Income Fund	44,805	—	55,561	—
Ivy Pzena International Value Fund	7,122	—	2,697	30,547
Ivy Securian Core Bond Fund	37,421	3,152	31,153	—
Ivy Small Cap Core Fund	948	4,692	17,069	69,971
Ivy Small Cap Growth Fund	—	146,183	13,018	287,118
Ivy Value Fund	21,440	78,072	12,119	57,925

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2020 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2020, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Core Equity Fund	$ —	$ —
Ivy Emerging Markets Equity Fund	272,915	46,592
Ivy Global Bond Fund	42,040	12,101
Ivy Global Equity Income Fund	—	—
Ivy Global Growth Fund	7,512	—
Ivy Government Money Market Fund	—	—
Ivy High Income Fund	156,882	769,730
Ivy International Core Equity Fund	156,309	205,302
Ivy Large Cap Growth Fund	—	—
Ivy Limited-Term Bond Fund	5,798	15,111
Ivy Managed International Opportunities Fund	161	240
Ivy Mid Cap Growth Fund	—	—
Ivy Mid Cap Income Opportunities Fund	2,729	9,788
Ivy Municipal Bond Fund	8,159	189
Ivy Municipal High Income Fund	5,748	23,653
Ivy Pzena International Value Fund	1,016	—
Ivy Securian Core Bond Fund	—	—
Ivy Small Cap Core Fund	—	—
Ivy Small Cap Growth Fund	—	—
Ivy Value Fund	—	—

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Waddell & Reed Advisors Global Bond Fund was merged into Ivy Global Bond Fund as of October 16, 2017. Due to the merger, Ivy Global Bond Fund's capital loss carryovers available to offset future gains are annually limited to $3,530 plus any unused limitations from prior years.

Waddell & Reed Advisors High Income Fund was merged into Ivy High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors High Income Fund had capital loss carryovers available to offset future gains of the Ivy High Income Fund. These carryovers are annually limited to $32,329 plus any unused limitations from prior years.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and the Ivy Targeted Return Bond Fund), and Pictet Asset Management Limited and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO and its affiliates has been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the Ivy Funds complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by other affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered that WISC has outsourced certain of its transactional processing operations to a sub-agent, which is designed to promote, and has achieved, greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has recently undertaken, and continues to implement, in seeking to rationalize the Ivy Funds complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the Ivy Funds complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of the Funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the funds within the Ivy Funds complex in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

PROXY VOTING INFORMATION

IVY FUNDS (UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

DOMESTIC EQUITY FUNDS

Ivy Accumulative Fund
Ivy Core Equity Fund
Ivy Large Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Mid Cap Income Opportunities Fund
Ivy Small Cap Core Fund
Ivy Small Cap Growth Fund
Ivy Value Fund

GLOBAL/INTERNATIONAL FUNDS

Ivy Emerging Markets Equity Fund
Ivy Global Equity Income Fund
Ivy Global Growth Fund
Ivy International Small Cap Fund
Ivy International Core Equity Fund
Ivy Managed International Opportunities Fund
Ivy Pictet Emerging Markets Local Currency Debt Fund
Ivy Pzena International Value Fund

INDEX FUNDS

Ivy ProShares Interest Rate Hedged High Yield Index Fund
Ivy ProShares MSCI ACWI Index Fund
Ivy ProShares Russell 2000 Dividend Growers Index Fund
Ivy ProShares S&P 500 Bond Index Fund
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

SPECIALTY FUNDS

Ivy Apollo Multi-Asset Income Fund
Ivy Asset Strategy Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy LaSalle Global Real Estate Fund
Ivy Natural Resources Fund
Ivy Science and Technology Fund
Ivy Securian Real Estate Securities Fund
Ivy Wilshire Global Allocation Fund

FIXED INCOME FUNDS

Ivy Apollo Strategic Income Fund
Ivy California Municipal High Income Fund
Ivy Corporate Bond Fund
Ivy Crossover Credit Fund
Ivy Global Bond Fund
Ivy Government Securities Fund
Ivy High Income Fund
Ivy Limited-Term Bond Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Pictet Targeted Return Bond Fund
Ivy PineBridge High Yield Fund
Ivy Securian Core Bond Fund

MONEY MARKET FUNDS

Ivy Cash Management Fund
Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.



Ivy INVESTMENTS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Ivy Distributors, Inc.

ivyinvestments.com

SEMIANN-IVYFUNDS (9-20)